As filed with the Securities and Exchange Commission on February 11, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYMANTEC CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	77-0181864
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20330 Stevens Creek Blvd.

Cupertino, California 95014
(408) 517-8000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

John W. Thompson

Chairman and Chief Executive Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014
(408) 517-8000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Daniel J. Winnike, Esq. Andrew Y. Luh, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Arthur F. Courville, Esq. Senior Vice President, General Counsel and Secretary Symantec Corporation 20330 Stevens Creek Blvd. Cupertino, California 95014 (408) 517-8000	John F. Brigden, Esq. Senior Vice President, General Counsel and Secretary VERITAS Software Corporation 350 Ellis Street Mountain View, California 94043 (650) 527-8000	Richard Capelouto, Esq. Kirsten J. Jensen, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

     Approximate date of commencement of proposed sale of the securities to the public: Upon the closing of the merger described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Offering Price per Share	Aggregate Offering Price	Registration Fee

Common stock, par value $0.01 per share(1)	570,835,246(2)	Not Applicable	$11,851,356,211(3)	$1,394,905

Special voting stock, par value $1.00 per share	1	$1.00(4)	$1.00(4)	$0

(1)	Each share of common stock includes a right to purchase one eight-thousandth of a share of Series A Junior Participating Preferred Stock. The preferred stock purchase rights, which are attached to the shares of Symantec common stock being registered hereunder, will be issued for no additional consideration. Accordingly, no additional registration fee is payable.

(2)	Represents the maximum number of shares of Symantec common stock, par value $0.01 per share, that may be issued in connection with the merger described herein, other than shares to be issued in respect of shares of VERITAS Software Corporation common stock, par value $0.001 per share, held by a subsidiary of VERITAS, equal to the product obtained by multiplying (i) 507,770,189, which represents the maximum number of shares of VERITAS common stock to be canceled in connection with the merger described herein assuming (A) the exercise of all vested VERITAS options and restricted stock units expected to be assumed by Symantec and (B) the exchange of all outstanding exchangeable non-voting shares of VERITAS’ Canadian subsidiary, TeleBackup Exchangeco Inc., into shares of VERITAS common stock prior to the merger described herein by (ii) the exchange ratio of 1.1242.

(3)	Estimated solely for the purpose of computing the amount of the registration fee required by the Securities Act of 1933, as amended, and pursuant to Rules 457(c) and (f) of the Securities Act, equal to the product obtained by multiplying (i) $23.34, the average of the high and low per share prices of common stock, par value $0.001 per share, of VERITAS, as reported on the Nasdaq National Market on February 10, 2005 by (ii) the maximum number of shares of VERITAS common stock to be canceled in connection with the merger described herein.

(4)	Inasmuch as there is no market for the share of special voting stock of VERITAS to be received by Symantec and canceled in the merger or stated book value for the security, the maximum offering price per share and the maximum aggregate offering price are calculated using the $1.00 par value of the security.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. Symantec may not sell the securities offered by this joint proxy statement/ prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    , 2005

Dear Symantec and VERITAS Stockholders:

      On behalf of the boards of directors of Symantec Corporation and VERITAS Software Corporation, we are pleased to deliver our joint proxy statement/ prospectus for the merger combining Symantec and VERITAS. We are seeking the approval of both Symantec and VERITAS stockholders with respect to this transaction. The combination of Symantec, the leading provider of security software, and VERITAS, the leading provider of storage software, is expected to create the fourth largest software company in the world, with an estimated $5 billion in revenues for the 12 months following the merger.

      Upon completion of the merger, VERITAS stockholders will be entitled to receive 1.1242 shares of Symantec common stock for each share of VERITAS common stock they then hold. The shares of Symantec common stock issued to VERITAS stockholders in connection with the merger are expected to represent approximately 40% of the outstanding shares of Symantec common stock immediately following the closing of the merger, based on the number of shares of Symantec and VERITAS common stock outstanding on January 31, 2005. Symantec common stock is traded on the Nasdaq National Market under the trading symbol “SYMC” and VERITAS common stock is traded on the Nasdaq National Market under the trading symbol “VRTS.” On February 9, 2005, the closing sale price of Symantec common stock was $21.55 and the closing sale price of VERITAS common stock was $23.73, each as reported on the Nasdaq National Market.

      For Symantec and VERITAS to complete the merger, Symantec stockholders must approve the issuance and reservation for issuance of shares of Symantec common stock in connection with the merger and amendments to Symantec’s certificate of incorporation to increase the authorized number of shares of Symantec common stock from 1,600,000,000 shares to 3,000,000,000 shares and to authorize one share of a class of special voting stock, and VERITAS stockholders must adopt the merger agreement. The approval of the issuance and reservation for issuance of Symantec shares in connection with the merger requires the affirmative vote of holders of a majority of the shares of Symantec common stock present in person or represented by proxy at the Symantec special meeting and entitled to vote, provided there is a quorum present, and the adoption of the amendments to the certificate of incorporation requires the affirmative vote of holders of a majority of the outstanding shares of Symantec common stock. The adoption of the merger agreement requires the affirmative vote of holders of a majority in voting power of the outstanding shares of VERITAS stock.

      After careful consideration, the Symantec board of directors unanimously recommends that Symantec stockholders vote FOR the proposal to approve the issuance of shares of Symantec common stock in connection with the merger and FOR the proposal to amend Symantec’s certificate of incorporation to increase the authorized number of shares of common stock and to authorize one share of a class of special voting stock.

      After careful consideration, the VERITAS board of directors unanimously recommends that VERITAS stockholders vote FOR the proposal to adopt the merger agreement that has been entered into between the parties.

      Symantec stockholders are cordially invited to attend a special meeting of stockholders that will be held on                     , 2005 at 8:00 a.m. local time at 20330 Stevens Creek Boulevard, Cupertino, California. VERITAS stockholders are cordially invited to attend a special meeting of stockholders that will be held on                     , 2005 at 8:00 a.m. local time at 350 Ellis Street, Mountain View, California.

      We encourage you to read this joint proxy statement/ prospectus for important information about the merger and the special meeting of your company. In particular, you should carefully consider the discussion in the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 12.

      Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of stockholders of your company, please take the time to submit your proxy by following the instructions presented by your company in this joint proxy statement/prospectus.

      We strongly support this combination of our companies and join with our boards in enthusiastically recommending that you vote in favor of the proposals described in this joint proxy statement/prospectus.

Sincerely,	Sincerely,

John W. Thompson	Gary L. Bloom
Chairman of the Board and Chief Executive Officer Symantec Corporation	Chairman of the Board, President and Chief Executive Officer VERITAS Software Corporation

Please Sign and Submit Your Proxy Today

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/ prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      This joint proxy statement/ prospectus is dated                     , 2005, and is first being mailed to stockholders of Symantec and VERITAS on or about                     , 2005.

      In connection with this offering, no person is authorized to give any information or to make any representations not contained in this joint proxy statement/ prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Symantec or VERITAS. This joint proxy statement/ prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this joint proxy statement/ prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not assume from the delivery of this joint proxy statement/ prospectus, nor from any sale made under this joint proxy statement/ prospectus, that Symantec’s or VERITAS’ affairs are unchanged since the date of this joint proxy statement/ prospectus or that the information contained in this joint proxy statement/ prospectus is correct as of any time after the date of this joint proxy statement/ prospectus.

Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                         , 2005

To Our Stockholders:

      You are cordially invited to attend a special meeting of the stockholders of Symantec Corporation, a Delaware corporation, at 8:00 a.m., Pacific Time, on                     , 2005 at 20330 Stevens Creek Boulevard, Cupertino, California.

      At the special meeting of the stockholders, you will be asked to:

1. Consider and vote upon a proposal to approve the issuance and reservation for issuance of up to shares of Symantec common stock to holders of VERITAS Software Corporation securities pursuant to the Agreement and Plan of Reorganization, dated December 15, 2004, by and among Symantec, Carmel Acquisition Corp., a wholly owned subsidiary of Symantec, and VERITAS.

2. Consider and vote upon a proposal to approve amendments to Symantec’s certificate of incorporation to increase the authorized number of shares of common stock of Symantec from 1,600,000,000 shares, $0.01 par value per share, to 3,000,000,000 shares, $0.01 par value per share, and to authorize one share of a class of special voting stock, $1.00 par value per share.

3. Consider and vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

      While these proposals are being voted upon separately, each of the first two proposals must be approved in order for either of them to be implemented.

      These proposals are more fully described in the accompanying joint proxy statement/ prospectus, which we urge you to read very carefully. A copy of the Agreement and Plan of Reorganization is attached as Annex A to the joint proxy statement/ prospectus. No other business will be presented at the special meeting.

      Only Symantec stockholders of record at the close of business on                     , 2005, the record date, are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. A list of stockholders eligible to vote at the meeting will be available for your review during our regular business hours at our headquarters in Cupertino, California for at least ten days prior to the special meeting for any purpose related to the special meeting.

      The board of directors of Symantec unanimously recommends that you vote FOR Proposal No. 1 for the issuance and reservation for issuance of shares in connection with the merger, FOR Proposal No. 2 for the amendments to Symantec’s certificate of incorporation and FOR Proposal No. 3 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

      Whether or not you plan to attend the special meeting in person, to ensure that your shares are represented at the special meeting, we encourage you to submit your proxy by telephone, Internet or mail in the enclosed postage-paid envelope. Returning your proxy does not deprive you of your right to attend the special meeting and to vote your shares in person. You may revoke your proxy in the manner described in this joint proxy statement/ prospectus at any time before it has been voted at the special meeting.

By Order of the Board of Directors

John W. Thompson
Chairman and Chief Executive Officer

                    , 2005

Cupertino, California

VERITAS Software Corporation

350 Ellis Street
Mountain View, California 94043

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                         , 2005

Dear Stockholders:

      You are cordially invited to attend a special meeting of the stockholders of VERITAS Software Corporation. The meeting will be held at our executive offices located at 350 Ellis Street, Mountain View, California 94043 on                     , 2005, at 8:00 a.m. Pacific Time.

      At the special meeting of the stockholders, you will be asked to:

1. Consider and vote upon a proposal to adopt an Agreement and Plan of Reorganization, dated December 15, 2004, that was entered into by and among Symantec Corporation, Carmel Acquisition Corp., a wholly owned subsidiary of Symantec Corporation, and VERITAS.

2. Consider and vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

      These proposals are more fully described in the accompanying joint proxy statement/prospectus, which we urge you to read very carefully. We have included a copy of the Agreement and Plan of Reorganization as Annex A to the joint proxy statement/prospectus. No other business will be presented at the special meeting. Only VERITAS stockholders of record at the close of business on                     , 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. A list of stockholders eligible to vote at the special meeting will be available for your review during our regular business hours at our headquarters in Mountain View, California for at least ten days prior to the date of the special meeting for any purpose related to the special meeting.

      The board of directors of VERITAS unanimously recommends that you vote FOR Proposal No. 1 for adoption of the Agreement and Plan of Reorganization and FOR Proposal No. 2 for an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

      Whether or not you plan to attend the special meeting, please submit a proxy by telephone, Internet or mail so that your shares may be represented at the special meeting. Returning your proxy does not deprive you of your right to attend the special meeting and to vote your shares in person. You may revoke your proxy in the manner described in this joint proxy statement/prospectus at any time before it has been voted at VERITAS’ special meeting.

By Order of the Board of Directors

Gary L. Bloom
Chairman of the Board,
President and Chief Executive Officer

                    , 2005
Mountain View, California

Additional Information

      This joint proxy statement/ prospectus:

•	Incorporates by reference important business and financial information about Symantec that is not included in or delivered with this joint proxy statement/ prospectus; and

•	Does not include some information included in the registration statement on Form S-4 filed with the Securities and Exchange Commission by Symantec, of which this proxy statement/ prospectus is a part, or information included in the exhibits to the registration statement.

      This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/ prospectus or filed as exhibits to the registration statement by requesting them in writing or by telephone from Symantec at the following address and telephone number:

Symantec Corporation

20330 Stevens Creek Blvd.
Cupertino, California 95014
Attention: Investor Relations
(408) 517-8324

      In order for you to receive timely delivery of the documents in advance of the special meetings, Symantec should receive your request no later than                     , 2005, which is five business days before the date of the special meetings.

      See “Where You Can Find More Information” beginning on page 192.

      If you have any questions about the merger, including how to complete and return your proxy card, or if you need additional copies of the joint proxy statement/ prospectus or the enclosed proxy, please contact:

For Symantec stockholders:

Georgeson Shareholder Communications, Inc.

17 State Street
New York, NY 10004
(877) 278-6774
or
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
(877) 750-9498

For VERITAS stockholders:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, NY 10016
(800) 322-2885

i

Page

Appraisal Rights	77
Listing of Symantec Common Stock to be Issued in the Merger	78
Delisting and Deregistration of VERITAS Common Stock After the Merger	78
Restriction on Resales of Symantec Common Stock	78
THE MERGER AGREEMENT	79
The Merger	79
Completion and Effectiveness of the Merger	79
Conversion of VERITAS Common Stock	79
Fractional Shares	79
VERITAS Options and Restricted Stock Units	80
VERITAS Employee Stock Purchase Plan	80
Treatment of Exchangeable Non-Voting Shares	80
Exchange of Stock Certificates	81
Representations and Warranties	81
Conduct of Business Before Completion of the Transaction	82
Symantec and VERITAS Prohibited from Soliciting Other Proposals	83
Superior Proposals	84
Change of Recommendation	85
Obligations of the Symantec Board of Directors and VERITAS Board of Directors with Respect to their Recommendations and Holding a Meeting of their Stockholders	86
Employee Benefits Matters	86
Regulatory Filings; Antitrust Matters; Reasonable Efforts to Obtain Regulatory Approvals	87
Limitation on Divestiture	87
VERITAS 0.25% Convertible Subordinated Notes due 2013	87
Symantec Corporate Governance	88
Conditions to Completion of the Merger	88
Termination of the Merger Agreement	89
Payment of Termination Fee	90
Expenses	91
Amendment, Extension and Waiver of the Merger Agreement	91
SYMANTEC PROPOSAL NO. 2	92
SYMANTEC PROPOSAL NO. 3	94
VERITAS PROPOSAL NO. 2	95
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	96
DESCRIPTION OF SYMANTEC’S COMMON STOCK AND SPECIAL VOTING STOCK	106
COMPARISON OF RIGHTS OF HOLDERS OF VERITAS COMMON STOCK AND SYMANTEC COMMON STOCK	109
INFORMATION REGARDING VERITAS’ BUSINESS	114
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VERITAS	130
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK OF VERITAS	167
SUPPLEMENTARY FINANCIAL INFORMATION OF VERITAS	170
MARKET FOR VERITAS’ COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	174

Page

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE OF VERITAS	174
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND MANAGEMENT OF VERITAS	174
INFORMATION REGARDING VERITAS DIRECTORS AND CERTAIN EXECUTIVE OFFICERS	177
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF VERITAS	188
EXPERTS	189
STOCKHOLDER PROPOSALS	190
DOCUMENTS INCORPORATED BY REFERENCE	191
WHERE YOU CAN FIND MORE INFORMATION	192
LEGAL MATTERS	192
VERITAS FINANCIAL STATEMENTS	FIN-1
Annex A Agreement and Plan of Reorganization
Annex B Opinion of Lehman Brothers Inc., Financial Advisor to the Board of Directors of Symantec
Annex C Opinion of Goldman, Sachs & Co., Financial Advisor to the Board of Directors of VERITAS
Annex D Certificate of Amendment of Restated Certificate of Incorporation of Symantec Corporation
Annex E Supplemental Information for the Holders of Exchangeable Non-Voting Shares
Annex F Appraisal Rights Procedures Relating to VERITAS Special Voting Stock
EXHIBIT 10.01
EXHIBIT 10.02
EXHIBIT 10.03
EXHIBIT 10.04
EXHIBIT 10.05
EXHIBIT 10.06
EXHIBIT 10.07
EXHIBIT 10.08
EXHIBIT 23.01
EXHIBIT 23.02
EXHIBIT 23.03
EXHIBIT 99.03
EXHIBIT 99.04
EXHIBIT 99.05

      Symantec and our Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec.

      VERITAS and the VERITAS Logo are trademarks or registered trademarks of VERITAS Software Corporation or its affiliates in the U.S. and other countries.

      Additional company and product names may be trademarks of their respective owners.

      This joint proxy statement/ prospectus is based on information provided by Symantec, VERITAS and other sources that Symantec and VERITAS believe to be reliable. This joint proxy statement/ prospectus summarizes certain documents filed as exhibits hereto. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 192.

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND SPECIAL MEETINGS OF STOCKHOLDERS

      The following questions and answers are intended to address briefly some commonly asked questions regarding the Symantec and VERITAS special meetings and the merger. These questions and answers may not address all of the information that may be important to you. Please refer to the more detailed information contained elsewhere in this joint proxy statement/ prospectus, the annexes to this joint proxy statement/ prospectus and in the documents referred to or incorporated by reference in this joint proxy statement/ prospectus.

Q: What is the merger?

A:	Symantec and VERITAS have entered into an Agreement and Plan of Reorganization, dated December 15, 2004 (referred to in this joint proxy statement/prospectus as the merger agreement), that contains the terms and conditions of the proposed business combination of Symantec and VERITAS. Under the merger agreement, VERITAS and Carmel Acquisition Corp., a wholly owned subsidiary of Symantec, will merge, with VERITAS surviving as a wholly owned subsidiary of Symantec (referred to as the merger). The shares of Symantec common stock issued to VERITAS stockholders in connection with the merger are expected to represent approximately 40% of the outstanding shares of Symantec common stock immediately following the closing of the merger, based on the number of shares of Symantec and VERITAS common stock outstanding on January 31, 2005.

For a more complete description of the merger, see the section entitled “The Merger” on page 40.

Q: Why are Symantec and VERITAS merging?

A:	Both Symantec and VERITAS believe that combining the two companies will expand and better serve the addressable market and result in greater long-term growth opportunities than either company has operating alone. The combined company will be able to address its customers’ needs to reduce the complexity and cost of managing their information technology, or IT, infrastructure by providing a comprehensive solution across all platforms. Symantec and VERITAS expect completion of the merger will enable the combined company to:

• better address the convergence of security and storage software markets;

• better serve the needs of customers by providing a comprehensive set of product and service offerings;

• have a broader global sales and channel coverage than either company independently;

• take advantage of financial synergies;

• have the scale to better compete in the marketplace; and

• be led by an experienced management team.

With its broader product offering and increased scale, the combined company will be strongly positioned to deliver comprehensive solutions for both information security and availability, from the desktop to the data center and to customers ranging from consumers to large service providers and enterprises.

Q: Why am I receiving this joint proxy statement/ prospectus?

A:	You are receiving this joint proxy statement/ prospectus because you have been identified as a stockholder of either Symantec or VERITAS, and thus you may be entitled to vote at such company’s special meeting. This document serves as both a joint proxy statement of Symantec and VERITAS, used to solicit proxies for the special meetings, and as a prospectus of Symantec, used to offer shares of Symantec common stock and one share of Symantec special voting stock in exchange for shares of VERITAS common stock and one share of VERITAS special voting stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the special meetings of Symantec and VERITAS, and you should read it carefully.

Q: What is required to complete the merger?

A.	To complete the merger, Symantec stockholders must approve the issuance and reservation for issuance of shares of Symantec common stock in connection with the merger and approve amendments to Symantec’s certificate of incorporation to increase the authorized number of shares of common stock and authorize one share of a new class of special voting stock. In addition, VERITAS stockholders must adopt the merger agreement. In addition to obtaining stockholder approval, Symantec and VERITAS must satisfy or waive all other closing conditions set forth in the merger agreement.

Q: What will VERITAS stockholders receive in the merger?

A:	If the merger is completed, VERITAS common stockholders will receive 1.1242 shares of Symantec common stock for each outstanding share of VERITAS common stock they hold at the time of the closing of the merger and cash in lieu of any fractional shares of Symantec common stock otherwise issuable in connection with such conversion. The holder of the one share of VERITAS special voting stock will receive one share of Symantec special voting stock.

Based on the exchange ratio and the number of shares of VERITAS common stock outstanding as of the VERITAS record date, a total of approximately shares of Symantec common stock, will be issued in connection with the merger to holders of VERITAS common stock, excluding shares to be issued in exchange for shares held by a VERITAS subsidiary.

For a more complete description of what VERITAS stockholders will receive in the merger, see the section entitled “The Merger Agreement — Conversion of VERITAS Common Stock” on page 79.

Q:	What will holders of exchangeable non-voting shares of the VERITAS Canadian subsidiary TeleBackup Exchangeco Inc. receive in the merger?

A:	Each exchangeable non-voting share of TeleBackup Exchangeco Inc. will remain outstanding following the merger and will become exchangeable for 5.0589 shares of Symantec common stock. In addition, holders of exchangeable non-voting shares of TeleBackup Exchangeco Inc. will have the opportunity to participate in the merger directly through the conditional exercise feature described in Annex E. Following the closing of the merger, each TeleBackup Exchangeco Inc. exchangeable non-voting share will carry the right to direct the holder of a new class of Symantec special voting stock with respect to one vote on all matters voted on by holders of Symantec common stock. For a more complete description of what holders of exchangeable non-voting shares of TeleBackup Exchangeco Inc. will receive in the merger, see Annex E entitled “Supplemental Information for the Holders of Exchangeable Non-Voting Shares.”

Based on the exchange ratio and the number of exchangeable non-voting shares of TeleBackup Exchangeco Inc. outstanding as of the VERITAS record date, a total of up to approximately shares of Symantec common stock may be issued upon the exercise by such holders of the conditional exercise feature described in Annex E.

v

Q: Why does Symantec need to amend its certificate of incorporation?

A:	The amendments to Symantec’s certificate of incorporation authorizing additional shares of common stock and one share of a class of special voting stock are required by the merger agreement and are necessary for Symantec to have enough authorized common stock to close the merger and have the flexibility to meet business needs and take advantage of opportunities as they arise. For example, the amendment would enable Symantec to effect a stock split in the future without further stockholder approval, although it does not have any present intention to do so. The additional shares would also be available for other corporate purposes, such as acquisitions of businesses and for Symantec’s employee benefit plans.

Q: How does Symantec’s board of directors recommend that I vote?

A:	After careful consideration, Symantec’s board of directors unanimously recommends that Symantec stockholders vote FOR Proposal No. 1 to approve the issuance and reservation for issuance of shares of Symantec common stock in connection with the merger, FOR Proposal No. 2 to approve amendments to Symantec’s certificate of incorporation to increase the authorized number of shares of common stock of Symantec from 1,600,000,000 shares to 3,000,000,000 shares and to authorize one share of a class of special voting stock and FOR Proposal No. 3 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals. While Proposal No. 1 and Proposal No. 2 are being voted upon separately, each of these two proposals must be approved in order for either of them to be implemented.

For a description of the reasons underlying the recommendations of Symantec’s board, see the sections entitled “The Merger — Our Reasons for the Merger” and “ — Other Factors Considered by the Symantec Board” on pages 45 and 46, the section entitled “Symantec Proposal No. 2” on page 92 and the section entitled “Symantec Proposal No. 3” on page 94.

Q: How does VERITAS’ board of directors recommend that I vote?

A.	After careful consideration, VERITAS’ board of directors unanimously recommends that the VERITAS stockholders vote FOR Proposal No. 1 to adopt the merger agreement and FOR Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

For a description of the reasons underlying the recommendation of VERITAS’ board, see the sections entitled “The Merger — Our Reasons for the Merger” and “ — Other Factors Considered by the VERITAS Board” on pages 45 and 48 and the section entitled “VERITAS Proposal No. 2” on page 95.

Q: What stockholder approvals are required for Symantec?

A:	The affirmative vote of holders of a majority of the shares of Symantec common stock, present in person or represented by proxy at the special meeting and entitled to vote (assuming that a quorum is present), is required to approve Proposal No. 1 regarding the issuance and reservation for issuance of Symantec common stock.

The affirmative vote of holders of a majority of the outstanding shares of Symantec common stock is required to approve Proposal No. 2 regarding the amendments to Symantec’s certificate of incorporation.

The affirmative vote of holders of a majority of the shares of Symantec common stock present in person or represented by proxy at the special meeting and entitled to vote is required to approve Proposal No. 3 regarding adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1 or Proposal No. 2.

Q: How many votes do Symantec stockholders have?

A:	Each holder of record of Symantec common stock as of , 2005 will be entitled to one vote for each share of common stock held on that date.

Q: What stockholder approvals are required for VERITAS?

A:	The affirmative vote of holders of a majority of the voting power of the outstanding shares of VERITAS common stock and VERITAS special voting stock, voting together as a single class, is required to approve Proposal No. 1 regarding the adoption of the merger agreement.

A majority of the affirmative votes of the outstanding shares of VERITAS common stock and VERITAS special voting stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote thereon, that are voted for or against Proposal No. 2, is required to approve Proposal No. 2 regarding adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

Q: How many votes do VERITAS stockholders have?

A:	Each holder of record of VERITAS common stock as of , 2005 will be entitled to one vote for each share of common stock held on that date. In addition, the holder of record of the single outstanding share of VERITAS special voting stock will be entitled to approximately votes, which is equal to the number of exchangeable non-voting shares (excluding exchangeable non-voting shares held by VERITAS and its subsidiaries) of TeleBackup Exchangeco Inc. outstanding as of the record date.

Q: What do I need to do now?

A:	We urge you to read this joint proxy statement/prospectus carefully, including its annexes, and then vote your proxy for the relevant proposals.

If you are a Symantec stockholder, you may vote in person at the Symantec special meeting or vote by proxy using the enclosed proxy card or via the Internet or telephone.

• To vote in person, come to the special meeting, and you will be given a ballot when you arrive.

• To vote by proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the meeting, your shares will be voted as you direct.

•	If you are a registered stockholder (that is, if you hold your stock in certificate form), you may vote by telephone or electronically through the Internet by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Standard Time, on , 2005.

If you are a VERITAS stockholder, you may vote in person at the VERITAS special meeting or vote by proxy using the enclosed proxy card or via the Internet or telephone.

• To vote in person, come to the special meeting, and you will be given a ballot when you arrive.

• To vote by proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the meeting, your shares will be voted as you direct.

•	If you are a registered stockholder (that is, if you hold your stock in certificate form), you may vote by telephone or electronically through the Internet by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Standard Time, on , 2005.

Holders of exchangeable non-voting shares should refer to the materials enclosed with this joint proxy statement/ prospectus as well as information contained in Annex E to this joint proxy statement/ prospectus, informing such holders of their rights with respect to directing the voting of the votes attached to the share of the VERITAS special voting stock.

Please also see the instructions included with the enclosed proxy card. Regardless of whether you return your proxy card, you may attend the applicable special meeting and vote your shares in person.

Q: What happens if I do not vote?

A:	The failure of a Symantec stockholder to vote in person or by proxy will not affect the outcome of Symantec Proposal No. 1 or Symantec Proposal No. 3, if a quorum is present at the special meeting, but will have the effect of voting AGAINST Symantec Proposal No. 2. However, failure to vote on Symantec Proposal No. 1 or Symantec Proposal No. 3 will reduce the number of votes required to approve those proposals. While these proposals are being voted upon separately, each of Proposals No. 1 and 2 must be approved in order for either of them to be implemented.

The failure of a VERITAS stockholder to vote in person or by proxy will have the effect of voting AGAINST VERITAS Proposal No. 1. The failure of a VERITAS stockholder to vote in person or by proxy will not affect the outcome of VERITAS Proposal No. 2. However, failure to vote on VERITAS Proposal No. 2 will reduce the number of votes required to approve that proposal.

Q: May I change my vote after I have submitted my proxy?

A:	Yes. You may revoke your proxy at any time before your proxy is voted at the special meeting. You can do this in any of three ways:

• First, you can send a written, dated notice to the Secretary of Symantec or VERITAS, as applicable, stating that you would like to revoke your proxy.

• Second, you can complete, date and submit a new later-dated proxy card.

• Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Holders of exchangeable non-voting shares should refer to the materials enclosed with this joint proxy statement/ prospectus as well as information contained in Annex E to this joint proxy statement/ prospectus, informing such holders of their rights with respect to directing the voting of the votes attached to the share of the VERITAS special voting stock.

Q:	If my shares of Symantec stock or VERITAS stock are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares of Symantec or VERITAS common stock unless you provide your broker with instructions on how to vote your shares. You should follow the procedure provided by your broker and instruct your broker to vote your shares for your shares to be voted.

Q: What are the material federal income tax consequences of the merger to me?

A:	The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, and it is a closing condition to the merger that Symantec and VERITAS receive opinions of their respective counsel regarding such qualification. As a result of the merger’s qualification as a reorganization, VERITAS stockholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of VERITAS common stock for shares of Symantec common stock, except with respect to cash received in lieu of fractional shares of Symantec common stock.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

For more information, see the section entitled “The Merger — Material United States Federal Income Tax Considerations” on page 75 and, for holders of exchangeable non-voting shares, see Annex E.

Q: Should I send in my VERITAS stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from Symantec or the exchange agent explaining how to exchange your shares of VERITAS common stock for the merger consideration.

Q: When do you expect the merger to be completed?

A:	We anticipate that the closing of the merger will occur in the second calendar quarter of 2005, but we cannot predict the exact timing. For more information, see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” on page 88.

Q: Am I entitled to appraisal rights?

A:	Holders of VERITAS common stock and Symantec common stock are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger. The holder of the share of VERITAS special voting stock may have appraisal rights under certain circumstances. For more information, see the section entitled “The Merger — Appraisal Rights” on page 77 and Annex F — Appraisal Rights Procedures Relating to VERITAS Special Voting Stock.

Q:	How will the merger affect my stock options and restricted stock units to acquire VERITAS common stock?

A:	At the effective time of the merger, each outstanding option to purchase VERITAS common stock with an exercise price equal to or less than $49.00, and each other option to purchase VERITAS common stock required to be assumed by applicable law, will be assumed by Symantec and converted into an option to purchase Symantec common stock. All other options to purchase shares of VERITAS common stock not exercised prior to the merger will be canceled immediately prior to the merger and will not be converted or assumed by Symantec. Each outstanding VERITAS restricted stock unit will be converted into a right to receive shares of Symantec common stock.

The number of shares of Symantec common stock subject to each assumed option and restricted stock unit will be equal to the number of shares of VERITAS common stock subject to the option or unit multiplied by the exchange ratio of 1.1242, rounded down to the nearest whole number (with no cash being payable for any fractional share eliminated by such rounding). The exercise price per share for shares of Symantec common stock under each assumed option will equal the exercise price for the VERITAS common stock under the option divided by 1.1242. After adjusting the assumed options to purchase VERITAS common stock and restricted stock units to reflect the application of the exchange ratio and the assumptions by Symantec, all other terms of the assumed options and the restricted stock units will remain unchanged. Some holders of options to purchase VERITAS common stock and restricted stock units will be entitled to full or partial acceleration of vesting upon the closing of the merger. For more information as it relates to some of VERITAS’ directors and executive officers, see “The Merger — Interests of Certain VERITAS Persons in the Merger” on page 65.

Q: Who is paying for this proxy solicitation?

A:	Symantec and VERITAS are conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this joint proxy statement/ prospectus, the proxy card and any additional information furnished to stockholders. Symantec estimates that its proxy solicitor fees will be approximately $100,000 and VERITAS estimates that its proxy solicitor fees will be approximately $25,000. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners. If you choose to access the proxy materials and/or submit your proxy over the Internet, you are responsible for any related Internet access charges you may incur. If you choose to submit your proxy by telephone, you are responsible for any related telephone charges you may incur.

Q. What will happen to the VERITAS 0.25% convertible subordinated notes in the merger?

A.	Upon the closing of the merger, the VERITAS convertible subordinated notes will remain outstanding and will become convertible at the option of the holder, subject to their terms and conditions, into 24.3729 shares of Symantec common stock for each $1,000 principal amount of notes (assuming that no other event occurs which would cause any adjustment to the conversion feature of such notes in accordance with their terms). This amount is equal to the current conversion rate of 21.6802 multiplied by the exchange ratio offered in the merger of 1.1242. Holders of the notes are not entitled to vote in connection with the merger and do not need to take any action for this adjustment to occur. In addition, upon the closing of the merger, Symantec will guarantee the obligations of VERITAS under the notes.

As of the date of this joint proxy statement/prospectus, the notes are not convertible in accordance with their conditions to conversion. However, for the 15 days prior to the anticipated closing date of the merger, the notes will become convertible at the option of the holder, in accordance with their terms, into shares of VERITAS common stock (subject to VERITAS’ obligation to satisfy at least the principal amount of any notes converted in cash). In addition, for the 15 days after the closing of the merger, the conditions to conversion will be met and the notes will be convertible into shares of Symantec common stock as described above (subject to Symantec’s obligation to satisfy at least the principal amount of any notes converted in cash).

Q: Who can help answer my questions?

A:	If you would like to receive additional copies of this joint proxy statement/ prospectus, without charge, or if you have questions about the merger or the special meeting, including the procedures for voting your shares, you should contact:

If you are a Symantec stockholder:	If you are a VERITAS stockholder:

Symantec Corporation 20330 Stevens Creek Blvd. Cupertino, California 95014 Attn: Investor Relations (408) 517-8324	VERITAS Software Corporation 350 Ellis Street Mountain View, California 94043 Attn: Investor Relations (650) 527-8000

x

If you are a Symantec stockholder:	If you are a VERITAS stockholder:

Symantec has retained the following firms to assist in the solicitation of proxies:	VERITAS has retained the following firm to assist in the solicitation of proxies:

Georgeson Shareholder Communications, Inc. 17 State Street New York, NY 10004 (877) 278-6774	MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (800) 322-2885

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 (877) 750-9498

      You may also obtain additional information about Symantec from the documents it files with the Securities and Exchange Commission or by following the instructions in the section entitled “Where You Can Find More Information” on page 192.

SUMMARY

      The following summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. You should carefully read this joint proxy statement/ prospectus, including the annexes, and the other documents we refer to or incorporate by reference, for a more complete understanding of the merger and other proposals described in this summary. You may obtain the information incorporated by reference into this joint proxy statement/ prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” that begins on page 192 of this joint proxy statement/prospectus.

Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

      Symantec is the global leader in information security providing a broad range of software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their information technology, or IT, infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Founded in 1982, Symantec has offices in 35 countries worldwide.

      The common stock of Symantec is traded on the Nasdaq National Market (symbol: SYMC). Its website can be accessed at www.symantec.com. The information on Symantec’s website is not a part of this joint proxy statement/ prospectus.

VERITAS Software Corporation

350 Ellis Street
Mountain View, California 94043

      VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software and services to enable utility computing. In a utility computing model, IT resources are aligned with business needs, and business applications are delivered with optimal performance and availability on top of a shared computing infrastructure, minimizing hardware and labor costs. VERITAS’ solutions enable businesses to reduce costs by efficiently and effectively managing their IT infrastructure as they seek to maximize value from their IT investments. VERITAS offers software products focused on three areas:

•	Data Protection: products for ensuring the protection, retention and recovery of data using both disk and tape media.

•	Storage Management: products for optimizing storage hardware utilization, simplifying administration for environments with diverse computer hardware and software architectures and enabling high performance and continuous availability of mission-critical applications.

•	Utility Computing Infrastructure: products for automating the provisioning and management of servers and applications to meet IT service levels for high availability, high performance and process automation.

      VERITAS common stock is traded on the Nasdaq National Market (symbol: VRTS). VERITAS’ website can be accessed at www.veritas.com. The information on VERITAS’ website is not a part of this joint proxy statement/ prospectus.

The Merger (page 40)

      In the merger, Carmel Acquisition Corp., a wholly owned subsidiary of Symantec, will merge with and into VERITAS, and VERITAS will become a wholly owned subsidiary of Symantec. Holders of VERITAS common stock, options and restricted stock units will become holders of Symantec common stock, options and restricted stock units following the merger. The shares of Symantec common stock issued to VERITAS stockholders in connection with the merger are expected to represent approximately 40% of the outstanding shares of Symantec common stock immediately following the closing of the merger, based on the number of shares of Symantec and VERITAS common stock outstanding on January 31, 2005.

      Merger Consideration. Upon completion of the merger, each share of VERITAS common stock will be converted into the right to receive 1.1242 shares of Symantec common stock (referred to as the exchange ratio). The single share of VERITAS special voting stock will be converted into a right to receive a share of Symantec special voting stock.

      Because the exchange ratio is fixed in the merger agreement, the market value of the Symantec common stock that VERITAS securityholders receive in the merger may vary significantly from that implied by current trading prices.

      Exchangeable Non-Voting Shares. Upon completion of the merger, each outstanding exchangeable non-voting share of TeleBackup Exchangeco Inc., will remain outstanding and become exchangeable for 5.0589 shares of Symantec common stock. Supplemental information for holders of the exchangeable non-voting shares of TeleBackup Exchangeco Inc. is attached to this joint proxy statement/prospectus as Annex E.

      Treatment of Stock Options and Restricted Stock Units. Upon completion of the merger, each outstanding option to purchase VERITAS common stock with an exercise price equal to or less than $49.00, and each other option required to be assumed by applicable law, will be assumed by Symantec and converted into an option to purchase Symantec common stock. All other options to purchase shares of VERITAS common stock not exercised prior to the merger will be canceled immediately prior to the merger and will not be converted or assumed by Symantec. Each outstanding VERITAS restricted stock unit will be converted into a right to receive shares of Symantec common stock.

      The number of shares of Symantec common stock subject to each assumed option and restricted stock unit will be equal to the number of shares of VERITAS common stock subject to the option or unit multiplied by 1.1242, rounded down to the nearest whole number (with no cash being payable for any fractional share). The exercise price per share of Symantec common stock under each assumed option will equal the exercise price for the VERITAS common stock under the option divided by 1.1242, rounded up to the nearest whole cent. After adjusting the assumed options and restricted stock units to reflect the application of the exchange ratio, all other terms of the assumed options and restricted stock units will remain unchanged. Some holders of options to purchase VERITAS common stock and restricted stock units will be entitled to full or partial acceleration of vesting upon the closing of the merger. For more information as it relates to some of VERITAS’ directors and executive officers, see the section entitled “The Merger—Interests of Certain VERITAS Persons in the Merger” beginning on page 65.

      A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We urge you to read it carefully.

Our Reasons for the Merger (page 45)

      Symantec and VERITAS believe that combining the two companies will expand and better serve the addressable market and result in greater long-term growth opportunities than either company has operating alone. Symantec and VERITAS also believe that the combined company will be uniquely positioned to deliver security and availability solutions across all platforms to a wide range of customers. In evaluating the reasons for the merger, the boards of directors of Symantec and VERITAS considered:

•	the trend towards convergence of the security and availability markets;

•	the ability of the combined company to better serve the needs of customers by providing a comprehensive set of solutions;

•	the broader global sales and channel coverage of the combined company;

•	the expected financial synergies for the combined company;

•	the scale of the combined company to better compete in a consolidating software environment; and

•	the experience of the combined company’s management team.

Other Factors Considered by the Symantec Board (page 46)

      In the course of its deliberations, the Symantec board, with Symantec’s management and financial and legal advisors, considered other positive factors and considered a number of potentially negative factors regarding the merger. The Symantec board considered a variety of factors such as its strategic plan; general and financial market conditions; the potential benefits to stockholders as a result of growth opportunities; historical and current information about Symantec and VERITAS; the risks inherent in integrating two large enterprises and that anticipated cost and product synergies will not be realized; the terms and conditions of the merger agreement; the possible loss of key management; and other possible adverse consequences in reaching its decision to support the merger.

Other Factors Considered by the VERITAS Board (page 48)

      In the course of its deliberations, the VERITAS board, after consultation with VERITAS’ management and financial and legal advisors, considered other positive factors regarding the merger and considered a number of potentially negative factors regarding the merger. The VERITAS board considered a variety of factors such as the consistency of Symantec’s long-term operating strategy with VERITAS’ long-term operating strategy to grow its business and its heterogeneous approach and utility computing initiatives; general and financial market conditions; the historical and current information about Symantec and VERITAS; the terms and conditions of the merger agreement; the risks inherent in integrating two large enterprises and the risk that anticipated cost and product synergies will not be realized; the significant portion of Symantec’s revenue that is derived from the consumer market; the possible loss of key management; the potential conflicts of interest of VERITAS directors and officers in connection with the merger; and other possible adverse consequences in reaching its decision to support the merger.

Opinion of Financial Advisor to the Board of Directors of Symantec (page 49 and Annex B)

      Lehman Brothers Inc. rendered its oral opinion on December 15, 2004, subsequently confirmed in writing on the same day, to the Symantec board of directors that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be paid by Symantec in the merger was fair to Symantec. The full text of Lehman Brothers’ written opinion, dated December 15, 2004, is attached as Annex B to this joint proxy statement/ prospectus. Lehman Brothers provided its opinion for the use and benefit of the Symantec board of directors in connection with its consideration of the merger. Lehman Brothers’ opinion was not intended to be and did not constitute a recommendation to any stockholder of Symantec or VERITAS as to how such stockholder should vote with respect to the merger.

Opinion of Financial Advisor to the Board of Directors of VERITAS (page 58 and Annex C)

      Goldman, Sachs & Co. delivered its opinion to VERITAS’ board of directors to the effect that, as of December 15, 2004, based upon and subject to the matters set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of VERITAS common stock. The full text of Goldman Sachs’ written opinion, dated December 15, 2004, is attached as Annex C to this joint proxy statement/ prospectus. Goldman Sachs provided its opinion to inform and assist VERITAS’ board of directors in connection with the board’s consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of VERITAS securities should vote on the merger.

Increase in Authorized Shares; Recommendation of Symantec’s Board (page 92)

      The amendments to Symantec’s certificate of incorporation authorizing additional shares of common stock and one share of a class of special voting stock are required under the terms of the merger agreement and are necessary to enable Symantec to have enough shares of authorized common stock to close the merger and have the flexibility to meet business needs and opportunities. The amendment would enable Symantec to issue or reserve shares for general corporate purposes that may be identified in the future, such as a stock split, acquisitions of businesses and Symantec’s employee benefit plans, without further stockholder approval.

      If the Symantec stockholders approve the proposed amendments to the certificate of incorporation, the Symantec board of directors may cause the issuance of additional shares of common stock without further stockholder approval, unless stockholder approval is otherwise required by law or the rules of any securities exchange or inter-dealer quotation system on which the common stock is then listed. The additional shares of common stock would have rights identical to the currently outstanding common stock and no other change in the rights of stockholders is proposed.

      The Symantec board of directors recommends a vote FOR Proposal No. 2 to amend the certificate of incorporation to increase the authorized number of shares of common stock and authorize the one share of a class of special voting stock.

Stockholder Approval

Symantec stockholder approval required (page 27)

      Proposal No. 1: Approval of the proposal to issue and reserve for issuance shares of Symantec common stock in connection with the merger requires the affirmative vote of holders of a majority of the shares present in person or represented by proxy at the special meeting and entitled to vote, so long as a quorum is present.

      Proposal No. 2: Approval of the proposal to amend Symantec’s certificate of incorporation to increase the authorized number of shares of common stock and authorize one share of a class of special voting stock requires the affirmative vote of holders of a majority of the outstanding shares of Symantec common stock.

      Proposal No. 3: Approval of the proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies in favor of Proposal No. 1 and Proposal No. 2 requires the affirmative vote of holders of a majority of the shares of Symantec common stock present in person or represented by proxy at the special meeting and entitled to vote.

      While these proposals are being voted upon separately, each of the first two proposals must be approved in order for either of them to be implemented.

VERITAS stockholder approval required (page 31)

      Proposal No. 1: The adoption of the merger agreement requires the affirmative vote of holders of a majority in voting power of the outstanding shares of VERITAS common stock and VERITAS special voting stock, voting together as a single class.

      Proposal No. 2: The vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1 requires a majority of the affirmative votes of the outstanding shares of VERITAS common stock and

VERITAS special voting stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote thereon that are voted for or against Proposal No. 2.

Voting Symantec or VERITAS Shares Held by Your Broker in Street Name (pages 27 and 30)

      If your Symantec or VERITAS shares are held in street name, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares without specific instructions from you.

      Failure to instruct your broker how to vote on Symantec Proposal No. 1 or Proposal No. 3 will be counted as neither a vote for nor a vote against Symantec Proposal No. 1 or Proposal No. 3 for purposes of determining whether the proposal has been approved. However, because approval of Symantec Proposal No. 2 to amend Symantec’s certificate of incorporation to increase the authorized number of shares of common stock and authorize one share of a class of special voting stock requires the affirmative vote of a majority of the outstanding shares of Symantec common stock, if you do not instruct your broker how to vote, it will have the effect of a vote AGAINST Symantec Proposal No. 2.

      Failure to instruct your broker how to vote on VERITAS Proposal No. 1 will have the effect of a vote AGAINST this proposal. Failure to instruct your broker on how to vote on VERITAS Proposal No. 2 will have no effect on the outcome of VERITAS Proposal No. 2.

Changing Your Vote (pages 27 and 30)

      If you submit a proxy, you may revoke it at any time before it is voted, by:

•	delivering to the Secretary of your company a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of your company a new, signed proxy with a later date than the proxy you wish to revoke; or

•	attending your special meeting and voting in person (your attendance alone will not revoke your proxy).

      Notices to the Secretary of Symantec should be sent to 20330 Stevens Creek Blvd., Cupertino, California 95014. Notices to the Secretary of VERITAS should be sent to 350 Ellis Street, Mountain View, California 94043.

      If you have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

      Holders of exchangeable non-voting shares should refer to the materials enclosed with this joint proxy statement/ prospectus as well as information contained in Annex E to this joint proxy statement/ prospectus, informing such holders of their rights with respect to directing the voting of the votes attached to the share of the VERITAS special voting stock.

Expected Timing of the Merger (page 79)

      The parties anticipate that the closing of the merger will occur in the second calendar quarter of 2005, if Symantec and VERITAS have received the requisite stockholder and regulatory approvals by this time.

Exchanging your VERITAS Stock Certificates (page 81)

      Promptly after the effective time of the merger, you will be directed to surrender your VERITAS stock certificates to the exchange agent so that they may be canceled and exchanged for Symantec common stock certificates and/or cash in lieu of fractional Symantec shares, as applicable. Please do not surrender your VERITAS stock certificates until you receive the letter of transmittal from the exchange agent.

Interests of Certain VERITAS Persons in the Merger (page 65)

      In considering the VERITAS board of directors’ recommendation that you vote to adopt the merger agreement, you should be aware that some VERITAS officers and directors may have interests in the merger that are different from, or in addition to, your interests. Among other things, these interests include:

•	VERITAS entered into change of control agreements with eight of its executive officers in March 2004 that provide that, upon the closing of the merger, the officer is entitled to accelerated vesting of unvested stock options and restricted stock units and severance benefits under specified circumstances;

•	following the closing of the merger, Gary Bloom and three other members of the VERITAS board, who will be designated by VERITAS prior to the closing of the merger, will become members of Symantec’s board;

•	some executive officers of VERITAS may participate in a retention program to induce full-time employees to remain employed by VERITAS through the closing of the merger;

•	Symantec has entered into employment agreements with eight VERITAS officers that will be effective upon the closing of the merger;

•	directors and officers of VERITAS have rights to indemnification against specified liabilities that must be maintained by Symantec and Symantec is required to maintain directors’ and officers’ liability insurance for them. Symantec has also agreed to indemnify the directors and officers of VERITAS against liabilities arising from their service as directors or officers of VERITAS including liabilities in connection with the merger and the merger agreement; and

•	upon the closing of the merger, the non-employee directors of VERITAS will be entitled to accelerated vesting of their unvested stock options.

Conditions to Completion of the Merger (page 88)

      The completion of the merger depends on a number of conditions being satisfied, including the following:

•	the issuance and reservation for issuance of shares of Symantec common stock in connection with the merger and the amendments to Symantec’s certificate of incorporation to increase the authorized number of shares of common stock and to authorize one share of a class of special voting stock shall have been approved by the stockholders of Symantec;

•	the merger agreement shall have been adopted by the stockholders of VERITAS;

•	the parties’ respective representations and warranties contained in the merger agreement must be true and correct, subject in certain cases to exceptions that would not have a material adverse effect and other specified exceptions about the parties’ capitalization and authorization to enter into the merger agreement;

•	the parties must each be in compliance in all material respects with their respective covenants contained in the merger agreement; and

•	the antitrust waiting periods applicable to the merger shall have expired or been terminated.

      Each of the conditions to the merger may be waived by the company entitled to assert the condition except to the extent the condition must be satisfied in order to comply with applicable law or regulatory requirements.

Termination of the Merger Agreement; Fees Payable (page 89)

      Symantec and VERITAS may jointly agree to terminate the merger agreement without completing the merger. In addition, either Symantec or VERITAS may terminate the merger agreement if any of the following events occur:

•	the closing of the merger has not occurred by June 30, 2005, but this termination right is not available to a party whose failure to comply with the merger agreement resulted in the failure to complete the merger by that date;

•	any permanent injunction or other order of a court or other competent authority preventing the closing of the merger has become final and nonappealable;

•	the stockholders do not adopt the merger agreement (in the case of VERITAS), or approve the issuance of common stock in connection with the merger and the amendments of its certificate of incorporation (in the case of Symantec);

•	the other party has breached any of its representations, warranties or covenants and the breach cannot be or is not cured within the time allowed, and if not cured the breach would result in a failure of certain conditions to the merger;

•	the other party breaches its obligation to hold its stockholder meeting to vote on the adoption of the merger agreement (in the case of VERITAS), or the approval of the issuance of common stock in connection with the merger and amendments of its certificate of incorporation (in the case of Symantec);

•	the other party’s board of directors has withdrawn or adversely modified its recommendation in favor of the matters to be voted upon by such party’s stockholders; or

•	the other party has approved or recommended an alternative takeover proposal, which is an acquisition by any person of beneficial ownership of more than 20% of the issued and outstanding shares of any class of capital stock in a single or a series of transactions, any sale or lease of all or more than 20% of the assets in a single or a series of transactions, or any liquidation or dissolution of the party.

      A termination fee of $440 million may be payable by either Symantec or VERITAS to the other party upon the termination of the merger agreement under several circumstances.

Expenses (page 91)

      All fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses. All fees and expenses associated with the filing and printing of the registration statement and this joint proxy statement/ prospectus and filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, and foreign antitrust laws will be borne equally by Symantec and VERITAS.

No Solicitation (page 83)

      Symantec and VERITAS have agreed that they will not solicit, encourage or facilitate any alternative transaction proposal. They have also agreed to notify each other of inquiries, proposals or offers that constitute alternative transaction proposals. Symantec and VERITAS have agreed to cause each of their officers, directors, employees, agents, advisors and other representatives to not solicit, encourage or facilitate any alternative transaction proposal. However, if either party receives an unsolicited alternative transaction proposal that is superior, so long as certain conditions are satisfied, that party may engage in negotiations with respect to the superior alternative transaction proposal.

Governmental and Regulatory Matters (page 74)

      To complete the merger, Symantec and VERITAS must make filings and obtain approvals or clearances from antitrust regulatory authorities in the United States and the European Union. On January 26, 2005, the thirty-day waiting period under the HSR Act expired. In the United States, Symantec must also comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq National Market in connection with the issuance of the Symantec common stock pursuant to the merger and the filing of this joint proxy statement/ prospectus with the Securities and Exchange Commission.

Material United States Federal Income Tax Consequences of the Merger (page 75)

      The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and Symantec and VERITAS expect to receive, prior to closing the merger, opinions of their respective counsel regarding such qualification. As a result of the merger’s qualification as a reorganization, VERITAS stockholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of VERITAS common stock for shares of Symantec common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of Symantec common stock. None of Symantec, Carmel Acquisition Corp. or VERITAS will recognize gain or loss as a result of the merger.

      Holders of TeleBackup Exchangeco Inc. exchangeable non-voting shares should refer to Annex E for a summary of material Canadian federal income tax considerations.

Anticipated Accounting Treatment (page 77)

      The merger will be accounted for as a purchase transaction by Symantec for financial reporting and accounting purposes under U.S. generally accepted accounting principles. After the merger, the results of operations of VERITAS will be included in the consolidated financial statements of Symantec. The purchase price, which is equal to the aggregate merger consideration, will be allocated based on the fair values of the VERITAS assets acquired and the VERITAS liabilities assumed. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Appraisal Rights (page 77)

      Holders of VERITAS common stock and Symantec common stock are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger.

      The holder of the share of VERITAS special voting stock may have appraisal rights under certain conditions and should refer to Annex F for a summary of appraisal rights procedures relating to the VERITAS special voting stock.

Forward-Looking Statements May Prove Inaccurate (page 10)

      Each of Symantec and VERITAS has made forward-looking statements in this document (and in documents that are incorporated herein by reference) that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. Also, when Symantec or VERITAS use words such as “believes,” “expects,” “anticipates” or similar expressions, Symantec or VERITAS is making a forward-looking statement. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to the specific risks described under “Risk Factors” beginning on page 12, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS — Factors That May Affect Future Results” on page 157 and to the documents referred to under “Documents Incorporated by Reference” on page 191.

Where You Can Find More Information (page 192)

      If you would like additional copies, without charge, of this joint proxy statement/ prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Symantec Corporation 20330 Stevens Creek Blvd. Cupertino, California 95014 Attention: Investor Relations (408) 517-8324

Symantec has retained the following firms to assist in the solicitation of proxies: Georgeson Shareholder Communications, Inc. 17 State Street New York, NY 10004 (877) 278-6774
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 (877) 750-9498

VERITAS Software Corporation 350 Ellis Street Mountain View, California 94043 Attention: Investor Relations (650) 527-8000

VERITAS has retained the following firm to assist in the solicitation of proxies: MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (800) 322-2885

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This joint proxy statement/prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

      Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “will” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or expected strategic benefits, advantages and other effects of the merger or any statements about VERITAS’ business or operating results identify forward-looking statements. In particular, statements that involve risks and uncertainties regarding the expected strategic benefits, objectives, advantages, expectations and intentions and other effects of the merger described in sections such as “The Merger — Our Reasons for the Merger,” “— Other Factors Considered by the Symantec Board” and “— Other Factors Considered by the VERITAS Board” and elsewhere in this document are forward-looking statements. In addition, some statements about VERITAS’ business, revenues, revenue mix, gross margin, operating expense levels, financial outlook, commitments under existing leases, research and development initiatives, sales and marketing initiatives and competition in sections such as “Information Regarding VERITAS’ Business,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of VERITAS,” and “Quantitative and Qualitative Disclosures About Market Risk of VERITAS” and elsewhere in this document are forward-looking statements. These forward-looking statements include:

•	projections of revenues, synergies and other financial items, including that the combined company will achieve the following in the 12 months following the merger:

•	revenues of approximately $5 billion; and

•	an estimated $100 million of operating synergies;

•	statements of strategies and objectives for future operations, including that the combined company will:

•	better enable customers’ to reduce the complexity and cost of managing their IT infrastructure;

•	provide enterprise customers with a more effective way to secure and manage information; and

•	be better positioned to take advantage of market opportunities than either company would be on a stand-alone basis;

•	expectations regarding the completion of the merger and statements regarding future acquisitions;

•	statements regarding integration plans;

•	statements concerning proposed services or developments, including that the combined company:

•	will have significant opportunities for product synergies; and

•	will be able to offer customers a comprehensive portfolio of security and availability solutions;

•	statements regarding future economic conditions, performance or business prospects;

•	statements of belief, including that:

•	the merger will enhance long-term growth opportunities;

•	the merger will expand the total addressable market available to the combined company; and

•	the combined company will have the scale to better compete in this environment;

•	statements regarding competitors or competitive actions; and

      • statements of assumptions underlying any of the foregoing.

      All forward-looking statements are present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The risks related to the merger and to Symantec’s business after the merger discussed under “Risk Factors” of this joint proxy statement/prospectus, among others, could cause actual results to differ materially from those described in the forward-looking statements. Such risks include, among others: whether certain market segments will grow as anticipated; the competitive environment in the software industry and competitive responses to the merger; whether the combined company can successfully develop new products and the degree to which these products will gain market acceptance; whether anticipated cost and product synergies can be achieved; whether the integration of Symantec and VERITAS will be more difficult and costly than expected; uncertainties as to the timing of the merger; approval of the proposals described herein by the respective stockholders of Symantec and VERITAS; and the satisfaction of closing conditions to the merger, including the receipt of regulatory approvals. Neither Symantec nor VERITAS makes any representation as to whether any projected or estimated information or results contained in any forward-looking statements will be obtained or achieved. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the documents incorporated by reference in this joint proxy statement/prospectus. Neither Symantec nor VERITAS is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements after the date of this joint proxy statement/prospectus, whether as a result of new information, future events or otherwise.

      For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the annual reports on Form 10-K and the quarterly reports on Form 10-Q that Symantec has filed with the Securities and Exchange Commission and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS — Factors that May Affect Future Results” beginning on page 157 of this joint proxy statement/prospectus.

RISK FACTORS

      The merger involves a high degree of risk. By voting in favor of the merger, VERITAS stockholders will be choosing to invest in Symantec common stock. In addition to the risks described in Symantec’s reports on Forms 10-K and 10-Q and the risks relating to VERITAS described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS — Factors that May Affect Future Results” beginning on page 157, you should carefully consider the risks described below relating to the merger and the risks to the combined company’s business after the merger. You should also consider the other information contained in, or incorporated by reference into, this joint proxy statement/prospectus. Please refer to the section of the joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 192. If any of these risks actually occur, the business, financial condition or results of operations of Symantec may be seriously harmed. In such case, the market price of Symantec common stock may decline, and you may lose all or part of your investment.

Risks Related to the Merger

If Symantec and VERITAS fail to effectively integrate their operations, the combined company may not realize the potential benefits of the merger.

      The integration of Symantec and VERITAS will be a time consuming and expensive process and may disrupt the combined company’s operations if it is not completed in a timely and efficient manner. If this integration effort is not successful, the combined company’s results of operations could be harmed, employee morale could decline, key employees could leave, customers could cancel existing orders or choose not to place new ones and the combined company could have difficulty complying with regulatory requirements such as Section 404 of the Sarbanes-Oxley Act. In addition, the combined company may not achieve anticipated synergies or other benefits of the merger. Following the merger, Symantec and VERITAS must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. The combined company may encounter the following difficulties, costs and delays involved in integrating their operations:

•	failure to successfully manage relationships with customers and other important relationships;

•	failure of customers to accept new services or to continue using the products and services of the combined company;

•	difficulties in successfully integrating the management teams and employees of Symantec and VERITAS;

•	challenges encountered in managing larger, more geographically dispersed operations;

•	the loss of key employees;

•	diversion of the attention of management from other ongoing business concerns;

•	potential incompatibilities of technologies and systems;

•	potential difficulties integrating and harmonizing financial reporting systems;

•	potential impairment charges incurred to write down the carrying amount of intangible assets generated as a result of the merger; and

•	potential incompatibility of business cultures.

      If the combined company’s operations after the merger do not meet the expectations of existing customers of Symantec or VERITAS, then these customers may cease doing business with the combined company altogether, which would harm the results of operations and financial condition of the combined company.

If the anticipated benefits of the merger are not realized or do not meet the expectations of financial or industry analysts, the market price of Symantec common stock may decline after the merger.

      The market price of Symantec common stock may decline as a result of the merger if:

•	the integration of Symantec and VERITAS is unsuccessful;

•	the combined company does not achieve the expected benefits of the merger as quickly as anticipated or the costs of or operational difficulties arising from the merger are greater than anticipated;

•	the combined company’s financial results after the merger are not consistent with the expectations of financial or industry analysts;

•	the anticipated operating and product synergies of the merger are not realized; or

•	the combined company experiences the loss of significant customers or employees as a result of the merger.

Symantec common stock is subject to price volatility that may reduce the value VERITAS stockholders will receive upon the closing of the merger.

      The exchange ratio for the merger is fixed, and neither Symantec nor VERITAS has the ability to terminate the merger agreement solely because of changes in the market price of the other party’s common stock. Accordingly, the value of Symantec common stock that VERITAS stockholders will receive in connection with the merger will depend on the trading price of Symantec common stock on the closing date of the merger. This price may be lower than the price on the date the merger agreement was executed, the date of this joint proxy statement/ prospectus or the date on which Symantec and VERITAS stockholders vote on the merger. The share price of Symantec common stock is subject to price fluctuations and has experienced significant volatility in the recent past. Stock price changes may result from a variety of factors that are beyond the control of Symantec and VERITAS, including changes in their businesses, operations and prospects, regulatory considerations and general and industry specific market and economic conditions. Neither Symantec nor VERITAS can predict the market prices of Symantec common stock or VERITAS common stock at any time before the completion of the merger or the market price of Symantec common stock after the merger. We encourage you to obtain current market quotations of Symantec common stock and VERITAS common stock.

Failure to complete the merger could adversely affect Symantec’s and VERITAS’ stock prices and future business and operations.

      The merger is subject to the satisfaction of closing conditions, including the approval by both Symantec and VERITAS stockholders, and neither Symantec nor VERITAS can assure you that the merger will be successfully completed. In the event that the merger is not completed, Symantec and VERITAS may be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, or the payment of a termination fee under specified circumstances. If the merger is not completed, the market prices of Symantec and VERITAS common stock could decline.

Completion of the merger may result in dilution of future earnings per share to the stockholders of Symantec.

      The completion of the merger may not result in improved earnings per share of Symantec or a financial condition superior to that which would have been achieved by either Symantec or VERITAS on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in a reduction of earnings per share of Symantec as compared to the earnings per share that would have been achieved by Symantec or VERITAS if the merger had not occurred.

The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

      Symantec and VERITAS estimate that they will incur aggregate direct transaction costs of approximately $54 million associated with the merger, and additional costs associated with consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

The businesses of Symantec and VERITAS could suffer due to the announcement and closing of the merger.

      The announcement and closing of the merger may have a negative impact on Symantec’s or VERITAS’ ability to sell their respective products and services, attract and retain key management, technical, sales or other personnel, maintain and attract new customers and maintain strategic relationships with third parties. For example, Symantec and VERITAS may experience deferral, cancellations or a decline in the size or rate of orders for their respective products or services or a deterioration in their respective customer or business partner relationships. Any such events could harm the operating results and financial condition of the combined company following the merger.

VERITAS executive officers and directors may have interests that are different from, or in addition to, those of VERITAS stockholders generally.

      The executive officers and directors of VERITAS may have interests in the merger that are different from, or are in addition to, those of VERITAS stockholders generally. The receipt of compensation or other benefits in the merger, including the vesting of stock options, and/or the provision and continuation of indemnification and insurance arrangements for current directors of VERITAS following completion of the merger may influence these directors in making their recommendation that you vote in favor of the adoption of the merger agreement. You should be aware of these interests when you consider the VERITAS board’s recommendation that you vote in favor of adoption of the merger agreement. See the section entitled “The Merger — Interests of Certain VERITAS Persons in the Merger” below starting on page 65.

Risks Related to Symantec After the Merger

      To facilitate a reading of the risks that we believe will apply to Symantec and VERITAS as a combined company following completion of the merger, in referring to “we”, “us” and other first person declarations in these risk factors, we are referring to the combined company as it would exist following the merger.

Fluctuations in our quarterly financial results have affected the stock prices of Symantec and VERITAS common stock in the past and could affect our stock price in the future.

      The quarterly financial results of each of the combining companies have fluctuated in the past, and the quarterly financial results of the combined company are likely to vary significantly in the future. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock or securities convertible into or exercisable for our stock. You should not rely on the results of prior periods as predictors of our future performance.

Factors associated with the conduct of our business may cause fluctuations in our quarterly financial results.

      A number of factors associated with the operation of our business may cause our quarterly financial results to fluctuate, including our ability to:

•	effectively align sales resources to meet customer needs and address market opportunities;

•	timely release new or enhanced versions of our products;

•	effectively respond to competitive pressures; and

•	effectively manage our operating expense levels.

      Quarterly changes in our financial results could cause the trading price of the combined company’s common stock to fluctuate significantly after the merger.

Factors associated with our industry and the markets for our products may cause fluctuations in our quarterly financial results.

      A number of factors associated with our industry and the markets for our products, many of which are outside our control, may cause our quarterly financial results to fluctuate, including:

•	reduced demand for any of our products;

•	timing and impact of threat outbreaks (e.g., worms and viruses);

•	cancellation, deferral or limitation of orders by customers;

•	fluctuations in foreign currency exchange rates;

•	the rate of adoption of new product technologies and new releases of operating systems; and

•	weakness or uncertainty in general economic or industry conditions.

      Any of the foregoing factors could cause the trading price of the combined company’s common stock to fluctuate significantly after the merger.

The timing of orders by customers and channel partners may cause fluctuations in our quarterly financial results.

      The timing and amount of orders by customers and channel partners and seasonality in the buying patterns of customers may cause our quarterly results to fluctuate. The risk of quarterly fluctuations is increased by the fact that a significant portion of the quarterly net revenues of each of the combining companies has historically been generated during the last month of each fiscal quarter. Most resellers have tended to make a majority of their purchases at the end of a fiscal quarter. In addition, many enterprise customers negotiate site licenses near the end of each quarter. Due to the unpredictability of these end-of-period buying patterns, forecasts may not be achieved, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us. If we do not achieve our forecasted results for a particular quarterly period, our stock price could decline significantly.

Accounting charges may cause fluctuations in our quarterly financial results.

      The financial results of the combining companies have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

•	amortization of intangible assets, including acquired product rights;

•	stock-based compensation expense; and

•	restructuring charges and reversals of those charges.

      We expect that the merger may make one or more of the foregoing charges more likely to occur. For example, Symantec will record approximately $2.7 billion of intangible assets, including acquired product rights, in connection with the merger on which it will be required to record future amortization charges. The company also expects to record stock compensation expense related to the merger in an amount of approximately $14 million per quarter. The foregoing types of accounting charges may also be incurred in connection with other business acquisitions. The price of the combined company’s common stock could decline to the extent that the combined company’s financial results are materially affected by the foregoing accounting charges.

Our markets are competitive and our financial results and financial condition could be adversely affected if we are unable to anticipate or react to this competition.

      Our markets are competitive. If we are unable to anticipate or react to competition or if existing or new competitors gain market share, our sales may decline or be impaired and we may experience a decline in the prices we can charge for our products, which could adversely affect our operating results. Our competitive position depends on several factors, including:

•	our ability to respond to product price decreases implemented by our competitors;

•	our ability to adapt effectively to the continued development, acquisition or licensing of technology or product rights by our competitors;

•	our ability to enhance our products or develop new products that are compatible with new hardware and operating systems;

•	our ability to adapt to changing technological demands;

•	our strategic decisions regarding the best allocation of our limited resources.

      Our competitors include or may include the following:

•	independent software vendors, who may offer products that directly compete with our products or bundle their software products with software offered by another vendor either directly or as part of a hardware appliance;

•	the internal development groups of storage hardware providers, many of whom are our strategic partners, who may develop their own storage management software and utility computing infrastructure for their own storage and server hardware products; and

•	large operating system providers and network equipment and computer hardware manufacturers, who may include security, remote access or virus protection tools in their product offerings.

      Microsoft has added security and remote access features to new versions of its operating system products. In addition, Microsoft has recently announced the acquisition of companies that offer security products that compete more directly with Symantec’s products. Microsoft’s recent acquisitions include a provider of server-based antivirus, anti-spam and content filtering products, and a provider of anti-spyware and other Internet security products. Microsoft may in the future offer additional security features or products that compete with our security products.

      Many of our strategic partners and storage hardware vendors offer software products, and customers may prefer to purchase storage software and hardware that is produced by the same vendor. In addition, these vendors may choose not to offer our products to their customers or to limit our access to their hardware platforms. Similarly, some software vendors may choose to bundle their software with their own or other vendors’ software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform.

      Several of our current and potential competitors have greater financial, technical, sales, marketing and other resources than we do and consequentially may have an ability to influence customers to purchase their products that compete with ours. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. In addition, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we may face additional sources of competition in the future. If we do not adapt our business in the face of this competition, our business and operating results may be harmed.

Because we derive a majority of our license revenues from sales of a few product lines, any decline in demand for these products could severely harm our ability to generate revenues.

      We derive a majority of our revenues from a limited number of software products, including our antivirus and data protection products. In addition, our software products are concentrated within the markets for data security and data storage. As a result, we are particularly vulnerable to fluctuations in demand for these products, whether as a result of competition, product obsolescence, technological change, budget constraints of our potential customers or other factors. If our revenues derived from these software products were to decline significantly, our business and operating results would be adversely affected.

There is uncertainty as to whether or not we will be able to sustain the growth rates in sales of our products, particularly our consumer security products.

      Over the last several quarters, Symantec has experienced a higher than expected rate of growth in sales of its consumer security protection products, and we expect that we will not be able to sustain this high growth rate on a consistent basis. We believe that consumer security protection sales have been spurred by a number of factors, including increased broadband usage and increased awareness of security threats to consumer systems, including several recently well publicized viruses. The impact of these factors may diminish over time with greater market penetration, and it is possible that our growth rates in sales of consumer security protection products may decline.

If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recover product development costs, and our earnings and revenues may decline.

      Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product upgrades and services on a timely basis. Symantec and VERITAS have incurred, and we will need to continue to incur, significant research and development expenditures in future periods as we strive to remain competitive. New product development and introduction involve a significant commitment of time and resources and are subject to a number of risks and challenges, including:

•	keeping pace with technological developments by competitors and customers;

•	extending the operation of our products to new platforms and operating systems;

•	entering into new and unproven markets with which we have limited experience, including security appliances, utility computing infrastructure, storage area networking and storage resource management;

•	managing new product and service strategies, including integrating our various security and storage technologies, management, customer service and support into a single enterprise security and storage solution;

•	managing the length of the development cycle for new products and product enhancements, which has frequently been greater than we originally expected;

•	adapting to emerging and evolving industry standards;

•	incorporating acquired products and technologies;

•	developing new sales channels; and

•	obtaining source code licenses from operating system owners on reasonable terms.

      If we are not successful in managing these risks and challenges, or if our new product introductions are not technologically competitive or do not achieve market acceptance, we will have expended substantial resources and capital without realizing sufficient revenues in return, and our business and operating results could be adversely affected.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

      Symantec and VERITAS have in the past acquired, and we expect in the future to acquire, other businesses, business units and technologies. Acquisitions involve a number of special risks and challenges, including:

•	complexity, time and costs associated with integration of acquired business operations, employees, products and technologies into our existing business, workforce and product lines;

•	diversion of management time and attention from our existing business and other business opportunities;

•	loss or termination of employees, including costs associated with the termination of those employees;

•	assumption of debt or other liabilities of the acquired business, including litigation related to alleged liabilities of the acquired business;

•	the incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements;

•	dilution of stock ownership of existing stockholders or earnings per share;

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act; and

•	substantial accounting charges for impairment of goodwill, amortization of intangible assets, restructuring and related expenses, stock-based compensation expense and write-offs of in-process research and development.

      Integrating acquired businesses has been and will continue to be a complex, time consuming and expensive process. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. Our success in completing the integration of acquired businesses may impact the market acceptance of such acquisitions, and our willingness to acquire additional businesses in the future. Other challenges of integration include our ability to incorporate acquired products and business technology into our existing product lines, including consolidating technology with duplicative functionality or designed on different technological architecture, and our ability to sell the acquired products through our existing or acquired sales channels. Further, the difficulties of integrating acquired businesses could disrupt our ongoing business, distract our management focus from other opportunities and challenges, and increase our expenses and working capital requirements.

      Any of the foregoing and other factors could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of an acquisition. We may face difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions. Mergers and acquisitions of high technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

      We expect to derive a substantial portion of our revenues from customers located outside of the U.S. and have significant operations outside of the U.S., including engineering, sales, customer support and production operations. We plan to expand our international operations and such expansion is contingent upon the successful growth of our international revenues. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights;

•	imposition of foreign laws and other governmental controls, including trade and employment restrictions;

•	enactment of additional regulations or restrictions on the use, import or export of encryption technologies, which could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries;

•	limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in staffing, managing and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	reduced sales due to the failure to obtain any required export approval of our technologies, particularly our encryption technologies;

•	costs and delays associated with developing software in multiple languages; and

•	political unrest, war or terrorism, particularly in areas in which we have facilities.

      A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our future operating results will continue to be subject to fluctuations in foreign currency rates. Hedging foreign currency transaction exposures is complex and subject to uncertainty. We may be negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales.

      We receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax regulations in both the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage our business could be impaired.

      Our future success depends upon the continued service of our key management, technical, sales and other critical personnel. Whether we are able to execute our business strategy effectively will depend in large part on how well key management and other personnel perform in their positions and are integrated within our company. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Key personnel have left each of Symantec and VERITAS in the past, and there likely will be additional departures of key personnel from time to time in the future. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives and the results of our operations. In addition, the integration of replacement personnel could be time consuming, may cause additional disruptions to our operations and may be unsuccessful.

If we are unable to attract and retain qualified employees and manage our employee base effectively, we may be unable to develop new and enhanced products, effectively manage or expand our business or increase our revenues.

      Our future success depends upon our ability to recruit and retain highly skilled management, sales, marketing, financial and technical personnel. However, competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to retain or attract employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans and recent changes in accounting rules will require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense, beginning in the quarter ending September 30, 2005. As a result, we may decide to issue fewer stock options and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

If we fail to manage our distribution channels effectively, or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

      We market our products and related services both directly to end-users and through a variety of indirect sales channels, which include resellers, distributors, system integrators and original equipment manufacturers, or OEMs.

      Direct Sales Channel. A significant portion of our revenues will be derived from sales by our direct sales force to end-users. This channel involves special risks, including:

•	longer sales cycles associated with direct sales efforts;

•	the difficulty in hiring, training, retaining and motivating our direct sales force; and

•	the substantial amount of training required for sales representatives to become productive, and training that must be updated to cover new and revised products.

      Indirect Sales Channels. A significant portion of our revenues will also be derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of special risks, including:

•	our lack of control over the timing of delivery of our products to end-users;

•	our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause; and

•	our resellers and distributors may market and distribute competing products, in part due to pricing, terms and promotions offered by our competitors and other factors that we do not control and cannot predict.

      OEM Sales Channels. A significant portion of our revenues will also be derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

•	our lack of control over the shipping dates or volume of systems shipped;

•	our OEM partners are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable in recognition of our increasingly competitive relationship with certain partners;

•	the development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no associated revenues;

•	the time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market; and

•	our OEM partners may develop, market and distribute their own products and market and distribute products of our competitors, which could reduce our sales.

      If we fail to manage our distribution channels successfully, our distribution channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses, as well as weaken our competitive position. Some distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future, we may have reduced sales or increased bad debt expense, which would adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that cause unpredictability in demand. This increases the risk that we may not plan effectively for the future, which could result in adverse operating results in future periods.

We are involved in an SEC investigation that could adversely affect our financial condition and results.

      Beginning in the third quarter of 2002, VERITAS received subpoenas and other requests for information issued by the SEC in the investigation entitled In the Matter of AOL/Time Warner. In addition, in the first quarter of 2004, VERITAS voluntarily disclosed to the staff of the SEC past accounting practices applicable to its 2002 and 2001 financial statements that were not in compliance with generally accepted accounting principles, or GAAP, and subsequently restated its financial statements for 2002 and 2001, the interim periods for 2002 and 2001 and the interim periods ended March, June and September 2003. VERITAS is continuing to furnish, and we may be required to continue to furnish, information requested by the SEC and otherwise cooperate with the SEC in its review of these matters. The SEC’s investigation and inquiries may continue to require significant management attention and accounting and legal resources and may be resolved in a manner which is not favorable to us, either of which could adversely affect our business, results of operations or cash flows.

We are subject to several class action and derivative action lawsuits and an unfavorable outcome in one or more of these lawsuits could have a material adverse effect on our business, financial condition and results.

      After VERITAS announced in July 2004 that it expected its results of operations for the fiscal quarter ended June 30, 2004 to fall below earlier provided guidance, several separate complaints purporting to be class actions were filed in federal court alleging that the company and some of its officers violated federal securities laws. Moreover, following the announcement of the merger agreement, several separate complaints purporting to be class actions were filed in California state court alleging that VERITAS’ board of directors breached their fiduciary duty towards VERITAS stockholders. These claims may not be resolved prior to completion of the merger. The expense of defending these and other lawsuits may be costly and may divert management’s attention from the day-to-day operations of our business. In addition, any lawsuits may be resolved in a manner which is not favorable to us, which could materially and adversely affect our business, results of operations or cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

      From time to time, we have received claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we believe that we may become increasingly subject to infringement claims, including patent, copyright and trademark infringement claims. We have received several trademark claims in the past and may receive more claims in the future from third parties who may also be using our name or another name that may be similar to one of our trademarks or service marks. We have also received patent infringement claims in the past and may receive more claims in the future based on allegations that our products infringe upon patents held by third parties. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could:

•	be time consuming to defend;

•	result in costly litigation;

•	divert management’s time and attention from our business;

•	require us to stop selling, to delay shipping or to redesign our products; or

•	require us to pay monetary amounts as damages, for royalty or licensing arrangements or to satisfy indemnification obligations that we have with some of our customers.

      In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing their software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

      Our software and underlying technology are proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and copyright, patent, trademark and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization. Third parties may also develop similar or superior technology independently, including by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States, and we may be subject to unauthorized use of our products in those countries. Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations. Unauthorized copying or use of our products or proprietary information could result in reduced sales of our products.

      Although we are unable to quantify the extent of piracy of our software products, software piracy may depress our net revenues. While this would adversely affect revenues domestically, lost revenues are believed to be even more significant outside of the United States, particularly in countries where laws are less protective of intellectual property rights. We engage in efforts to educate consumers on the benefits of licensing genuine products and to educate lawmakers on the advantages of a business climate where intellectual property rights are protected, and we cooperate with the Business Software Alliance and the Software & Information Industry Association in their efforts to combat piracy. However, these efforts may not affect the piracy of our products.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

      Because we offer very complex products, undetected errors, failures or bugs may occur, especially when the products are first introduced or when new versions are released. Our products often are installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. Our customers’ computer environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and by others, errors, failures or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, Symantec and VERITAS have discovered software errors, failures and bugs in certain of our product offerings after their introduction and have experienced delayed or lost revenues during the period required to correct these errors.

      Errors, failures or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other less critical software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and resources and could cause interruptions, delays or cessation of our product licensing, which could cause us to lose existing or potential customers and would adversely affect our operating results.

      Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that a court could rule that these provisions are unenforceable. If a customer is successful in proving its damages and a court does not enforce our protective provisions, it could prove expensive and time-consuming to defend against these claims, and we could be liable for the damages suffered by our customers and other related expenses, which could adversely affect our operating results.

Increased customer demands on our technical support services may adversely affect our financial results.

      Both Symantec and VERITAS have offered technical support services with their products. We may be unable to respond quickly enough to short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our common customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

      We have outsourced a substantial portion of our worldwide consumer support functions. As such, we are highly dependent on the on-going business success of the companies with whom we have contracted to provide these services. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Our inability to timely distribute our products and services over the Internet, including security patches and content updates, could adversely affect our business.

      Our ability to maintain and increase the speed with which we provide services to customers and to increase the scope of these services is limited by and dependent upon the speed and reliability of the Internet. We are increasingly reliant on the Internet as a means to distribute our security patches and content updates to our customers. Accordingly, if we, or our customers, are unable to utilize the Internet due to a failure of technology or infrastructure, terrorist activity or other reasons, our ability to provide services may suffer, which could lead to a decrease in revenues.

Our software products and web site may be subject to intentional disruption, which could adversely impact our reputation and future sales.

      Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our web site and misappropriate proprietary information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Our activities could be adversely affected, and our reputation and future sales harmed, if these intentionally disruptive efforts are successful.

Our stock price may be volatile in the future, and you could lose the value of your investment.

      The market prices of the common stock of both Symantec and VERITAS have experienced significant fluctuations and our stock price may continue to fluctuate significantly, and you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

•	announcements of quarterly operating results and revenue and earnings forecasts by us, our competitors or our customers;

•	failure to achieve financial forecasts, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us;

•	rumors, announcements or press articles regarding changes in our management, organization, operations or prior financial statements;

•	changes in revenue and earnings estimates by securities analysts;

•	announcements of planned acquisitions by us or by our competitors;

•	announcements of new or planned products by us, our competitors or our customers;

•	gain or loss of a significant customer;

•	inquiries by the SEC, NASDAQ, law enforcement or other regulatory bodies; and

•	acts of terrorism, the threat of war and economic slowdowns in general.

      The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of our common stock for reasons unrelated to our business or operating results.

Factors outside of our control may adversely affect our operations and operating results.

      Our operations and operating results may be adversely affected by many different factors which our outside of our control, including:

•	deterioration in economic conditions in any of the multiple markets in which we operate, which could reduce customer demand and ability to pay for our products and services;

•	political and military instability, which could slow spending within our target markets, delay sales cycles and otherwise adversely affect our ability to generate revenues and operate effectively;

•	budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives; and

•	disruptions in our highly automated business operations caused by:

•	earthquakes, floods or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide;

•	acts of war or terrorism;

•	malicious software programs, such as viruses and worms, or security breaches; or

•	inadvertent errors.

      Any of these factors could result in a loss of revenues and/or higher expenses, which could adversely affect our financial results.

If the carrying value of our long-lived assets is not recoverable, an impairment loss must be recognized which would adversely affect our financial results.

      We will evaluate our long-lived assets, including property and equipment, goodwill, acquired product rights and other intangible assets, whenever events or circumstances occur which indicate that these assets might be impaired. For example, the combined company will record approximately $8.9 billion of goodwill as a result of the merger and may record additional goodwill in connection with future acquisitions. Goodwill is also evaluated annually for impairment in the fourth quarter of each fiscal year, regardless of events and circumstances. We will continue to evaluate the recoverability of the carrying amount of our long-lived assets, and we may incur substantial impairment charges, which could adversely affect our financial results.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.

      Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

•	the relative proportions of revenues and income before taxes in the various domestic and international jurisdictions in which we operate, which have differing statutory tax rates;

•	changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings;

•	changes in accounting and tax treatment of stock-based compensation;

•	the tax effects of purchase accounting for acquisitions and non-recurring charges, which may cause fluctuations between reporting periods; and

•	tax assessments against acquired entities with respect to tax periods prior to the acquisitions, which may significantly affect our effective tax rate for the period in which the settlements take place.

      In addition, on October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. We are presently evaluating the impact of this legislation on our future effective tax rate. Any change in our effective tax rate could increase the income tax expense and reduce the net income of the combined company.

SPECIAL MEETING OF SYMANTEC STOCKHOLDERS

      Symantec is furnishing this joint proxy statement/ prospectus to you in order to provide you with important information regarding the matters to be considered at the special meeting of Symantec stockholders and at any adjournment or postponement of the special meeting. Symantec first mailed this joint proxy statement/ prospectus and the accompanying form of proxy to its stockholders on or about                     , 2005.

Date, Time and Place of the Special Meeting

      Symantec will hold a special meeting of its stockholders on                     , 2005 at 8:00 a.m., Pacific Time, at the principal executive offices of Symantec located at 20330 Stevens Creek Boulevard, Cupertino, California 95014.

Matters to be Considered at the Special Meeting

      At the special meeting, stockholders of Symantec will be asked to consider and vote upon the following three proposals:

•	Proposal No. 1: To approve the issuance and reservation for issuance of up to shares of Symantec common stock to holders of VERITAS securities pursuant to the merger agreement.

•	Proposal No. 2: To approve amendments to Symantec’s certificate of incorporation to increase the authorized number of shares of common stock of Symantec from 1,600,000,000 shares, $0.01 par value per share, to 3,000,000,000 shares, $0.01 par value per share, and to authorize one share of a class of special voting stock, $1.00 par value per share.

•	Proposal No. 3: To adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

      While these proposals are being voted upon separately, each of Proposal No. 1 and Proposal No. 2 must be approved in order for either of them to be implemented. No matters other than the proposals described above will be brought before the special meeting.

Record Date; Stockholders Entitled to Vote

      The record date for determining the Symantec stockholders entitled to vote at the special meeting is                     , 2005. Only holders of record of Symantec common stock at the close of business on that date are entitled to vote at the special meeting. On the record date, there were issued and outstanding                      shares of Symantec common stock.

      As of the record date, the directors and executive officers of Symantec and their affiliates held                      shares of Symantec common stock representing, approximately        % of the outstanding shares of Symantec common stock.

Voting and Revocation of Proxies

      The proxy accompanying this joint proxy statement/ prospectus is solicited on behalf of the board of directors of Symantec for use at the special meeting.

      General. Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted FOR Proposal No. 1 to approve the issuance and reservation for issuance of shares of Symantec common stock in connection with the merger, FOR Proposal No. 2 to approve an amendment to Symantec’s certificate of incorporation to increase the authorized number of shares of common stock and to authorize one share of a class of special voting stock and FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

      Abstentions. Symantec will count a properly executed proxy marked ABSTAIN with respect to a particular proposal as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting with respect to such proposal. Because approval of Proposal No. 1, Proposal No. 2 and Proposal No. 3 require the affirmative vote of a percentage of the shares present at the meeting or outstanding, abstentions on any of these proposals will have the same effect as a vote AGAINST such proposal.

      Broker Non-Votes. If your shares are held by your broker, your broker will vote your shares for you only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Symantec common stock without specific instructions from you. Any “broker non-votes” would be considered present for purposes of determining whether or not a quorum is present, but would not be considered entitled to vote on a particular proposal. Symantec does not expect that there will be any broker non-votes in connection with the special meeting. Failure to instruct your broker on how to vote your shares on Proposal No. 1 or Proposal No. 3 will have no effect on the outcome of such proposals, assuming that a quorum is present at the special meeting, but will reduce the number of votes required to approve those proposals. Failure to instruct your broker on how to vote your shares on Proposal No. 2 will have the same effect as a vote AGAINST the proposal.

      Voting Shares in Person that are Held Through Brokers. If your shares are held of record by your broker, bank or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your shares a properly executed legal proxy identifying you as a Symantec stockholder, authorizing you to act on behalf of the nominee at the Symantec special meeting and identifying the number of shares with respect to which the authorization is granted.

      Voting Electronically or by Telephone. Delaware law permits electronic submission of proxies through the Internet or by telephone, instead of submitting proxies by mail on the enclosed proxy card. Thus, stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxies or voting instructions electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Symantec’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

      Revocation of Proxies. If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Symantec a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of Symantec a new, signed proxy with a later date than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

      Notices to the Secretary of Symantec should be addressed to Secretary, Symantec Corporation, 20330 Stevens Creek Boulevard, Cupertino, California 95014.

      If you have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

Required Stockholder Vote

      In order to conduct business at the Symantec special meeting, a quorum must be present. The holders of a majority of the votes entitled to be cast by holders of common stock at the special meeting, present in person or represented by proxy, constitutes a quorum under Symantec’s bylaws. Symantec will treat shares of Symantec’s common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Symantec special meeting for the purposes of determining the existence of a quorum. Symantec’s bylaws authorize the Chairman of the meeting to adjourn the special meeting if a quorum is not then in attendance, and if a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

      With respect to any matter submitted to a vote of the Symantec stockholders, each holder of Symantec common stock will be entitled to one vote, in person or by proxy, for each share of Symantec common stock held in his, her or its name on the books of Symantec on the record date.

      Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of the shares of Symantec common stock present in person or represented by proxy at the special meeting and entitled to vote, so long as a quorum is present.

      Approval of Proposal No. 2 requires the affirmative vote of holders of a majority of the outstanding shares of Symantec common stock.

      Approval of Proposal No. 3 requires the affirmative vote of holders of a majority of the shares of Symantec common stock present in person or represented by proxy at the special meeting and entitled to vote.

      The inspector of elections for the Symantec special meeting will tabulate the votes.

Unanimous Recommendations by the Board of Directors

      After careful consideration, the board of directors of Symantec has determined that the merger is advisable and in the best interests of Symantec and its stockholders. The Symantec board of directors unanimously recommends that Symantec stockholders vote FOR Proposal No. 1 to approve the issuance and reservation for issuance of up to                 shares of Symantec common stock to holders of VERITAS securities pursuant to the merger agreement.

      The Symantec board of directors has also determined that amendments to Symantec’s certificate of incorporation are in the best interests of Symantec and its stockholders. The Symantec board of directors unanimously recommends that Symantec stockholders vote FOR Proposal No. 2 to amend Symantec’s certificate of incorporation to increase the authorized number of shares of common stock from 1,600,000,000 to 3,000,000,000 shares and authorize one share of a class of special voting stock.

      The Symantec board of directors has further determined that approving a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies is in the best interests of Symantec and its stockholders. The Symantec board of directors unanimously recommends that Symantec’s stockholders vote FOR Proposal No. 3 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

      The matters to be considered at the special meeting are of great importance to the stockholders of Symantec. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/ prospectus, and to submit your proxy by telephone, Internet or mail in the enclosed postage-paid envelope.

SPECIAL MEETING OF VERITAS STOCKHOLDERS

      VERITAS is furnishing this joint proxy statement/ prospectus to you in order to provide you with important information regarding the matters to be considered at the special meeting of the VERITAS stockholders and at any adjournment or postponement of the special meeting. VERITAS first mailed this joint proxy statement/ prospectus and the accompanying form of proxy to its stockholders on or about                     , 2005.

Date, Time and Place of the Special Meeting

      The special meeting of VERITAS’ stockholders will be held on                     , 2005 at 8:00 a.m., local time, at VERITAS’ corporate headquarters located at 350 Ellis Street, Mountain View, California 94043.

Matters to be Considered at the Special Meeting

      At the special meeting, stockholders of VERITAS will be asked to consider and vote upon the following two proposals:

•	Proposal No. 1: To adopt the merger agreement.

•	Proposal No. 2: To vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

      No other matters other than the proposals described above will be brought before the special meeting. VERITAS’ bylaws authorize the Chairman of the meeting to adjourn the special meeting if a quorum is not then in attendance.

Record Date; Stockholders Entitled to Vote

      The record date for determining the VERITAS stockholders entitled to vote at the special meeting is                     , 2005. Holders of record of VERITAS common stock at the close of business on that date are entitled to vote at the special meeting. In addition, holders of record of exchangeable non-voting shares (other than VERITAS and its subsidiaries) of TeleBackup Exchangeco Inc., a subsidiary of VERITAS, at the close of business on that date will be entitled to notice of the special meeting and to direct the vote of Computershare Trust Company of Canada, the holder as trustee for such persons of the share of VERITAS special voting stock with respect to one vote for each exchangeable non-voting share held. On the record date, there were issued and outstanding                      shares of VERITAS common stock and one share of VERITAS special voting stock.

      As of the record date, the directors and executive officers of VERITAS and their affiliates held                      shares of VERITAS common stock representing, approximately        % of the outstanding shares of VERITAS common stock.

      The share of VERITAS special voting stock is held in trust for the benefit of holders of TeleBackup Exchangeco Inc. exchangeable non-voting shares. This share of special voting stock was issued pursuant to the acquisition of TeleBackup Systems Inc. by VERITAS in 1999, in which holders of shares of TeleBackup Systems Inc. received exchangeable non-voting shares of TeleBackup Exchangeco Inc. Each exchangeable non-voting share is exchangeable for four-and-one-half shares of VERITAS common stock. The VERITAS special voting stock entitles the trustee to cast, in respect of each matter before the stockholders of VERITAS at any regular or special meeting, an aggregate number of votes, equal to the number of exchangeable non-voting shares outstanding as of the record date (other than those held by VERITAS and its subsidiaries). The VERITAS common stock and the VERITAS special voting stock of VERITAS are voted as though they are a single class. On the record date, there were issued and outstanding                      exchangeable non-voting shares of TeleBackup Exchangeco Inc.

Voting and Revocation of Proxies

      The proxy accompanying this joint proxy statement/ prospectus is solicited on behalf of the board of directors of VERITAS for use at the special meeting.

      General. Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted FOR Proposal No. 1 to adopt the merger agreement and FOR Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

      Abstentions. VERITAS will count a properly executed proxy marked ABSTAIN with respect to a particular proposal as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting with respect to such proposal. Because approval of Proposal No. 1 requires the affirmative vote of a majority of the voting power of the shares outstanding, abstentions on this proposal will have the same effect as a vote AGAINST Proposal No 1. However, abstentions will have no effect on the outcome of Proposal No. 2.

      Broker Non-Votes. If your shares are held by your broker, your broker will vote your shares for you only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of VERITAS common stock without specific instructions from you. Any “broker non-votes” would be considered present for purposes of determining whether or not a quorum is present at the special meeting, but would not be considered entitled to vote on the proposal. VERITAS does not expect that there will be any broker non-votes in connection with the special meeting. Failure to instruct your broker how to vote on Proposal No. 1 will have the same effect as a vote AGAINST Proposal No. 1. However, failure to instruct your broker on how to vote on Proposal No. 2 will have no effect on the outcome of Proposal No. 2, assuming that a quorum is present at the special meeting, but will reduce the number of votes required to approve this proposal.

      Voting Shares in Person that are Held Through Brokers. If your shares are held of record by your broker, bank or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your shares a properly executed legal proxy identifying you as a VERITAS stockholder, authorizing you to act on behalf of the nominee at the VERITAS special meeting and identifying the number of shares with respect to which the authorization is granted.

      Voting Electronically or by Telephone. Delaware law permits electronic submission of proxies through the Internet or by telephone, instead of submitting proxies by mail on the enclosed proxy card. Thus, stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxies or voting instructions electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in VERITAS’ stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

      Revocation of Proxies. If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of VERITAS a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of VERITAS a new, signed proxy with a later date than the proxy you wish to revoke; or

•	attending the special meeting and voting in person (your attendance alone will not revoke your proxy).

      Notices to the Secretary of VERITAS should be addressed to Secretary, VERITAS Software Corporation, 350 Ellis Street, Mountain View, California 94043.

      If you have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

Holders of exchangeable non-voting shares should refer to materials enclosed with this joint proxy statement/prospectus, as well as the information contained in Annex E attached to this joint proxy statement/prospectus, informing such holders of their rights with respect to directing the voting of the votes attached to the share of the VERITAS special voting stock.

Required Stockholder Vote

      In order to conduct business at the VERITAS special meeting, a quorum must be present. The holders of a majority of the votes entitled to be cast by holders of common stock and the special voting share at the special meeting, present in person or represented by proxy, constitutes a quorum under VERITAS’ bylaws. VERITAS will treat shares of common stock or special voting stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the VERITAS special meeting for the purposes of determining the existence of a quorum. If a quorum is not present, it is expected that the special meeting will be adjourned to solicit additional proxies.

      With respect to any matter submitted to a vote of the VERITAS stockholders each holder of VERITAS common stock will be entitled to one vote, in person or by proxy, for each share of VERITAS common stock held in his, her or its name on the books of VERITAS on the record date. The holder of record of the single outstanding share of VERITAS special voting stock will be entitled to                      votes, representing the number of exchangeable non-voting shares of TeleBackup Exchangeco Inc. outstanding on the record date.

      Approval of Proposal No. 1 requires the affirmative vote of holders of a majority in voting power of the outstanding shares of VERITAS common stock and VERITAS special voting stock, voting together as a single class.

      Approval of Proposal No. 2 requires the affirmative vote of holders of a majority of the votes of the outstanding shares of VERITAS common stock and VERITAS special voting stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote thereon, that are voted for or against proposal No. 2.

      The inspector of elections for the VERITAS special meeting will tabulate the votes.

Board of Directors’ Unanimous Recommendations

      After careful consideration, the board of directors of VERITAS has determined that the merger agreement is advisable and in the best interests of VERITAS and its stockholders. The VERITAS board of directors unanimously recommends that VERITAS stockholders vote FOR Proposal No. 1 to adopt the merger agreement and FOR Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

      The matters to be considered at the special meeting are of great importance to the stockholders of VERITAS. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/ prospectus, and to properly complete and submit your proxy.

      You should not submit any stock certificates with your proxy. A transmittal form with instructions for the surrender of stock certificates for VERITAS stock will be mailed to you as soon as practicable after completion of the merger.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

      The following tables present selected historical financial data, selected unaudited pro forma combined financial data and comparative historical and unaudited pro forma combined per share data of Symantec and VERITAS.

Symantec Selected Historical Financial Data

      The following tables set forth selected historical financial data of Symantec. The information presented below was derived from Symantec’s audited financial statements as of March 31, 2004, 2003, 2002, 2001 and 2000 and for the fiscal years then ended and Symantec’s unaudited financial statements as of December 31, 2004 and for the nine months ended December 31, 2004 and 2003. This information is only a summary. You should read it together with Symantec’s historical consolidated financial statements and accompanying notes incorporated by reference into this joint proxy statement/ prospectus. Share and per share amounts reflect the two-for-one stock split, effected as a stock dividend, which occurred on November 30, 2004. Historical results are not necessarily indicative of future results.

      Symantec has a 52/53-week fiscal accounting year. Accordingly, all references as of and for the periods ended March 31, 2004, 2003, 2002, 2001 and 2000 reflect amounts as of and for the periods ended April 2, 2004, March 28, 2003, March 29, 2002, March 30, 2001 and March 31, 2000, respectively. The fiscal accounting year ended April 2, 2004 is comprised of 53 weeks. All other fiscal accounting years are comprised of 52 weeks. All references as of and for the periods ended December 31, 2004 and 2003 reflect amounts as of and for the periods ended December 31, 2004 and January 2, 2004, respectively. The nine months ended December 31, 2004 are comprised of 39 weeks and the nine months ended January 2, 2004 are comprised of 40 weeks.

      During the periods presented below, Symantec made the following business acquisitions:

•	Brightmail Incorporated, TurnTide, Inc., @stake, Inc., LIRIC Associates and Platform Logic, Inc. during the nine months ended December 31, 2004;

•	Nexland, Inc., PowerQuest, Inc., Safeweb, Inc. and ON Technology Corp. during fiscal 2004;

•	Riptech, Inc., Recourse Technologies, Inc., SecurityFocus, Inc. and Mountain Wave, Inc. during fiscal 2003;

•	Linder & Pelc Consult GmbH and Foster-Melliar Limited’s enterprise security management division during fiscal 2002;

•	AXENT Technologies during fiscal 2001; and

•	20/20 Software, L-3 Network Security’s operations and URLabs during fiscal 2000.

      Each of these acquisitions was accounted for using the purchase method and, accordingly, the operating results of these businesses have been included in the consolidated financial statements since their respective dates of acquisition.

      On August 24, 2001, Symantec divested its Web Access Management product line. On December 31, 1999, Symantec divested its Visual CaféTM and ACT!TM product lines.

	Nine Months Ended
	December 31,		Year Ended March 31,

	2004	2003	2004	2003	2002	2001	2000

	(Unaudited)	(Unaudited)

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$1,870,171	$1,313,694	$1,870,129	$1,406,946	$1,071,438	$853,554	$745,725
Amortization of goodwill(a)	—	—	—	—	196,806	71,336	17,884
Acquired in-process research and development	3,480	2,600	3,710	4,700	—	22,300	4,300
Restructuring expense	2,776	444	907	11,089	20,428	3,664	9,018
Patent settlement(b)	—	13,917	13,917	—	—	—	—
Litigation judgment(c)	—	—	—	—	3,055	—	—
Operating income	587,444	348,662	513,585	341,512	8,041	109,600	135,203
Interest expense(d)	(12,323)	(15,873)	(21,164)	(21,166)	(9,169)	—	(22)
Income, net of expense, from sale of technologies and product lines(e)	—	9,541	9,547	6,878	15,536	20,448	107,358
Net income (loss)	$416,477	$253,690	$370,619	$248,438	$(28,151)	$63,936	$170,148
Net income (loss) per share — basic(f)	$0.65	$0.42	$0.61	$0.43	$(0.05)	$0.12	$0.37
Net income (loss) per share — diluted(f)	$0.58	$0.37	$0.54	$0.38	$(0.05)	$0.12	$0.34
Shares used to compute net income (loss) per share — basic(f)	644,428	608,548	611,970	581,580	574,416	517,896	462,960
Shares used to compute net income (loss) per share — diluted(f)	738,053	713,534	719,110	682,872	574,416	545,896	497,712

(a)	Beginning in fiscal 2003, Symantec no longer amortizes goodwill due to the adoption of a new accounting standard.

(b)	During fiscal 2004, Symantec recorded patent settlement costs and purchased a security technology patent as part of a settlement in Hilgraeve, Inc. v. Symantec Corporation.

(c)	During fiscal 2002, Symantec accrued litigation expenses for a copyright action it assumed as a result of its acquisition of Delrina Corporation.

(d)	In October 2001, Symantec issued $600 million of 3% convertible subordinated notes. In November 2004, substantially all of the notes were converted into shares of Symantec common stock and the remaining notes were redeemed for cash.

(e)	During fiscal 2000, Symantec recorded gains of $69 million and $18 million on the divestiture of the Visual Café and ACT! product lines, respectively. The amounts in fiscal years 2001 through 2004 relate to royalty income from the licensed technologies.

(f)	Share and per share amounts reflect the two-for-one stock splits, effected as stock dividends, which occurred on November 30, 2004, November 19, 2003 and January 31, 2002. Diluted net income per share is calculated using the if-converted method for the 3% convertible subordinated notes and therefore the numerator excludes the related interest expense.

		March 31,
	December 31,
	2004	2004	2003	2002	2001	2000

	(Unaudited)

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,944,002	$2,410,331	$1,705,658	$1,375,051	$557,027	$431,550
Working capital(g)	1,838,642	1,555,094	1,152,773	988,044	369,184	319,020
Total assets	5,444,105	4,456,498	3,265,730	2,502,605	1,791,581	846,027
Convertible subordinated notes(h)	—	599,987	599,998	600,000	—	—
Long-term obligations, less current portion	5,153	6,032	6,729	7,954	2,363	1,553
Stockholders’ equity	3,614,677	2,426,208	1,764,379	1,319,876	1,376,501	617,957

(g)	A portion of deferred revenue as of March 31, 2003 was reclassified to long-term to conform to current presentation. Amounts prior to fiscal 2003 are considered immaterial for reclassification.

(h)	In November 2004, substantially all of the notes were converted into shares of Symantec common stock and the remaining notes were redeemed for cash.

VERITAS Selected Historical Financial Data

      The following tables set forth selected historical financial data of VERITAS. The information presented below was derived from VERITAS’ audited financial statements as of December 31, 2003, 2002 and 2001 and for the fiscal years then ended and VERITAS’ unaudited financial statements as of September 30, 2004, December 31, 2000 and December 31, 1999 and for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2000 and 1999. This information is only a summary. You should read it together with VERITAS’ historical consolidated financial statements and accompanying notes thereto beginning on page FIN-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS” beginning on page 130.

      During the periods presented below, VERITAS made the following business acquisitions:

•	KVault Software Limited, or KVS, Invio Software, Inc. and Ejasent, Inc. during the nine months ended September 30, 2004;

•	Precise Software Solutions Ltd. and Jareva Technologies, Inc. during fiscal 2003;

•	Three acquisitions of privately held companies during fiscal 2001; and

•	Network & Storage Management Group business of Seagate Software, Inc., NuView, Inc. and TeleBackup Systems, Inc. during fiscal 1999.

      Each of these acquisitions was accounted for using the purchase method and, accordingly, the operating results of these businesses have been included in the consolidated financial statements since their respective dates of acquisition. In addition, during fiscal 2000, VERITAS completed a multi-party transaction with Seagate Technology, Inc. and Suez Acquisition Company (Cayman) Limited, or SAC, that was structured as a leveraged buyout of Seagate pursuant to which Seagate sold all of its operating assets to SAC, and SAC assumed and indemnified Seagate and VERITAS for substantially all liabilities arising in connection with those operating assets. VERITAS did not acquire Seagate’s disk drive business or any other Seagate operating business.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Total net revenue	$1,467,439	$1,245,129	$1,747,087	$1,505,998	$1,489,225	$1,190,114	$602,405
Amortization of developed technology	12,255	30,379	35,267	66,917	63,086	62,054	35,954
Amortization of goodwill and other intangibles(a)	6,192	32,895	35,249	72,064	885,397	878,050	510,943
Stock-based compensation(b)	8,040	1,732	2,680	435	8,079	—	—
Restructuring costs (reversals)(c)	(9,648)	—	—	99,308	—	(4,440)	11,000
In-process research and development(d)	11,900	19,400	19,400	—	—	—	104,200
Income (loss) from operations	379,758	251,498	386,985	129,369	(536,810)	(555,804)	(468,196)
Income (loss) before cumulative effect of change in accounting principle(e)	282,717	163,105	353,722	58,266	(635,791)	(620,131)	(498,478)
Cumulative effect of change in accounting principle, net of tax(f)	—	(6,249)	(6,249)	—	—	—	—
Net income (loss)	$282,717	$156,856	$347,473	$58,266	$(635,791)	$(620,131)	$(498,478)
Income (loss) per share before cumulative effect of change in accounting principle — basic	$0.65	$0.39	$0.84	$0.14	$(1.59)	$(1.55)	$(1.57)
Income (loss) per share before cumulative effect of change in accounting principle — diluted	$0.64	$0.38	$0.81	$0.14	$(1.59)	$(1.55)	$(1.57)
Cumulative effect of change in accounting principle per share — basic	$—	$(0.02)	$(0.01)	$—	$—	$—	$—
Cumulative effect of change in accounting principle per share — diluted	$—	$(0.02)	$(0.01)	$—	$—	$—	$—
Net income (loss) per share — basic	$0.65	$0.37	$0.83	$0.14	$(1.59)	$(1.55)	$(1.57)
Net income (loss) per share — diluted	$0.64	$0.36	$0.80	$0.14	$(1.59)	$(1.55)	$(1.57)
Number of shares used in computing per share amounts — basic	431,933	418,314	420,754	409,523	399,016	400,034	316,892
Number of shares used in computing per share amounts — diluted	441,936	430,587	434,446	418,959	399,016	400,034	316,892

		As of December 31,
	As of
	September 30,
	2004	2003	2002	2001	2000	1999

	(Unaudited)				(Unaudited)	(Unaudited)

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$2,539,230	$2,503,015	$2,241,321	$1,687,936	$1,255,109	$757,417
Working capital	1,629,584	2,032,095	1,905,752	1,566,977	1,066,223	702,935
Total assets(f)	5,651,406	5,348,466	4,199,335	3,780,329	4,061,196	4,227,693
Long-term obligations, less current portion(f), (g)	524,252	905,209	465,252	444,408	429,176	451,044
Accumulated deficit	(1,095,359)	(1,378,076)	(1,725,549)	(1,783,815)	(1,148,024)	(527,893)
Stockholders’ equity	3,834,662	3,543,594	2,902,991	2,741,042	2,986,636	3,397,543

(a)	In 1999, VERITAS acquired three companies which were accounted for using the purchase method of accounting, and accordingly developed technology, goodwill and other intangible assets of $3,752.0 million were recorded. Until December 31, 2001, these assets were being amortized over their estimated useful life of four years, and resulted in amortization charges of approximately $236 million per quarter. On January 1, 2002, upon adoption of newly issued Statement of Accounting Standards, or SFAS, No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the total quarterly charges related to the amortization of goodwill and other intangibles decreased as VERITAS no longer amortizes goodwill.

(b)	For the nine months ended September 30, 2004, VERITAS recorded $8.0 million of stock-based compensation primarily related to the June 2004 and March 2004 grants of restricted stock units, the March 2004 modification of certain stock options and the 2003 acquisitions of Jareva and Precise. In 2003, VERITAS recorded $2.7 million of stock-based compensation primarily related to the 2003 acquisitions of Jareva and Precise. In 2001, VERITAS recorded a stock-based compensation charge of $8.1 million primarily related to the acceleration of certain stock options held by VERITAS’ former chief executive officer.

(c)	In the third quarter of 2004, VERITAS acquired KVS and, as a result, reversed $9.6 million of net restructuring costs related to previously restructured facilities to be occupied by KVS personnel. In 2002, VERITAS recorded a restructuring charge of approximately $99.3 million related primarily to its facility restructuring plan to exit and consolidate certain of its worldwide facilities. In 1999, VERITAS recorded a restructuring charge of $11.0 million related primarily to costs for its duplicative facilities that it planned to vacate, of which $4.4 million was reversed in 2000 as a result of lower actual exit costs than originally estimated with respect to these duplicative facilities.

(d)	For the nine months ended September 30, 2004, VERITAS recorded non-cash charges of $11.9 million related to the write-off of in-process research and development for the acquisitions of KVS and Ejasent. In 2003 and 1999, VERITAS recorded non-cash charges of $19.4 million and $104.2 million, respectively, related to the write-off of in-process research and development for two acquisitions in 2003 and one acquisition in 1999.

(e)	Income before cumulative effect of change in accounting principle for fiscal 2003 included an adjustment for an income tax benefit of $95.1 million related to the March 15, 2004 settlement of certain tax audits associated with the 2000 acquisition of Seagate Technology.

(f)	In July 2003, VERITAS adopted Financial Accounting Standards Board Interpretation Number 46, Consolidation of Variable Interest Entities, which required it to consolidate its variable interest entities into its financial statements. As a result of consolidating these entities in the third quarter of 2003, VERITAS reported a cumulative effect of change in accounting principle in accordance with Accounting Principles Board, or APB, Opinion No. 20, Accounting Changes, with a charge of $6.2 million which equals the amount of depreciation expense that would have been recorded had these variable interest entities been consolidated from the date the properties were available for occupancy, net of tax. In addition, on July 1, 2003, VERITAS recorded property and equipment, net of accumulated depreciation, equal to $366.8 million, long-term debt in the amount of $369.2 million and non-controlling interest of $11.4 million for a total of $380.6 million of long-term debt included on the balance sheet. In 2004, the long-term debt was reclassified to short-term as the lease terms for the applicable properties became less than one year.

(g)	Included in long-term obligations as of September 30, 2004 and December 31, 2003 are convertible subordinated notes of $520 million with certain conversion privileges, including the right, at the option of the holder, to convert these notes for the 15 days prior to and 15 days after the close of the merger.

Selected Unaudited Pro Forma Combined Financial Data

      The following selected unaudited pro forma combined financial data was prepared using the purchase method of accounting. Symantec and VERITAS have different fiscal year ends. Accordingly, the unaudited pro forma combined statement of operations data for the year ended March 31, 2004 combines Symantec’s historical consolidated statement of operations data for the year then ended with VERITAS’ historical consolidated statement of operations data for the year ended December 31, 2003. The unaudited pro forma combined statement of operations data for the nine months ended December 31, 2004 combines Symantec’s historical consolidated statement of operations data for the nine months then ended with VERITAS’ historical consolidated statement of operations data for the nine months ended September 30, 2004. The unaudited pro forma combined statement of operations data gives effect to the merger as if it had occurred on April 1, 2003. The unaudited pro forma combined balance sheet data combines Symantec’s historical consolidated balance sheet data as of December 31, 2004 with VERITAS’ historical consolidated balance sheet data as of September 30, 2004, giving effect to the merger as if it had occurred on December 31, 2004.

      The selected unaudited pro forma combined financial data is based on estimates and assumptions that are preliminary. The data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Symantec that would have been reported had the proposed merger been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Symantec. Please also read the section in this joint proxy statement/ prospectus entitled “Special Note Regarding Forward-Looking Statements” on page 10 for more information on the statements made in this section.

      This selected unaudited pro forma combined financial data should be read in conjunction with the selected historical financial data, the unaudited pro forma condensed combined financial statements and accompanying notes contained elsewhere in this joint proxy statement/ prospectus, VERITAS’ historical financial statements and accompanying notes contained elsewhere in this joint proxy statement/ prospectus and Symantec’s historical consolidated financial statements and accompanying notes incorporated by reference into this joint proxy statement/ prospectus. See the section entitled “Where You Can Find More Information” on page 192 of this joint proxy statement/ prospectus.

	Nine Months
	Ended	Year Ended
	December 31, 2004	March 31, 2004

	(Unaudited)
	(In thousands, except per share data)
Pro Forma Condensed Combined Statement of Operations Data:
Net revenues	$3,337,610	$3,617,216
Operating income	661,325	461,448
Net income	$489,054	$416,893
Net income per share:
Basic	$0.43	$0.38
Diluted	$0.40	$0.36
Shares used in computing per share amounts:
Basic	1,130,007	1,084,982
Diluted	1,234,877	1,207,514

As of
December 31, 2004

(Unaudited)
(In thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,483,232
Working capital	3,718,934
Total assets	20,552,285
Convertible subordinated notes	510,000
Other long-term obligations, less current portion	88,724
Total stockholders’ equity	16,272,256

Comparative Historical and Unaudited Pro Forma Combined Per Share Data

      The following table presents comparative historical per share data regarding the net income and book value of each of Symantec and VERITAS and the unaudited pro forma combined per share data after giving effect to the merger under the purchase method of accounting. Symantec and VERITAS have different fiscal year ends. Accordingly, the unaudited pro forma combined net income per share data for the year ended March 31, 2004 combines Symantec’s historical financial information for the year then ended with VERITAS’ historical financial information for the year ended December 31, 2003. The unaudited pro forma combined net income per share data for the nine months ended December 31, 2004 combines Symantec’s historical financial information for the nine months then ended with VERITAS’ historical financial information for the nine months ended September 30, 2004. The unaudited pro forma combined net income per share data gives effect to the merger as if it had occurred on April 1, 2003. The unaudited pro forma combined book value per share data combines Symantec’s historical financial information as of December 31, 2004 with VERITAS’ historical financial information as of September 30, 2004. The unaudited pro forma combined book value per share data gives effect to the transaction as if the merger had been completed on December 31, 2004. The following data assumes 1.1242 shares of Symantec common stock will be issued in exchange for each share of VERITAS common stock in connection with the merger and that Symantec will assume VERITAS’ options based upon the same exchange ratio.

      This data has been derived from and should be read in conjunction with the selected historical financial data, the unaudited pro forma condensed combined financial statements and VERITAS’ separate historical consolidated financial statements and accompanying notes, all contained elsewhere in this joint proxy statement/ prospectus, and Symantec’s separate historical consolidated financial statements and accompanying notes, which are incorporated by reference into this joint proxy statement/ prospectus. The unaudited pro forma per share data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Symantec that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of Symantec’s future consolidated results of operations or financial condition.

      The VERITAS equivalent pro forma per share amounts are calculated by multiplying the Symantec and VERITAS combined pro forma amounts by the exchange ratio of 1.1242 shares of Symantec common stock for each share of VERITAS common stock.

	Historical			Pro Forma

				Symantec and
				VERITAS	VERITAS
	Symantec	VERITAS		Combined	Equivalent

	(Shares in thousands)
Net income per share:
Year ended March 31, 2004:
Basic	$0.61	$0.84	*	$0.38	$0.43
Diluted	$0.54	$0.81	*	$0.36	$0.40
Nine months ended December 31, 2004:
Basic	$0.65	$0.65		$0.43	$0.48
Diluted	$0.58	$0.64		$0.40	$0.45
Shares used to compute net income per share:
Year ended March 31, 2004:
Basic	611,970	420,754		1,084,982
Diluted	719,110	434,446		1,207,514
Nine months ended December 31, 2004:
Basic	644,428	431,933		1,130,007
Diluted	738,053	441,936		1,234,877
Book value per share as of:
December 31, 2004	$5.11	$8.94		$13.67	$15.37
Shares used to compute book value per share:
December 31, 2004	707,851	429,100		1,190,245

*	Historical VERITAS net income per share excludes the impact of a cumulative effect of a change in accounting principle.

COMPARATIVE PER SHARE MARKET PRICE DATA

Recent Share Prices (Symantec and VERITAS)

      Symantec’s common stock is traded on the Nasdaq National Market under the symbol “SYMC.” VERITAS’ common stock is traded on the Nasdaq National Market under the symbol “VRTS.”

      The table below sets forth the high and low sales prices per share of Symantec common stock and VERITAS common stock, each as reported on the Nasdaq National Market on December 15, 2004, the last completed trading day prior to the signing and announcement of the merger, and on February 9, 2005, the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/ prospectus. The table below also includes the equivalent high and low sales prices per share of VERITAS common stock on those dates. These equivalent high and low sales prices per share of VERITAS reflect the fluctuating value of Symantec common stock that VERITAS stockholders would receive in exchange for each share of VERITAS common stock if the merger had been completed on either of those dates, applying the exchange ratio of 1.1242 shares of Symantec common stock for each share of VERITAS common stock.

					VERITAS
	Symantec		VERITAS		Equivalent Price
	Common Stock		Common Stock		Per Share

	High	Low	High	Low	High	Low

December 15, 2004	$28.40	$27.01	$28.50	$27.75	$31.93	$30.36
February 9, 2005	$22.53	$21.47	$24.75	$23.63	$25.33	$24.14

      The above table shows only historical comparisons. These comparisons may not provide meaningful information to Symantec stockholders in determining whether to approve the issuance and reservation for issuance of shares of Symantec common stock in connection with the merger and the amendments to the Symantec certificate of incorporation or to VERITAS stockholders in determining whether to adopt the merger agreement. Symantec and VERITAS stockholders are urged to obtain current market quotations for Symantec and VERITAS common stock and to review carefully the other information contained in this joint proxy statement/ prospectus or incorporated by reference into this joint proxy statement/ prospectus in considering whether to approve the proposals described within this joint proxy statement/ prospectus. See the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/ prospectus.

Dividend Information (Symantec and VERITAS)

      Symantec has never declared or paid any cash dividends on its capital stock. Symantec currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

      VERITAS has never declared or paid any cash dividends on its capital stock. VERITAS currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Number of Stockholders (Symantec and VERITAS)

      As of the record date of                     , 2005, there were approximately                      stockholders of record of Symantec common stock.

      As of the record date of                     , 2005, there were approximately                      stockholders of record of VERITAS common stock and one stockholder of record of VERITAS special voting stock. In addition, as of the record date, there were                      exchangeable non-voting shares of TeleBackup Exchangeco Inc. outstanding.

SYMANTEC PROPOSAL NO. 1 AND VERITAS PROPOSAL NO. 1

THE MERGER

      This section of this joint proxy statement/ prospectus describes the principal aspects of Symantec Proposal No. 1 and VERITAS Proposal No. 1, including the merger and the merger agreement. While Symantec and VERITAS believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Symantec and VERITAS stockholders. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this joint proxy statement/ prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this joint proxy statement/ prospectus carefully and in their entirety.

Background of the Merger

      Symantec and VERITAS are leading software companies with their headquarters located in Silicon Valley, in the San Francisco Bay area. While their businesses historically have had little overlap, more recently, both companies have shared a similar view of the software infrastructure market and an emerging trend in the industry around the convergence of information availability and security. Symantec and VERITAS have been addressing this trend through their information integrity and utility computing initiatives, respectively, which are premised on similar visions.

      The VERITAS board of directors has regularly evaluated the long-term strategy and potential strategic options for VERITAS in light of the company’s operating performance and trends in the software industry, including periodically conducting in-depth operations and strategic reviews of the company with senior management. An important part of VERITAS’ long-term operating strategy has been to seek to profitably grow its business by expanding VERITAS’ geographic scope, platform coverage and product offerings. The strategic options that the VERITAS board and management have considered in the context of its operating strategy include pursuing organic growth, tactical acquisitions, seeking to acquire another large software company or the potential merger of VERITAS with another large company.

      During 2003, Symantec undertook an evaluation of the appropriate long-term strategy for its business. As a result of that process, Symantec determined that it should continue to build on the company’s existing consumer security business and increase its penetration of the enterprise security business, and also seek to expand into broader security segments and adjacent enterprise infrastructure software businesses. Symantec also believed that the software industry was undergoing a trend towards consolidation, and that the areas of security, network management, systems management and storage management were beginning to converge. Commencing in the second half of its fiscal year 2004, Symantec began to investigate business combinations and other strategic transactions that would allow it to expand beyond security products and services into one or more other key areas of the enterprise infrastructure market. Symantec’s acquisitions of PowerQuest, Inc., a provider of automated deployment and recovery solutions for corporations and individual users, and ON Technology Corp., a provider of solutions which enable organizations and service providers to manage the full lifecycle of their computing systems over corporate networks, were Symantec’s initial steps in pursuing the convergence of the security business with adjacent infrastructure software businesses.

      On September 4, 2004, John Thompson, the Chairman and Chief Executive Officer of Symantec, contacted Gary Bloom, the President and Chief Executive Officer of VERITAS to schedule a meeting that occurred on September 20, 2004. At the meeting on September 20, 2004, Mr. Thompson raised with Mr. Bloom the possibility of Symantec and VERITAS entering into a strategic merger. Mr. Thompson indicated that he thought there was a potential strategic fit between the two companies, but did not discuss specific terms of a business combination with Mr. Bloom. Mr. Bloom subsequently discussed his meeting with Mr. Thompson with several members of the VERITAS board of directors, including David Roux and William Pade.

      On September 30, 2004, Symantec and VERITAS signed a mutual non-disclosure and standstill agreement, and Mr. Thompson met with Mr. Bloom at Symantec’s headquarters. At the meeting, Mr. Thompson and Mr. Bloom engaged in a discussion regarding the strategic rationale of a possible business combination that did not include specific terms. During the discussion, Mr. Bloom indicated that before VERITAS could evaluate such a potential business combination, he would need to understand how the relative contributions that each company would make to the combined company would be valued. Mr. Bloom also stated that he would need to have guidance from the VERITAS board of directors before determining whether to engage in more detailed discussions with respect to a potential business combination.

      On October 13, 2004, Mr. Thompson and Gregory Myers, Senior Vice President of Finance and Chief Financial Officer of Symantec, met with representatives of Lehman Brothers Inc., financial advisor to the Symantec board, to discuss a possible business combination with VERITAS, including potential valuation ranges for VERITAS.

      On October 14, 2004, Mr. Thompson and Mr. Bloom had a telephone conversation in which the possibility of a business combination was again raised. Mr. Thompson suggested exploring a possible stock-for-stock transaction and communicated a possible valuation range. Mr. Bloom indicated that he would need to seek guidance from the VERITAS board on whether to engage in such discussions. In a telephone conversation on October 18, 2004, Mr. Bloom indicated to Mr. Thompson that their conversations to date about a potential combination would be discussed by the VERITAS board at previously scheduled board and committee meetings to occur on November 2, 3 and 4, 2004.

      At a dinner with members of the Symantec board of directors on October 18, 2004, Mr. Thompson advised his fellow Symantec directors of the nature and extent of his discussions with Mr. Bloom. At the Symantec board meeting on October 19, 2004, the board discussed a variety of strategic opportunities including the possibility of a transaction with VERITAS. Mr. Thompson had a further conversation with Mr. Bloom on October 19, 2004 to advise him that the Symantec board was interested in further discussions with VERITAS about a possible business combination. Mr. Bloom indicated that if circumstances warranted it, he would contact Mr. Thompson after the VERITAS board meeting on November 3 and 4, 2004.

      In anticipation of the November meeting of the VERITAS board of directors, Mr. Bloom, Edwin Gillis, Executive Vice President, Finance and Chief Financial Officer of VERITAS, and John Brigden, Senior Vice President, General Counsel and Secretary of VERITAS, discussed the possibility of a business combination with Symantec as well as other strategic alternatives for VERITAS with representatives of Goldman, Sachs & Co., financial advisor to VERITAS, and Simpson Thacher & Bartlett LLP, outside legal counsel to VERITAS.

      At dinner on November 2, 2004, after completion of the committee meetings of the VERITAS board of directors, Mr. Bloom discussed with the other members of the board his conversations to date with Mr. Thompson. The VERITAS board of directors then met on November 3 and 4, 2004 to conduct an operations and strategic planning review of the company. On November 3, the board of VERITAS reviewed with management VERITAS’ business and financial results and prospects, operational and development plans and competitive and market conditions. The board of directors then discussed a broad range of strategic options for VERITAS, including continuing on VERITAS’ current course of organic growth and tactical acquisitions or pursuing other larger scale merger and acquisition transactions. On November 4, Mr. Bloom further reviewed with the VERITAS board his discussions with Mr. Thompson. The board discussed the possibility of a combination with Symantec in the context of its broader strategic and operational review, determined that a combination with Symantec might be an attractive strategic alternative and the board authorized Mr. Bloom to continue discussions with Mr. Thompson. The board designated Mr. Roux and Mr. Pade as lead non-management directors to consult and advise Mr. Bloom on a potential transaction with Symantec. Mr. Bloom consulted with Mr. Roux and Mr. Pade from time to time concerning the discussions with Symantec, and provided Mr. Roux and Mr. Pade with periodic updates throughout this period until December 15, 2004.

      On November 5, 2004, Mr. Bloom called Mr. Thompson to report that the VERITAS board of directors had authorized him to engage in further discussions with Symantec regarding the possibility of a business combination. This discussion was followed by a meeting between Mr. Thompson and Mr. Bloom on November 11, 2004 at which they discussed the business strategy and prospects of their respective companies and the manner in which the two businesses could potentially be combined, including the strategic rationale for the potential transaction, how the combined company would be operated and the potential roles of the existing Symantec and VERITAS businesses in the combined entity. Mr. Thompson and Mr. Bloom also discussed a process to further evaluate such a transaction.

      Beginning in early November, Symantec and VERITAS each began a preliminary due diligence review of information relating to the other company. During the week of November 8, 2004, Mr. Bloom and Mr. Gillis discussed with representatives of Goldman Sachs the possibility of a business combination with Symantec. On November 10, 2004, Mr. Thompson and Mr. Myers met with representatives of Lehman Brothers to discuss the potential financial implications of a business combination between Symantec and VERITAS.

      On November 14, 2004, Mr. Myers and representatives of Lehman Brothers met with Mr. Gillis and representatives of Goldman Sachs. At this meeting the participants exchanged, reviewed and discussed financial information relating to Symantec and VERITAS and discussed valuation issues associated with a potential business combination between Symantec and VERITAS.

      On November 15, 2004, the Symantec board of directors had a meeting during which the board was advised of the interest of VERITAS in continuing discussions regarding a potential business combination and of the conversations between the officers of the two companies that had occurred since the last meeting of the Symantec board. The board further explored with management and Lehman Brothers the current software market, the strategic rationale for such a combination, potential valuation ranges for a transaction and a plan for moving forward with mutual due diligence and negotiations. The board also appointed a special committee of independent outside directors, consisting of Robert Miller and David Mahoney, to provide guidance to Mr. Thompson in ongoing discussions with VERITAS. Mr. Thompson conferred regularly with one or both members of the committee, and advised them of the status of negotiations, in the period following the appointment of the committee through December 15, 2004.

      On November 19, 2004, Mr. Thompson and Mr. Bloom met to continue their discussions about the possible merits of a potential business combination and various related matters, including the possible process and timing for a potential transaction, the management of the combined entity, due diligence and their respective companies’ financial advisors’ preparations to discuss the subject of valuation. During the period following this meeting until November 23, 2004, Mr. Thompson and Mr. Myers discussed the financial implications of a potential merger of Symantec and VERITAS with representatives of Lehman Brothers and Mr. Bloom and Mr. Gillis discussed such implications with representatives of Goldman Sachs. On November  22, 2004, Mr. Myers and Mr. Gillis discussed by telephone financial implications of potentially combining the two companies.

      On November 23, 2004, Mr. Thompson, Mr. Myers and representatives of Lehman Brothers met with Mr. Bloom, Mr. Gillis and representatives of Goldman Sachs. Mr. Thompson and Mr. Bloom discussed the business rationale for potentially combining Symantec and VERITAS and the participants reviewed and discussed financial information relating to Symantec and VERITAS. At that meeting, Mr. Bloom and Mr. Thompson reached a tentative understanding on a relative valuation based upon, which they believed, it would be productive to continue discussions with respect to a possible combination of Symantec and VERITAS. They undertook to discuss with their respective boards of directors an all stock transaction involving a fixed exchange ratio with a potential relative valuation of the two companies that would result in equityholders of VERITAS owning approximately 40% of the equity of the combined entities. In this meeting, Mr. Bloom and Mr. Thompson also discussed a potential timeline and process for negotiating transaction terms and conducting due diligence for a potential transaction announcement in mid-December.

      From November 23–29, 2004, Symantec, representatives of Fenwick & West LLP, counsel to Symantec, representatives of Lehman Brothers, VERITAS, representatives of Simpson Thacher & Bartlett, and representatives of Goldman Sachs had telephone conferences to establish the procedures for additional due diligence and for negotiating a merger agreement and to exchange due diligence requests.

      On November 30, 2004, Messrs. Thompson, Myers and Courville, and other officers of Symantec, along with representatives of Lehman Brothers and Fenwick & West, met with Messrs. Bloom, Gillis and Brigden, and other officers of VERITAS, along with representatives of Goldman Sachs and Simpson Thacher & Bartlett. At that meeting, officers of Symantec and VERITAS discussed their respective businesses, strategy, competitive environment and financial results and prospects. They also discussed the potential strategic and other benefits of the potential business combination. The parties and their advisors engaged in further due diligence discussions.

      Between November 30, 2004 and December 15, 2004, each party and their advisors reviewed due diligence materials provided by the other party, requested and reviewed additional materials and engaged in due diligence discussions with their counterparts. During this period, representatives of Fenwick & West also reviewed documents provided by, and had meetings with, representatives of Latham & Watkins LLP and Wilson, Sonsini, Goodrich & Rosati, P.C., VERITAS’ outside litigation counsel.

      At a December 2, 2004 meeting of the VERITAS board of directors, Mr. Bloom reviewed with the board the status of the discussions with Symantec, including the terms that had been discussed and timing considerations related to a potential transaction. VERITAS management reviewed business and financial information regarding Symantec and strategic and operational considerations relating to the potential business combination. Representatives of Goldman Sachs reviewed financial information relating to the proposed transaction and representatives of Simpson Thacher & Bartlett discussed the proposed structure. The VERITAS board then met without Mr. Bloom in an executive session to discuss the potential transaction. At the conclusion of this meeting, the VERITAS board expressed support for continuing discussions regarding a potential business combination with Symantec and approved a form of engagement letter under which Goldman Sachs would be formally engaged as financial advisor to VERITAS. VERITAS subsequently executed the engagement letter with Goldman Sachs.

      On December 3, 2004, Fenwick & West delivered a draft of the merger agreement to VERITAS and Simpson Thacher & Bartlett. On December 6, 2004, Simpson Thacher & Bartlett delivered proposed revisions to the agreement to Symantec and Fenwick & West. Between December 7 and December 15, 2004, Symantec, VERITAS and their respective legal advisors negotiated the terms of the merger agreement.

      On December 10, 2004, the VERITAS board of directors held a special meeting to discuss the potential merger of VERITAS and Symantec. At that meeting, senior management of VERITAS and representatives of Goldman Sachs and Simpson Thacher & Bartlett reviewed various matters relating to the potential business combination with the VERITAS board of directors, including operating, strategic and financial considerations, the progress and status of the negotiations and the results of the due diligence conducted through that date. Simpson Thacher & Bartlett also reviewed the fiduciary duties of VERITAS directors in connection with the potential business combination transaction. Mr. Thompson attended a portion of the VERITAS board meeting and provided to the VERITAS board an overview of Symantec’s business and financial results and Symantec’s strategic rationale for a business combination.

      At a meeting on December 12, 2004, the VERITAS board of directors continued their discussion of the proposed merger, including the strategic rationale for such a business combination, as well as the potential benefits and risks of combining with Symantec. At the meeting, VERITAS’ senior management and representatives of Goldman Sachs and Simpson Thacher & Bartlett reviewed with the VERITAS board strategic considerations related to the merger and the progress to date on their business and financial due diligence review of Symantec. Simpson Thacher & Bartlett further reviewed with the VERITAS board the status of the negotiations, the principal terms of the proposed merger agreement and summarized the remaining open issues.

      On December 13, 2004, the Symantec board of directors held a special meeting at which the potential business combination of Symantec and VERITAS was discussed. At that meeting, senior management of Symantec and representatives of Lehman Brothers and Fenwick & West reviewed with the Symantec board strategic considerations related to the merger and the progress to date on their business and financial due diligence review of VERITAS. Fenwick & West further reviewed with the Symantec board the status of negotiations, the principal terms of the proposed merger agreement and summarized the remaining open issues. Fenwick & West also reviewed the fiduciary duties of Symantec directors in connection with the potential transaction. At the meeting, Lehman Brothers presented its analysis with respect to the fairness, from a financial point of view, to Symantec of the exchange ratio to be paid by Symantec in the proposed merger. The Symantec board then met in executive session to discuss the potential transaction.

      During the period until December 15, 2004, the parties and their respective legal and financial advisors continued to meet to negotiate the terms of the merger agreement and engage in due diligence reviews of each other.

      Mr. Thompson also met numerous times between November 30 and December 15, 2004 with Mr. Bloom, Mr. Gillis and other VERITAS executives to discuss the potential transaction and their respective roles in the combined company. On December 13, 2004, Mr. Thompson had dinner with the VERITAS senior executive team to discuss the possible business combination.

      On December 14, 2004, the Symantec board of directors met again to discuss and consider the proposed merger. At the meeting, Mr. Thompson discussed several matters with the board, including the status of negotiations related to employment agreements with certain executive officers of VERITAS and the reaction of the financial markets and the financial community to press reports that had been published without the consent of either Symantec or VERITAS describing a potential business combination between Symantec and VERITAS.

      On December 14, 2004, the VERITAS board of directors met to discuss the potential business combination with Symantec. Simpson Thacher & Bartlett updated the VERITAS board on the status of negotiations with Symantec and reviewed the principal terms of a draft merger agreement. The VERITAS board of directors and VERITAS’ financial and legal advisors further discussed the strategic rationale for the proposed business combination as well as the reaction of the financial markets and the financial community to press reports that had been published without the consent of either Symantec or VERITAS describing a potential business combination between Symantec and VERITAS.

      On December 14 and 15, 2004, Mr. Thompson, Mr. Bloom and their respective management teams and advisors met to finalize the terms of the merger agreement and the management retention and employment agreements for executives of VERITAS.

      On December 15, 2004, the Symantec board of directors held a special meeting to discuss and consider the proposed merger. At the meeting, representatives of Fenwick & West reviewed the status of negotiations. Lehman Brothers rendered its oral opinion to the Symantec board of directors, subsequently confirmed in writing on the same day, that, as of December 15, 2004, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be paid by Symantec in the merger was fair to Symantec. After further review and discussion, the board of directors voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that its stockholders vote to approve the issuance and reservation for issuance of shares of Symantec common stock pursuant to the merger agreement and the amendments to Symantec’s certificate of incorporation.

      On December 15, 2004, the VERITAS board of directors held a special meeting at which the proposed merger was discussed and considered. At this meeting, VERITAS senior management and representatives of Goldman Sachs made presentations to the board regarding the proposed business combination. Representatives of Simpson Thacher & Bartlett present at the meeting reviewed the outcome of further negotiations and discussed the fiduciary duties of the VERITAS board. Mr. Bloom and representatives of Simpson Thacher & Bartlett apprised the VERITAS board of the interests of certain members of VERITAS management in the transaction For more information, see the section entitled “— Interests of Certain VERITAS Persons in the Merger” below starting on page 65. Goldman Sachs reviewed the financial terms of the proposed merger and delivered its oral opinion, subsequently confirmed in writing, to the VERITAS board of directors that, as of December 15, 2004, and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio, as set forth in the merger agreement, was fair from a financial point of view to the holders of VERITAS common stock. Following the presentations, and after further review and discussion, the board of directors voted unanimously to approve the merger agreement and resolved to recommend that its stockholders vote to adopt the merger agreement.

      Following the meetings of Symantec’s and VERITAS’ respective boards of directors on December 15, 2004, the parties signed the merger agreement. The signing of the merger agreement was publicly announced on December 16, 2004, prior to the opening of the Nasdaq National Market.

Our Reasons for the Merger

      We believe that combining Symantec and VERITAS will expand and better serve the addressable market and result in greater long-term growth opportunities than either company has operating alone. The combined company will provide enterprise customers with a more effective way to secure and manage their most valuable asset, their information. A combined Symantec/VERITAS will be uniquely positioned to deliver heterogeneous security and availability solutions across all platforms, from the desktop to the data center, to customers ranging from consumers and small businesses to large organizations and service providers. In particular, in concluding to approve the merger, the boards of directors of Symantec and VERITAS considered the following:

      Convergence of Security and Storage Software Markets. Enterprises are seeking help in balancing the need to make more information available to a greater number of people with the requirements of today’s risk and regulatory environments to secure that information. We believe this dichotomy is driving the convergence of products and services that ensure information availability with those that secure information. By bringing together the leading information security and availability software providers, the combined company will be better positioned to take advantage of the opportunities resulting from this convergence than either company would be on a stand-alone basis.

      Better Serve the Needs of Customers. The combined company will better enable customers to reduce the complexity and cost of managing their IT infrastructure by providing the following advantages:

• Broad Portfolio of Leading Infrastructure Offerings. The product lines of Symantec and VERITAS are complementary with little overlap. Accordingly, the combined company will be able to offer customers a comprehensive portfolio of heterogeneous information security and availability solutions spanning a broad range of platforms, and at every tier of the enterprise. We believe that this will provide the combined company with a competitive advantage over companies that address a more limited universe of customer needs.

• Unique Product Combinations. We believe the combination of Symantec and VERITAS will create significant opportunities for product synergies. More effective solutions for customers create opportunities for increased sales of the combined company’s products and services. For example, customers could benefit from:

• Resilient Infrastructure — products can be offered that provide customers the ability to automatically raise the service level requirements on mission critical applications when threats are detected and to restore systems in an automated fashion, accelerating time to recovery.

• Comprehensive Email Management — the combined company’s products could filter spam, detect viruses, protect, archive and retrieve email against planned and unplanned outages.

• Regulatory Compliance — solutions can be provided that help companies implement policies to satisfy regulatory and litigation requirements regarding information retention and retrieval.

      Complementary Sales and Channel Coverage. By combining the worldwide sales and service organizations of Symantec and VERITAS, the combined company will have a broader reach that will provide greater access to a larger and more diverse range of customers, from large enterprises to individual customers. We plan to accomplish this by building on our strong direct sales teams, covering the largest enterprise accounts, and leveraging our channel infrastructure to better reach medium and small enterprise accounts and consumers.

      Financial Synergies. Symantec and VERITAS expect the merger will create financial synergies for the combined company, primarily as a result of combining the purchasing power of the two companies and other economies of scale and, to a lesser extent, as a result of the reduction in overlapping functions of the combining companies. Based on estimates prepared by the managements of the two companies, Symantec and VERITAS project that in the 12 months following the merger the combined company will achieve revenues of approximately $5 billion, assuming the loss of $300 million of VERITAS’ estimated deferred revenue balance of $490 million at the end of March 2005 as a result of purchase accounting adjustments, and an estimated $100 million of operating synergies.

      Scale to Better Compete. We believe that the software industry is in a period of consolidation and that there is a developing trend for enterprise customers to source a larger portion of their software needs from a smaller number of suppliers. As the fourth largest independent software provider in the world based on revenues, we believe that the combined company will have the scale to better compete in this environment.

      Experienced Management Team. The combined company will be led by a combination of experienced senior management from both Symantec and VERITAS, which will provide management continuity to support the integration of the two companies.

Other Factors Considered by the Symantec Board

      The Symantec board of directors consulted with Symantec’s management and its financial and legal advisors and considered the advice of consultants that it had retained in the past to provide advice for the formulation of a long-term strategy. In addition to considering the strategic factors outlined above, the Symantec board of directors considered the following additional factors in reaching its conclusion to approve the merger and to recommend that the Symantec stockholders approve the issuance and reservation for issuance of shares of common stock pursuant to the merger agreement and the amendments to Symantec’s certificate of incorporation:

•	the importance of the merger for pursuing the board’s strategic plan;

•	general market conditions for Symantec’s products and services;

•	opportunities and competitive factors within the software industry;

•	the potential benefits to Symantec’s stockholders as a result of growth opportunities following the merger;

•	historical and current information about each of the combining companies and their businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports filed with the SEC, analyst estimates, market data and management’s knowledge of the software industry;

•	financial market conditions, historical market prices, volatility and trading information with respect to each company’s common stock;

•	the opinion of Lehman Brothers, rendered orally on December 15, 2004, subsequently confirmed in writing on the same day, to the Symantec board of directors that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be paid by Symantec in the merger was fair to Symantec;

•	reports from Symantec’s management, legal advisors and financial advisors about the results of the due diligence investigation of VERITAS;

•	the terms and conditions of the merger agreement, including:

•	the no-solicitation provisions governing each party’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	the fixed exchange ratio at which Symantec shares will be exchanged for VERITAS shares in the merger;

•	the conditions to each party’s obligation to effect the merger;

•	the definition of “material adverse effect;”

•	the limited ability of the parties to terminate the merger agreement;

•	the possible effects of the provisions regarding termination fees;

•	the likelihood of retaining key VERITAS employees to help manage the combined entity; and

•	the likelihood that the companies will be able to complete the merger;

•	the potential for third parties to seek to enter into strategic relationships with or to seek to acquire either of the combining companies as a result of the announcement of the companies entering into the merger agreement.

      In reaching its decision, the Symantec board of directors believes that the factors discussed above were generally supportive of the merger from Symantec’s perspective, except for the last two factors which might weigh both positively and negatively relative to the merger. Symantec’s board of directors also considered the following potentially negative factors in its deliberations regarding the merger:

•	the risks inherent in integrating two large enterprises and the possibility that delays or difficulties in completing the integration could adversely affect Symantec’s operating results and preclude the achievement of some benefits anticipated from the merger, including the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the possible adverse consequences, at least in the short term, of the merger announcement on the trading price of Symantec’s common stock;

•	the potential loss of one or more large customers of either company as a result of any such customer’s unwillingness to do business with the combined company or response to potential service disruptions as a result of the integration process;

•	the possibility that the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies operate;

•	the potential disruption to partner and/or channel relationships important to either company as a result of the merger;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that anticipated product synergies and cost savings will not be realized; and

•	the possibility that the merger might not close or the closing might be delayed.

      The above discussion of the material factors is not intended to be exhaustive, but does set forth the principal factors considered by the Symantec board of directors. After due consideration, the Symantec board of directors unanimously concluded that the potential benefits of the merger outweighed the risks associated with the merger.

      In view of the wide variety of factors considered by the Symantec board of directors in connection with the evaluation of the merger and the complexity of these matters, the board did not consider it practical to quantify, rank or otherwise assign relative weights to the foregoing factors, and it did not attempt to do so. Rather, the board made its recommendation based on the totality of the information presented to it, and the investigation conducted by it. The Symantec board of directors considered all these factors and determined that these factors, as a whole, supported the conclusions and recommendations described above.

Other Factors Considered by the VERITAS Board

      In addition to considering the strategic factors outlined above, the VERITAS board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the VERITAS stockholders adopt the merger agreement, all of which it viewed as generally supporting its decision to approve the business combination with Symantec:

•	historical and current information concerning VERITAS’ and Symantec’s respective businesses, financial performance and condition, operations, management, competitive positions and prospects;

•	the results of the due diligence review of Symantec’s businesses and operations;

•	the board’s and management’s assessment that the merger and Symantec’s operating strategy are consistent with VERITAS’ long-term operating strategy to seek to profitably grow its business by expanding its geographic scope, platform coverage and product offerings and VERITAS’ heterogeneous approach and utility computing initiatives;

•	the competitive and market environments in which VERITAS and Symantec operate;

•	the opinion of VERITAS’ financial advisor that, as of December 15, 2004 and based on and subject to the matters set forth in the opinion, the exchange ratio is fair, from a financial point of view, to holders of VERITAS common stock and the related financial analyses;

•	the terms and conditions of the merger agreement, including:

•	the fact that the merger agreement is not subject to termination solely as a result of any change in the trading prices of either VERITAS’ or Symantec’s stock between signing of the merger agreement and closing;

•	the limited number and nature of the conditions to Symantec’s obligation to close the merger and the limited risk of non-satisfaction of such conditions;

•	the conclusion of VERITAS’ board of directors that the $440 million termination fee, and the circumstances when such fee may be payable, were reasonable in light of the benefits of the merger and commercial practice;

•	the provisions designed to restrict the ability of the parties to entertain third party acquisition proposals, and the provisions providing for the payment of termination fees under certain circumstances; and

•	the reciprocal requirement that the merger agreement be submitted to a vote of the respective stockholders of VERITAS and Symantec;

•	the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that the VERITAS stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the determination that an exchange ratio that is fixed and not subject to adjustment is appropriate to reflect the strategic purpose of the merger and consistent with market practice for a merger of this type and that a fixed exchange ratio fairly captures the respective ownership interests of the VERITAS and Symantec stockholders in the combined company based on valuations of VERITAS and Symantec at the time of the board’s approval of the merger agreement and avoids fluctuations caused by near-term market volatility; and

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory antitrust approvals without unacceptable conditions.

      VERITAS’ board of directors also considered the potential risks of the merger and potential conflicts of interest, including the following:

•	the challenges and costs of combining the operations of two major software companies and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	that a significant portion of Symantec’s revenues is derived from consumer products, and the likelihood that Symantec will face increasing competition in that area as well as in the enterprise market;

•	the potential loss of one or more large customers of either company as a result of any such customer’s unwillingness to do business with the combined company or response to potential service disruptions as a result of the integration process;

•	the potential disruption to partner and/or channel relationships important to either company as a result of the merger;

•	the possibility that the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies operate;

•	the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the price volatility of Symantec’s common stock which may reduce the market price of the Symantec common stock that VERITAS stockholders will receive upon the closing of the merger;

•	the potential conflicts of interest of VERITAS directors and officers in connection with the merger;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts; and

•	the risk that anticipated product synergies and cost savings will not be realized.

      In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the VERITAS board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the VERITAS board of directors may have given different weight to different factors. The VERITAS board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, VERITAS’ management and VERITAS’ legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Financial Advisor to the Board of Directors of Symantec

      On November 16, 2004, Symantec formally engaged Lehman Brothers on an exclusive basis to render financial advisory services to Symantec in connection with a potential merger with VERITAS. On December 15, 2004, Lehman Brothers rendered its oral opinion to the Symantec board of directors, subsequently confirmed in writing on the same day, that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be paid by Symantec in the merger was fair to Symantec.

      The full text of Lehman Brothers’ written opinion, dated December 15, 2004, is attached as Annex B to this joint proxy statement/ prospectus. Stockholders of Symantec and VERITAS are encouraged to read Lehman Brothers’ opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of Lehman Brothers’ opinion.

      Lehman Brothers’ advisory services and opinion were provided for the use and benefit of the Symantec board of directors in connection with its consideration of the merger. Lehman Brothers’ opinion was not intended to be and did not constitute a recommendation to any stockholder of Symantec or VERITAS as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion did not in any manner address, Symantec’s underlying business decision to proceed with or effect the merger.

      In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the merger;

•	publicly available information concerning Symantec and VERITAS that Lehman Brothers believed to be relevant to its analysis, including the Annual Report on Form 10-K for the fiscal year ended April 2, 2004 and the Quarterly Report on Form 10-Q for the quarter ended October 1, 2004 for Symantec and the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and the Current Reports on Form 8-K filed on June 14, 2004 and March 15, 2004 for VERITAS;

•	financial and operating information with respect to the business, operations and prospects of Symantec and of VERITAS furnished to Lehman Brothers by Symantec and VERITAS, respectively, including financial projections of the future financial performance of the companies prepared by each respective management team;

•	a comparison of the trading histories, from December 17, 2001 through December 15, 2004, of Symantec’s common stock and VERITAS’ common stock with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results, present financial condition and future financial performance of Symantec and of VERITAS with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

•	the pro forma contribution of revenue, gross profit, operating income and net income that each company would contribute to the combined company following the closing of the merger;

•	the pro forma impact of the merger, with and without purchase accounting adjustments and with and without cost savings and operating synergies expected by the management of Symantec to result from a combination of the businesses of Symantec and VERITAS, which we refer to as the transaction synergies; and

•	published estimates of third party research analysts with respect to the future financial performance of Symantec and of VERITAS.

      In addition, Lehman Brothers had discussions with the managements of Symantec and of VERITAS concerning their respective businesses, operations, assets, financial conditions and prospects and with the auditors of VERITAS regarding the historical financial statements of VERITAS, and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

      In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Symantec and of VERITAS that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Symantec prepared by the management of Symantec, upon advice of Symantec, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Symantec as to the future financial performance of Symantec and that Symantec would perform substantially in accordance with such projections. With respect to the financial projections of VERITAS prepared by the management of VERITAS, upon advice of Symantec, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of VERITAS as to the future financial performance of VERITAS and that VERITAS would perform substantially in accordance with such projections.

      Lehman Brothers discussed published estimates of third party research analysts with the managements of Symantec and of VERITAS, and the management of Symantec agreed with the appropriateness of, and consented to Lehman Brothers’ reliance upon, such published estimates, as well as the use of the projections prepared by the respective managements of Symantec and of VERITAS, in arriving at its opinion. Upon the advice of Symantec, Lehman Brothers assumed that the amount and timing of the transaction synergies were reasonable and that the transaction synergies would be realized substantially in accordance with such estimates.

      In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of either Symantec or VERITAS and did not make or obtain any evaluations or appraisals of the assets or liabilities of either Symantec or VERITAS. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

      In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Symantec or to VERITAS, but rather made its determination as to the fairness, from a financial point of view, to Symantec of the exchange ratio to be paid by Symantec in the merger on the basis of these financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Symantec and VERITAS. None of Symantec, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      The following is a summary of the material financial analyses used by Lehman Brothers in connection with the delivery of its opinion to the Symantec board of directors. The financial analyses summarized below were based upon market prices as of December 10, 2004. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers opinion.

Stock Trading History

      Lehman Brothers considered historical data with regard to the trading prices of VERITAS common stock for the period from December 12, 2001 through December 10, 2004. This analysis indicated a range of equity values per share for VERITAS of $16.55 to $40.13 for the 52-week period ending December 10, 2004. Lehman Brothers noted that, during the period from December 12, 2001 through December 10, 2004, the share price of Symantec common stock increased 277.0%, versus the share price of VERITAS common stock, which decreased 43.7%.

Historical Exchange Ratio Analysis

      Lehman Brothers compared the historical prices of VERITAS common stock and Symantec common stock for various periods during the two-year period prior to December 10, 2004 in order to determine various implied exchange ratios that existed for those periods. Based on these implied exchange ratios, Lehman Brothers analyzed the implied VERITAS equity ownership levels for those periods.

      The analysis indicated the following implied exchange ratios and implied VERITAS equity ownership:

	Implied	Implied
	Exchange	VERITAS Equity
	Ratio	Ownership

Current	0.7945x	31.43%
7 Day Average	0.7721x	30.79%
20 Day Average	0.7338x	29.67%
30 Day Average	0.7334x	29.66%
45 Day Average	0.7328x	29.65%
60 Day Average	0.7341x	29.68%
90 Day Average	0.7176x	29.19%
180 Day Average	0.8168x	32.06%
270 Day Average	0.9282x	35.04%
Second-Half 2004 Average	0.7564x	30.34%
First-Half 2004 Average	1.4170x	45.80%
52-Week High	2.2902x	58.33%
52-Week Low	0.6199x	26.14%
1 Year Average	1.1499x	40.50%
18 Month Average	1.5566x	48.28%
Two Year Average	1.6208x	49.35%

Contribution Analysis

      Lehman Brothers analyzed the respective contributions of Symantec and VERITAS to revenues, gross profit, operating income and cash net income of the combined company for Symantec’s fiscal year ended March 31, 2004 and Symantec’s projected fiscal years 2005 through 2006. This analysis was based upon the actual results for Symantec and VERITAS for fiscal year 2004 as represented in each company’s respective public filings applicable to such period, and publicly available research estimates and Institutional Brokerage Estimate System, or IBES, estimates for fiscal years 2005 and 2006. Lehman

Brothers then adjusted the percentage contributions of revenues, gross profit and operating income for each company for the impact of their net debt (which is defined as the sum of short term debt, long term debt, capitalized leases and accrued restructuring charges less cash and cash equivalents) to yield an implied equity ownership for VERITAS. No adjustment was made for the companies’ respective contributions of cash net income to the combined company.

      This analysis indicated the following implied equity ownership of Symantec and VERITAS:

	Implied Equity
	Ownership

	Symantec	VERITAS

Revenues:
FY2004A	51.37%	48.63%
FY2005E	55.87%	44.13%
FY2006E	57.12%	42.88%
Gross Profit:
FY2004A	51.47%	48.53%
FY2005E	55.80%	44.20%
FY2006E	57.13%	42.87%
Operating Income:
FY2004A	53.28%	46.72%
FY2005E	60.65%	39.35%
FY2006E	61.60%	38.40%
Cash Net Income:
FY2004A	53.19%	46.81%
FY2005E	60.51%	39.49%
FY2006E	61.52%	38.48%

Average	56.63%	43.37%

      Lehman Brothers noted that the 39.75% equity ownership implied by the exchange ratio as of December 10, 2004 for VERITAS shareholders fell below the 43.37% average indicated by the contribution analysis.

      Lehman Brothers also analyzed the respective contributions of Symantec and VERITAS to projected fiscal year 2006 revenues, gross profit, operating income and cash net income of the combined company based on projections provided by the managements of Symantec and VERITAS. Based on this analysis, Lehman Brothers calculated a range of implied equity ownership for VERITAS shareholders of 36.92% to 41.97%. Lehman Brothers noted that the 39.75% equity ownership implied by the exchange ratio as of December 10, 2004 for VERITAS shareholders fell within this range.

Comparable Company Analysis

      In order to assess how the public market values shares of publicly traded companies with similar operating characteristics as VERITAS, Lehman Brothers reviewed and compared specific financial and operating data relating to VERITAS with selected companies that Lehman Brothers deemed comparable to VERITAS. Lehman Brothers included in its review of companies the following software companies:

•	Adobe Systems Incorporated;

•	Autodesk, Inc.;

•	Check Point Software Technologies Ltd.;

•	Citrix Systems, Inc.;

•	Computer Associates International, Inc.;

•	Electronic Arts Inc.;

•	Mercury Interactive Corporation;

•	Microsoft Corporation;

•	Oracle Corporation;

•	SAP Corporation;

•	Symantec Corporation; and

•	Tibco Software Inc.

      In addition, Lehman Brothers included in its review of comparable companies the following storage companies:

•	EMC Corporation; and

•	Network Appliance, Inc.

      Using publicly available information and IBES estimates available as of December 10, 2004, Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value, which Lehman Brothers defined as equity market value plus net debt, to 2004 and 2005 calendar year expected revenues, as well as the multiples of each company’s stock price to 2004 and 2005 calendar year expected earnings per share, or EPS.

      The analysis indicated the following multiples:

Comparable Companies

	Software Companies				Storage Companies

					EMC	Network
	High	Mean	Median	Low	Corporation	Appliance, Inc.	Symantec	VERITAS

Enterprise Value as a Multiple of:
CY2004E Revenues	9.2x	6.4x	5.8x	4.7x	3.5x	8.4x	8.8x	4.6x
CY2005E Revenues	8.2x	5.7x	5.2x	4.4x	3.0x	6.3x	7.4x	4.2x
Stock Price as a Multiple of:
CY2004E EPS	46.5x	33.7x	33.4x	21.5x	40.5x	60.8x	40.7x	27.4x
CY2005E EPS	33.6x	28.1x	29.8x	20.5x	29.2x	45.9x	33.4x	24.4x

      Due to the inherent differences between the business, operations and prospects of VERITAS and the businesses, operations and prospects of each of the companies included in the comparable company analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of VERITAS and the companies included in the comparable company analysis that would affect the public trading values of each. Accordingly, using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share for VERITAS of $31.95 to $41.04, which included an illustrative 25% equity control premium, defined as the likely premium needed to achieve 100% equity ownership of a given company in an acquisition.

      Lehman Brothers noted that, based upon the exchange ratio as of December 10, 2004, the implied price per share of VERITAS common stock of $35.35 fell within this range.

Precedent Transaction Analysis

      Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in 17 acquisitions of software companies which occurred after January 1, 2001, involved publicly traded companies and involved transaction values greater than $400 million. Lehman Brothers included the following transactions:

•	November 1, 2004 — Proposed acquisition of PeopleSoft, Inc. by Oracle Corporation;

•	October 6, 2004 — Acquisition of Netegrity, Inc. by Computer Associates International, Inc.;

•	February 9, 2004 — Acquisition of Netscreen Technologies, Inc. by Juniper Networks, Inc.;

•	October 14, 2003 — Acquisition of Documentum, Inc. by EMC Corporation;

•	July 8, 2003 — Acquisition of Legato Systems, Inc. by EMC Corporation;

•	June 6, 2003 — Proposed acquisition of PeopleSoft, Inc. by Oracle Corporation;

•	June 2, 2003 — Acquisition of J.D. Edwards & Company by PeopleSoft, Inc.;

•	December 19, 2002 — Acquisition of Precise Software Solutions Ltd. by VERITAS Software Corporation;

•	December 6, 2002 — Acquisition of Rational Software Corporation by International Business Machines Corporation;

•	November 13, 2002 — Acquisition of InterTrust Technologies Corporation by Fidelio Acquisition Company, LLC;

•	May 7, 2002 — Acquisition of Navision A/ S by Microsoft Corporation;

•	April 29, 2002 — Acquisition of HNC Software Inc. by Fair, Isaac and Company, Incorporated;

•	February 21, 2002 — Acquisition of OTG Software, Inc. by Legato Systems, Inc.;

•	September 24, 2001 — Acquisition of Illuminet Holdings, Inc. by VeriSign, Inc.;

•	June 11, 2001 — Acquisition of Remedy Corporation by Peregrine Systems, Inc.;

•	April 24, 2001 — Acquisition of Informix Corporation by International Business Machines Corporation; and

•	January 17, 2001 — Acquisition of Webtrends Corporation by NetIQ Corporation.

      Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value implied by the terms of the transaction, or transaction value, to last twelve months revenues and expected forward twelve months revenues. In addition, Lehman Brothers calculated and analyzed the multiples of each company’s purchase price per share, or equity value, to last twelve months cash EPS and expected forward twelve months cash EPS. In addition, Lehman Brothers calculated and analyzed the multiples of each company’s transaction value, adjusted to reflect the performance of the Nasdaq National Market from the date of the announcement of such transaction to December 10, 2004, to last twelve months revenue and expected forward twelve months revenues.

      The analysis indicated the following multiples:

	Transaction Multiples				Nasdaq Adjusted Multiples

	High	Mean	Median	Low	High	Mean	Median	Low

Transaction Value as a Multiple of:
Last Twelve Months Revenues	15.5x	5.2x	4.1x	1.3x	14.3x	6.1x	5.2x	1.4x
Forward Twelve Months Revenues	9.3x	4.2x	3.8x	1.2x	12.8x	5.2x	4.7x	1.2x
Purchase Price Per Share as a Multiple of:
Last Twelve Months Cash EPS	71.7x	49.5x	50.7x	27.7x	—	—	—	—
Forward Twelve Months Cash EPS	79.5x	49.2x	46.5x	20.2x	—	—	—	—

      Because the reasons for and the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the business, operations, financial condition and prospects of VERITAS, and the businesses, operations, financial conditions and prospects of the companies included in the precedent transaction analysis, Lehman Brothers believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of the merger. Lehman Brothers believed that the appropriate use of a precedent transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the acquisition values of the acquired companies and VERITAS. Accordingly, Lehman Brothers selected certain multiples that it believed reflected the theoretical transaction multiples for VERITAS. Based on those multiples, and using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share. This analysis indicated a range of equity values per share for VERITAS of $23.51 to $42.07.

      Lehman Brothers noted that, based upon the exchange ratio as of December 10, 2004, the implied price per share of VERITAS common stock of $35.35 fell within this range.

Discounted Cash Flow Analysis

      Lehman Brothers performed a discounted cash flow analysis on the projected financial information of VERITAS based upon the projections provided by VERITAS for calendar year 2005 and estimates for calendar years 2006 through 2009 based on publicly available research estimates for the overall storage industry, discussions with VERITAS management and an analysis of the operating performance of similarly sized software companies, excluding any synergies that could result from a combination of the businesses of Symantec and VERITAS. Lehman Brothers discounted to present (December 31, 2004) value the projected stream of unlevered net income, defined as earnings before interest and after taxes, for the calendar years 2005 through 2009 as adjusted for certain projected non-cash items (such as depreciation and amortization), projected capital expenditures and projected working capital adjustments. To estimate the residual value of VERITAS at the end of the forecast period, or terminal value, Lehman Brothers applied a range of unlevered net income exit multiples of 24.0x to 28.0x to projected 2009 unlevered net income. Lehman Brothers also applied a range of discount rates of 12.0% to 16.0%. Based on these discount rates and terminal values, this analysis indicated a range of equity values per share for VERITAS of $32.07 to $39.91.

      Lehman Brothers noted that, based upon the exchange ratio as of December 10, 2004, the implied price per share of VERITAS common stock of $35.35 fell within this range.

Premiums Paid Analysis

      Lehman Brothers reviewed the premiums paid for 28 selected transactions in the software industry valued at over $1 billion which have occurred since January 1, 1995, including certain of the precedent transactions included in the precedent transaction analysis. For each transaction, Lehman Brothers calculated the premiums paid by the acquiring company by comparing the announced exchange ratio in the transaction to the historical exchange ratio implied by the relative trading performance of both the acquiring company’s stock and the target company’s stock during selected periods leading up to the announcement of the transaction.

      This analysis indicated the following premiums paid:

		One-Week	Four-Week
	One Day	Average	Average

Exchange Ratio Premiums Paid:
High	196.2%	155.5%	171.2%
Mean	47.8%	43.3%	48.3%
Median	36.6%	33.3%	39.4%
Low	9.5%	1.2%	(1.8)%
VERITAS at Exchange Ratio as of December 10, 2004	41.4%	45.4%	53.1%

      Lehman Brothers noted that the premium for the exchange ratio as of December 10, 2004 was within the range indicated by the mean and median of the one-day premium and above the ranges indicated by the mean and median of the one-week average and four-week average premiums.

Pro Forma Analysis

      Lehman Brothers analyzed the pro forma effect of the merger on the pro forma cash EPS of Symantec. For the purposes of this analysis, Lehman Brothers utilized publicly available research estimates and IBES estimates of fiscal year 2006 EPS for Symantec and VERITAS, projections provided by Symantec and VERITAS and various levels of transaction synergies, based upon the guidance of Symantec management. This cash EPS analysis excluded the effects of purchase accounting adjustments, including the write-down of VERITAS’ deferred revenue, amortization of identifiable intangibles and amortization of deferred compensation. This analysis indicated that the merger would be dilutive to Symantec’s pro forma cash EPS assuming no pre-tax synergies, but accretive to Symantec’s pro forma cash EPS assuming certain levels of pre-tax synergies which the management of Symantec deemed likely to occur.

      The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the transaction synergies and, therefore, actual results may be substantially different.

      For illustrative purposes, Lehman Brothers also considered the effects of certain GAAP purchase accounting adjustments, including the estimated write-down of VERITAS’ deferred revenue balance, the amortization of identifiable intangibles and the amortization of deferred compensation. This analysis indicated that the proposed transaction would be dilutive to Symantec’s projected fiscal year 2006 EPS.

Miscellaneous

      Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Symantec board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Symantec and the software industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the merger.

      Lehman Brothers has acted as financial advisor to Symantec in connection with the merger and will receive customary fees for its services, a substantial portion of which are contingent upon the closing of the merger. In addition, Symantec has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of its opinion.

      Lehman Brothers has performed various investment banking services for Symantec and VERITAS in the past and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in the securities of Symantec or VERITAS for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Financial Advisor to the Board of Directors of VERITAS

      Goldman Sachs delivered its opinion to VERITAS’ board of directors, to the effect that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the 1.1242 exchange ratio under the merger agreement was fair from a financial point of view to the holders of outstanding shares of VERITAS common stock.

      The full text of the written opinion of Goldman Sachs, dated December 15, 2004, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/ prospectus. Goldman Sachs provided its opinion for the information and assistance of VERITAS’ board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of VERITAS securities should vote with respect to the merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of VERITAS for the five fiscal years ended December 31, 2003;

•	annual reports to stockholders and Annual Reports on Form 10-K of Symantec for the five fiscal years ended April 2, 2004;

•	interim reports to stockholders and Quarterly Reports on Form 10-Q of VERITAS and Symantec;

•	other communications from VERITAS and Symantec to their respective stockholders;

•	internal financial analyses and forecasts for VERITAS prepared by its management, which are referred to in this discussion as the VERITAS Forecasts;

•	internal financial analyses and forecasts for Symantec prepared by its management, which are referred to in this discussion as the Symantec Forecasts; and

•	cost savings and operating synergies projected by the managements of VERITAS and Symantec to result from the merger, which are referred to in this discussion as the Synergies.

      Goldman Sachs also held discussions with members of the senior managements of VERITAS and Symantec regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies.

      In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the shares of VERITAS common stock and shares of Symantec common stock;

•	compared financial and stock market information for VERITAS and Symantec with similar information for other companies the securities of which are publicly traded;

•	reviewed the financial terms of recent business combinations in the software industry specifically and in other industries generally; and

•	performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with the consent of VERITAS’ board of directors that the VERITAS Forecasts, Symantec Forecasts and Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of VERITAS and Symantec, as applicable.

      Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the closing of the merger will be obtained without any adverse effect on VERITAS or Symantec or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of VERITAS or Symantec or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs’ opinion did not address the underlying business decision of VERITAS to engage in the merger nor did Goldman Sachs express any opinion as to the prices at which the shares of VERITAS common stock or Symantec common stock will trade at any time.

      The following is a summary of the material financial analyses presented by Goldman Sachs to VERITAS’ board of directors in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 15, 2004, and is not necessarily indicative of current market conditions.

Historical Exchange Ratio Analysis

      Goldman Sachs calculated that the $30.78 implied transaction price, which is based upon the $27.38 closing price of Symantec common stock as of December  15, 2004 and the 1.1242 exchange ratio, represented a premium of 9.5% over the $28.11 closing price of VERITAS common stock on December 15, 2004. The closing prices of VERITAS and Symantec common stock on December 13, 2004, the trading day prior to public reports of a possible transaction between VERITAS and Symantec, were $25.19 and $32.86, respectively.

      Goldman Sachs calculated the average exchange ratios implied by the closing prices of VERITAS and Symantec common stock on December 15, 2004 and over the 10-day, 30-day and 90-day trading periods ending December 15, 2004. Goldman Sachs calculated the implied exchange ratios by dividing the closing prices per share of VERITAS common stock for the relevant time period by the closing prices per share of Symantec common stock for the same period. In connection with its historical exchange ratio analysis, Goldman Sachs also calculated the extent to which the exchange ratio in the merger of 1.1242 shares of Symantec common stock for each share of VERITAS common stock exceeded or was less than, on a percentage basis, each of the implied exchange ratios derived from the historical trading prices. The results of these analyses are presented in the table below.

	Implied	Premium to Implied
Historical Period	Exchange Ratio	Exchange Ratio

December 15, 2004	1.0266	9.5%
10-Days Ending December 15, 2004	0.8107	38.7%
30-Days Ending December 15, 2004	0.7512	49.7%
90-Days Ending December 15, 2004	0.7283	54.4%

Comparison of Selected Software Companies

      Goldman Sachs reviewed and compared certain financial information, public market valuation multiples and ratios for VERITAS and Symantec to corresponding financial information, public market valuation multiples and ratios for the following companies:

Security Software Companies	Infrastructure Software Companies

• Check Point Software Technologies Limited	• BEA Systems, Inc.
• Internet Security Systems, Inc.	• BMC Software, Inc.
• McAfee, Inc.	• Computer Associates International, Inc.
• NetIQ Corporation	• EMC Corporation
• RSA Security Inc.	• Mercury Interactive Corporation
• Trend Micro Incorporated	• TIBCO Software Inc.
• VeriSign, Inc.

      Although none of the selected companies described above is directly comparable to VERITAS or Symantec, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of VERITAS or Symantec.

      Goldman Sachs also calculated and compared various financial multiples and ratios based on historical financial data as of December 15, 2004, information it obtained from SEC filings and Institutional Brokerage Estimate System, or IBES, estimates. The multiples and ratios were calculated by using closing stock prices as of December 15, 2004, IBES median estimates and the most recently publicly available information for VERITAS, Symantec and the selected companies.

      Goldman Sachs calculated and compared the following results for VERITAS, Symantec and the selected companies:

•	closing stock price on December 15, 2004 expressed as a percentage of its 52-week high closing stock price;

•	enterprise value, which is the fully diluted equity value plus the total indebtedness less cash, as a multiple of estimated revenue and EBITDA (earnings before interest and income taxes plus depreciation and amortization) for the 2005 and 2006 calendar years;

•	the closing stock price as a multiple of estimated EPS (earnings per share) for the 2005 and 2006 calendar years, referred to as the 2005 and 2006 P/ E multiple, respectively;

•	the forecasted 5-Year EPS compound annual growth rate (CAGR) of earnings per share, expressed as a percentage; and

•	the 2005 P/ E multiple as a ratio to the forecasted 5-Year EPS CAGR.

      The results of these analyses are summarized as follows:

					Selected Security Software								Selected Infrastructure
					Companies								Software Companies

	Symantec		VERITAS		High		Mean		Median		Low		High		Mean		Median		Low

December 15, 2004 closing stock price as a percentage of the 52-week high stock price	81.8%		70.0%		100.0%		93.9%		95.0%		87.7%		100.0%		88.5%		91.0%		66.3%
Enterprise Value as a Multiple of Estimated 2005 Revenues	6.3	x	4.8	x	11.7	x	6.0	x	5.8	x	1.6	x	5.8	x	3.9	x	4.0	x	2.1	x
Enterprise Value as a Multiple of Estimated 2006 Revenues	5.5	x	4.4	x	13.2	x	5.7	x	5.0	x	1.5	x	5.0	x	3.5	x	3.5	x	2.0	x
Enterprise Value as a Multiple of Estimated 2005 EBITDA	17.3	x	14.2	x	20.7	x	17.3	x	19.3	x	10.5	x	23.2	x	14.7	x	13.6	x	7.8	x
Enterprise Value as a Multiple of Estimated 2006 EBITDA	14.2	x	14.8	x	19.0	x	15.2	x	16.0	x	9.9	x	19.2	x	11.8	x	11.2	x	7.2	x
2005 P/E Multiple	28.7	x	27.4	x	75.8	x	38.6	x	31.2	x	22.4	x	34.0	x	29.6	x	31.6	x	22.9	x
2006 P/E Multiple	24.9	x	24.0	x	41.9	x	29.7	x	26.4	x	20.3	x	28.7	x	23.8	x	23.8	x	19.0	x
5-Year EPS CAGR	17.5%		13.0%		20.0%		15.4%		16.0%		10.0%		21.5%		16.5%		17.5%		10.0%
2005 P/E Multiple as a Multiple of 5-Year EPS CAGR	1.6	x	2.1	x	7.6	x	2.8	x	1.9	x	1.6	x	2.3	x	1.9	x	1.9	x	1.5	x

Contribution Analysis

      Goldman Sachs performed a contribution analysis in which it analyzed and compared relative implied contributions of VERITAS and Symantec on a percentage basis based upon estimated revenues, operating income and cash net income of the combined company as adjusted for the net debt (net debt is defined as total indebtedness less cash) positions of VERITAS and Symantec. The relative implied contributions to the combined company, as adjusted for net debt, are referred to as implied equity contributions. The contribution analysis that Goldman Sachs performed, however, does not reflect any synergies, purchase accounting adjustments or merger-related costs resulting from the completion of the merger.

Management Estimates

      For purposes of the foregoing calculations, Goldman Sachs reviewed the fully diluted equity market capitalization of VERITAS and Symantec, respectively, on December 15, 2004 and the VERITAS Forecasts and Symantec Forecasts. Goldman Sachs used net debt information for VERITAS and Symantec based on their latest publicly available filings prior to December 15, 2004 for calculating VERITAS’ and Symantec’s implied equity contributions. The results of the Goldman Sachs calculations are as follows:

		Implied % of Combined
		Equity Contributions

		Symantec	VERITAS

Revenues	2004E	55.4%	44.6%
	2005E	57.6%	42.4%
Operating Income	2004E	59.3%	40.7%
	2005E	62.7%	37.3%
Cash Net Income	2004E	58.8%	41.2%
	2005E	62.8%	37.2%

IBES Estimates

      Goldman Sachs also calculated the implied equity contributions of VERITAS and Symantec utilizing the fully diluted equity market capitalization of VERITAS and Symantec, respectively, on December 15,

2004, and the IBES median estimates of VERITAS’ and Symantec’s revenues, operating income and cash net income for 2004 and 2005, as available on December 15, 2004. Goldman Sachs used net debt information for VERITAS and Symantec based on their latest publicly available filings prior to December 15, 2004 for calculating VERITAS’ and Symantec’s implied equity contributions. The results of the Goldman Sachs calculations are as follows:

		Implied % of Combined
		Equity Contributions

		Symantec	VERITAS

Revenue	2004E	55.2%	44.8%
	2005E	57.0%	43.0%
Operating Income	2004E	58.9%	41.1%
	2005E	61.1%	38.9%
Cash Net Income	2004E	58.6%	41.4%
	2005E	61.0%	39.0%

Implied EPS Contribution

      Goldman Sachs calculated VERITAS’ implied contribution to the hypothetical EPS of the combined company for the 2005 calendar year, using a range of EPS estimates from $0.92 to $1.09 for VERITAS and a range of EPS estimates from $0.84 to $1.01 for Symantec, in each case based upon the ranges of IBES estimates of EPS for the 2005 calendar year as of December 15, 2004. This calculation resulted in a range of VERITAS’ implied equity contribution to the 2005 calendar year EPS of the combined company of 35.2% to 43.6%.

      Based upon the 1.1242 exchange ratio and the number of shares and options of VERITAS and Symantec outstanding as of December 15, 2004, stockholders of VERITAS and Symantec will own approximately 39.75% and 60.25%, respectively, of the combined company on a treasury method basis.

Pro Forma Transaction Analysis

      Goldman Sachs analyzed the potential pro forma impact of the merger on cash EPS, based upon the VERITAS Forecasts and Symantec Forecasts, as well as IBES median estimates as of December 15, 2004, from the point of view of the holders of VERITAS common stock. Cash EPS is defined as net earnings from continuing operations excluding such items as in-process research and development expenses, amortization of purchased intangibles and deferred stock compensation, purchase accounting adjustments to deferred revenue, and any other non-cash or other charges unrelated to ongoing operations. Based on the closing stock prices of VERITAS common stock and Symantec common stock as of December 15, 2004, the 1.1242 exchange ratio, and the number of shares and options of VERITAS and Symantec outstanding as of December 15, 2004, this analysis indicated that the merger would be dilutive in the 2004 calendar year and accretive in the 2005 calendar year to holders of VERITAS common stock. Goldman Sachs also calculated the impact that the Synergies would have on this analysis in the 2005 calendar year. This calculation indicated that the merger would be substantially accretive from the point of view of the holders of VERITAS common stock to cash EPS when the Synergies are taken into consideration.

Selected Historical Transaction Analysis

      Goldman Sachs analyzed certain publicly available information for the following announced transactions involving companies in the software industry (Acquirer/ Target — Announcement Date):

•	Computer Associates International, Inc./ Netegrity Inc. — October 6, 2004

•	Cognos, Inc./ Frango AB — August 24, 2004

•	Tektronix, Inc./ Inet Technologies, Inc. — June 29, 2004

•	BMC Software, Inc./ Marimba, Inc. — April 29, 2004

•	Ariba, Inc./ FreeMarkets, Inc. — January 23, 2004

•	SafeNet, Inc./ Rainbow Technologies, Inc. — October 22, 2003

•	EMC Corporation/ Documentum, Inc. — October 14, 2003

•	Interwoven, Inc./iManage, Inc. — August 6, 2003

•	Ascential Software Corporation/ Mercator Software, Inc. — August 4, 2003

•	Hyperion Solutions Corporation/ Brio Software, Inc. — July 23, 2003

•	EMC Corporation/ Legato Systems, Inc. — July 8, 2003

•	Oracle Corporation/ PeopleSoft, Inc. — June 18, 2003

•	PeopleSoft, Inc./ JD Edwards & Company, LLC — June 16, 2003

•	Yahoo!, Inc./ Inktomi Corporation — December 23, 2002

•	VERITAS Software Corporation/ Precise Software Solutions, Ltd. — December 19, 2002

•	International Business Machines Corporation/ Rational Software Corporation — December 6, 2002

•	SkillSoft PLC/ SmartForce PLC — June 10, 2002

•	Microsoft Corporation/ Navision a/s — May 7, 2002

•	Fair Isaac Corporation/ HNC Software Inc. — April 29, 2002

•	Cadence Design Systems, Inc./ Simplex Solutions, Inc. — April 24, 2002

•	Legato Systems, Inc./ OTG Software, Inc. — February 21, 2002

•	SmartForce PLC/ Centra Software, Inc. — January 16, 2002

•	Synopsys, Inc./ Avant! Corporation — December 3, 2001

•	Misys PLC/ Sunquest Information Systems, Inc. — June 25, 2001

•	Peregrine Systems, Inc./ Remedy Corporation — June 11, 2001

•	Electronic Data Systems Corporation/ Structural Dynamics Research Corporation — May 23, 2001

•	Sybase, Inc./ New Era of Networks, Inc. — February 20, 2001

•	Ariba, Inc./ Agile Software Corporation — January 29, 2001

•	NetIQ Corporation/ WebTrends Corporation — January 17, 2001

•	Macromedia, Inc./ Allaire Corporation — January 16, 2001

•	Microsoft Corporation/ Great Plains Software, Inc. — December 21, 2000

      For purposes of this analysis, the aggregate consideration for each target was calculated by multiplying the announced per share transaction price by the number of that company’s fully diluted outstanding shares as disclosed in the company’s most recent filings prior to the announcement of the applicable transaction and adding to that result the company’s net debt as disclosed in the company’s most recent filings prior to the announcement of the applicable transaction. The results of Goldman Sachs’ calculations and comparisons are summarized as follows:

	Range		Mean		Median

Premium over Target Stock Price Prior to Announcement
Day prior	9.5% - 91.5%		36.6%		29.3%
5-Day Average	2.1% - 93.1%		38.6%		30.2%
10-Day Average	(9.8)% - 108.3%		39.8%		33.2%
20-Day Average	(7.9)% - 120.8%		42.8%		34.8%
Aggregate Consideration as a Multiple of:
Revenues for the latest twelve months	1.0x - 45.9	x	5.1	x	3.3	x
Revenues for the next twelve months	1.0x - 25.7	x	3.8	x	2.5	x
Equity Consideration as a Multiple of:
Cash earnings for the next twelve months	9.4x - 85.8	x	45.2	x	42.3	x

      As described under “— Historical Exchange Ratio Analysis,” Goldman Sachs calculated that the $30.78 implied transaction price, which is based on the closing price of Symantec common stock on December 15, 2004 and the 1.1242 exchange ratio, represented a premium of 9.5% over the closing price of VERITAS common stock on December 15, 2004. Goldman Sachs also calculated the implied aggregate transaction price, based on the $30.78 implied transaction price and the number of VERITAS’ fully diluted outstanding shares and net debt position as disclosed in VERITAS’ most recent filing on or prior to December 15, 2004. Using the VERITAS Forecasts, the implied aggregate transaction price as a multiple of the estimated revenues of VERITAS for 2004 and 2005 was 5.9x and 5.3x, respectively. Using IBES median estimates, the implied aggregate transaction price as a multiple of the estimated revenues of VERITAS for 2004 and 2005 was 5.9x and 5.4x, respectively. Goldman Sachs also calculated that the implied transaction price as a multiple of estimated cash earnings per share for 2005 was 31.4x using VERITAS Forecasts and 30.1x using IBES median estimates.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to VERITAS or Symantec or the merger.

      Goldman Sachs prepared these analyses for purposes of providing its opinion to VERITAS’ board of directors as to the fairness from a financial point of view to the holders of the outstanding shares of VERITAS common stock of the 1.1242 exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of VERITAS, Symantec, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs’ opinion to VERITAS’ board of directors was one of many factors taken into consideration by VERITAS’ board of directors in making its determination to approve the merger agreement.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to VERITAS in connection with, and participated in certain of the negotiations leading to, the merger. In addition, Goldman Sachs has provided investment banking services to VERITAS from time to time, including having acted as sole book manager on its $520 million convertible debt offering in July 2003 and having acted as manager for its share repurchase program in September 2004. Goldman Sachs has provided investment banking services to Symantec from time to time, including having acted as a manager for its share repurchase program in March 2004. Goldman Sachs also may provide investment banking services to VERITAS and Symantec in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide these services to VERITAS, Symantec and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of VERITAS and Symantec for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      VERITAS selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated December 2, 2004, VERITAS engaged Goldman Sachs to act as its financial advisor in connection with a possible sale of all or a portion of VERITAS to Symantec. Pursuant to the terms of this letter agreement, Goldman Sachs will receive a transaction fee of 0.195% of the aggregate consideration in connection with the merger, which fee calculated as of the date of this joint proxy statement/ prospectus is approximately $           million and is contingent upon completion of the merger. VERITAS has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including various liabilities under the federal securities laws.

Interests of Certain VERITAS Persons in the Merger

      In considering the recommendation of the VERITAS board of directors regarding the merger agreement, VERITAS stockholders should be aware that some of VERITAS’ directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as VERITAS stockholders. These interests may create an appearance of a conflict of interest. The VERITAS board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the merger and in making its decision to recommend to the VERITAS stockholders that they vote to adopt the merger agreement. For example, in March 2004, VERITAS entered into change of control agreements with its executive officers. For more information, see “Information Regarding VERITAS Directors and Certain Executive Officers — VERITAS Employment Agreements” beginning on page 186. In addition, pursuant to the terms of the merger agreement, the board of directors of Symantec after the merger will have ten members, including Mr. Bloom and three other members of the VERITAS board, who will be designated by VERITAS prior to the closing of the merger. As of the date of this joint proxy statement/ prospectus, VERITAS has not made a determination as to which directors (other than Mr. Bloom) will be appointed to the board of directors of Symantec after the merger. Biographical information with respect to the directors of VERITAS, from whom the designees to the board of directors of Symantec after the merger will be selected, is set forth under “Information Regarding VERITAS Directors and Certain Executive Officers” beginning on page 177.

Gary Bloom, Arthur Matin, Edwin Gillis and John Brigden

      Accelerated Vesting of Options and Restricted Stock Units. As of March 1, 2005, Mr. Bloom will hold unvested options to purchase 769,528 shares of VERITAS common stock, Mr. Matin will hold unvested options to purchase 462,500 shares of VERITAS common stock and restricted stock units to receive 149,999 shares of VERITAS common stock, Mr. Gillis will hold unvested options to purchase 439,583 shares of VERITAS common stock and Mr. Brigden will hold unvested options to purchase 221,979 shares of VERITAS common stock and restricted stock units to receive 7,500 shares of VERITAS common stock. Upon the closing of the merger, pursuant to currently existing change in control agreements with VERITAS, executed in March 2004 as described below under the heading “Information Regarding VERITAS Directors and Certain Executive Officers — VERITAS Employment Agreements,” each of Messrs. Bloom, Matin, Gillis and Brigden will be entitled to acceleration of vesting for 50% of the unvested options and restricted stock units held by such executive officer immediately prior to the signing of the merger agreement on December 15, 2004, that will be assumed by Symantec in connection with the merger, and as described below under the headings “— Severance Benefits” and “— Special Severance Benefits.” The remaining unvested options and restricted stock units held by such executive officer that will be assumed by Symantec in connection with the merger may also be subject to accelerated vesting. Furthermore, each of Messrs. Bloom, Matin, Gillis and Brigden will be entitled to acceleration of vesting for 100% of all unvested options and restricted stock units granted to each such executive officer not assumed by Symantec in connection with the merger. Unless the vesting of such awards is accelerated as described herein, the options to acquire VERITAS common stock held by Messrs. Bloom, Matin, Gillis and Brigden and the restricted stock units held by Messrs. Brigden and Matin that will be assumed by Symantec under the terms of the merger agreement will continue to vest as provided in the underlying stock option or restricted stock unit agreements.

      New Employment Agreements with Symantec. Messrs. Bloom, Matin, Gillis and Brigden have entered into new employment agreements with Symantec that are contingent upon the closing of the merger. The employment agreements will take effect upon the closing of the merger and will continue for an indefinite term. Either Symantec or the executives may terminate the employment agreements at any time for any reason. As described in more detail below, under the headings “— Severance Benefits” and “— Special Severance Benefits,” under the terms of their employment agreements with Symantec, except under limited circumstances related to their voluntary resignation from Symantec, Messrs. Bloom, Matin, Gillis and Brigden have agreed to waive certain rights to severance benefits that would otherwise be provided to such executives upon their termination of employment with VERITAS or its successor entity based upon each executive’s currently existing change in control agreements with VERITAS, executed in March 2004. A summary of the material terms of the new employment agreements with Symantec follows:

      Title and Salary. Upon the closing of the merger, Mr. Bloom will have the title of President and Vice Chairman of the Symantec board of directors and will receive an annual base salary of $1,000,000. As long as Mr. Bloom is a Symantec employee, Symantec will recommend to the nominating committee of its board of directors that Mr. Bloom be re-nominated to serve as a member of the Symantec board. Upon the closing of the merger, Mr. Matin will have the title of Senior Vice President and will receive an annual base salary of $600,000; Mr. Gillis will have the title of Senior Vice President of Administration and Integration and will receive an annual base salary of $475,000; and Mr. Brigden will have the title of Senior Vice President and Co-General Counsel and will receive an annual base salary of $400,000.

      Sign-On Incentive Bonus. In connection with their commencement of employment with Symantec, Messrs. Bloom, Matin, Gillis and Brigden will be eligible to receive a sign-on incentive bonus of $5,000,000, $1,100,000, $2,000,000 and $900,000, respectively, each of which shall be payable in three equal installments on the 6-month, 12-month, and 18-month anniversaries of the closing of the merger, so long as such executive is an employee of Symantec on such payment date.

      Annual Bonus. Messrs. Bloom, Matin, Gillis and Brigden will be eligible to participate in the Symantec Variable Pay Plan. The annual target bonus for Messrs. Bloom, Matin, Gillis and Brigden will be set at not less than 100%, 80%, 60% and 60%, respectively, of their annual base salary. If Mr. Matin’s employment terminates for any reason other than for “cause” (as described below under the heading “— Severance Benefits”) within 12 months following the closing of the merger, Mr. Matin will be entitled to receive a pro-rata portion of his annual bonus under the Symantec Variable Pay Plan.

      Benefits. Messrs. Bloom, Matin, Gillis and Brigden will participate in Symantec’s employee benefits plans and programs, and will be entitled to all perquisites of other Symantec executives at their respective grade level. Messrs. Bloom, Matin, Gillis and Brigden also will participate in the Symantec Executive Retention Plan or any successor plan.

      New Hire Option Grant. Within five business days after the closing of the merger, Mr. Bloom will be granted a stock option to acquire 250,000 shares of Symantec common stock, and Messrs. Matin, Gillis and Brigden each will be granted a stock option to acquire 87,500 shares of Symantec common stock. The options to be granted to Messrs. Bloom, Matin, Gillis and Brigden will have an exercise price equal to the closing price of Symantec common stock on the last trading day prior to the date on which the options are granted. The options will vest over a four-year period starting from each executive’s first day of employment with Symantec, with 25% of the option vesting after one year and the balance of the option vesting in 36 successive equal monthly installments. Vesting of the options will not be subject to acceleration except as provided in the Symantec Executive Retention Plan, which under its current terms would provide for such acceleration only upon of a change of control of the combined VERITAS and Symantec business.

      Severance Benefits. If the employment of Messr. Bloom, Matin, Gillis or Brigden is terminated by Symantec without “cause” (as described below), or terminates due to death or permanent disability, or if Messr. Bloom, Matin, Gillis or Brigden tenders his “resignation for good reason” (as described below), then after executing an effective release of claims in favor of Symantec, such executive will be entitled to the following in lieu of any severance benefits that would otherwise be provided under the executive’s current change in control agreement with VERITAS:

•	All VERITAS stock options and restricted stock units assumed by Symantec will (if unvested) vest at the time of termination of employment. The exercise period specified in each of the applicable stock option or restricted stock unit agreements will apply for exercise after termination of employment.

•	50% of any remaining unpaid portion of the executive’s sign-on incentive bonus described above will be paid upon termination of employment, and the remainder will be paid 12 months after termination of employment. Payment of the final installment is subject to the executive being available to provide consulting services to Symantec for not more than 10 hours per month during such 12 month period, and not performing similar functions to those performed for Symantec or VERITAS for any entity that develops, manufactures, sells, licenses, installs, maintains or supports any data protection, storage management, high availability, application performance management or disaster recovery software or similar products.

•	Mr. Bloom will receive full payment of premiums for COBRA continuation health care coverage for himself, his spouse and his other eligible dependents under Symantec’s group health plan, until the earlier of (i) 18 months after the first day of the first month after termination of employment or (ii) the first date Mr. Bloom receives coverage under another employer’s program providing substantially the same level of benefits without exclusion for pre-existing medical conditions. Messrs. Matin, Gillis and Brigden will each receive full payment of premiums for COBRA continuation health care coverage for himself, his spouse and his other eligible dependents under Symantec’s group health plan, until the earlier of (i) 12 months after the first day of the first month after termination of employment or (ii) the first date that such executive receives coverage under another employer’s program providing substantially the same level of benefits without exclusion for pre-existing medical conditions.

      Messrs. Bloom, Matin, Gillis and Brigden’s employment agreements with Symantec define “cause” as:

•	conduct constituting willful gross neglect or willful gross misconduct in carrying out the officer’s duties, resulting, in either case, in material economic harm to Symantec, unless done in the good faith belief that such conduct was in, or not opposed to, the best interest of Symantec;

•	material breach of one or more obligations under the employment agreement with Symantec (subject to a specified cure period after notice);

•	unjustified refusal to follow reasonable directives of the officer’s superior relating to performance of his duties after delivery of a written demand for performance describing specific material deficiencies in such performance and the specific manner in which such performance must be improved, all in accordance with Symantec’s performance management plan, with at least 40 business days, or if greater the amount of time specified in the Symantec performance management plan, to remedy such performance deficiencies;

•	a material dereliction of the major duties, functions and responsibilities of the position (subject to a specified cure period after notice);

•	a material breach of any fiduciary obligations as an officer of Symantec; or

•	conviction of a felony crime involving moral turpitude or commission of any material act of dishonesty, theft or embezzlement.

      Messrs. Bloom, Matin, Gillis and Brigden’s employment agreements with Symantec define “resignation for good reason” as a resignation due to any one of the following events taken without the executive’s written consent and not corrected within ten days after notice:

•	a material reduction or change in the scope of his duties or responsibilities, or in title or grade, from those previously in effect;

•	a change in reporting position resulting in reporting to a person more than one level below the position to which the executive officer previously reported;

•	a reduction in the aggregate dollar amount of base salary and target bonus by more than 15%;

•	a relocation of his principal place of employment by more than 60 miles; or

•	the failure of any successor to Symantec to assume the employment agreement obligations.

      Tax Gross-Up. If the amount of any of the payments or benefits that Messr. Bloom, Matin, Gillis or Brigden receive in connection with the closing of the merger, whether such payments or benefits are received before or after the closing of the merger, is more than 110% of the amount of payments and benefits that would not be otherwise be subject to excise tax under Section 4999 of the Internal Revenue Code (“Code”), Messr. Bloom, Matin, Gillis or Brigden, as the case may be, will be entitled to an additional cash payment so that such executive remains in the same after-tax position he would have been in had the excise tax not been imposed. However, if within the first 18 months from the date of the closing of the merger, such executive’s employment is terminated by Symantec for “cause” (as defined above) or if such executive voluntarily terminates employment other than under circumstances which would constitute a “resignation for good reason” (as defined above), then such executive will be required to repay these amounts to Symantec.

      Special Severance Benefits. Messrs. Bloom, Matin, Gillis and Brigden’s employment agreements with Symantec contain a provision entitled “Special Severance Benefits,” which provide that if the executive voluntarily terminates his employment with Symantec within the first 12 months after the merger for any reason other than a “resignation for good reason” (as defined above), then subject to the execution of an effective release of claims in favor of Symantec and the executive’s compliance with certain restrictive covenants and obligations in favor of Symantec, in lieu of any severance benefits that would otherwise be provided under the executive’s employment agreement with Symantec, the executive will receive the benefits provided under his currently existing change in control agreement with VERITAS. These employment agreements with Symantec have been drafted so that these executives should not under any circumstances be entitled to receive both the severance benefits described above and the “Special Severance Benefits.” These “Special Severance Benefits” provide Messrs. Bloom, Matin, Gillis and Brigden with no greater benefits than those they would have become entitled to under their respective change in control agreements with VERITAS upon the closing of the merger and their decisions to leave their employment for any reason within 12 months after the merger. In such a case, Messrs. Bloom, Matin, Gillis and Brigden would be entitled to the following benefits:

•	eighteen months of continued payment of base salary for Mr. Bloom and twelve months of continued payment of base salary for Messrs. Matin, Gillis and Brigden, to be calculated on the basis of each executive’s base salary with VERITAS in effect immediately prior to the closing of the merger;

•	an amount equal to the applicable executive’s target bonus with VERITAS immediately prior to the closing of the merger, and an additional amount that represents a pro-rated percentage of his target bonus based on the number of days that have passed in the current fiscal year as of the date of the closing of the merger;

•	a maximum of eighteen months of continuation of health coverage for Mr. Bloom and a maximum of twelve months of continuation of health coverage for Messrs. Matin, Gillis and Brigden; and

•	full acceleration of vesting and immediate exercisability of any VERITAS stock options and restricted stock units held by such executive prior to the signing of the merger agreement on December 15, 2004 that were assumed by Symantec in connection with the merger.

      As indicated above, in the event that Messr. Bloom, Matin, Gillis or Brigden voluntarily terminates his employment with Symantec within the first 12 months after the merger for any reason other than a “resignation for good reason,” such executive will be required to return any of the “tax gross-up payments” (described above) previously provided to him. In such a case, in the event that the “Special Severance Benefits” described in Messr. Bloom, Matin, Gillis or Brigden’s employment agreement with Symantec would constitute “parachute payments” under Code Section 280G and be subject to the excise tax under imposed under Code Section 4999, such executive’s special benefits payments will be reduced to a level that will not be subject to the excise tax if such reduced payments would result in a greater after-tax benefit to the executive.

Mark Bregman, Jeremy Burton, Kristof Hagerman and Greg Hughes

      Accelerated Vesting of Options and Restricted Stock Units. As of March 1, 2005, Dr. Bregman will hold unvested options to purchase 199,330 shares of VERITAS common stock, Mr. Burton will hold unvested options to purchase 262,500 shares of VERITAS common stock, Mr. Hagerman will hold unvested options to purchase 266,666 shares of VERITAS common stock and Mr. Hughes will hold unvested options to purchase 333,333 shares of VERITAS common stock. As of such date, Mr. Hughes also will hold 37,500 restricted stock units to receive shares of VERITAS common stock. Upon the closing of the merger, pursuant to change in control agreements with VERITAS in effect prior to the signing of the merger agreement, as described below under the heading “Information Regarding VERITAS Directors and Certain Executive Officers — Executive Officers — Employment Agreements,” each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be entitled to acceleration of vesting for 50% of the unvested options and restricted stock units held by such executive officers immediately prior to the signing of the merger agreement on December 15, 2004, that will be assumed by Symantec in connection with the merger, as described below under the headings “— Waiver of Certain Benefits and Accelerated Vesting of Options and Restricted Stock Units” and “— Severance Benefits.” The remaining unvested options and restricted stock units held by such executive officers that will be assumed by Symantec in connection with the merger may also be subject to accelerated vesting. Furthermore, each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be entitled to acceleration of vesting for 100% of all unvested options and restricted stock units granted to such executive officers that will not be assumed by Symantec in connection with the merger. Unless the vesting of such awards are accelerated as described herein, the options to acquire VERITAS common stock held by Dr. Bregman and Messrs. Burton, Hagerman and Hughes and Mr. Hughes’ restricted stock units that will be assumed by Symantec under the terms of the merger agreement will continue to vest as provided in the underlying stock option or restricted stock unit agreements.

      New Employment Agreements with Symantec. Dr. Bregman and Messrs. Burton, Hagerman and Hughes have entered into new employment agreements with Symantec that are contingent upon the closing of the merger. The employment agreements will take effect upon the closing of the merger and will continue for an indefinite term. Either Symantec or the executives may terminate the employment agreements at any time for any reason. A summary of the material terms of Dr. Bregman and Messrs. Burton, Hagerman and Hughes’ employment agreements with Symantec follows:

      Title and Salary. Upon the closing of the merger, Dr. Bregman will have the title of Chief Technology Officer and will receive an annual base salary of $450,000, Mr. Burton will have the title of Senior Vice President of Data Management and will receive an annual base salary of $440,000, Mr. Hagerman will have the title of Senior Vice President of Storage and Server Management and will receive an annual base salary of $440,000, and Mr. Hughes will have the title of Senior Vice President of Services and Support and will receive an annual base salary of $440,000.

      Waiver of Certain Benefits and Accelerated Vesting of Options and Restricted Stock Units. Under the terms of their employment agreements with Symantec, Dr. Bregman and Messrs. Burton, Hagerman and Hughes have agreed to waive certain rights to accelerated vesting of compensatory stock awards and to severance benefits that would otherwise be provided to such executives upon their termination of employment with VERITAS or its successor entity based upon agreements with VERITAS in effect immediately prior to the closing of the merger. However, Dr. Bregman and Messrs. Burton, Hagerman and Hughes have not waived their respective right to acceleration of vesting with respect to 50% of unvested options and restricted stock units held immediately prior to the signing of the merger agreement on December 15, 2004, that will be assumed by Symantec in connection with the merger, and have not waived their respective right to acceleration of vesting with respect to 100% of their unvested options and restricted stock units that will not be assumed by Symantec in connection with the merger. As a result, upon the closing of the merger, each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be entitled to acceleration of vesting with respect to 50% of the unvested options and restricted stock units held by him immediately prior to the signing of the merger agreement on December 15, 2004 that will be assumed by Symantec in connection with the merger and 100% of unvested options and restricted stock units granted to him by VERITAS that will not be assumed by Symantec.

      Sign-On Incentive Bonus. In connection with their commencement of employment with Symantec, each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be eligible to receive a sign-on incentive bonus of $1,100,000, which shall be payable in three equal installments on the 6-month, 12-month, and 18-month anniversaries of the closing of the merger, so long as such executive is an employee of Symantec on such payment date.

      Annual Bonus. Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be eligible to participate in the Symantec Variable Pay Plan. The annual target bonus for each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be set at not less than 60% of his annual base salary.

      Benefits. Dr. Bregman and Messrs. Burton, Hagerman and Hughes will participate in Symantec’s employee benefits plans and programs, and will be entitled to all perquisites of other Symantec executives at their respective grade level. Dr. Bregman and Messrs. Burton, Hagerman and Hughes also will participate in the Symantec Executive Retention Plan or any successor plan.

      New Hire Option Grant. Within five business days after the closing of the merger, each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes will be granted a stock option to acquire 87,500 shares of Symantec common stock with an exercise price equal to the closing price of Symantec common stock on the last trading day prior to the option grant date. The options will vest over a four-year period starting from each executive’s first day of employment with Symantec, with 25% of the option vesting after one year and the balance of the option vesting in 36 successive equal monthly installments. Vesting of this option will not be subject to acceleration except as provided in the Symantec Executive Retention Plan, which under its current terms, would provide for such acceleration only upon a change of control of the combined VERITAS and Symantec business.

      Severance Benefits. If the employment of Dr. Bregman or Messr. Burton, Hagerman or Hughes is terminated by Symantec without “cause” (as described below), or terminates due to death or permanent disability, or if Dr. Bregman or Messr. Burton, Hagerman or Hughes tenders his “resignation for good reason” (as described below), then after executing an effective release of claims in favor of Symantec, such executive will be entitled to the following:

•	All VERITAS stock options and restricted stock units assumed by Symantec will (if unvested) vest at the time of termination of employment. The exercise period specified in each of the applicable stock option or restricted stock unit agreements will apply for exercise after termination of employment.

•	50% of any remaining unpaid portion of the executive’s sign-on incentive bonus will be paid upon termination of employment, and the remainder will be paid 12 months after termination of employment. Payment of the final installment is subject to the executive being available to provide consulting services to Symantec for not more than 10 hours per month during such 12-month period, and not performing similar functions to those performed for Symantec or VERITAS for any entity that develops, manufactures, sells, licenses, installs, maintains or supports any data protection, storage management, high availability, application performance management or disaster recovery software or similar products.

•	Full payment of premiums for COBRA continuation health care coverage for the executive, his spouse and his other eligible dependents under Symantec’s group health plan, until the earlier of (i) 12-months after the first day of the first month after termination of employment or (ii) the first date that executive receives coverage under another employer’s program providing substantially the same level of benefits without exclusion for pre-existing medical conditions.

      Each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes’ employment agreements with Symantec define “cause” as:

•	conduct constituting willful gross neglect or willful gross misconduct in carrying out the officer’s duties, resulting, in either case, in material economic harm to Symantec, unless done in the good faith belief that such conduct was in, or not opposed to, the best interest of Symantec;

•	material breach of one or more obligations under the employment agreement with Symantec (subject to a specified cure period after notice);

•	unjustified refusal to follow reasonable directives of the officer’s superior relating to performance of his duties after delivery of a written demand for performance describing specific material deficiencies in such performance and the specific manner in which such performance must be improved, all in accordance with Symantec’s performance management plan, with at least 40 business days, or if greater the amount of time specified in the Symantec performance management plan, to remedy such performance deficiencies;

•	a material dereliction of the major duties, functions and responsibilities of the position (subject to a specified cure period after notice);

•	a material breach of any fiduciary obligations as an officer of Symantec; or

•	conviction of a felony crime involving moral turpitude or commission of any material act of dishonesty, theft or embezzlement.

      Each of Dr. Bregman and Messrs. Burton, Hagerman and Hughes’ employment agreements with Symantec define “resignation for good reason” as a resignation due to any one of the following events taken without the executive’s written consent and not corrected within ten days after notice:

•	a material reduction or change in the scope of his duties or responsibilities, or in title or grade, from those previously in effect;

•	a change in reporting position resulting in reporting to a person more than one level below the position to which the executive officer previously reported;

•	a reduction in the aggregate dollar amount of base salary and target bonus by more than 15%;

•	a relocation of his principal place of employment by more than 60 miles; or

•	the failure of any successor to Symantec to assume the employment agreement obligations.

      Tax Gross-Up. If any of the payments or benefits that Dr. Bregman or Messr. Burton, Hagerman or Hughes receive in connection with the closing of the merger, whether such payments or benefits are received before or after the closing of the merger, are more than 110% of the amount of payments and benefits that would not otherwise be subject to an excise tax under Code Section 4999, Dr. Bregman, or Messr. Burton, Hagerman or Hughes, as the case may be, will be entitled to an additional cash payment so that such individual remains in the same after-tax position he would have been in had the excise tax not been imposed. However, if within the first 18 months from the date of the closing of the merger, such executive’s employment is terminated by Symantec for “cause” (as defined above) or if such executive voluntarily terminates employment, other than under circumstances which would constitute a “resignation for good reason” (as defined above), then such executive will be required to repay these amounts to Symantec.

Symantec Board Seats

      Four members of VERITAS’ board will become members of Symantec’s board following the closing of the merger. Each new non-employee board member will receive, pursuant to the Symantec 1996 Equity Incentive Plan, as amended, a nonqualified stock option for 20,000 shares of Symantec common stock vesting as to 25% after 12 months and 2.0833% per month thereafter. Each new non-employee director will also be entitled to receive an annual retainer of $50,000, pursuant to the Symantec 2000 Director Equity Incentive Plan, as amended. Not less than 50% of the annual retainer will be paid in the form of an award of unrestricted, fully-vested shares of Symantec common stock. As President of Symantec upon the closing of the merger, Mr. Bloom will not be entitled to receive any other compensation for the performance of his duties as a Symantec board member.

Accelerated Vesting of Directors’ Options

      Pursuant to the terms of the VERITAS 1993 Director Stock Option Plan and the VERITAS 2002 Director Stock Option Plan, upon the closing of the merger, each non-employee director of VERITAS will be entitled to accelerated vesting of all unvested options to purchase VERITAS common stock held by such non-employee director, issued pursuant to these plans. Michael Brown, Kurt Lauk, William Pade, David Roux, Geoffrey Squire, Carolyn Ticknor, and V. Paul Unruh are members of the VERITAS board who are not employees of VERITAS. As of March 1, 2005, Mr. Brown will hold unvested options to purchase 92,708 shares of VERITAS common stock, Prof. Dr. Lauk will hold unvested options to purchase 90,000 shares of VERITAS common stock, Mr. Pade will hold unvested options to purchase 96,250 shares of VERITAS common stock, Mr. Roux will hold unvested options to purchase 88,332 shares of VERITAS common stock, Mr. Squire will hold unvested options to purchase 48,631 shares of VERITAS common stock, Mr. Unruh will hold unvested options to purchase 96,875 shares of VERITAS common stock and Ms. Ticknor will hold unvested options to purchase 93,125 shares of VERITAS common stock. In addition, VERITAS’ repurchase rights shall lapse with respect to the shares issued upon the exercise of any such unvested options.

VERITAS Retention Program

      VERITAS’ board of directors has approved a retention program designed to induce qualified full-time executives and employees of VERITAS to remain employed by VERITAS through the closing of the merger. The total amount of payments and benefits under this program is limited to $25 million, of which not more than $2.5 million can be allocated to retention payments and benefits for executive officers of VERITAS. As part of this program, VERITAS’ board of directors approved an executive retention plan, pursuant to which Dr. Bregman and Messrs. Bloom, Gillis, Brigden, Burton, Hagerman, Hughes and Matin will receive a retention bonus equal to 100% of their respective base salaries earned during the period from the signing of the merger agreement through the closing of the merger. Each of Dr. Bregman and Messrs. Bloom, Gillis, Brigden, Burton, Hagerman, Hughes and Matin must continue to satisfactorily perform their respective responsibilities and remain continuously employed by VERITAS through the date of the closing of the merger in order to be eligible to receive a payment under the executive retention program. In addition, VERITAS’ board of directors authorized management to implement other employee retention plans for non-executive officers and other employees of VERITAS as part of the retention program described above.

Sales Incentive Plan

      VERITAS’ board of directors has approved a sales incentive plan that will provide VERITAS sales personnel with additional incentives to sell VERITAS products and services during the quarter ending March 31, 2005. The total amount of incentive payments under this plan is limited to $15 million.

Indemnification; Directors’ and Officers’ Insurance

      Under the terms of the merger agreement, Symantec has agreed that it will, and will cause the company surviving the merger to, honor all of the indemnification obligations of VERITAS to its directors and officers that exist on the date of the merger agreement, to the fullest extent authorized or permitted by Delaware law.

      In addition, Symantec has agreed in the merger agreement that it will, and will cause the company surviving the merger to, indemnify each person who served as a director or officer of VERITAS or its subsidiaries prior to the completion of the merger, to the fullest extent authorized or permitted by Delaware law, in connection with claims related to facts or events that occurred on or before the completion of the merger. Furthermore, Symantec has agreed that it will, and will cause the company surviving the merger to, advance expenses incurred by any person who served as a director or officer of VERITAS prior to the completion of the merger in defending, serving as a witness or otherwise participating in any claim related to facts or events that occurred on or before the completion of the merger, including any expenses incurred by such person in enforcing their rights with respect to indemnification or advancement. As used in the merger agreement, the term “claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, which, in the good faith belief of a person who served as a director or officer of VERITAS prior to the completion of the merger, might lead to an action, suit or proceeding, resulting from such person’s service as a director, officer, trustee, employee, agent or fiduciary of VERITAS. As used in the merger agreement, “expenses” means attorneys’ fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness or otherwise participating in a claim.

      For six years after the completion of the merger, the certificate of incorporation and bylaws of the company surviving the merger will contain provisions regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses which are no less advantageous to the directors, officers and employees who were indemnified by VERITAS immediately prior to completion of the merger as the exculpation, indemnification and advancement provisions that were contained in the certificate of incorporation and bylaws of VERITAS in effect at the time the merger agreement was executed. The certificate of incorporation and bylaws of each of Symantec and VERITAS generally eliminate personal liability of the directors and officers of the respective companies and provide indemnification to such directors and officers, in each case to the fullest extent permitted by applicable law.

      The merger agreement also provides that Symantec will maintain, for a period of six years after completion of the merger, the directors’ and officers’ fiduciary liability insurance policies maintained by VERITAS, or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the completion of the merger, although Symantec will not be required to make annual premium payments in excess of 300% of the annual premiums currently paid by VERITAS and its subsidiaries for directors’ and officers’ liability insurance.

      The merger agreement, and, in the case of those VERITAS executive officers who have executed employment agreements with Symantec, the terms of such employment agreements, provide that each VERITAS director or executive officer, as the case may be, is entitled to directly enforce the indemnification and insurance obligations described above against Symantec. Additionally, Symantec has agreed to bear the burden of proof in the event there is a determination concerning the entitlement of VERITAS’ directors and officers to the indemnification and insurance benefits described above.

      The interests described above may influence VERITAS’ directors and executive officers in making their recommendation that you vote in favor of the adoption of the merger agreement. You should be aware of these interests when you consider the VERITAS board’s recommendation that you vote in favor of adoption of the merger agreement.

Legal Proceedings Related to the Merger

      On December 17, 2004, a purported class action complaint entitled Daniel Drotzman, et. al., v. Gary Bloom, et. al., was filed in California Superior Court against the VERITAS board of directors. The lawsuit alleges that defendants breached their fiduciary duty by approving the merger agreement that VERITAS entered into with Symantec because they were allegedly motivated to obtain indemnification agreements from Symantec in connection with the Kuck securities class action lawsuit described in more detail in the section entitled “Information Regarding VERITAS’ Business — Legal Proceedings — Litigation” on page 128. The complaint generally seeks an unspecified amount of damages. Subsequently, an additional purported class action complaint was filed in California state court against the same defendants named in the Drotzman lawsuit. This complaint is based on the same set of facts and circumstances as the Drotzman lawsuit. On January 3, 2005, defendants filed demurrers to both complaints requesting they be dismissed by the court. On February 4, 2005, plaintiffs notified defendants that they intend to amend the complaint rather than oppose the demurrer.

      The foregoing cases are still in the preliminary stages, and it is not possible for us to quantify the extent of our potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, defending any litigation may be costly and divert management’s attention from the day-to-day operations of our business.

Governmental and Regulatory Matters

      U.S. Antitrust Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and related rules, Symantec and VERITAS may not complete the merger until they notify and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and satisfy the specified waiting period requirement. Symantec and VERITAS filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on December 27, 2004. On January 26, 2005, the applicable waiting period under the Hart-Scott-Rodino Act expired.

      EU Antitrust Approval. Under the EC Merger Regulation of 2004, Symantec and VERITAS may not complete the merger until they notify, furnish information to, and obtain clearance from the European Commission. Symantec and VERITAS filed the required notification on February 9, 2005.

Material United States Federal Income Tax Considerations

      The following discussion summarizes the material United States federal income tax consequences of the merger that are generally applicable to U.S. holders of VERITAS common stock. This discussion is based on the Code, Treasury regulations, administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which may change at any time, possibly with retroactive effect.

      For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

      This discussion assumes that holders of VERITAS common stock hold their stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be important to a VERITAS stockholder in light of his or her particular circumstances or particular tax status, including the following:

•	stockholders who are not U.S. holders;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	S corporations or other pass-through entities;

•	stockholders who have a functional currency other than the U.S. dollar;

•	dealers in securities or foreign currency;

•	traders in securities who elect the mark-to-market method of accounting for the securities;

•	stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; and

•	stockholders who hold their shares as part of a hedge, straddle or conversion transaction.

      In addition, the following discussion does not address the tax consequences of other transactions effectuated prior to, concurrently with, or after the merger, whether or not such transactions are in connection with the merger. Furthermore, no foreign, state or local tax considerations are addressed.

      Therefore, we urge you to consult your own tax advisor as to the specific federal, state, local and foreign tax consequences to you of the merger and related reporting obligations.

Tax Consequences of the Merger

      Based on representations contained in representation letters provided by Symantec and VERITAS and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Simpson Thacher & Bartlett LLP, counsel to VERITAS, and Fenwick & West LLP, counsel to Symantec, that the material United States federal income tax consequences of the merger are as follows:

•	The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

•	Neither Symantec, Carmel Acquisition Corp., nor VERITAS will recognize gain or loss as a result of the merger.

•	No gain or loss will be recognized by holders of VERITAS common stock solely upon their receipt of Symantec common stock in the merger, except to the extent of any cash received in lieu of a fractional share of Symantec common stock.

•	The aggregate tax basis of the Symantec common stock received in the merger by a holder of VERITAS common stock will be the same as the aggregate tax basis of the VERITAS common stock surrendered in exchange therefor (excluding the portion of the stockholder’s basis that is allocable to a deemed fractional share of Symantec common stock for which the stockholder will receive cash in lieu of such fractional share).

•	The holding period, for federal income tax purposes, for the Symantec common stock received in the merger by a holder of VERITAS common stock will include the period during which the holder held the VERITAS common stock surrendered in exchange therefor.

•	A fractional share of Symantec common stock for which cash is received in lieu of stock will be treated as if the fractional share of Symantec common stock had been issued in the merger and then redeemed by Symantec. A VERITAS stockholder receiving cash for a fractional share will generally recognize gain or loss upon the payment equal to the difference between the stockholder’s tax basis allocable to the fractional share and the amount of cash received. The gain or loss will be long term capital gain or loss if, at the effective time of the merger, the VERITAS common stock has been held for more than one year.

      Neither Symantec nor VERITAS will request a ruling from the Internal Revenue Service regarding the tax consequences of the merger to VERITAS stockholders. The tax opinions of Fenwick & West LLP and Simpson Thacher & Bartlett LLP do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from successfully asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be different from the treatment provided for in the opinions.

Backup Withholding

      If you are a non-corporate holder of VERITAS common stock, you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in Symantec common stock. A non-corporate holder will not be subject to backup withholding, however, if such holder:

•	furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to it following the completion of the merger; or

•	is otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting

      VERITAS stockholders will be required to attach a statement to their United States federal income tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in shares of VERITAS common stock and a description of the Symantec common stock received.

      THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THE FOREGOING DISCUSSION NEITHER BINDS THE IRS NOR PRECLUDES IT FROM ADOPTING A CONTRARY POSITION. VERITAS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Anticipated Accounting Treatment

      Symantec intends to account for the merger as a purchase transaction for financial reporting and accounting purposes under accounting principles generally accepted in the United States. After the merger, the results of operations of VERITAS will be included in the consolidated financial statements of Symantec. The purchase price, which is equal to the aggregate merger consideration, will be allocated based on the fair values of the VERITAS assets acquired and the VERITAS liabilities assumed. These allocations will be based upon valuations and other studies that have not yet been finalized.

Appraisal Rights

      Holders of VERITAS common stock and Symantec common stock are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger or the issuance and reservation for issuance of shares of Symantec common stock pursuant to the merger agreement.

      Under the Delaware General Corporation Law, if the record holder of the one share of the VERITAS special voting stock does not wish to receive the one Symantec special voting share, then the record holder of the share of VERITAS special voting stock has the right to seek an appraisal of, and to be paid the fair value for, the share of VERITAS special voting stock if the stockholder complies with the provisions of Section 262 of the Delaware General Corporation Law.

      If the holder of the share of the VERITAS special voting stock wishes to exercise appraisal rights, it must not cast any of the votes attached to the share of VERITAS special voting stock in favor of the adoption of the merger agreement and must deliver to VERITAS before the vote on the merger agreement at the special meeting, a written demand for appraisal of the share of the VERITAS special voting stock as set forth in more detail on Annex F to this proxy statement/prospectus. This written demand for appraisal is in addition to and separate from any proxy or vote abstaining from or against the adoption of the merger agreement.

      With respect to the one share of VERITAS special voting stock, VERITAS believes that if Computershare Trust Company of Canada, as trustee under the Voting, Support and Exchange Trust Agreement, exercises any of the votes attached to the VERITAS special voting stock to vote in favor of the proposal to adopt the merger agreement, then the trustee will not be entitled under Section 262 to an appraisal of the VERITAS special voting stock or any interest therein. Accordingly, VERITAS believes that, if the trustee is instructed by at least one holder of TeleBackup Exchangeco Inc. exchangeable non-voting shares to cast at least one vote at the VERITAS special meeting in favor of the proposal to adopt the merger agreement and the trustee complies with these instructions, the trustee will not be entitled to an appraisal of the one share of VERITAS special voting stock or any interest therein under Section 262.

      The foregoing discussion is not a complete statement of the law of appraisal rights and is qualified in its entirety by the summary and full text of Section 262 of the Delaware General Corporation Law, which is reprinted in its entirety as Annex F to this proxy statement/prospectus.

Listing of Symantec Common Stock to be Issued in the Merger

      The shares of Symantec common stock to be issued in the merger and the shares of Symantec common stock to be reserved for issuance in connection with the assumption of outstanding VERITAS stock options and restricted stock units are required to be approved for listing on the Nasdaq National Market.

Delisting and Deregistration of VERITAS Common Stock After the Merger

      After the closing of the merger, the VERITAS common stock currently listed on the Nasdaq National Market will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Restriction on Resales of Symantec Common Stock

      The Symantec common stock to be issued in the merger will be registered under the Securities Act, thereby allowing such shares to be freely transferable without restriction by all former holders of VERITAS common stock or TeleBackup Exchangeco Inc. exchangeable non-voting shares who are not deemed under the Securities Act to be “affiliates” of VERITAS at the time of the VERITAS special meeting and who do not become “affiliates” of Symantec after the merger. Persons who may be deemed to be “affiliates” of Symantec or VERITAS generally include individuals or entities that control, are controlled by or are under common control with Symantec or VERITAS, and may include some of their respective executive officers and directors, as well as their respective significant stockholders.

      Shares of Symantec common stock received by those stockholders of VERITAS who are deemed to be “affiliates” of VERITAS or Symantec under the Securities Act may not be sold except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, or pursuant to Rule 145 under the Securities Act or any other applicable exemption under the Securities Act. VERITAS has agreed to provide a list of those stockholders considered to be “affiliates” to Symantec prior to the closing of the merger.

      This joint proxy statement/prospectus does not cover the resale of any Symantec common stock received by any person who may be deemed to be an “affiliate” of Symantec or VERITAS.

THE MERGER AGREEMENT

      The following summary describes the material provisions of the merger agreement. This summary may not contain all of the information about the merger agreement that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached to this joint proxy statement/ prospectus as Annex A and is incorporated by reference into this joint proxy statement/ prospectus. We encourage you to read it carefully in its entirety for a more complete understanding of the merger.

The Merger

      The merger agreement provides that, upon the closing, Carmel Acquisition Corp., a wholly owned subsidiary of Symantec, will merge with and into VERITAS with VERITAS surviving as a wholly owned subsidiary of Symantec. We refer to these transactions as the “merger.”

Completion and Effectiveness of the Merger

      The parties will close the merger when all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, including adoption of the merger agreement by the stockholders of VERITAS and the approval of the issuance of and reservation for issuance of shares of Symantec common stock by the stockholders of Symantec. As soon as practicable after the satisfaction or waiver of the closing conditions, the parties will cause the merger to be effected by filing a certificate of merger with the Delaware Secretary of State.

      The parties currently plan to complete the merger during the second calendar quarter of 2005. Unless Symantec agrees otherwise, the closing of the merger will not take place earlier than April 4, 2005. However, because completion of the merger is subject to governmental and regulatory approvals and other conditions, we cannot predict the exact timing.

Conversion of VERITAS Common Stock

      Upon completion of the merger, each share of VERITAS common stock (including each share of VERITAS common stock subject to repurchase by VERITAS or otherwise subject to forfeiture or similar restriction and shares held by a VERITAS’ subsidiary) that is issued and outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 1.1242 shares of Symantec common stock. We refer to this as the “exchange ratio” which is subject to adjustment for stock splits, recapitalizations, reclassifications or other similar changes occurring prior to completion of the merger.

      Based on the exchange ratio and the number of shares of VERITAS common stock outstanding as of the VERITAS record date, a total of approximately                      shares of Symantec common stock will be issued in connection with the merger to holders of VERITAS common stock, excluding shares to be issued in exchange for shares held by a subsidiary of VERITAS.

      In addition, the one issued and outstanding share of VERITAS special voting stock will be canceled and automatically converted into the right to receive one share of Symantec special voting stock.

Fractional Shares

      Symantec will not issue any fractional shares of common stock of Symantec in connection with the merger. Instead, each holder of VERITAS common stock who would otherwise be entitled to receive a fraction of a share of Symantec common stock, after aggregating all fractional shares of Symantec common stock that otherwise would be received by such holder, will receive cash, without interest and less withholding tax, in an amount equal to such fraction multiplied by the closing price of one share of Symantec common stock for the trading day that is one trading day prior to the date on which the merger is completed, as reported by the Nasdaq National Market.

VERITAS Options and Restricted Stock Units

      At the effective time of the merger, each outstanding option to purchase VERITAS common stock with an exercise price equal to or less than $49.00 and all options required to be assumed by applicable law will be assumed by Symantec and converted into an option to purchase Symantec common stock. All other options to purchase shares of VERITAS common stock not exercised prior to the merger will be canceled immediately prior to the merger and will not be converted or assumed by Symantec. Each outstanding VERITAS restricted stock unit will be converted into a right to receive shares of Symantec common stock.

      The number of shares of Symantec common stock subject to each assumed option and restricted stock unit will be equal to the number of shares of VERITAS common stock subject to the option or unit multiplied by 1.1242, rounded down to the nearest whole number (with no cash being payable for any fractional share eliminated by such rounding). The exercise price per share for shares of Symantec common stock under each assumed option will equal the exercise price for the VERITAS common stock under the option divided by 1.1242, rounded up to the nearest whole cent. After adjusting the assumed options to purchase VERITAS common stock and restricted stock units to reflect the application of the exchange ratio, all other terms of the assumed options and the restricted stock units will remain unchanged. Some holders of options to purchase VERITAS common stock and restricted stock units will be entitled to full or partial acceleration of vesting upon the closing of the merger. For more information as it relates to some of VERITAS’ directors and executive officers, see “The Merger — Interests of Certain VERITAS Persons in the Merger”.

      Based on the number of outstanding options and restricted stock units as of the VERITAS record date, a total of approximately                      shares of Symantec common stock will be reserved for issuance upon the exercise of options and restricted stock units to purchase VERITAS common stock assumed by Symantec in connection with the merger. Symantec has agreed to file a registration statement on Form S-8 within one day of the effective time of the merger for the shares of Symantec common stock issuable upon exercise of the assumed options and restricted stock units, and Symantec will use its commercially reasonable efforts to maintain the effectiveness of the registration statement so long as any assumed awards remain outstanding.

VERITAS Employee Stock Purchase Plans

      VERITAS will terminate the VERITAS Employee Stock Purchase Plans immediately prior to the effective time of the merger. If any offering period is in progress prior to the termination, VERITAS will ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of VERITAS common stock unless the participant has previously withdrawn from such offering period in accordance with the terms of the VERITAS Employee Stock Purchase Plans.

Treatment of Exchangeable Non-Voting Shares

      VERITAS entered into a Voting, Support and Exchange Trust Agreement dated June 1, 1999 in connection with its acquisition of TeleBackup Systems Inc., which requires that, after the merger, the rights of the holders of the exchangeable non-voting shares issued in connection with such acquisition be economically equivalent to the rights held by the holders prior to the merger. Upon the closing of the merger, each outstanding exchangeable non-voting share will be exchangeable for 5.0589 shares of Symantec common stock.

      Under the merger agreement, Symantec has agreed to be bound by the terms of the Voting, Support and Exchange Trust Agreement; to authorize the share of Symantec special voting stock and deliver it to the trustee, Computershare Trust Company of Canada; to ensure that the exchangeable non-voting shares are freely tradable in Canada in the same way that they were prior to the merger; to ensure that the exchangeable non-voting shares remain listed and posted for trading on the TSX Venture Exchange, which forms part of the Toronto Stock Exchange; to obtain all regulatory approvals under any applicable law to ensure that shares of Symantec common stock issuable upon exchange of exchangeable non-voting shares are freely tradable in the United States; and to ensure that shares of Symantec common stock are listed on the Nasdaq National Market.

Exchange of Stock Certificates

      Surrender of Certificates. Promptly following completion of the merger, the exchange agent for the merger will mail to each record holder of VERITAS common stock a letter of transmittal and instructions for surrendering and exchanging the record holder’s stock certificates. Only those holders of VERITAS common stock who properly surrender their VERITAS stock certificates in accordance with the exchange agent’s instructions will receive (1) a certificate representing Symantec common stock registered in uncertificated book entry form (unless a holder requests a certificate representing such holder’s whole shares of Symantec common stock), (2) cash in lieu of any fractional share of Symantec common stock, and (3) dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement. The surrendered certificates representing VERITAS common stock will be canceled. After the completion of the merger, each certificate representing shares of VERITAS common stock that has not been surrendered will represent only the right to receive the merger consideration described above. Following the completion of the merger, VERITAS will not register any transfers of VERITAS common stock on its stock transfer books.

      Distribution with Respect to Unexchanged Shares. Holders of VERITAS common stock will not be entitled to receive any dividends or other distributions on Symantec common stock until the merger is completed. After the merger is completed, holders of VERITAS common stock certificates will be entitled to dividends and other distributions declared or made on Symantec common stock with a record date after the completion of the merger. No such dividends or other distributions on Symantec common stock will be paid to the holders of VERITAS common stock until they surrender their VERITAS stock certificates to the exchange agent.

Representations and Warranties

      The merger agreement contains substantially reciprocal representations and warranties made by VERITAS, on the one hand, and Symantec, on the other, relating to, among other things:

•	corporate organization and similar corporate matters;

•	existence, organization and obligations of subsidiaries;

•	capital structure;

•	corporate authorization to enter into and carry out the obligations under the merger agreement, the enforceability of the merger agreement;

•	the absence of a need to obtain governmental consents, authorizations or filings in order to complete the merger;

•	the absence of any conflict with or violation of corporate charter documents, applicable law or contracts as a result of entering into and carrying out the obligations under the merger agreement;

•	filings and reports with the SEC and the accuracy of financial statements;

•	the absence of litigation;

•	compliance with applicable law and possession of necessary governmental permits;

•	valid ownership and possession of properties;

•	proper preparation and timely filing of tax returns and timely payment of taxes;

•	ownership of intellectual property and the absence of infringement of third party intellectual property rights;

•	compliance with applicable laws and contracts relating to employee benefit plans and labor relations;

•	the absence of a material adverse effect and other changes since the date of the party’s last quarterly balance sheet;

•	disclosure of, and the absence of a default under, material contracts;

•	compliance with environmental laws;

•	disclosure of interested party transactions;

•	the inapplicability of state anti-takeover statutes and regulations to the merger and merger agreement;

•	disclosure of broker, investment banker or financial advisor fees;

•	receipt of a fairness opinion from its financial advisor;

•	inapplicability of its stockholder rights agreement to the merger; and

•	assurance that the execution of the merger agreement and closing of the merger will not result in a distribution date as defined in the rights agreements of VERITAS and Symantec, respectively.

Conduct of Business Before Completion of the Transaction

      Under the merger agreement, Symantec and VERITAS have each agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, it will:

•	carry on its operations in all material respects in the ordinary course of business consistent with past practice; and

•	use commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants and to preserve customer, supplier and other business relationships.

      In addition to the above agreements regarding the conduct of business generally, each of Symantec and VERITAS has agreed with respect to itself and its subsidiaries to various additional specific restrictions relating to the conduct of its business, including to not do any of the following:

•	amend or otherwise change its certificate of incorporation, bylaws, or equivalent organizational documents;

•	issue, grant or transfer any shares of capital stock except for the issuances of securities issuable upon the exercise of options outstanding or permitted as of the date of the merger agreement, grants of stock options and restricted stock, the exchange rights with respect to the exchangeable non-voting shares, or the exercise or conversation of certain listed securities;

•	sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets, except in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, or enter into any agreement with respect to voting of the capital stock;

•	reclassify, combine, split or subdivide any of its capital stock or redeem, purchase or otherwise acquire any of its capital stock, other equity interests or other securities (other than repurchases of shares in connection with the termination of an employment relationship);

•	borrow any additional money or issue any debt securities, except for money borrowed under any existing credit facility, intercompany indebtedness involving a subsidiary or a letter of credit entered into during the ordinary course of business, terminate, cancel, or agree to any material adverse change in any material contract other than in the ordinary course of business consistent with past practice, or make or authorize any loan outside the ordinary course of business;

•	increase the base salary, incentive compensation, severance benefits or perquisites payable to directors or officers (other than pursuant to existing contracts or performance reviews held in the ordinary course of business consistent with past practice);

•	increase the compensation or benefits payable to employees (other than pursuant to existing contracts or performance reviews held in the ordinary course of business consistent with past practice);

•	grant any rights to severance or termination pay to any director, officer or other employee (other than with respect to newly hired employees in accordance with past practices);

•	establish, adopt, enter into or amend any collective bargaining agreement or benefit arrangement for the benefit of any director, officer, consultant or employee (except to the extent required by applicable law or in the ordinary course of business consistent with past practice);

•	take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit arrangement or option;

•	make any material change in accounting policies or procedures other than in the ordinary course of business consistent with past practice or as required by generally accepted accounting principles, or GAAP, or international accounting standards;

•	make any material tax election or settle or compromise any material liability for taxes, except in the ordinary course of business consistent with past practice, or change any annual tax accounting period or method of tax accounting;

•	modify, terminate or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement which relates to a business combination involving such party;

•	write up, write down or write off the book value of any assets for such party and its subsidiaries, other than in the ordinary course of business, as required by GAAP, or not otherwise in excess of $5 million in the aggregate;

•	take any action to render inapplicable or exempt any third party from the provisions of Delaware law or any other state takeover law or state law that limits business combinations or the ability to acquire or vote shares of capital stock;

•	acquire, or agree to acquire, any operation, division or business or engage in any merger, consolidation or other business combination, except in connection with acquisitions in an existing or related line of business that do not present a material risk of delaying the merger, for consideration payable in cash for an aggregate purchase price not in excess of $100 million individually or $300 million in the aggregate;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied;

•	amend or alter its stockholder rights agreement (poison pill); or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Symantec and VERITAS Prohibited from Soliciting Other Proposals

      The merger agreement contains detailed provisions prohibiting each of Symantec and VERITAS from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, Symantec and

VERITAS have agreed that neither of them may, subject to specific exceptions described below, directly or indirectly:

•	solicit, initiate or encourage any inquiry with respect to any alternative transaction proposal (as described below);

•	participate in any discussions or negotiations with any third party regarding, or furnish any information with respect to, any alternative transaction proposal;

•	approve, endorse or recommend any alternative transaction proposal; or

•	enter into any letter of intent or any contract agreement or commitment contemplating or otherwise relating to any alternative transaction proposal;

      For purposes of the merger agreement, an alternative transaction proposal is any offer, inquiry or proposal with respect to Symantec or VERITAS relating to any of the following:

•	the acquisition by a third party or group of more than a 20% interest in the total outstanding voting securities of the party;

•	any tender offer or exchange offer that would result in a third party or group beneficially owning securities representing 20% or more of the total outstanding voting power of the party;

•	any merger, consolidation, business combination, share exchange or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold securities representing less than 80% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity);

•	any sale, lease, exchange, transfer, license or disposition of assets (including capital stock or other ownership interests in subsidiaries) representing 20% or more of the aggregate fair market value of the consolidated assets of the party and its subsidiaries; or

•	any liquidation or dissolution of the party.

      Under the merger agreement, each of Symantec and VERITAS agreed to cease, as of December 15, 2004, all existing activities, discussions or negotiations with any third parties conducted prior to that date with respect to any alternative transaction proposal.

      The merger agreement permits each of Symantec and VERITAS and their respective boards of directors to comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended, with regard to an alternative transaction proposal that either may receive and to make other disclosures required by law or the fiduciary duties of the respective boards.

      Each of Symantec and VERITAS must promptly notify the other upon receipt of any alternative transaction proposal or any related request for nonpublic information or inquiry of the material terms and conditions of the proposal, request or inquiry, the identity of the person or group making the proposal, request or inquiry, and all related written materials provided in connection with the proposal, request or inquiry. The party receiving the proposal, request or inquiry must keep the other party informed in all material respects of the status and details of the proposal, request or inquiry and all written materials subsequently provided in connection with the proposal, request or inquiry. Symantec and VERITAS also agreed to generally provide the other party with 48 hours prior notice of any meeting of its board of directors at which its board of directors is reasonably expected to consider any alternative transaction proposal.

Superior Proposals

      If either Symantec or VERITAS receives an unsolicited bona fide written alternative transaction proposal that is determined to be or reasonably likely to result in, a superior proposal (as described below), then the party may furnish nonpublic information to and engage in negotiations with the third party making the alternative transaction proposal, as long as the Symantec or VERITAS board of directors (as applicable):

•	concludes in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law;

•	has given the other party prior notice of its intention to take such actions and the identity of the third party and material terms and conditions of the alternative transaction proposal; and

•	has not materially breached any of its obligations described in the first paragraph under the heading “— Symantec and VERITAS Prohibited from Soliciting Other Proposals.”

      For purposes of the merger agreement, a superior proposal is an alternative transaction proposal (substituting 50% for each reference to 20% or 80% described above) which the board of directors has in good faith determined (after consultation with its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the third party making the proposal:

•	is more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the merger agreement (after giving effect to any adjustments to the terms of the merger proposed by the other party in response to such alternative transaction proposal); and

•	is fully financed (or reasonably capable of being fully financed), reasonably likely to receive all required government approvals on a timely basis and otherwise reasonably capable of being closed on the terms proposed.

      In the event that either Symantec or VERITAS furnishes nonpublic information to a third party making an alternative transaction proposal, it is required to give the other party a copy of the information furnished to the third party. The third party must also enter into a confidentiality agreement with the third party on terms that are at least as restrictive as the terms contained in the confidentiality agreement entered into between Symantec and VERITAS.

Change of Recommendation

      Solely in response to the receipt of a superior proposal, the board of directors of VERITAS or Symantec may withhold, withdraw, amend, qualify or modify its recommendation in favor of, in the case of VERITAS, adoption of the merger agreement, and in the case of Symantec, approval of the issuance and reservation for issuance of Symantec common stock pursuant to the merger agreement and the charter amendments described in Proposal No. 2 below, if all of the following conditions are met:

•	the superior proposal has not been withdrawn and continues to be a superior proposal;

•	the stockholder vote at the VERITAS stockholders’ meeting or Symantec stockholders’ meeting, as applicable, has not occurred;

•	VERITAS or Symantec, as applicable, has:

•	provided to the other party four business days’ prior written notice stating expressly (1) that it has received a superior proposal, (2) the material terms and conditions of the superior proposal and the identity of the third party making the superior proposal, and (3) that it intends to withhold, withdraw, amend, qualify or modify its recommendation; and

•	if requested by the other party, engaged in good faith negotiations to amend the merger agreement in such a manner that the alternative transaction proposal no longer is a superior proposal;

•	the board of directors of VERITAS or Symantec, as applicable, has determined in good faith, after consultation with its outside legal counsel, that, in light of such superior proposal, the failure to withhold, withdraw, amend, qualify or modify its recommendation would be inconsistent with its fiduciary duties under applicable law; and

•	Symantec or VERITAS, as applicable, has complied with its obligations described under the heading “— Superior Proposals” and has not breached in any material respect any of the other provisions described under the heading “— Symantec and VERITAS Prohibited from Soliciting Other Proposals.”

Obligations of the Symantec Board of Directors and VERITAS Board of Directors with Respect to their Recommendations and Holding a Meeting of their Stockholders

      Both VERITAS and Symantec have agreed, as promptly as practical after the registration statement is deemed effective under the Securities Act, to give notice of, convene and hold stockholder meetings for their respective stockholders. Both parties will use reasonable best efforts to solicit from stockholders proxies in favor of, in the case of VERITAS, the adoption of the merger agreement, described in its Proposal No. 1, and, in the case of Symantec, the issuance and reservation for issuance of Symantec common stock pursuant to the merger agreement, described in its Proposal No. 1 and the charter amendments, described in its Proposal No. 2. These meetings may be postponed or adjourned to the extent necessary to ensure that any necessary supplement or amendment to this joint proxy statement/ prospectus is provided to stockholders in advance of a vote or if there are insufficient shares of VERITAS common stock or Symantec common stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Both VERITAS and Symantec have agreed to submit the adoption of the merger agreement (in the case of VERITAS) and the issuance of common stock pursuant to the merger agreement and the charter amendments (in the case of Symantec) to their stockholders, regardless of any withholding, withdrawal, amendment, qualification or modification of recommendation by the board of directors of VERITAS or Symantec.

Employee Benefits Matters

      Symantec has agreed to provide continuing VERITAS employees from and after the closing of the merger with employee benefits (other than benefits under stock option plans and employee stock purchase plans) no less favorable in the aggregate than the benefits provided to employees of Symantec who are similarly situated. As promptly as reasonably practicable following the closing date, continuing VERITAS employees will be eligible to participate in Symantec’s employee benefits plans and any plans of VERITAS that are continued past the closing date or assumed by Symantec.

      Continuing VERITAS employees will receive credit for their service with VERITAS under Symantec’s employee benefit plans and Symantec will waive eligibility requirements and or pre-existing condition limitations (to the extent required by law) under its welfare benefits plans and give effect to amounts previously paid in determining any deductible maximum out-of-pocket limitations (subject in each case to the terms and conditions of Symantec’s plans).

      Continuing VERITAS employees will be eligible to participate in the Symantec stock option plans and employee stock purchase plan pursuant to the terms of such plans. In addition, pursuant to the merger agreement, Symantec will determine, in good faith, whether to establish a special offering period running from the date of the merger to the commencement of the next offering period under Symantec’s employee stock purchase plan for continuing VERITAS employees.

Regulatory Filings; Antitrust Matters; Reasonable Efforts to Obtain Regulatory Approvals

      Each of Symantec, Carmel Acquisition Corp. and VERITAS agreed to use their reasonable best efforts to assist and cooperate with one another and to take all actions necessary to close the merger, including the following:

•	obtaining necessary consents and approvals from governmental entities in connection with the merger, including making filings or submissions required under the HSR Act, by the Department of Justice and Federal Trade Commission, or other antitrust laws of any applicable jurisdiction;

•	obtaining necessary consents, waivers or approvals from third parties;

•	defending against any lawsuits or similar proceedings that challenge the merger agreement; and

•	executing any other additional instruments necessary to complete the merger.

      Except as prohibited or restricted by applicable law, each of Symantec and VERITAS generally agreed to work cooperatively in obtaining required consents and approvals from governmental entities including by doing the following:

•	notifying each other of communications from governmental entities relating to the merger;

•	permitting the other to review and discuss in advance proposed written or oral communications with governmental entities relating to the merger;

•	to the extent practical, not participating in any governmental meeting before consulting with the other and, to the extent permitted by the governmental authority, giving the other the opportunity to participate; and

•	providing the other with necessary information and offer reasonable assistance in connection with a filing or submission made with any governmental entity.

Each of Symantec and VERITAS also agreed to take all reasonable action to ensure that no state anti-takeover laws apply to the merger agreement and if any become applicable, to ensure that the merger will be completed as promptly as practicable on the terms of the merger agreement.

Limitation on Divestiture

      Neither Symantec nor VERITAS will be required to hold separate or divest any of its assets or businesses or enter into any agreement or decree that would reasonably be expected to result in a material adverse effect on Symantec after the merger is complete, or that is not conditional on consummation of the merger.

VERITAS 0.25% Convertible Subordinated Notes due 2013

      Upon the closing of the merger, the VERITAS convertible subordinated notes will remain outstanding and will become convertible at the option of the holder, subject to their terms and conditions, into 24.3729 shares of Symantec common stock for each $1,000 principal amount of notes (assuming that no other event occurs which would cause any adjustment to the conversion feature of such notes in accordance with their terms). This amount is equal to the current conversion rate of 21.6802 multiplied by the exchange ratio offered in the merger of 1.1242. Holders of the notes are not entitled to vote in connection with the merger and do not need to take any action for this adjustment to occur. In addition, upon the closing of the merger, Symantec will guarantee the obligations of VERITAS under the notes. Holders of the VERITAS convertible subordinated notes are not entitled to vote in connection with the merger and do not need to take any action for this adjustment to occur. Upon the closing of the merger, Symantec and VERITAS will execute a supplemental indenture with U.S. Bank National Association, the trustee under the indenture governing the VERITAS convertible subordinated notes, to effect the conversion rate adjustment and the Symantec guarantee.

      As of the date of this joint proxy statement/prospectus, the notes are not convertible in accordance with their conditions to conversion. However, for the 15 days prior to the anticipated closing date of the merger, the notes will become convertible at the option of the holder, in accordance with their terms, into shares of VERITAS common stock (subject to VERITAS’ obligation to satisfy at least the principal amount of any notes converted in cash). In addition, for the 15 days after the closing of the merger, the conditions to conversion will be met and the notes will be convertible into shares of Symantec common stock as described above (subject to Symantec’s obligation to satisfy at least the principal amount of any notes converted in cash).

Symantec Corporate Governance

      On or prior to the effective time, the Symantec board of directors will cause the number of directors that will comprise the full board to be ten immediately following the effective time of the merger. Six members of the board of directors will be designated by Symantec prior to the closing of the merger, one of whom will be John Thompson, the Chief Executive Officer of Symantec. Four members of the board of directors will be designated by VERITAS prior to the closing of the merger, one of whom will be Gary Bloom, the Chief Executive Officer of VERITAS.

      Following the closing of the merger, Gary Bloom and three other members of the VERITAS board, who will be designated by VERITAS prior to the closing of the merger, will become members of Symantec’s board.

      On or prior to the effective time, the Symantec board of directors will cause the Symantec bylaws to be amended so that any change in the size of the board of directors prior to the first anniversary of the effective date will require approval of at least two-thirds of the entire Symantec board of directors. In addition, Symantec will cause each of the incoming directors from VERITAS to stand for reelection at the next annual meeting of its stockholders.

      Each of Symantec and VERITAS agree to cause each remaining director who is not named to the board of directors of the merged company to resign.

Conditions to Completion of the Merger

      The parties may not complete the merger until each of the following conditions is satisfied or waived:

•	Symantec stockholder approval and VERITAS stockholder approval has been obtained;

•	the waiting periods under the HSR Act with respect to the merger have been terminated or expired, any required approval of the merger by the European Commission has been obtained, and all other material foreign antitrust approvals have been obtained;

•	no judgment, decree, law, regulation or other restraint shall have been enacted or issued by any court or other governmental authority which prohibits, makes illegal or enjoins the transactions contemplated by the merger agreement;

•	the shares of Symantec common stock issuable to the stockholders of VERITAS or reserved for issuance upon the exercise of rights attached to assumed VERITAS options or exchangeable non-voting shares have been authorized for listing on the Nasdaq National Market; and

•	the certificate of amendment effecting the charter amendments described in Symantec Proposal No. 2 has been filed with and accepted by the Delaware Secretary of State.

      In addition, the obligation of each party to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the truth and correctness of the representations and warranties of the other party, generally subject to any exceptions that do not have, and would not reasonably be expected to have, a material adverse effect on the other party and other specified exceptions concerning representations and warranties about the other party’s capitalization and authorization to enter into the merger agreement;

•	the other party’s performance or compliance in all material respects with all of its obligations and covenants required by the merger agreement;

•	the preferred stock purchase rights under the other party’s stockholder rights agreement have not become non-redeemable, exercisable, distributed or triggered;

•	receipt of an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of the other party to the effect that the preceding conditions have been satisfied; and

•	receipt from its tax counsel of a written opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

      For purposes of the merger agreement, the term material adverse effect means, with respect to either of Symantec or VERITAS, any change, event, circumstance or effect that is materially adverse to the financial condition, businesses or results of operations of either Symantec or VERITAS and its subsidiaries taken as a whole. However, any change or event cause by or resulting from the following will not be deemed to have a material adverse effect:

•	changes in prevailing market conditions, in the United States or elsewhere;

•	changes or events affecting the industry in which the companies operate generally, except to the extent those changes have a materially disproportionate effect on either of Symantec or VERITAS and its subsidiaries relative to other similarly situated participants in the industry in which they operate;

•	changes in the trading prices of either company’s common stock;

•	changes in generally accepted accounting principles or requirements, changes in laws, rules, regulations or interpretations by any governmental entity, in each case, as applicable to either of Symantec or VERITAS;

•	the execution, delivery and performance of the merger agreement or the closing of any transaction contemplated by the merger agreement or the announcement of those transactions;

•	the failure by either of Symantec or VERITAS to meet revenue or earnings estimates; or

•	any acts of war or terrorism.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to completion of the merger by action of the board of directors of Symantec or VERITAS, as applicable, either before or after the requisite approvals of the stockholders of Symantec or VERITAS have been obtained under the following circumstances:

•	by mutual written consent of Symantec and VERITAS, as determined by the board of directors of each company;

•	by written consent of either Symantec or VERITAS (as authorized by the board of directors of Symantec or VERITAS, as applicable):

•	if the merger is not completed by June 30, 2005 (provided that the right to terminate the merger agreement for this reason will not be available to a party whose failure to comply with any provision of the merger agreement has been the cause of or resulted in the failure of the merger to be completed by June 30, 2005); or

•	if a governmental authority issues a final and nonappealable order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or

•	by either party upon a breach by the other party of a representation, warranty or covenant if as a result of such breach the closing conditions regarding accuracy of such representations and warranties and compliance with such covenants would not be satisfied and such breach is incapable of being cured or has not been cured within 30 days after written notice.

      The merger agreement may be terminated under the following circumstances only before the vote of the stockholders of Symantec or VERITAS has occurred:

•	by VERITAS if Symantec has failed to hold the Symantec stockholders meeting, effected a change of recommendation or approved or recommended any alternative transaction; or

•	by Symantec if VERITAS has failed to hold the VERITAS stockholders meeting, effected a change of recommendation or approved or recommended any alternative transaction.

      The merger agreement may be terminated under the following circumstances only after the requisite approvals of the stockholders of Symantec or VERITAS have been obtained:

•	if Symantec has failed to obtain the approval of its stockholders for the issuance and reservation for issuance of shares of common stock in the merger and the charter amendments described in Symantec Proposal No. 2; or

•	if VERITAS has failed to obtain the approval of stockholders to adopt the merger agreement.

Payment of Termination Fee

Termination Fees

      If either Symantec or VERITAS terminates the merger agreement because:

•	the board of directors of the other party fails to hold its stockholders’ meeting as provided in the merger agreement;

•	the board of directors of the other party effects a change of recommendation; or

•	the board of directors of the other party approves or recommends an alternative transaction proposal;

then a termination fee of $440 million will be payable to the terminating party by the other party within two business days after termination of the merger agreement.

      Additionally, in the event that either Symantec or VERITAS terminates the merger agreement because either:

•	its stockholders fail to adopt the merger agreement (in the case of VERITAS) or to approve the issuance and reservation of shares and amendment of the certificate of incorporation as described in Symantec Proposals No. 1 and No. 2 (in the case of Symantec) at the applicable special meeting;

•	the stockholders of the other party fail to adopt the merger agreement (in the case of VERITAS) or to approve the issuance and reservation of shares and amendment of the certificate of incorporation as described in Symantec Proposals No. 1 and No. 2 (in the case of Symantec) at the applicable special meeting; or

•	the other party commits an intentional breach of its representations, warranties, or covenants that would result in the failure of the closing conditions relating to its representations, warranties and covenants to be satisfied, and fails to cure that breach within the specified period;

and it is the case that both:

•	prior to termination of the merger agreement, a proposal for an alternative transaction is publicly announced by a third party (or otherwise made to a party, in the case of a termination resulting from an intentional breach by a party); and

•	within twelve months of termination, such party closes or enters into an agreement for an alternative transaction with a third party,

then a termination fee of $440 million will be payable by the party that closes or enters into an agreement for an alternative transaction with a third party.

Expenses

      All fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses. All fees and expenses associated with the filing and printing of the registration statement and this joint proxy statement/ prospectus and filings pursuant to the HSR Act and foreign antitrust laws will be borne equally by Symantec and VERITAS.

Amendment, Extension and Waiver of the Merger Agreement

      The merger agreement may be amended by mutual written consent of Symantec, VERITAS and Carmel Acquisition Corp., subject to all applicable laws. Any amendment proposed after obtaining the required approvals of the stockholders of Symantec and VERITAS may not be made without the further approval of those stockholders if it changes the amount or form of consideration to be delivered to VERITAS stockholders or stockholder approval is otherwise required by applicable law or the rules of the Nasdaq National Market.

      At any time prior to completion of the merger, either Symantec or VERITAS may extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

The Symantec board of directors unanimously recommends a vote FOR Proposal No. 1 to approve

the issuance and the reservation for issuance of up to                      shares of Symantec common
stock to holders of VERITAS securities pursuant to the merger agreement.

The VERITAS board of directors unanimously recommends a vote FOR
Proposal No. 1 to adopt the merger agreement.

SYMANTEC PROPOSAL NO. 2 —

AMENDMENT OF CERTIFICATE OF INCORPORATION TO INCREASE
THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK
AND TO AUTHORIZE ONE SHARE OF A CLASS OF SPECIAL VOTING STOCK

      On December 15, 2004, the board of directors of Symantec approved amendments to Symantec’s Amended and Restated Certificate of Incorporation, subject to stockholder approval, to increase the authorized number of shares of common stock of Symantec from 1,600,000,000 shares, $0.01 par value per share, to 3,000,000,000 shares, $0.01 par value per share, and to authorize one share of a class of special voting stock, $1.00 par value per share. The authorized number of shares of preferred stock will remain unchanged at 1,000,000 shares. If the stockholders approve the proposed amendments, Symantec will file with the Delaware Secretary of State a certificate of amendment reflecting the increase in the authorized number of shares of common stock and the one share of special voting stock. On February 8, 2005, 709,611,602 shares of Symantec common stock and options to purchase an aggregate of an additional 69,978,998 shares of Symantec common stock were issued and outstanding. As of February 8, 2005, an aggregate of 77,254,037 shares of Symantec common stock were reserved for future grants under Symantec’s existing equity incentive plans and employee stock purchase plan, no shares of preferred stock are shares issued or outstanding. A copy of the form of certificate of amendment is attached to this joint proxy statement/ prospectus as Annex D.

      The Symantec board believes that authorizing additional shares of common stock is required to enable Symantec to have sufficient shares of common stock authorized for issuance in the VERITAS merger and upon the exercise of options, warrants and other exchangeable or convertible securities whether currently outstanding or issued in the future. The Symantec board also believes that authorizing additional shares of common stock is essential to provide Symantec with the flexibility it needs to meet business needs and to take advantage of opportunities as they arise. The proposed increase in the number of authorized shares of common stock would also result in additional shares being available for stock splits and stock dividends, stock issuances for other corporate purposes, such as acquisitions of businesses or assets, increases in shares reserved for issuance pursuant to employee benefit plans, and sales of stock or convertible securities for capital raising purposes. Aside from the VERITAS merger, Symantec currently has no specific plans, arrangements or understandings with respect to the issuance of these additional shares.

      The Symantec board believes that authorizing the one share of a class of special voting stock, $1.00 par value per share, will enable Symantec to satisfy its obligations under the merger agreement.

      If Symantec’s stockholders approve the proposed amendments to the certificate of incorporation to increase the authorized shares of common stock, the Board may cause the issuance of additional shares of common stock without further stockholder approval, unless stockholder approval is otherwise required by law or the rules of any securities exchange on which the common stock is then listed. The additional shares would have rights identical to the currently outstanding common stock and no other change in the rights of stockholders is proposed. Current holders of common stock have no preemptive or similar rights, which means that they do not have a prior right to purchase any new issue of common stock in order to maintain their proportionate ownership thereof. The issuance of additional shares of common stock could decrease the proportionate equity interest and voting power of Symantec’s current stockholders and, depending on the price paid for the additional shares, could result in dilution in the book value of shares held by the current stockholders.

      The proposed amendments could have an anti-takeover effect, although that is not Symantec’s intention. For example, it may be possible for the board to delay or impede a takeover or transfer of control of Symantec by causing additional authorized shares to be issued to holders who might side with the board in opposing a takeover bid. The amendments, therefore, may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging the initiation of takeover attempts, the proposed amendments may limit the opportunity of stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. However, the Symantec board is not aware of any attempt or proposal to take over or transfer control of Symantec, and

Symantec is not proposing the amendments with the intent that they be used as a type of anti-takeover device.

      The Symantec board of directors unanimously recommends a vote FOR Proposal No. 2 to amend the certificate of incorporation to increase the authorized number of shares of common stock and authorize the one share of a class of special voting stock.

SYMANTEC PROPOSAL NO. 3 —

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

      If Symantec fails to receive a sufficient number of votes to approve either of Proposal No. 1 or Proposal No. 2, Symantec may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve either proposal that fails to receive a sufficient number of votes. Symantec currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1 and Proposal No. 2. If approval of the proposal to adjourn the Symantec special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of a majority of the votes cast at the special meeting by holders of shares of common stock present or represented by proxy and entitled to vote thereon.

The Symantec board of directors unanimously recommends that Symantec’s stockholders vote FOR Proposal No. 3 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 and Proposal No. 2.

VERITAS PROPOSAL NO. 2 —

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

      If VERITAS fails to receive a sufficient number of votes to approve Proposal No. 1, VERITAS may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal No. 1. VERITAS currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1. If approval of the proposal to adjourn the VERITAS special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of holders of a majority of the votes of the outstanding shares of VERITAS common stock and the VERITAS special voting stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote thereon, that are voted for or against Proposal No. 2.

The VERITAS board of directors unanimously recommends that VERITAS’ stockholders vote FOR Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present,

to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined balance sheet as of December 31, 2004 and the unaudited pro forma condensed combined statements of operations for the year ended March 31, 2004 and the nine months ended December 31, 2004 are based on the historical financial statements of Symantec and VERITAS after giving effect to the merger as a purchase of VERITAS by Symantec using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

      Symantec and VERITAS have different fiscal year ends. Accordingly, the unaudited pro forma condensed combined balance sheet combines Symantec’s historical consolidated balance sheet as of December 31, 2004 with VERITAS’ historical consolidated balance sheet as of September 30, 2004, giving effect to the merger as if it had occurred on December 31, 2004. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2004 combines Symantec’s historical consolidated statement of operations for the year then ended with VERITAS’ historical consolidated statement of operations for the year ended December 31, 2003. The unaudited pro forma condensed combined statement of operations for the nine months ended December 31, 2004 combines Symantec’s historical consolidated statement of operations for the nine months then ended with VERITAS’ historical consolidated statement of operations for the nine months ended September 30, 2004. The unaudited pro forma condensed combined statements of operations give effect to the merger as if it had occurred on April 1, 2003.

      VERITAS’ historical consolidated financial statements for the year ended December 31, 2003 included elsewhere in this joint proxy statement/ prospectus included a cumulative effect of an accounting change as a result of adoption in July 2003 of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The cumulative effect of this accounting change has been excluded from VERITAS’ historical financial information for the year ended December 31, 2003 included in these unaudited pro forma condensed combined financial statements.

      The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of VERITAS acquired in connection with the merger, based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of VERITAS that exist as of the date of completion of the merger.

      Further, the unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities that may result from integration activities, as management of Symantec and VERITAS are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to VERITAS employees, costs of vacating some facilities (leased or owned) of VERITAS, or other costs associated with exiting activities of VERITAS that would affect amounts in the pro forma financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, Symantec may incur significant restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs related to Symantec employees, costs of vacating some facilities (leased or owned) of Symantec, or other costs associated with exiting activities of Symantec. Any such restructuring charges would be recorded as an expense in the consolidated statement of operations in the period in which they were incurred. Since the final intrinsic value associated with deferred stock-based compensation will be calculated at the closing date of the merger, the amount allocated to this item could change materially depending on the price of Symantec common stock or the number of VERITAS unvested options and restricted stock units outstanding as of the time of the closing of the merger.

      There were no significant intercompany balances and transactions between Symantec and VERITAS as of the dates and for the periods of these pro forma condensed combined financial statements. Certain reclassification adjustments have been made to conform Symantec’s and VERITAS’ historical reported balances to the pro forma condensed combined financial statement basis of presentation.

      These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. They do not include liabilities that may result from integration activities which are not presently estimable as discussed above. Amounts preliminarily allocated to intangible assets with definite lives may change significantly, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. The impact of ongoing integration activities, the timing of completion of the merger and other changes in VERITAS’ net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

      The unaudited pro forma condensed combined financial statements have been prepared by the managements of Symantec and VERITAS for illustrative purposes only and are not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had Symantec and VERITAS been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, Symantec’s historical consolidated financial statements included in its Annual Report on Form 10-K for its year ended March 31, 2004 and in its Form 10-Q for its quarter ended December 31, 2004, both of which are incorporated herein by reference, and VERITAS’ historical consolidated financial statements for the year ended December 31, 2003 and for the nine months ended September 30, 2004, both included elsewhere in this joint proxy statement/ prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

OF SYMANTEC AND VERITAS

As of December 31, 2004

	Historical
					Pro Forma		Pro Forma
	Symantec	VERITAS	Reclassifications		Adjustments		Combined

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$657,290	$626,291	$—		$—		$1,283,581
Short-term investments	2,286,712	1,912,939	—		—		4,199,651
Trade accounts receivable, net	324,488	205,209	38,736	D	—		568,433
Inventories	21,884	—	—		—		21,884
Current deferred income taxes	141,105	34,230	—		—		175,335
Other current assets	65,801	73,447	—		—		139,248

Total current assets	3,497,280	2,852,116	38,736		—		6,388,132
Property and equipment, net	386,092	574,850	—		26,276	(i)	987,218
Acquired product rights, net	138,014	—	—		1,182,100	(h)	1,320,114
Other intangible assets, net	—	160,824	32,439	A	(149,250	)(a)	1,523,239
			(11,574	)C	1,490,800	(h)
Goodwill	1,373,815	1,983,006	—		(1,983,006	)(b)	10,282,129
			—		8,908,314	(n)
Other long-term assets	48,904	23,414	(32,439	)A	—		51,453
			11,574	C	—
Deferred income taxes	—	57,196	(57,196	)B	—		—

	$5,444,105	$5,651,406	$(18,460)		$9,475,234		$20,552,285

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$82,874	$44,319	$—		$—		$127,193
Payable for repurchase of common stock	—	23,365	—		—		23,365
Accrued compensation and benefits	116,214	125,359	—		—		241,573
Current deferred revenue	1,181,350	418,157	38,736	D	(281,893	)(j)	1,356,350
Other accrued expenses	88,068	92,379	—		27,000	(g)	211,632
			—		4,185	(k)
Income taxes payable	190,132	138,323	—		—		328,455
Current portion of long-term debt	—	380,630	—		—		380,630

Total current liabilities	1,658,638	1,222,532	38,736		(250,708)		2,669,198
Convertible subordinated notes	—	520,000	—		(10,000	)(l)	510,000
Long-term deferred revenue	112,623	—	—		—		112,623
Long-term deferred tax liabilities	53,014	—	(57,196	)B	903,666	(o)	899,484
Accrued acquisition and restructuring costs	—	49,808	—		—		49,808
Other long-term obligations	5,153	24,404	—		9,359	(k)	38,916
Stockholders’ equity:
Common stock	7,078	429	—		(429	)(c)	12,059
			—		4,981	(d)
Capital in excess of par value	2,372,144	4,949,905	—		(4,949,905	)(c)	15,405,354
			—		12,337,304	(d)
			—		695,906	(e)
Accumulated other comprehensive income	256,247	7,576	—		(7,576	)(c)	256,247
Deferred stock-based compensation	(23,914)	(27,889)	—		27,889	(c)	(163,226)
			—		(139,312	)(f)
Retained earnings (accumulated deficit)	1,003,122	(1,095,359)	—		1,095,359	(c)	761,822
			—		(241,300	)(m)

Total stockholders’ equity	3,614,677	3,834,662	—		8,822,917		16,272,256

	$5,444,105	$5,651,406	$(18,460)		$9,475,234		$20,552,285

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

OF SYMANTEC AND VERITAS

For the Year Ended March 31, 2004

	Historical
			Pro Forma		Pro Forma
	Symantec	VERITAS	Adjustments		Combined

	(In thousands, except per share data)
Net revenues	$1,870,129	$1,747,087	$—		$3,617,216
Cost of revenues (pro forma combined amount includes amortization of stock-based compensation of $8,359)	327,554	313,555	(35,267	)(p)	908,756
			(125	)(q)
			294,580	(t)
			8,359	(v)
			(257	)(w)
			357	(x)

Gross profit	1,542,575	1,433,532	(267,647)		2,708,460

Operating expenses:
Research and development	252,284	301,880	(1,994	)(q)	552,506
			(286	)(w)
			622	(x)
Sales and marketing	660,573	533,974	(479	)(q)	1,194,218
			(138	)(w)
			288	(x)
General and administrative	94,645	156,044	(82	)(q)	247,465
			(3,504	)(w)
			362	(x)
Amortization of other intangibles from acquisitions	2,954	35,249	(35,249	)(r)	186,922
			183,968	(u)
Amortization of deferred stock-based compensation(1)	—	—	47,367	(v)	47,367
Acquired in-process research and development	3,710	19,400	(19,400	)(s)	3,710
Restructuring expense	907	—	—		907
Patent settlement	13,917	—	—		13,917

Total operating expenses	1,028,990	1,046,547	171,475		2,247,012

Operating income	513,585	386,985	(439,122)		461,448
Interest and other income, net	40,254	43,613	—		83,867
Interest expense	(21,164)	(30,401)	(1,250	)(y)	(52,815)
Income, net of expense, from sale of technologies and product lines	9,547	—	—		9,547
Loss on extinguishment of debt	—	(4,714)	—		(4,714)
Loss on strategic investments	—	(3,518)	—		(3,518)

Income before income taxes	542,222	391,965	(440,372)		493,815
Provision for income taxes	171,603	38,243	(132,924	)(z)	76,922

Net income	$370,619	$353,722	$(307,448)		$416,893

Net income per share:
Basic	$0.61	$0.84			$0.38
Diluted	$0.54	$0.81			$0.36
Shares used to compute net income per share(2):
Basic	611,970	420,754			1,084,982
Diluted	719,110	434,446			1,207,514

(1)	Amortization of stock-based compensation is allocated as follows:

Research and development	$19,114
Sales and marketing	15,882
General and administrative	12,371

$47,367

(2)	Shares used to compute pro forma combined net income per share are equal to Symantec historical shares plus VERITAS historical shares multiplied by the exchange ratio.

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

are an integral part of these financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

OF SYMANTEC AND VERITAS

For the Nine Months Ended December 31, 2004

	Historical
			Pro Forma		Pro Forma
	Symantec	VERITAS	Adjustments		Combined

	(In thousands, except per share data)
Net revenues	$1,870,171	$1,467,439	$—		$3,337,610
Cost of revenues (pro forma combined amount includes amortization of stock-based compensation of $6,269)	330,978	237,203	(12,255	)(p)	728,316
			(364	)(q)
			166,410	(t)
			6,269	(v)
			(193	)(w)
			268	(x)

Gross profit	1,539,193	1,230,236	(160,135)		2,609,294

Operating expenses:
Research and development	241,989	250,700	(2,444	)(q)	490,498
			(214	)(w)
			467	(x)
Sales and marketing	616,395	447,655	(4,440	)(q)	1,059,722
			(104	)(w)
			216	(x)
General and administrative	81,773	143,679	(792	)(q)	222,304
			(2,628	)(w)
			272	(x)
Amortization of other intangibles from acquisitions	3,656	6,192	(6,192	)(r)	141,632
			137,976	(u)
Amortization of deferred stock-based compensation(1)	1,680	—	35,525	(v)	37,205
Acquired in-process research and development	3,480	11,900	(11,900	)(s)	3,480
Restructuring expense (reversal)	2,776	(9,648)	—		(6,872)

Total operating expenses	951,749	850,478	145,742		1,947,969

Operating income	587,444	379,758	(305,877)		661,325
Interest and other income, net	34,515	35,425	—		69,940
Interest expense	(12,323)	(18,157)	(938	)(y)	(31,418)
Gain on strategic investments	—	7,496	—		7,496

Income before income taxes	609,636	404,522	(306,815)		707,343
Provision for income taxes	193,159	121,805	(96,675	)(z)	218,289

Net income	$416,477	$282,717	$(210,140)		$489,054

Net income per share:
Basic	$0.65	$0.65			$0.43
Diluted	$0.58	$0.64			$0.40
Shares used to compute net income per share(2):
Basic	644,428	431,933			1,130,007
Diluted	738,053	441,936			1,234,877

(1)	Amortization of stock-based compensation is allocated as follows:

Research and development	$1,219	$15,555
Sales and marketing	—	11,911
General and administrative	461	9,739

	$1,680	$37,205

(2)	Shares used to compute pro forma combined net income per share are equal to Symantec historical shares plus VERITAS historical shares multiplied by the exchange ratio.

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

are an integral part of these financial statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

      On December 15, 2004, Symantec and VERITAS entered into a definitive agreement under which VERITAS will become a wholly owned subsidiary of Symantec in a transaction to be accounted for using the purchase method. The total estimated purchase price of approximately $13.1 billion includes Symantec common stock valued at $12.3 billion, assumed stock options and restricted stock units with a fair value of $696 million and estimated direct transaction costs of $27 million.

      The unaudited pro forma condensed combined financial statements assume the issuance of approximately 477 million shares of Symantec common stock, excluding shares of treasury stock retained, based on an exchange ratio of 1.1242 shares of Symantec common stock for each outstanding share of VERITAS common stock as of December 31, 2004. The actual number of shares of Symantec common stock to be issued will be determined based on the actual number of shares of VERITAS common stock outstanding and held in the treasury at the completion of the merger. The average market price per share of Symantec common stock of $25.87 is based on an average of the closing prices for a range of trading days (December 14, 2004 through December 20, 2004, inclusive) around the announcement date (December 16, 2004) of the proposed transaction.

      Under the terms of the agreement, each outstanding option to purchase VERITAS common stock with an exercise price equal to or less than $49.00, and each additional option required to be assumed by applicable law, will be assumed by Symantec and converted into an option to purchase Symantec common stock. All other options to purchase shares of VERITAS common stock not exercised prior to the merger will be canceled immediately prior to the merger and will not be converted or assumed by Symantec. Based on the VERITAS stock options outstanding at December 31, 2004, Symantec would assume options to purchase approximately 62.2 million shares of Symantec common stock. The actual number of stock options to be assumed will be determined based on the actual number of VERITAS stock options outstanding at the completion of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 45%; risk-free interest rate of 3.4%, expected life of 3.5 years and dividend yield of zero. In addition, Symantec will exchange Symantec restricted stock units for all of the VERITAS outstanding restricted stock units, after applying the exchange ratio. Based on the total number of VERITAS restricted stock units outstanding at December 31, 2004, Symantec would exchange approximately 400,000 restricted stock units for the outstanding VERITAS restricted stock units. The actual number of restricted stock units to be exchanged will be determined based on the actual number of VERITAS restricted stock units outstanding at the completion of the merger. The fair value of the outstanding restricted stock units was determined based on their intrinsic value at December 31, 2004.

      The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary because the proposed merger has not yet been completed. The actual purchase price will be based on the Symantec shares issued to VERITAS stockholders, the options to purchase VERITAS stock assumed by Symantec and the restricted stock units exchanged on the closing date of the merger. The final allocation of the purchase price will be based on VERITAS’ assets and liabilities on the closing date.

      The preliminary estimated total purchase price of the merger is as follows (in thousands):

Value of Symantec stock issued, net of treasury stock retained	$12,342,285
Estimated fair value of options assumed and restricted stock units exchanged	695,906
Direct transaction costs	27,000

Total preliminary estimated purchase price	$13,065,191

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

      Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to VERITAS’ net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The management of Symantec and VERITAS have allocated the preliminary estimated purchase price based on preliminary estimates that are described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary purchase price and the estimated useful lives and first year amortization associated with certain assets is as follows (in thousands):

		First Year		Estimated
	Amount	Amortization		Useful Life

Net tangible assets	$2,007,031	$1,629	(1)	n/a
Identifiable intangible assets:
Acquired product rights	1,182,100	294,580		1-5 years
Customer contracts and relationships	1,395,500	174,438		8 years
Trade name	95,300	9,530		10 years
Goodwill	8,908,314	—		n/a
Net deferred tax liability	(903,666)	—		n/a
In-process research and development	241,300	—		n/a
Deferred stock-based compensation	139,312	55,726		2.5 years (2)

Total preliminary estimated purchase price	$13,065,191	$535,903

(1)	First year amortization of net tangible assets relates to the increase in depreciation expense resulting from the adjustment to fair value of the buildings.

(2)	Estimated weighted-average remaining vesting period.

      A preliminary estimate of $2.0 billion has been allocated to net tangible assets acquired and approximately $2.7 billion has been allocated to amortizable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

      Identifiable intangible assets. Acquired product rights include developed and core technology, patents and backlog. Developed technology relates to VERITAS’ products across all of their product lines that have reached technological feasibility. Core technology and patents represent a combination of VERITAS processes, patents and trade secrets developed through years of experience in design and development of their products. Backlog relates to firm customer orders that generally are scheduled for delivery within one year. Symantec expects to amortize the fair value of the backlog on a straight-line basis over a one-year life and expects to amortize the fair value of all other acquired product rights on a straight-line basis over an average estimated life of 5 years.

      Customer contracts and relationships represent existing contracts that relate primarily to underlying customer relationships. Symantec expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of 8 years.

      Trade name relates to the VERITAS trade name, which Symantec expects to amortize on a straight-line basis over an estimated life of 10 years.

      Goodwill. Approximately $8.9 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

      In-process research and development. A preliminary estimate of $241 million has been allocated to in-process research and development and will be charged to expense in the period during which the merger is completed. Due to its non-recurring nature, the in-process research and development expense has been excluded from the unaudited pro forma condensed combined statements of operations.

      VERITAS is currently developing new products in multiple product areas that qualify as in-process research and development. Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development.

      VERITAS is currently involved in numerous research and development projects, which are focused on developing new products, integrating new technologies, improving product performance and broadening features and functionalities. There is a risk that these development efforts and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality.

      The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by VERITAS and its competitors.

      The rate utilized to discount the net cash flows to their present value was based on VERITAS’ weighted average cost of capital. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 13.3% was deemed appropriate for valuing the in-process research and development.

      The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. In addition, some projects which are currently in process may not be in process at completion of the merger and new projects may be started prior to completion of the merger which may be in process at the completion of the merger. Accordingly, actual results may vary from the projected results.

2.	Convertible Subordinated Notes

      Upon the closing of the merger, the VERITAS convertible subordinated notes will remain outstanding and will become convertible at the option of the holder, subject to their terms and conditions, into 24.3729 shares of Symantec common stock for each $1,000 principal amount of notes (assuming that no other event occurs which would cause any adjustment to the conversion feature of such notes in accordance with their terms). This amount is equal to the current conversion rate of 21.6802 multiplied by the exchange ratio offered in the merger of 1.1242. Holders of the notes are not entitled to vote in connection with the merger and do not need to take any action for this adjustment to occur. In addition, upon the closing of the merger, Symantec will guarantee the obligations of VERITAS under the notes.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

      As of the date of this joint proxy statement/prospectus, the notes are not convertible in accordance with their conditions to conversion. However, for the 15 days prior to the anticipated closing date of the merger, the notes will become convertible at the option of the holder, in accordance with their terms, into shares of VERITAS common stock (subject to VERITAS’ obligation to satisfy at least the principal amount of any notes converted in cash). In addition, for the 15 days after the closing of the merger, the conditions to conversion will be met and the notes will be convertible into shares of Symantec common stock as described above (subject to Symantec’s obligation to satisfy at least the principal amount of any notes converted in cash).

3.	Reclassifications

      Certain reclassification adjustments have been made to conform Symantec’s and VERITAS’ historical reported balances to the pro forma combined condensed financial statement basis of presentation. The reclassifications are as follows:

A To reclassify Symantec’s other intangible assets to a separate line item

B To reclassify VERITAS’ long-term deferred tax asset against the long-term deferred tax liability
C To reclassify VERITAS’ patents and licenses to other assets
D To reclassify VERITAS’ deferred revenue that was netted against accounts receivable.

4.	Pro Forma Adjustments

      Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to VERITAS’ net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and deferred stock-based compensation, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments.

      There were no significant intercompany balances and transactions between Symantec and VERITAS as of the dates and for the periods of these pro forma condensed combined financial statements.

      The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Symantec and VERITAS filed consolidated income tax returns during the periods presented.

      The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities that may result from integration activities, as management of Symantec and VERITAS are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to VERITAS employees, costs of vacating some facilities (leased or owned) of VERITAS, or other costs associated with exiting activities of VERITAS that would affect amounts in the unaudited pro forma condensed combined financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, Symantec may incur significant restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs related to Symantec employees, costs of vacating some facilities (leased or owned) of Symantec, and other costs associated with exiting activities of Symantec. Any such restructuring charges would be recorded as an expense in the consolidated statement of operations in the period in which they were incurred.

      Symantec has not identified any pre-merger contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

      The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a)	To eliminate VERITAS’ historical intangible assets

(b)	To eliminate VERITAS’ historical goodwill

(c)	To eliminate VERITAS’ equity

(d)	To record the fair value of Symantec shares exchanged in the transaction, net of treasury stock retained.

(e)	To record the fair value of VERITAS stock options assumed and restricted stock units exchanged

(f)	To record deferred stock-based compensation related to unvested VERITAS stock options assumed and unvested restricted stock units exchanged

(g)	To accrue the direct costs of the transaction

(h)	To record the fair value of VERITAS’ identifiable intangible assets

(i)	To adjust VERITAS’ land and buildings to fair value

(j)	To record the fair value of the legal performance obligations under VERITAS’ existing contracts and to eliminate any remaining deferred revenue

(k)	To record VERITAS’ lease obligation in excess of fair value

(l)	To reduce VERITAS’ debt to fair value

(m)	To record the effect of the write off of in-process research and development

(n)	To record goodwill

(o)	To record the deferred tax liability related to the identifiable intangible assets

(p)	To eliminate VERITAS’ historical amortization of developed technology

(q)	To eliminate VERITAS’ historical amortization of deferred stock-based compensation

(r)	To eliminate VERITAS’ historical amortization of other intangible assets

(s)	To eliminate VERITAS’ historical write off of in-process research and development

(t)	To amortize acquired product rights

(u)	To amortize other intangible assets

(v)	To amortize deferred stock-based compensation

(w)	To amortize the lease obligation in excess of fair value

(x)	To record additional depreciation expense on buildings as a result of adjustment to fair value

(y)	To amortize discount on convertible subordinated debt as a result of adjustment to fair value

(z)	To adjust tax provision to reflect the effect of the pro forma adjustments

5.	Pro Forma Net Income Per Share

      The pro forma basic and diluted net income per share are based on the number of Symantec shares used in computing basic and diluted net income per share plus the number of VERITAS shares used in computing basic and diluted net income per share multiplied by the exchange ratio. All Symantec historical and pro forma per-share amounts reflect the retroactive effects of all Symantec stock splits including the two-for-one stock split in the form of a stock dividend effective November 30, 2004.

DESCRIPTION OF SYMANTEC’S COMMON STOCK AND

SPECIAL VOTING STOCK

Common Stock

      As of February 8, 2005, the authorized common stock of Symantec consisted of 1,600,000,000 shares of common stock, of which 709,611,602 shares were issued and outstanding.

      Dividend Rights. Subject to preferences that may apply to shares of Symantec preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as Symantec’s board may from time to time determine. To date, Symantec has not paid any cash dividends.

      Voting Rights. Each holder of shares of Symantec common stock is entitled to one vote for each share held on all matters submitted to a vote of Symantec stockholders. Cumulative voting for the election of directors is not provided for in Symantec’s certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

      No Preemptive or Similar Rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

      Right to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding-up of the company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Symantec common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock.

      Anti-Takeover Provisions. The provisions of the Delaware General Corporation Law, or DGCL, Symantec’s certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Symantec.

      Symantec is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

      In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Symantec has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Symantec.

      In addition, provisions of Symantec’s certificate of incorporation and bylaws described below under the captions “Comparison of Rights of Holders of VERITAS Common Stock and Symantec Common Stock — Election of Board of Directors” and “— Preferred Stock” may also have the effect of delaying, deferring or discouraging another person from acquiring control of Symantec.

      Transfer Agent. The transfer agent for Symantec common stock is Equiserve Trust Company.

      Listing. Symantec common stock is quoted on the Nasdaq National Market under the symbol “SYMC.”

      Stockholder Rights Agreement. In connection with the Rights Agreement, dated as of August 12, 1998, by and between Symantec and BankBoston, N.A., as rights agent, Symantec’s board of directors declared a dividend of one preferred share purchase right for each share of Symantec common stock outstanding on August 21, 1998. In addition, one right is issued with each share of common stock issued by Symantec between that date and the earliest of the distribution date described below, the date the rights are redeemed or the date the rights expire. Each right entitles the holder, under certain circumstances, to purchase from Symantec one eight-thousandth of a share of Symantec’s Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $18.75 per one eight-thousandth of a share of Series A Junior Participating Preferred Stock, subject to adjustment.

      Initially, the rights are attached to outstanding certificates representing Symantec common stock, and no separate certificates representing the rights are distributed. The rights will separate from Symantec common stock, be represented by separate certificates and will become exercisable upon the earlier of:

•	ten days following a public announcement or disclosure that a person or group has acquired beneficial ownership of 20% or more of Symantec’s outstanding common stock; or

•	ten business days after someone announces they intend to commence a tender offer or exchange offer for 20% or more of Symantec’s outstanding common stock.

      The merger between Symantec and VERITAS will not cause the rights to become exercisable.

      If the rights become exercisable, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of Symantec common stock having a then-current value of twice the exercise price of the right. If, after the rights become exercisable, Symantec agrees to merge into another entity or it sells more than 50% of its assets, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of Symantec common stock of such entity having a then-current value of twice the exercise price.

      Symantec may exchange the rights at a ratio of one share of common stock for each right (other than rights held by an acquiring party) at any time after a person or group acquires 20% or more of Symantec’s common stock but before such person acquires 50% or more of Symantec’s common stock. Symantec may also redeem the rights at its option at a price of $0.001 per right at any time before a person or group has acquired 20% or more of Symantec’s common stock. Unless Symantec’s board of directors extends the expiration date, the rights expire on the earliest of August 12, 2008, an exchange or redemption of the rights as described above, or the closing of a merger as described above.

      The Rights Agreement approved by the board of directors is designed to protect and maximize the value of Symantec’s outstanding equity interests in the event of an unsolicited attempt to acquire Symantec in a manner or on terms not approved by the board of directors and that prevent Symantec’s stockholders from realizing the full value of their shares of Symantec common stock. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Symantec that is deemed undesirable by Symantec’s board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire Symantec on terms or in a manner not approved by Symantec’s board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Special Voting Stock

      Upon the closing of the merger, the holder of the one share of VERITAS special voting stock will receive one share of Symantec special voting stock. The share of VERITAS special voting stock was issued pursuant to the acquisition of TeleBackup Systems Inc. by VERITAS in 1999, in which the holders of shares of TeleBackup Systems Inc. received exchangeable non-voting shares of TeleBackup Exchangeco Inc., a subsidiary of VERITAS. If the merger is closed, each outstanding exchangeable non-voting share of TeleBackup Exchangeco Inc., will remain outstanding and become exchangeable for 5.0589 shares of Symantec common stock.

      The share of Symantec special voting stock will be held in trust for the benefit of holders of TeleBackup Exchangeco Inc. exchangeable non-voting shares.

      Dividend Rights. The holder of the Symantec special voting stock will not be entitled to receive any dividends.

      Voting Rights. The Symantec special voting stock will entitle the trustee to cast, in respect of each matter before the stockholders at any regular or special meeting, an aggregate number of votes equal to the number of exchangeable non-voting shares outstanding as of the applicable record date. The trustee will vote the Symantec special voting stock, in respect of each matter, in proportion to the directions received from the holders of the exchangeable non-voting shares. The Symantec common stock and the Symantec special voting stock will vote as a single class on all matters.

      No Preemptive or Similar Rights. The Symantec special voting stock is not entitled to preemptive rights and is not subject to conversion or redemption.

      Right to Receive Liquidation Distributions. The holder of the Symantec special voting stock will not be entitled to receive any assets of Symantec upon liquidation.

COMPARISON OF RIGHTS OF HOLDERS OF

VERITAS COMMON STOCK AND SYMANTEC COMMON STOCK

      Upon the closing of the merger, the VERITAS stockholders will become stockholders of Symantec and the rights of VERITAS stockholders will no longer be defined and governed by the VERITAS certificate of incorporation and bylaws. Instead, each VERITAS stockholder’s rights as a stockholder of Symantec will be defined by the Symantec certificate of incorporation and bylaws. The following is a summary of the material differences between the rights of holders of VERITAS common stock and the rights of holders of Symantec common stock. Symantec and VERITAS have determined that there will be no material differences between the rights of the holder of the VERITAS special voting share and the Symantec special voting share. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important or that you deem important do not exist. This summary, therefore, is qualified by reference to the General Corporation Law of the State of Delaware, VERITAS’ certificate of incorporation and bylaws, and Symantec’s certificate of incorporation and bylaws. You should carefully read this entire proxy statement/ prospectus and any other documents to which we refer for a more complete understanding of the differences between being a stockholder of VERITAS and being a stockholder of Symantec.

      VERITAS and Symantec are both incorporated under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of VERITAS common stock and Symantec common stock arise primarily from differences in their respective certificates of incorporation and bylaws.

VERITAS	Symantec
AUTHORIZED CAPITAL STOCK
The VERITAS certificate of incorporation authorizes:
  • 2,000,000,000 shares of common stock, $0.001 par value per share
  • 10,000,000 shares of preferred stock, $0.001 par value per share, all      designated as Series A Junior Participating Preferred Stock
• 1 share of special voting stock, $1.00 par value per share	The Symantec certificate of incorporation authorizes:
  • 1,600,000,000 shares of common stock, $0.01 par value per      share
  • 1,000,000 shares of preferred stock, $0.01 par value per share
     • 375,000 designated as Series A Junior Participating Preferred      Stock
If Proposal Number 2 is approved, Symantec’s Restated Certificate of Incorporation will authorize:
  • 3,000,000,000 shares of common stock
  • 1,000,000 shares of preferred stock
     • 375,000 designated as Series A Junior Participating Preferred      Stock
• 1 share of special voting stock, $1.00 par value per share

VERITAS	Symantec
NUMBER AND ELECTION OF DIRECTORS
The VERITAS certificate of incorporation and bylaws provide for a staggered board of directors, and provide that the number of directors will, upon VERITAS first having more than one stockholder, be nine, and thereafter will be fixed from time to time exclusively by the board pursuant to a resolution adopted by the majority vote of the whole board. The board is to be divided into three classes, as nearly equal in number as reasonably possible, with the term of each class to expire at each third succeeding annual meeting of stockholders after the corresponding election.	The Symantec bylaws provide that the board of directors will consist of one or more members, with changes in the number of directors permitted exclusively by a resolution of the board of directors. Currently, the number of authorized directors is eight and such number will be increased to ten in connection with the merger. All directors stand for election at each annual meeting of stockholders.
REMOVAL OF DIRECTORS
The VERITAS certificate of incorporation provides that, subject to the rights of any holders of any series of VERITAS preferred stock outstanding, any director, or the entire board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares entitled to vote at an election of directors, voting together as a single class.	The Symantec bylaws provide that, subject to the rights of any holders of Symantec preferred stock then outstanding, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
FILLING VACANCIES ON THE BOARD
The VERITAS certificate of incorporation provides that, subject to the rights of any holders of any series of VERITAS preferred stock outstanding, vacancies in the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Directors so chosen will hold office for a term expiring when the term of the class of directors to which they have been chosen expires or until their earlier death, retirement, resignation or removal. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.	The Symantec bylaws provide that, subject to the rights of any holders of Symantec preferred stock then outstanding, vacancies may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

VERITAS	Symantec
STOCKHOLDER ACTION BY WRITTEN CONSENT
The VERITAS certificate of incorporation provides that the stockholders may not act by written consent.	The Symantec bylaws provide that unless otherwise provided in the certificate of incorporation, any action required or which may be taken at any annual or special meeting of stockholders may be taken without a meeting if a written consent is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take such action.
ABILITY TO CALL SPECIAL MEETINGS
The VERITAS bylaws provide that the Chairman of the Board, the Chief Executive Officer or a majority of the members of the board of directors may call a special meeting of stockholders for any purpose or purposes.	The Symantec bylaws provide that the Chairman of the Board, the President or the board of directors may call a special meeting of stockholders for any purpose or purposes.

AMENDMENT OF CERTIFICATE OF INCORPORATION

The VERITAS certificate of incorporation provides that the affirmative vote of two-thirds of the voting power of the outstanding stock is required to amend, repeal or adopt any provision that is inconsistent with provisions relating to directors, the bylaws, actions of the stockholders and the amendment of the certificate of incorporation.

Otherwise, Section 242 of the DGCL requires that the amendment first be proposed by the directors and then approved by the majority of the outstanding shares entitled to vote.	The Symantec certificate of incorporation does not contain a comparable provision regarding amendments to the certificate of incorporation.

Section 242 of the DGCL requires that the amendment first be proposed by the directors and then approved by the majority of the outstanding shares entitled to vote.
AMENDMENT OF BYLAWS
The VERITAS certificate of incorporation provides that the board of directors has the power to adopt, amend or repeal VERITAS’ bylaws. The stockholders also have the power to adopt, amend or repeal the bylaws, provided that the affirmative vote of holders of at least two-thirds of the voting power of outstanding stock is attained.	The Symantec certificate of incorporation provides that stockholders holding a majority of the corporation’s outstanding voting stock have the power to adopt, amend or repeal Symantec’s bylaws. The board of directors also has the power to adopt, amend or repeal Symantec’s bylaws, except as such power may be expressly limited by bylaws adopted by Symantec’s stockholders.

VERITAS	Symantec
LIMITATIONS ON LIABILITY OF DIRECTORS
The VERITAS certificate of incorporation provides that, to the fullest extent permitted by law, no director of VERITAS will be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of VERITAS will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.	The Symantec certificate of incorporation provides that a director of Symantec will not be personally liable to Symantec or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability(1) for any breach of the director’s duty of loyalty to Symantec or its stockholders,(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,(3) under Section 174 of the Delaware General Corporation Law or(4) for any transaction from which the director derived an improper personal benefit.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
VERITAS’ bylaws provide that VERITAS will indemnify each person to the full extent of the law against expenses (including attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred and arising by reason of the fact that such person is or was an agent of VERITAS; provided, however, that VERITAS will provide indemnity to any such person seeking indemnity in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors.

VERITAS’ bylaws further provide that VERITAS will pay the expenses of its directors and officers incurred in any such proceedings in advance of any final disposition. However, such advances will only be made if the director or officer agrees to repay any such advances if it is determined that the director or officer was not entitled to indemnification. Likewise, VERITAS is not required to advance expenses to any director or officer against whom VERITAS brings a claim alleging a breach of the duty of loyalty, the commission of an act or omission in bad faith or that involved intentional misconduct or a knowing violation of law, or the receipt of improper personal benefit from a transaction.	Symantec’s bylaws provide that Symantec will indemnify its directors, officers and employees to the full extent of the law against expenses reasonably incurred, including attorney’s fees, judgments, fines and amounts paid in settlement arising by reason of the fact that such person is or was an agent of the corporation; provided, however, that Symantec will provide indemnity to any such person seeking indemnity in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors.
Symantec’s bylaws further provide that Symantec will pay the expenses of its directors, officers and employees incurred in any such proceedings in advance of any final disposition. However, such advances will only be made if such person agrees to repay any such advances if it is determined such person was not entitled to indemnification. Likewise, Symantec is not required to advance expenses to any director, officer or employee against whom Symantec brings a claim alleging a breach of the duty of loyalty, the commission of an act or omission in bad faith or that involved intentional misconduct or a knowing violation of law, or the receipt of improper personal benefit from a transaction.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

      The VERITAS and Symantec bylaws each require that a stockholder provide timely written notice to the corporate secretary of a nomination to the board of directors, or any other proposal, to be brought before the stockholders.

      In each case, to be timely, a stockholder’s notice must be delivered to the secretary no later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the special meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder, to be timely, must be so delivered no earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

      The stockholder notice must set forth information specified in the bylaws, and the Symantec and VERITAS bylaws require similar information.

INFORMATION REGARDING VERITAS’ BUSINESS

      References in this “Information Regarding VERITAS’ Business” section to “we,” “us,” “our” and similar expressions refer to VERITAS Software Corporation and its subsidiaries.

Overview

      VERITAS Software Corporation is a leading independent supplier of storage and infrastructure software products and services. Our software products operate across a variety of computing environments, from personal computers, or PCs, and workgroup servers to enterprise servers and networking platforms in corporate data centers to protect, archive and recover business-critical data, provide high levels of application availability, enhance and tune system and application performance to define and meet service levels and enable recovery from disasters. Our solutions enable businesses to reduce costs by efficiently and effectively managing their information technology, or IT, infrastructure as they seek to maximize value from their IT investments. We offer software products focused on three areas:

•	Data Protection: products for ensuring the protection, retention and recovery of data using both disk and tape media.

•	Storage Management: products for optimizing storage hardware utilization, simplifying administration for environments with diverse computer hardware and software architectures and enabling high performance and continuous availability of mission-critical applications.

•	Utility Computing Infrastructure: products for automating the provisioning and management of servers and applications to meet IT service levels for high availability, high performance and process automation.

      We develop and sell software products for the most widely-used operating systems, including various versions of Linux, NetWare, UNIX and Windows. We also develop and sell software products that support a wide variety of servers, storage devices, databases, applications and network equipment. Our customers include many leading global corporations and small and medium-sized enterprises located around the world and operating in a wide variety of industries. In addition to our software products, we provide a full range of services to assist customers in assessing, architecting, implementing, supporting and maintaining their storage and infrastructure software solutions.

      Our product strategy is to meet the data storage, system and application availability and performance needs of our customers, while remaining at the forefront of innovation to support our customers’ long-term requirements by providing the building blocks for utility computing. Utility computing is a computing model that delivers IT as a measurable service, aligned with business needs and capable of adapting to changing demands. We offer a building block approach that allows our customers to evolve to a utility computing model in an evolutionary and modular fashion while leveraging their existing IT investments.

      In 2004, we completed the acquisitions of Ejasent, Inc., Invio Software, Inc. and KVault Software Limited (KVS). Through our acquisition of Ejasent in January, we acquired UpScale, which offers the ability to move applications from one server to another without disrupting or terminating the application, and MicroMeasure, which enables usage-based metering and billing of physical and logical data center assets, including servers, storage and application transactions by specific users and departments. Our acquisition of Invio Software in July 2004 provided us with software that standardizes and automates IT service delivery in key areas such as storage provisioning, server provisioning and data protection. In addition, in September 2004 we acquired KVS and its Enterprise Vault software, the leading Microsoft Exchange e-mail archiving product, to address compliance and data management, a critical component and addition to our data protection portfolio.

      With revenue of $1.75 billion in 2003, VERITAS ranks among the top 10 software companies in the world and, as of December 31, 2004, had 7,587 employees in 38 countries. We were incorporated in Delaware in October 1998. Our predecessor company was originally incorporated in California in 1982 and reincorporated in Delaware in 1997. Our principal offices are located at 350 Ellis Street, Mountain View,

California 94043, and our telephone number at that location is (650) 527-8000. Our home page on the Internet is at http://www.veritas.com. Information on our website is not a part of this joint proxy statement/ prospectus.

Products

      VERITAS offers a wide range of industry leading software products that are broadly categorized into data protection, storage management and utility computing infrastructure solutions. Demand for our software products and services is driven by the ever increasing quantity of data being collected and the need for data to be protected, recoverable and accessible at all times, particularly in the event of a disaster. Other factors driving demand include the rapid increase in the number of Internet users and companies conducting business online, the continuous automation of business processes, increased pressures on companies to lower storage and server management costs, while increasing the utilization and performance of existing heterogeneous IT assets and the increasing scrutiny on document retention and regulatory compliance. Our products offer our customers scalability for managing the rapid growth of data and the increasing complexity and size of IT environments.

Data Protection

      We offer software products designed to protect, back up, archive and restore data across a broad range of computing environments from large corporate data centers to remote groups and PC clients, such as desktop and laptop computers. Our data protection products protect and recover data on servers and for clients running most major operating systems and databases. These products integrate to provide solutions to manage data throughout its lifecycle — from creation to disposal, both onsite and offsite, across all levels of the storage hierarchy — including disk, tape and optical storage media. Our data protection products include:

Product Set	Description

VERITAS NetBackup	VERITAS NetBackup software delivers enterprise data protection for the largest Linux, NetWare, UNIX and Windows environments, and offers enterprise-strength features, such as synthetic backups that allow for quick client restore from a single backup image, disk-based protection, automated disaster recovery and desktop and laptop protection. VERITAS NetBackup provides advanced media management, including tape labeling, tape media pool creation, device sharing, media/ device reporting and bar code support. VERITAS NetBackup also provides optional database and application aware backup and recovery solutions for Oracle, SAP, Microsoft SQL Server, Microsoft Exchange, Microsoft SharePoint Portal Server, DB2, Lotus Notes/ Domino, Sybase and Informix to deliver data availability for Utility Computing.

VERITAS Backup Exec	VERITAS Backup Exec for Windows Servers provides comprehensive, cost-effective, and certified backup and recovery — including disk-based recovery. An intuitive, web-based user interface simplifies installation and management of backup and remote servers with easy-to-use wizards. Centralized administration provides scalable management of distributed backup and remote servers. Easy-to-use wizards simplify data protection and recovery procedures for any level user and any size network. This product includes a complete family of agents and options available to protect Linux, NetWare, UNIX and Windows server data, as well as desktops and laptops.

VERITAS Backup Exec for NetWare Servers provides backup and restore technology for protecting server and workstation data. An intuitive graphical user interface provides enhanced functionality and manageability. Local and remote agents offer cross platform protection for mixed platform environments.

VERITAS Enterprise Vault	VERITAS Enterprise Vault provides a flexible, software-based archiving framework to enable the discovery of content held within Microsoft Exchange, SharePoint Portal Server, IM and file server environments, while helping to reduce storage costs and simplify management. Enterprise Vault manages content through automated, policy-controlled archiving to online stores for active retention and retrieval of information, and includes powerful search and discovery capabilities, complemented by specialized client applications for compliance and legal protection. Implementing Enterprise Vault helps customers to reduce business and IT risks surrounding: compliance and discovery; storage optimization; operational efficiency; knowledge exploitation; and migration and consolidation.

Storage Management

      We offer products for optimizing storage resource utilization, simplifying administration of heterogeneous environments and providing continuous availability of mission-critical applications and data. These products are designed for most Linux, NetWare, UNIX and Windows servers, and include replication and a storage resource management suite. They are offered in both standalone and application solutions, as agents and options, and are often combined with our utility computing infrastructure and data protection products to deliver high levels of availability and performance. Our storage management products include:

Product Set	Description

VERITAS Storage Foundation	VERITAS Storage Foundation combines VERITAS Volume Manager and VERITAS File System to provide a complete solution for online storage management. With VERITAS Storage Foundation, physical disks can be grouped into logical volumes to improve disk utilization and eliminate storage-related downtime. In addition, VERITAS Storage Foundation helps to provide administrators with the flexibility to move data between different operating systems and storage arrays, balance input/ output across multiple paths to improve performance, replicate data to remote sites for higher availability and move unimportant or out-of-date files to less expensive storage without changing the way users or applications access the files.

VERITAS Replication Exec and VERITAS Volume Replicator	VERITAS Replication Exec provides continuous remote office data protection and helps to reduce costs and minimize IT workload. Replication Exec copies data from multiple remote offices over an IP connection, to a central location at the main office for consolidated backups. By centralizing backups, Replication Exec helps reduce infrastructure costs by eliminating the need for backup hardware, media, and administration resources to be located at each remote office. Replication Exec integrates with Backup Exec (using Backup ExecTM SmartLink technology)

to help simplify management and enable administrators to monitor company-wide data protection from a centralized management console.

VERITAS Volume Replicator provides the foundation for seamless data availability across central and remote sites. Based on VERITAS Volume Manager, Volume Replicator replicates data from central to remote locations over any IP network when data loss and prolonged downtime cannot be tolerated.

VERITAS CommandCentral Storage and VERITAS Storage Exec	VERITAS CommandCentral Storage integrates storage resource management, performance and policy management, storage provisioning and zoning capabilities to help ensure that storage infrastructure runs as efficiently as possible. The active management of storage resources drives service level agreements, and is designed to ensure optimal performance and availability of business critical applications by managing the entire data path from application to array and everything in between. CommandCentral Storage offers customizable policy-based management to automate notification, recovery and other user-definable actions. VERITAS CommandCentral Storage also provides IT managers with a comprehensive view into the usage and utilization of storage resources across their organization and enables storage administrators to track critical details about their departmental, and geographic (local, remote and enterprise-wide) storage usage and provide detailed metrics.

VERITAS Storage Exec helps organizations to maximize their storage resources and reduce backup and restore times by providing automated storage management. Storage Exec enables real-time storage quotas for individual users, blocks non-business files such as MP3s and viruses from company servers and creates extensive, detailed storage reports. Storage Exec helps to reduce administration through email notification that enables end-users to manage their own files without IT intervention.

Utility Computing Infrastructure

      Our utility computing infrastructure products include tools for managing application availability and performance service level agreements, improving server and storage utilization and automating IT processes for enterprise data centers. These products include application performance management and centralized service level management functionality. These products also include capabilities to measure and report costs incurred and standardized Web-based interfaces that reduce administrative costs. Our utility computing infrastructure products include:

Product Set	Description

VERITAS Cluster Server	VERITAS Cluster Server is designed to help reduce planned and unplanned downtime, facilitate server consolidation and effectively manage a wide range of applications running across heterogeneous IT environments. With scalability for up to 32 node clusters, VERITAS Cluster Server can protect single critical database instances, as well as large, globally dispersed, multi-application clusters. VERITAS Cluster Server increases automation by providing features to test production disaster recovery scenarios and plans without disruption, and offers intelligent workload management to help cluster administrators maximize resources by moving beyond reactive recovery to proactive management of application availability.

VERITAS CommandCentral Availability	VERITAS CommandCentral Availability is a Web-based management solution that allows IT staff to manage application availability for geographically distributed data centers from a central console. Administrators can view and manage their distributed VERITAS Cluster Server clusters running all major operating systems. Consolidated management helps to reduce administrative overhead for any business with two or more server clusters. VERITAS CommandCentral Availability helps to increase IT staff productivity by providing centralized and common cluster visualization, monitoring and control in real-time. Administrators can also consolidate the deployment of configuration changes for multiple clusters. VERITAS CommandCentral Availability improves application availability by enabling administrators to detect, isolate and correct errors quickly.

VERITAS OpForce	VERITAS OpForce is a server automation solution with lifecycle management capabilities that enables customers to build, manage and optimize their server infrastructure. OpForce provides a secure solution for increasing the availability, manageability and performance of servers and software. OpForce allows customers to securely deploy software, applications and patches remotely across multiple systems. OpForce software’s snapshot technology and in-context provisioning introduces personalization while managing customers’ devices, directories and networks. OpForce provides an integrated provisioning platform for Linux, UNIX (Sun Solaris and IBM AIX) and Windows environments.

VERITAS i3	VERITAS i3 is an integrated software solution that provides a methodology for improving application performance. VERITAS i3 correlates the application flow across the multi-tiered IT infrastructure by continuously monitoring all the technologies that contribute to response time. This enables rapid detection to correction of performance degradation before the end-user community is adversely affected. VERITAS i3 includes three key software elements, VERITAS Indepth, VERITAS Inform and VERITAS Insight.

VERITAS Indepth collects detailed performance metrics from the underlying technologies that contribute to response time such as Oracle, SQL Server, DB2 UDB, J2EE application servers, Web servers and storage to provide visibility into complex performance issues. The information is leveraged to identify the root cause of performance degradation within that technology tier and to generate expert tuning advice to resolve the issue. The information is stored in a performance warehouse so historical trends and real time alerts can be generated by VERITAS Inform.

VERITAS Inform delivers key performance information collected by Insight and Indepth in the form of historical reports and exception alerts. Performance metrics such as response time can be reported to show gradual degradation and identify a point in time when action must be taken to ensure response time stays at an acceptable level. Real time alerting notifies IT staff when a key performance metric has exceeded a threshold and needs attention which helps to ensure that the issue does not go unattended and the problem is resolved as quickly as possible.

VERITAS Insight measures the real end user response time of a multi-tier application and, within an end-to-end view, breaks down the response time by the technology tiers such as web server, application server, database server or storage, so IT staff know where to prioritize their efforts. Insight also provides application specific performance metrics for SAP, Oracle, PeopleSoft, Siebel, BEA Tuxedo and J2EE-based applications. These application specific metrics provide a deeper understanding of how the application is performing and provide the visibility required to resolve the most complex performance issues. The information is stored in a performance warehouse so historical trends and real time alerts can be generated by VERITAS Inform.

VERITAS CommandCentral Service	VERITAS CommandCentral Service is a software product designed to help organizations move toward a utility computing model, where IT acts like a service provider to its various customers. CommandCentral Service allows IT to define services being offered, present those services to consumers, measure and report on service levels and resource usage, automate provisioning processes through the embedded workflow engine and allocate costs for services used. CommandCentral Service then becomes a portal interface between IT and its consumers. The service levels that consumers define subsequently map to service implementations in underlying VERITAS and non-VERITAS products. In this way, IT becomes more transparent, measurable and aligned with the larger objectives of the business. VERITAS CommandCentral Service facilitates the shift to utility computing.

      For information regarding revenue and long-lived assets by geographic areas, see our historical consolidated financial statements and accompanying notes thereto including herein. For information regarding the amount and percentage of our revenue contributed in each of our product categories, our practices regarding working capital requirements and our financial information, including information about geographic areas in which we operate, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS” below.

Services

      We provide a full range of services to assist our customers in assessing, architecting, implementing, supporting and maintaining their storage and infrastructure software solutions. Our global services organization provides customers with maintenance and technical support, consulting and education services.

Maintenance and Technical Support

      We believe that providing a high level of customer service and technical support is critical to customer satisfaction and our success in increasing the adoption rate of our solutions. Most of our customers have maintenance and technical support agreements with us that provide for fixed fee, renewable annual maintenance and technical support, consisting of technical and emergency support, bug fixes and product upgrades. Our customers can choose from a variety of support packages to address their specific needs, ranging from one-time incident charges to comprehensive support services with a dedicated single point of contact at VERITAS. We offer seven-day a week, 24-hour a day telephone support, as well as e-mail customer support. In addition, through our “Business Critical” service, we provide our enterprise customers with support account management, emergency fly-to-site capability and specialized reporting. Some of the value-added resellers, system integrators and original equipment manufacturers that offer our products also provide customer technical support for our products through a frontline/ backline arrangement whereby the partner handles the initial customer contact, the frontline, and we provide secondary support and engineering assistance, the backline.

Consulting

      We offer our customers a full suite of consulting services, ranging from basic product selection and implementation engagements to more complex strategic and analytical services like business continuity readiness assessments and disaster recovery planning. These services help our customers plan for the management and control of enterprise computing in their specific computing environments, including storage area network environments.

      VERITAS consulting services are intended to complement existing professional services offerings and are available to customers through their sales account managers. We currently have four consulting practices. They are:

•	Disaster Recovery — Certified disaster recovery professionals along with engineers and architects consult and advise in the development of comprehensive disaster recovery programs that minimize the impact of unplanned downtime.

•	Storage Management — Professionals consult and advise in identifying suboptimal areas of storage service and offer product-independent reference models for benchmarking. They facilitate the development of open architectures, processes and organizations that optimize the use of existing resources and lay the foundation for evolving to a utility computing infrastructure.

•	Application Performance Management — Professionals consult and advise to identify mission-critical application performance bottlenecks, recommending solutions that improve user satisfaction and productivity and creating reporting tools that help IT identify trends before they become problems.

•	Utility Computing — Through workshops and assessments, professionals develop a utility transformation program to execute a pragmatic building block approach to the deployment of service level agreements and the metering and chargeback of IT services.

Education Services

      We have a worldwide customer education organization that offers structured training to our customers. The focus of this organization is aligned with our strategy to offer end-to-end software solutions by providing instruction from highly experienced education professionals either at the customer location or in one of our multi-platform classrooms. The training helps our customers optimize their investments in technology and technical personnel through access to high quality, comprehensive instruction.

Marketing, Sales and Distribution

      We sell and market our products and related services both directly to end-users and through a variety of indirect sales channels, which include value-added resellers, or VARs, distributors, system integrators, or

SIs, and original equipment manufacturers, or OEMs. Our customers include many leading global corporations and small and medium-sized enterprises around the world operating in a wide variety of industries.

      Direct Sales to End-Users, and VARs. One of our primary methods of distribution to end-users is through our direct sales, services and technical support organizations that market our products and services throughout the world. Many of our products involve a consultative, solution-oriented sales model that uses the collaboration of technical and sales personnel to propose solutions to specific customer requirements, often in conjunction with hardware, software and managed services providers. We focus our initial sales efforts on senior executives and IT department personnel who are responsible for a customer’s business initiatives and data center management. We complement our direct sales efforts with indirect sales channels such as resellers, VARs, distributors and SIs. Single and multiple tier distribution channels are important in our global expansion strategy and are the primary channels for addressing the small to medium-sized enterprise market. We will continue to invest in programs that train and enable our channel partners to market our technologies and utility computing capabilities. We provide our software products to our channel partners and customers under non-exclusive license agreements, including shrink-wrap or click-wrap licenses for some products, without transferring title of our software products.

      Other Indirect Channels. An important element of our sales and marketing strategy is to continue to expand our relationships with third parties, including our strategic partners, to increase market awareness, demand and acceptance of our products. Our strategic partners generate and qualify sales leads, recommend our solutions which interoperate with their products or are related to their value-added services, bring us into opportunities and complete transactions through distribution rights granted by us. We may enter into distribution arrangements for our products with our strategic partners, including granting rights to integrate or bundle our products with the partner’s products and services. Some of our strategic partner relationships include:

•	Independent Software Vendors: We collaborate with and license our software to independent software vendors, or ISVs, including enterprise application software, database, infrastructure and other packaged application software vendors. Some of our significant ISV partners include Amdocs, BEA Systems, Inc., Novell, Oracle, SAP and Sybase, Inc. Application vendors can exert significant influence on our joint customers’ buying decisions, so we will continue to develop strong, market-oriented relationships with certain ISVs, including joining and investing in their partner programs and demonstrating customer value for our joint solutions. We build, maintain and promote certain application program interfaces within our products that allow interoperability between our products and the ISVs’ products. We also market ISV agents, options and extensions that are specifically built to allow interoperability with or optimal performance of our products and ISV products. ISVs may incorporate our product into their product, bundle our products with their products, serve as authorized resellers of our products or use VERITAS with their own products to provide hosted services. Under these arrangements, ISVs are not obligated to sell our products or services.

•	System Integrators and Managed Services Providers: We collaborate with system integrators, or SIs, who may refer their customers to us, utilize us as a subcontractor in some situations, build standard and customized solutions with our products or use our products to deliver hosted services as well as outsourced services. SIs use our products and services in conjunction with optimizing their client’s investment in high-end transactional applications and related hardware. Some of our SI relationships include Accenture Ltd., BearingPoint, Inc., CapGemini Ernst & Young Group, Computer Services Corporation and Electronic Data Systems Corporation. Some SIs are authorized resellers of our products and some use our products and services to deliver consultative services or managed services. Under these arrangements, SIs and managed services providers are not obligated to use or sell our products or services.

      In general, we receive a fee for each sublicense of our products granted by our partners. In some cases, we grant rights to distribute promotional versions of our products, which have limited functionality or limited use periods, on a non-fee basis. We enter into both object-code only and, when appropriate, source-code licenses of our products. We do not transfer title of our software products to our customers.

      Original Equipment Manufacturers. Another important element of our sales and marketing strategy involves our strategic relationships with OEM partners. These OEM partners may incorporate our product into their products, bundle our products with their products, endorse our products in the marketplace or serve as authorized resellers of our products. Our OEM partners with whom we generate the greatest distribution and sales of our products include Dell Products L.P., Hewlett-Packard Company, International Business Machines Corporation (or IBM), Microsoft Corporation and Sun Microsystems, Inc. In addition, we have strategic relationships with other OEMs, including Fujitsu Ltd., Hitachi Ltd., Intel Corporation, Network Appliance, Inc. and Unisys Corporation. In order to reach new markets and extend the value of our OEM partners, some of our partners may have additional rights to our products and services. These include using VERITAS in a hosted services environment, integrating our support services with their own support services, thereby providing combined services to our joint customers; or reselling our packaged as well as our custom consulting services. These licensing and services rights allow our partners’ customers to maximize their system availability, performance and utilization through optimal configurations and reliable installations. In general, our OEM partners are not obligated to sell our products or services under these arrangements and are not obligated to continue to include our products in future versions of their products.

      Other Important Relationships. In addition to the channels of distribution and strategic relationships described above, we also maintain important relationships with various technology partners. Over 100 established and emerging companies, specializing in storage management, data protection or utility computing infrastructure, participate in our technology partner program and interoperability lab services, some gaining access to software development kits, special purpose testing programs and protocols, as well as development support services. By providing configuration guidance to the market, we help reduce customer’s implementation time and the total cost of ownership of our products. We support a large and diverse number of hardware and software technology vendors, and, as a leader in storage and infrastructure software, we make significant contributions to industry standards and support them through our technology partner program, an approach consistent with our core strength in heterogeneous, open computing. Some technology partners integrate and distribute our products under licensing arrangements as bundled solutions for vertical markets such as telecommunications, finance and healthcare. Under these arrangements, technology partners are not obligated to sell our products.

Customers

      Our software solutions are used by customers in a wide variety of industries, including many leading global corporations and small and medium-sized enterprises around the world, as well as by various governmental entities. For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, no end-user customer accounted for more than 10% of our net revenue. For the nine months ended September 30, 2004 and the year ended December 31, 2003, no distributor accounted for more than 10% of our net revenue. In 2002, a distributor that sells our products and services through resellers accounted for approximately 11% of our net revenue.

Competition

      The principal markets in which we compete are data protection, file system and volume management, clustering, replication, storage resource management, storage area network management, automated server provisioning, application performance management and centralized service level management. These markets are intensely competitive and rapidly changing. Our future anticipated growth and success will depend on our ability to develop superior products more rapidly and less expensively than our competitors, to educate potential customers as to the benefits of licensing our products rather than relying on alternative products and technologies and to develop additional channels to market.

      Many of our strategic partners, including EMC Corporation, Hewlett-Packard, IBM, Microsoft, Oracle Corporation and Sun Microsystems, offer software products that compete with our products or have announced their intention to focus on developing or acquiring their own storage and enterprise management software products. While we may compete with these companies for a share of the market, some also resell our products, and in some cases incorporate our technology into their products or solutions. We also may be involved with them in collaborative efforts to address interoperability issues and to set standards for evolving technology.

      In addition, we compete with hardware and software vendors that offer data protection products, file system and volume management products, clustering and replication products, storage area networking management solutions, automated server provisioning solutions and centralized service level management products. We compete with software vendors that offer application performance management solutions and systems management companies that are integrating storage resource management functions into their platforms. Some of our products also compete with enterprise management vendors, including BMC Software, Inc., Computer Associates International, Inc., Mercury Interactive Corporation and Quest Software, Inc.

      The principal competitive factors in our industry include product functionality, product integration, platform coverage, price, ability to scale, worldwide sales and marketing infrastructure and global technical support. Although some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base, we believe we compete favorably on the basis of each of these competitive factors relative to our competitors. We believe that our unique position as an independent software provider, strategy for utility computing infrastructure, hardware independent solutions and proven data protection and storage software market leadership, give us an advantaged position in the market.

      Our future anticipated growth and success will depend on our ability to continue to develop products more rapidly than and superior to those of our competitors, educate potential customers as to the benefits of licensing our products rather than purchasing or using competing technologies and develop additional channels to market. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products to compete with our products. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. Finally, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we may face additional competition from these companies in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could adversely affect our business and operating results.

Seasonality

      As is typical for many large software companies, our business is seasonal. Software license orders are generally higher in our fourth fiscal quarter and lower in our first fiscal quarter, with a significant decline in license orders in the first quarter of a fiscal year when compared to license orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Software license revenues generally reflect similar seasonal patterns but to a lesser extent than license orders because not all orders received during a quarter are shipped during that quarter, and license revenue is not recognized until an order is shipped and other revenue recognition criteria are met.

Unfilled License Orders and Deferred Revenue

      Unfilled license orders, which represent an unaudited operating measure, were approximately $36.9 million, $96.4 million and $75.8 million at September 30, 2004, December 31, 2003 and December 31, 2002, respectively. Unfilled license orders represent cancelable and non-cancelable license orders that have been received from our customers for the license of our software products but have not been shipped as of the end of the applicable fiscal period. We generally ship our software products within 30 days after acceptance of customer orders. In some cases, we have discretion over the timing of product shipments, which affects the timing of revenue recognition for software license orders. In those cases, we consider a number of factors, including: the effect of the related license revenue on our business plan; the delivery dates requested by customers and resellers; the amount of software license orders received in the quarter; the amount of software license orders shipped in the quarter; the degree to which software license orders received are concentrated at the end of a quarter; and our operational capacity to fulfill software license orders at the end of a quarter. We do not believe that unfilled license orders are a consistent or reliable indicator of future results.

      Deferred license revenue was approximately $10.2 million, $11.6 million and $2.1 million at September 30, 2004, December 31, 2003 and December 31, 2002, respectively. Deferred license revenue represents license orders for our software products that have been billed to and paid by our customers and for which revenue will generally be earned within the next year. Deferred license revenue excludes license orders that have not been paid by our customers and that do not otherwise satisfy our revenue recognition criteria; these license orders were approximately $29.0 million, $15.5 million and $9.6 million at September 30, 2004, December 31, 2003 and December 31, 2002, respectively.

      Deferred services revenue was approximately $408.0 million, $387.2 million and $259.9 million at September 30, 2004, December 31, 2003 and December 31, 2002, respectively. Maintenance and technical support is generally recognized over the maintenance and support period of twelve months. Education or consulting services are generally recognized over the period the specific services are delivered. The increase in deferred services revenue is the result of significant growth in our installed base of customers under software maintenance and technical support contracts and our continued focus on maintenance and technical support contract renewals.

Research and Development

      Our research and development efforts have been directed toward developing new products for Linux, NetWare, UNIX and Windows, developing new features and functionality for existing products, integrating products across our existing product lines, porting new and existing products to different operating systems and expanding our product portfolio into new markets such as e-mail archiving, application performance management, server provisioning and centralized service level management.

      Our major research and development initiatives include:

•	Continued focus on operating system platform expansion. We have successfully ported the majority of our traditional storage software and enterprise data protection products to Linux, NetWare, UNIX and Windows and are seeing increased acceptance of new platform offerings in the marketplace. In particular, we are increasing our investment in products for servers based on Intel architecture that we believe will be important to future data center architectures.

•	New utility computing infrastructure products, including server provisioning, clustering, application performance management and service level management. Our current product offerings contain many best-of-class products that serve as building blocks that enable customers to adopt a utility computing model. These products are also unique in their level of heterogeneous platform, application and database support. Future investment is focused on both creating new best-in-class building blocks as we better understand customer utility computing requirements and increasingly integrating these components to provide solution suites that automate IT processes, enable dynamic reconfiguration of the data centers and define, measure and enforce service level agreements.

•	Replication, storage resource management and next generation virtualization technology. During 2004, we saw increased acceptance of our replication and storage resource management solutions. Our unique replication approach enables customers to implement data recovery solutions at a much lower cost than traditional array-based approaches and we are increasingly integrating this function into our clustering and data protection technologies to simplify customer deployments. Our focus in storage resource management is to develop, acquire and integrate technology into a single suite for both storage area network management and business level reporting for data centers, and to increase distribution of low-end solutions for high volume servers in medium-sized businesses and remote offices. Lastly, we have developed a new architecture for our volume manager that helps customers manage storage across a large number of servers.

•	New data protection technologies for disk-based data protection, regulatory compliance and disaster recovery. VERITAS NetBackup 5.0, released in the fourth quarter of 2003, added significant new capabilities that enable customers to leverage increasingly inexpensive disk technology to protect their data as a complement to traditional tape based methodologies. With the acquisition of KVS in September 2004, we acquired an e-mail archiving software product called Enterprise Vault. VERITAS Enterprise Vault provides a flexible, software-based archiving framework to enable the discovery of content held within Microsoft Exchange, SharePoint Portal Server, IM and file server environments, while reducing storage costs and simplifying management.

•	Local language support. We continue to focus on providing local language support for our traditional storage software and enterprise data protection products to increase the acceptance of these products in international markets.

      We had research and development expenses, exclusive of in-process research and development associated with acquisitions, of $250.7 million for the nine months ended September 30, 2004, $301.9 million in 2003 and $274.9 million in 2002. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to research and development. Our future success will depend in large part on our ability to enhance existing products, respond to changing customer requirements and develop and introduce new products in a timely manner that keep pace with technological developments and emerging industry standards. We continue to make substantial investments in new products, which may or may not be successful. We may not complete these research and development efforts successfully and, therefore, future products may not be available on a timely basis or achieve market acceptance.

Intellectual Property Rights

Protective Measures

      We regard some of the features of our internal operations, software and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that helps enable us to gain recognition for our products, services and technology and enhance our competitive position.

      As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners and license agreements with respect to our software, documentation and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment and networks.

Trademarks, Patents and Copyrights

      VERITAS and the VERITAS logo are trademarks or registered trademarks in the United States and other countries. In addition to VERITAS and the VERITAS logo, we have used, registered and/or applied to register other specific trademarks and service marks to help distinguish our products, technologies and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country and in the U.S., we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

      We have a number of U.S. and foreign issued patents and pending patent applications, including patents and rights to patent applications acquired through strategic transactions, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

      Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We generally take measures to label such products with the appropriate proprietary rights notices and actively are enforcing such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may not be of commercial benefit to us or the validity of these rights may be challenged. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license or other intellectual property right.

Employees

      As of December 31, 2004, we had 7,587 employees, including 2,312 employees in research and development, 4,178 in sales, marketing, consulting, customer support and strategic initiatives and 1,097 in general and administrative services. We have not entered into any collective bargaining agreements with our employees and believe that our relations with our employees are good. We believe that our future success will depend in part upon the continued service of our key employees and on our continued ability to hire and retain qualified personnel.

Other Information

      Our Internet website is located at http://www.veritas.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. Other than the information expressly set forth in this joint proxy statement/ prospectus, the information contained, or referred to, on our website is not a part of this joint proxy statement/ prospectus.

      The public may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as VERITAS, that file electronically with the SEC.

Properties

      Our properties consist primarily of leased office facilities for sales, research and development, consulting and administrative personnel. Our corporate headquarters consist of approximately 425,000 square feet located in Mountain View, California. Most of our facilities are occupied under leases that expire at various times through 2022. The table below shows the approximate square footage of the facilities that we leased as of December 31, 2004 in the U.S. and abroad, excluding approximately 31 executive suites in North America, 17 in Europe and 13 in Asia.

Approximate Total
Square
Location	Footage(1)

United States	2,038,674
Canada	43,090
Europe/ Middle East/ Africa	479,379
Asia/ Australia	406,443
South America	15,891

Total	2,983,477

(1)	Total square footage excludes approximately 138,090 square feet of space in the U.S. and 28,815 square feet of space in Europe that we sublease to third parties.

      We believe our existing and planned facilities will be suitable for our needs. See our historical consolidated financial statements and accompanying notes thereto included herein for information regarding our facility restructuring plan approved in the fourth quarter of 2002, our three build-to-suit lease agreements and our operating lease obligations.

Legal Proceedings

SEC Related Matters

      SEC Investigation. As previously disclosed, since the third quarter of 2002, we have received subpoenas issued by the Securities Exchange Commission in the investigation entitled In the Matter of AOL/Time Warner. The SEC has requested information concerning the facts and circumstances surrounding our transactions with AOL Time Warner, or AOL, and related accounting and disclosure matters. Our transactions with AOL, entered into in September 2000, involved a software and services purchase by AOL at a stated value of $50.0 million and the purchase by us of advertising services from AOL at a stated value of $20.0 million. In March 2003, we restated our financial statements for 2001 and 2000 to reflect a reduction in revenues and expenses of $20.0 million. The restatement included an additional reduction in revenues and expenses of $1.0 million related to two other contemporaneous transactions with other parties entered into in 2000 that involved software licenses and the purchase of on-line advertising services.

      In March 2004, we announced our intention to restate our financial statements for 2002 and 2001 and revise our previously announced financial results for 2003. The decision resulted from the findings of an investigation into past accounting practices that concluded on March 12, 2004. The investigation resulted from concerns raised by an employee in late 2003, which led to a detailed review of the matter in accordance with our corporate governance processes, including the reporting of the matter to the audit committee of our board of directors, and to KPMG LLP, our independent registered public accounting firm. The audit committee retained independent counsel to investigate issues relating to these past accounting practices, and the audit committee’s counsel retained independent accountants to assist with the investigation. In the first quarter of 2004, we voluntarily disclosed to the staff of the SEC past accounting practices applicable to our 2002 and 2001 financial statements that were not in compliance with GAAP. For more information regarding the audit committee’s investigation and the restatement of our financial statements for 2002 and 2001, including the corresponding interim periods for 2002 and 2001 and the interim periods ended March, June and September 2003, see our historical consolidated financial statements and accompanying notes thereto included herein.

      We and our audit committee continue to cooperate with the SEC in its review of these matters. At this time, we cannot predict the outcome of the SEC’s review.

Litigation

      After we announced in January 2003 that we would restate our financial results as a result of transactions entered into with AOL in September 2000, numerous separate complaints purporting to be class actions were filed in the United States District Court for the Northern District of California alleging that we and some of our officers and directors violated provisions of the Securities Exchange Act of 1934. The complaints contain varying allegations, including that we made materially false and misleading statements with respect to our 2000, 2001 and 2002 financial results included in our filings with the SEC, press releases and other public disclosures. On May 2, 2003, a lead plaintiff and lead counsel were appointed. A consolidated complaint entitled In Re VERITAS Software Corporation Securities Litigation was filed by the lead plaintiff on July 18, 2003. On December 10, 2003, the District Court granted the defendants’ motion to dismiss the consolidated complaint, with leave to amend. On May 19, 2004, the District Court granted the defendants’ motion to dismiss the plaintiffs’ first amended complaint, with leave to amend. On June 30, 2004, a second amended complaint was filed with the Court in this matter and defendants have filed a motion to dismiss the second amended complaint. The second amended complaint seeks an unspecified amount of damages. On January 26, 2005, the parties to the class action executed a memorandum of understanding setting forth the terms of their agreement to settle the class action and are currently preparing the settlement documentation.

      In addition, in 2003 several complaints purporting to be derivative actions were filed in California Superior Court against some of our directors and officers. These complaints are generally based on the same facts and circumstances alleged in In Re VERITAS Software Corporation Securities Litigation, referenced above, and allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately our financial reporting. The state court complaints have been consolidated into the action In Re VERITAS Software Corporation Derivative Litigation, which was filed on May 8, 2003 in the Superior Court of Santa Clara County. On January 26, 2005, the parties to the derivative action filed a stipulation of settlement with the Superior Court and the Court entered an order approving the stipulation of settlement and dismissed the lawsuit with prejudice on February 4, 2005.

      On August 2, 2004, we received a copy of an amended complaint in Stichting Pensioenfonds ABP v. AOL Time Warner, et. al. in which we were named as a defendant. The case was originally filed in the United States District Court for the Southern District of New York in July 2003 against Time Warner (formerly, AOL Time Warner), current and former officers and directors of Time Warner and AOL, and Time Warner’s outside auditor, Ernst & Young LLP. In adding us as a defendant, the plaintiff alleges that we aided and abetted AOL in alleged common law fraud and also alleges that we engaged in common law fraud as part of a civil conspiracy. The plaintiff seeks an unspecified amount of compensatory and punitive damages.

      On July 7, 2004, a purported class action complaint entitled Paul Kuck, et al. v. VERITAS Software Corporation, et al. was filed in the United States District Court for the District of Delaware. The lawsuit alleges violations of federal securities laws in connection with our announcement on July 6, 2004 that we expected our results of operations for the fiscal quarter ended June 30, 2004 to fall below estimates that were earlier provided by us. The complaint generally seeks an unspecified amount of damages. Subsequently, additional purported class action complaints have been filed in Delaware federal court against the same defendants named in the Kuck lawsuit. These complaints are based on the same facts and circumstances as the Kuck lawsuit. On July 19, 2004, defendants filed a motion to transfer venue from Delaware to the Northern District of California. The Court denied the motion on January 14, 2005. On January 24, 2005, defendants filed a motion for reconsideration of the Court’s ruling and this motion is pending.

      On December 17, 2004, a purported class action complaint entitled Daniel Drotzman, et. al., v. Gary Bloom, et. al., was filed in California Superior Court against the VERITAS board of directors. The lawsuit alleges that defendants breached their fiduciary duty by approving the merger agreement VERITAS entered into with Symantec because they were allegedly motivated to obtain indemnification agreements from Symantec in connection with the Kuck securities class action described above. The complaint generally seeks an unspecified amount of damages. Subsequently, an additional purported class action complaint was filed in California state court against the same defendants named in the Drotzman lawsuit. This complaint is based on the same set of facts and circumstances as the Drotzman lawsuit. On January 3, 2005, defendants filed demurrers to both complaints requesting they be dismissed by the Court. On February 4, 2005, plaintiffs notified defendants that they intend to amend the complaint rather than oppose the demurrer.

      The foregoing cases that have not been settled are still in the preliminary stages, and it is not possible for us to quantify the extent of our potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, defending any litigation may be costly and divert management’s attention from the day-to-day operations of our business.

      In addition to the legal proceedings listed above, we are also party to various other legal proceedings that have arisen in the ordinary course of our business. While we currently believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on our results of operations and cash flows for the period in which the ruling occurs. The estimate of the potential impact on our financial position or overall results of operations for the above discussed legal proceedings could change in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF VERITAS

      The following discussion should be read in conjunction with our financial statements and accompanying notes, which appear elsewhere in this joint proxy statement/ prospectus. References in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS” section to “we,” “us,” “our” and similar expressions refer to VERITAS Software Corporation and its subsidiaries.

Overview

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS, or MD&A, is intended to help the reader understand our company. MD&A is provided as a supplement to — and should be read in conjunction with — our consolidated financial statements and the accompanying notes.

Our Business

      VERITAS Software Corporation is a leading independent supplier of storage and infrastructure software products and services. Our software products operate across a variety of computing environments, from PCs and workgroup servers to enterprise servers and networking platforms in corporate data centers to protect, archive and recover business-critical data, provide high levels of application availability, enhance and tune system and application performance to define and meet service levels and enable recovery from disasters. Our solutions enable businesses to reduce costs by efficiently and effectively managing their information technology, or IT, infrastructure as they seek to maximize value from their IT investments.

      We generate revenues, income and cash flows by licensing software products and selling related services to our customers, which include many leading global corporations and small and medium-sized enterprises around the world operating in a wide variety of industries. We market our products and related services both directly to end-users and through a variety of indirect sales channels, which include value-added resellers, or VARs, distributors, system integrators, or SIs, and original equipment manufacturers, or OEMs. Specifically, the channel mix for the year ended December 31, 2003 and nine months ended September 30, 2004 was 59% and 56%, respectively, from sales to end-users and through VARs, and 41% and 44%, respectively, from other indirect sales channels, which includes 10% and 12%, respectively, from our OEM partners.

      We invest significantly in research and development activities and for the year ended December 31, 2003 and nine months ended September 30, 2004, we spent $301.9 million and $250.7 million, respectively, on research and development. Our research and development efforts have been directed toward developing new products for Linux, NetWare, UNIX and Windows, developing new features and functionality for existing products, integrating products across our existing product lines, porting new and existing products to different operating systems and expanding our product portfolio into new markets such as email archiving, application performance management, server provisioning and centralized service level management.

Our Strategy

      Our strategy is to continue to compete in our current markets while expanding and integrating our product portfolio in the area of utility computing infrastructure, to continue to expand our product offerings across key operating system platforms, including Linux, NetWare, UNIX and Windows, and to continue to invest for growth in international markets.

      We have historically grown the company organically and through acquisitions. In January 2004, we completed the acquisition of Ejasent, Inc., which added application migration technology to our utility computing infrastructure. In addition, in July 2004, we completed the acquisition of Invio Software, Inc., which added IT process automation technology to our utility computing infrastructure portfolio. Then in

September 2004, we completed the acquisition of KVault Software Limited, or KVS, which added e-mail archiving software to our Data Protection product line. Consistent with our strategy of growing revenue both organically and through acquisition, we will continue to evaluate new strategic acquisitions in the future.

      Our revenue from international sales continues to increase primarily as a result of our increased investment in our international geographies, market strength in the emerging market areas in Europe and Asia and a favorable impact of changes in foreign currency exchange rates related to the weaker U.S. dollar. For the year ended December 31, 2003 and nine months ended September 30, 2004, revenue from international sales, consisting of sales of licenses and services to customers located outside the U.S., increased 29% and 35% from the year ended December 31, 2002 and nine months ended September, 2003, respectively, and represented 36% and 40% of our total revenue for the year ended December 31, 2003 and nine months ended September 30, 2004, respectively.

Our Financial Position

      For the nine months ended September 30, 2004, we experienced stronger IT spending in our customer base internationally, resulting in stronger demand for our products and growth in our user license fees compared to the same period in the previous year. In the U.S., our license revenue decreased 2% for the nine months ended September 30, 2004 over 2003, primarily due to a decrease in our government business. The acquisition of Precise Software Solutions Ltd. and the integration of the acquired products into our product offerings contributed to our overall growth, as did our increased sales penetration in international markets and the favorable impact of changes in foreign currency exchange rates. Additionally, our services revenue grew significantly due to new service contracts associated with user license fees as well as our success in increasing support contract renewals within our customer base. For the nine months ended September 30, 2004, total revenue from sales in the U.S. increased 9% from the nine months ended September 30, 2003 and represented approximately 60% of our total revenue for the nine months ended September 30, 2004 compared to 65% for the same period in 2003.

      For the year ended December 31, 2003 and nine months ended September 30, 2004, net revenue was $1,747.1 million and $1,467.4 million, respectively, an increase of 16% and 18%, respectively, from the same period in the previous year. Revenue from user license fees for the year ended December 31, 2003 and nine months ended September 30, 2004 was $1,092.7 million and $859.7 million, respectively, an increase of 11% and 10%, respectively, from the same period in the previous year, and representing 63% and 59% of total net revenue, respectively. Services revenue for the year ended December 31, 2003 and nine months ended September 30, 2004 was $654.4 million and $607.8 million, respectively, an increase of 26% and 31% from the year ended December 31, 2002 and nine months ended September 30, 2003, and representing 37% and 41% of total net revenue, respectively.

      Diluted net income per share was $0.80 for the year ended December 31, 2003, up significantly from $0.14 for the year ended December 31, 2002, as a result of earnings leverage from revenue growth and also due to significant restructuring charges taken in 2002 as a result of both exiting and consolidating certain facilities, as well as the impact on 2003 of the settlement of tax audits related to our 2000 acquisition of Seagate. Diluted net income per share for the nine months ended September 30, 2004 was $0.64, up from $0.36 for the nine months ended September 30, 2003, primarily as a result of earnings leverage from revenue growth, the restructuring reversal in 2004, gains on strategic investments in 2004, the loss on extinguishment of debt in 2003, the cumulative effect of change in accounting principle in 2003 and a reduction in acquisition-related expenses, such as amortization of intangibles and in-process research and development in 2004.

      We continue to generate cash from operations and to retain a significant balance of cash and short-term investments. As of December 31, 2003, we had approximately $2,503.0 million in cash, cash equivalents and short-term investments, which represented approximately 71% of our tangible assets. As of September 30, 2004, we had $2,539.2 million in cash, cash equivalents and short-term investments, which represented 72% of our tangible assets. We generated $628.0 million and $427.5 million of cash from operating activities for the year ended December 31, 2003 and nine months ended September 30, 2004, respectively. We utilize cash in ways that management believes will provide an optimal return on investment. Principal uses of our cash for investing and financing activities include acquisitions of businesses and technologies, repurchases of our common stock and purchases of property and equipment.

Recent Acquisitions

      In September 2004, we acquired all of the outstanding capital stock of KVS, a provider of e-mail archiving products. We acquired KVS to expand our product offerings in the storage software market to include products to store, manage, backup and archive corporate e-mail and data. The KVS acquisition included total purchase consideration of $249.6 million. We have included the results of operations of KVS in our consolidated financial statements beginning September 21, 2004. In connection with the acquisition of KVS, we allocated approximately $11.5 million of the purchase price to in-process research and development, or IPR&D, that had not yet reached technological feasibility and had no alternative future use. We have expensed this amount in our consolidated statement of operations in the third quarter of 2004.

      In July 2004, we acquired all of the outstanding capital stock of Invio Software, Inc., a privately held supplier of IT process automation technology. We acquired Invio to extend the capability of software products that enable utility computing by offering customers a tool for standardizing and automating IT service delivery in key areas such as storage provisioning, server provisioning and data protection. The Invio acquisition included purchase consideration of approximately $35.4 million. We have included the results of operations of Invio in our consolidated financial statements beginning July 14, 2004.

      In January 2004, we acquired Ejasent, Inc., a privately held provider of application virtualization technology for utility computing. We acquired Ejasent to add important application migration technology, which allows IT personnel to move an application from one server to another without disrupting or terminating the application. The Ejasent acquisition included total purchase consideration of $61.4 million. We have included the results of operations of Ejasent in our consolidated financial statements beginning January 20, 2004. In connection with the acquisition of Ejasent, we allocated approximately $0.4 million of the purchase price to IPR&D that had not yet reached technological feasibility and had no alternative future use. We have expensed this amount in our consolidated statement of operations for the nine months ended September 30, 2004.

      In June 2003, we acquired Precise Software Solutions Ltd., a provider of application performance management products. We acquired Precise to expand our product and service offerings across storage, databases and application performance management. The Precise acquisition included total purchase consideration of $714.7 million. We have included the results of operations of Precise in our consolidated financial statements beginning July 1, 2003. In connection with the acquisition of Precise, we allocated approximately $15.3 million of the purchase price to IPR&D that had not yet reached technological feasibility and had no alternative future use. We have expensed this amount in our consolidated statement of operations for the year ended December 31, 2003.

      In January 2003, we acquired Jareva Technologies, Inc., a privately held provider of automated server provisioning products that enable businesses to automatically deploy additional servers without manual intervention. We acquired Jareva to integrate its technology into our software products. This technology enables our customers to optimize their investments in server hardware by deploying new server resources on demand. The Jareva acquisition included total purchase consideration of $68.7 million. We have expensed the acquired IPR&D of $4.1 million in our consolidated statement of operations for the year ended December 31, 2003.

Critical Accounting Policies and Estimates

      We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These critical accounting policies and estimates include:

•	revenue recognition;

•	restructuring expenses and related accruals;

•	impairment of long-lived assets; and

•	accounting for income taxes.

      These policies and estimates and our procedures related to these policies and estimates are described in detail below and under specific areas within the discussion and analysis of our financial condition and results of operations. Please refer to the Notes to Consolidated Financial Statements of VERITAS for the year ended December 31, 2003 included herein for further discussion of our accounting policies and estimates.

Revenue Recognition

      We make significant judgments related to revenue recognition. For each arrangement, we make significant judgments regarding the fair value of multiple elements contained in our arrangements, judgments regarding whether our fees are fixed or determinable and judgments regarding whether collectibility is probable. We also make significant judgments when accounting for concurrent transactions with our suppliers and in our accounting for potential product returns and, in some cases, we also have discretion over the timing of product shipments. These decisions, and their effect on revenue recognition, are discussed below.

Multiple Element Arrangements

      We typically enter into arrangements with customers that include perpetual software licenses, maintenance and technical support. Some arrangements may also include consulting and education services. Software licenses are sold as site licenses or on a per copy basis. Site licenses give customers the right to copy licensed software on either a limited or unlimited basis during a specified term. Per copy licenses give customers the right to use a single copy of licensed software. We make judgments regarding the fair value of each element in the arrangement and generally account for each element separately.

      Assuming all other revenue recognition criteria are met, license revenue is recognized upon delivery using the residual method in accordance with Statement of Position, or SOP, No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Under the residual method, we allocate and defer revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of fair value, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. Undelivered elements typically include maintenance and technical support, consulting and education services. The determination of fair value of each undelivered element in multiple element arrangements is based on the price charged when the same element is sold separately. If sufficient evidence of fair value cannot be determined for any undelivered item, all revenue from the arrangement will be deferred until VSOE of fair value can be established or until all elements of the arrangement have been delivered. If the only undelivered element is maintenance and technical support for which we cannot establish VSOE, we will recognize the entire arrangement fees ratably over the maintenance and support term.

      Our VSOE of fair value for maintenance and technical support is based upon stated renewal rates for site licenses and historical renewal rates for per copy licenses. Maintenance and technical support revenue is recognized ratably over the maintenance term. Our VSOE of fair value for education services is based upon the price charged when sold separately. Revenue is recognized when the customer has completed the course. For annual education passes, revenue is recognized ratably over the one-year term. Our VSOE of fair value for consulting is based upon the price charged when sold separately. Consulting revenue is recognized as work is performed when reasonably dependable estimates can be made of the extent of progress toward completion, contract revenue and contract costs. Otherwise, consulting revenue is recognized when the services are complete.

The Fee is Fixed or Determinable

      We make judgments, at the outset of an arrangement, regarding whether the fees are fixed or determinable. Our customary payment terms are generally within 30 days after invoice date. Arrangements with payment terms extending beyond 90 days after invoice date are not considered to be fixed or determinable, in which case revenue is recognized as the fees become due and payable.

Collection is Probable

      We also make judgments at the outset of an arrangement regarding whether collection is probable. Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collections. New customers are subjected to a credit review process to evaluate the customer’s financial position and ability to pay. If it is determined at the outset of an arrangement that collection is not probable, revenue is recognized upon receipt of payment.

Indirect Channel Sales

      We generally recognize revenue from licensing of software products through our indirect sales channel upon sell-through or when evidence of an end-user exists. For certain types of customers, such as distributors, we recognize revenue upon receipt of a point of sales report, which is our evidence that the products have been sold through to an end-user. For resellers, we recognize revenue when we obtain evidence that an end-user exists, which is usually when the software is delivered. For licensing of our software to original equipment manufacturers, or OEMs, royalty revenue is recognized when the OEM reports the sale of software to an end-user customer, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

Transactions with our Suppliers

      Some of our customers are also our suppliers. Occasionally, in the normal course of business, we purchase goods or services for our operations from these suppliers at or about the same time we license our software to them. We also have multi-year agreements under which we receive sub-licensing royalty payments from OEMs from whom we may also purchase goods or services. We identify and review significant transactions to confirm that they are separately negotiated, settled in cash, and recorded at terms we consider to be arm’s length. In addition, the goods or services have generally been budgeted in advance of the transaction, are necessary for our current operations and are expected to be placed in service shortly after purchase. In cases where the transactions are not separately negotiated, we apply the provisions of Accounting Principles Board, or APB, Opinion No. 29, Accounting for Nonmonetary Transactions, and Emerging Issues Task Force Issue, or EITF, No. 01-02, Interpretations of APB Opinion No. 29. If the fair values are reasonably determinable, revenue is recorded at the fair values of the products delivered or products or services received, whichever is more readily determinable. If we can not determine fair value of either of the goods or services involved within reasonable limits, we record the transaction on a net basis. License revenue associated with software licenses entered into with our suppliers at or about the same time we purchase goods or services from them is not material to our consolidated financial statements.

Product Returns

      We estimate potential future product returns based on our analysis of historical return rates and reduce current period product revenue accordingly. Actual returns may vary from estimates if we experience a change from historical sales and returns patterns or if there are unanticipated changes in competitive or economic conditions that affect our actual returns.

Delivery of Software Products

      Delivery of our software products is a prerequisite to the recognition of software license revenue. We consider delivery complete when the software products have been shipped and the customer has access to license keys. If arrangements include an acceptance provision, we defer revenue and recognize it upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Restructuring Expenses and Related Accruals

      We monitor and regularly evaluate our organizational structure and associated operating expenses. Depending on events and circumstances, we may decide to restructure our operations to reduce operating costs.

      We applied the provisions of EITF No. 94-3, Liability Recognized for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), to all of our restructuring activities initiated before January 1, 2003. For exit or disposal activities initiated on or after January 1, 2003, we apply the provisions of Statement of Financial Accounting Standards, or SFAS, No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

      Our restructuring costs and any resulting accruals involve significant estimates made by management using the best information available at the time the estimates are made, some of which may be provided by third parties. These estimates include facility exit costs, such as lease termination costs, and amount and timing of sublease income and related sublease expense costs, such as brokerage fees.

      We regularly evaluate a number of factors to determine the appropriateness and reasonableness of our restructuring accruals. These factors include, but are not limited to, our ability to enter into sublease or lease termination agreements and market data about lease rates, timing and term of potential subleases and costs associated with terminating certain leases on vacated facilities.

      Our estimates involve a number of risks and uncertainties, some of which are beyond our control, including future real estate market conditions and our ability to successfully enter into subleases or lease termination agreements upon terms as favorable as those assumed under our restructuring plan. Actual results may differ significantly from our estimates and may require adjustments to our restructuring accruals and operating results in future periods. For example, if the actual proceeds from our sublease agreements were to differ by 10% from the estimate we included in our facility restructuring plan, the facility restructuring charge recorded in operating expenses during the fourth quarter of 2002 would have been different by approximately $6 million.

Impairment of Long-Lived Assets

      We review our goodwill for impairment annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. We are required to test our goodwill for impairment at the reporting unit level. We have determined that we have only one reporting unit. The test for goodwill impairment is a two-step process:

Step 1 — We compare the carrying amount of our reporting unit, which is the book value of our entire company, to the fair value of our reporting unit, which corresponds to our market capitalization. If the carrying amount of our reporting unit exceeds its fair value, we have to perform the second step of the process. If not, no further work is required.

Step 2 — We compare the implied fair value of our reporting unit’s goodwill to its carrying amount. If the carrying amount of our reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

      We completed this test during the fourth quarter of 2003 and were not required to record an impairment loss on goodwill.

      We review our long-lived assets, including property and equipment and other intangibles, for impairment whenever events indicate that their carrying amount may not be recoverable. When we determine that one or more impairment indicators are present for an asset, we compare the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, we would compare the fair value to the book value of the asset. If the fair value is less than the book value, we would recognize an impairment loss. The impairment loss would be the excess of the carrying amount of the asset over its fair value.

      Some of the events that we consider as impairment indicators for our long-lived assets, including goodwill, are:

•	significant underperformance of our company relative to expected operating results;

•	our net book value compared to our market capitalization;

•	significant adverse economic and industry trends;

•	significant decrease in the market value of the asset;

•	the extent to which we use an asset or changes in the manner in which we use it; and

•	significant changes to the asset since we acquired it.

      Significant assumptions and estimates are made when determining if our goodwill or other long-lived assets have been impaired or if there are indicators of impairment. We base our estimates on assumptions that we believe to be reasonable, but actual future results may differ from those estimates as our assumptions are inherently unpredictable and uncertain. Our estimates include estimates of future market growth and trends, forecasted revenue and costs, expected periods of asset utilization, appropriate discount rates and other variables. Based on our assumptions and estimates, we do not expect to record an impairment loss on our long-lived assets in the near future.

Accounting for Income Taxes

      We are required to estimate our income taxes in each federal, state and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our consolidated balance sheets. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our balance sheet and results of operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. As of December 31, 2003 and September 30, 2004, we determined the valuation allowance to be $138.4 million based upon uncertainties related to our ability to recover certain deferred tax assets. These deferred tax assets are in specific geographical or jurisdictional locations or are related to losses on strategic investments that will only be realized with the generation of future capital gains within a limited time period. Our determination of our valuation allowance is based upon a number of assumptions, judgments and estimates, including forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. Future results may vary from these estimates, and at this time it is not practicable to determine if we will need to establish an additional valuation allowance and if it would have a material impact on our financial statements.

Results of Operations of VERITAS

Comparison of Nine Months Ended September 30, 2004 and 2003

Net Revenue

	Nine Months Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Total net revenue	$1,467.4	$1,245.1	18%

      For the nine months ended September 30, 2004, our total net revenue increased by $222.3 million or 18% compared to the same period in 2003 due primarily to the growth in user license fees, which grew by 10%, increased sales penetration of international markets which grew by 35% and the continued growth of our services businesses which grew by 31%. During 2003 and 2004, as part of our strategy to increase our net revenues, we continued expanding our product portfolio and offerings, increased the computer platforms supported by our software and continued to invest in sales and service capacity internationally.

International Sales and Operations

      We believe that a key component of our growth strategy is the continued expansion of our international operations. We currently have sales and services offices and resellers located in Europe, Asia-Pacific and Japan, Latin America, Canada, Africa and the Middle East, and research and development centers in India, the United Kingdom, Israel, China and Japan. Our international sales consist of sales of licenses and services to customer locations outside the U.S. and are generated primarily through our international sales subsidiaries. International revenue, a majority of which is collectible in foreign currencies, accounted for approximately 40% and 35% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively. Our international revenue increased 35% to $588.5 million for the nine months ended September 30, 2004 over 2003. During 2003 and through the third quarter of 2004, we saw continued strength in the emerging markets in Europe, Asia-Pacific and Japan. Additionally, during 2004, our international sales benefited from favorable foreign currency exchange rate movements relative to the weaker U.S. dollar. Excluding the benefit from foreign currency movement, the increase in international sales would have been 27% from the nine months ended September 30, 2003 to 2004.

User License Fees

      We market and distribute our software products both as standalone software products and as integrated product suites. We derive our user license fees from the licensing of our technology, segregated into three product categories: Data Protection, which includes our NetBackup, Backup Exec and Enterprise Vault product families; Storage Management, which includes our Storage Foundation, Replicator and storage resource management product families; and Utility Computing Infrastructure, which includes our clustering, high-availability offerings, application performance management, or APM, OpForce and CommandCentral Service product families.

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
User license fees:
Data protection	$474.1	$440.5	8%
Storage management	222.6	194.4	15%
Utility computing infrastructure	163.0	147.2	11%

Total user license fees	$859.7	$782.1	10%

As a percentage of user license fees:
Data protection	55%	56%
Storage management	26%	25%
Utility computing infrastructure	19%	19%

Total user license fees	100%	100%

As a percentage of net revenue	59%	63%

      For the nine months ended September 30, 2004 compared to 2003, user license fees increased by $77.6 million or 10% due to increased user license fees in Europe and other international regions of 33% and 19%, respectively, for the nine months ended September 30, 2004 over 2003. These increases were offset by a 2% decrease in U.S. user license fees for the nine months ended September 30, 2004 over 2003, primarily reflecting a decrease in demand by the U.S. federal government and weaker than expected license revenue in the U.S. enterprise market in the second quarter of 2004. User license fees across our Data Protection product category increased by $33.6 million for the nine months ended September 30, 2004 over 2003 due primarily to growth in our core backup family of products, including NetBackup 5.0 which was introduced during the fourth quarter of 2003. For the nine months ended September 30, 2004 compared to 2003, user license fees across our Storage Management product category increased $28.2 million primarily due to increases in our Storage Foundation Suite and storage resource management products, including the introduction of Storage Foundation Suite 4.0 during the first quarter of 2004. User license fees across our Utility Computing Infrastructure product category increased by $15.8 million for the nine months ended September 30, 2004 over 2003, due primarily to increases in clustering, Database Editions/ Advanced Cluster and APM products.

      User license fees from OEMs accounted for 13% and 12% of user license fees for the nine months ended September 30, 2004 and 2003, respectively.

Services Revenue

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Services revenue	$607.8	$463.1	31%
As a percentage of net revenue	41%	37%

      We derive our services revenue primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting and education and training services. The increase in services revenue for the nine months ended September 30, 2004 over 2003 was due primarily to the increase in software maintenance and technical support revenue of 34% as a result of a larger installed base of customers and greater focus on renewing customer support contracts, particularly internationally.

Cost of Revenue

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Cost of revenue	$237.2	$231.6	2%
As a percentage of net revenue	16%	19%

      Gross margin on user license fees, excluding amortization of developed technology, is substantially higher than gross margin on services revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance and technical support, consulting and education services. Cost of services varies depending upon the mix of maintenance and technical support, consulting and education services.

Cost of User License Fees (including amortization of developed technology)

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except
	percentages)
Cost of user license fees:
User license fees	$23.5	$35.1	(33)%
Amortization of developed technology	12.3	30.4	(60)%

Total cost of user license fees	$35.8	$65.5	(45)%

Gross margin:
User license fees including amortization of developed technology	96%	92%

      Cost of user license fees consists primarily of amortization of developed technology, royalties, media, manuals and distribution costs. The amortization of developed technology in 2004 is related primarily to acquisitions completed during 2003 and 2004. Excluding amortization of developed technology from the cost of user license fees, the gross margin on user license fees would have been 97% and 96% for the nine months ended September 30, 2004 and 2003, respectively. The increase is primarily the result of lower royalty rates in 2004. The gross margin on user license fees may vary from period to period based on the license revenue mix because some of our products carry higher royalty rates than others.

      The decrease in amortization of developed technology for the nine months ended September 30, 2004 over 2003 was primarily the result of the developed technology related to our 1999 acquisitions reaching full amortization in the second quarter of 2003. This decrease was partially offset by the amortization of developed technology related to the Precise, Ejasent and Invio acquisitions.

Cost of Services

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Cost of services	$201.4	$166.1	21%
Gross margin	67%	64%

      Cost of services consists primarily of personnel-related costs in providing maintenance and technical support, consulting and education to customers. The gross margin improvement for the nine months ended September 30, 2004 over 2003 was primarily the result of the increase in maintenance and support revenues of 34% for the nine months ended September 30, 2004 over 2003 while related expenses increased only 19% for the nine months ended September 30, 2004 over 2003, as we continued to take advantage of the larger installed customer base.

Selling and Marketing

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Selling and marketing	$447.7	$373.3	20%
As a percentage of net revenue	31%	30%

      Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with our sales and marketing efforts. The increase for the nine months ended September 30, 2004 over 2003 of $74.4 million was primarily the result of an increase in sales commissions, compensation and benefit costs due to an increase in personnel partially resulting from our 2003 and 2004 acquisitions, investments in sales capacity in our international markets and higher sales commissions resulting from the increase in total net revenues. Selling and marketing expenses remained relatively consistent with the same period in 2003 when measured as a percentage of total net revenue.

Research and Development

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Research and development	$250.7	$219.4	14%
As a percentage of net revenue	17%	18%

      Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other engineering related costs. The increase of $31.3 million for the nine months ended September 30, 2004 over 2003 was primarily the result of increases in compensation costs from an increase in staffing levels and an increase in outside services used to supplement engineering personnel.

General and Administrative

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
General and administrative	$143.7	$117.0	23%
As a percentage of net revenue	10%	9%

      General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. The increase of $26.7 million for the nine months ended September 30, 2004 over 2003 was primarily the result of an increase in compensation and benefit costs, costs associated with our recent restatement and compliance with our corporate governance initiatives, including those required under the Sarbanes-Oxley Act of 2002.

Amortization of Other Intangibles

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except
	percentages)
Amortization of other intangibles	$6.2	$32.9	(81)%
As a percentage of net revenue	—%	3%

      Amortization of other intangibles principally represents amortization of distribution channels, trademarks and other intangibles related to acquisitions. The decrease in amortization of other intangibles for the nine months ended September 30, 2004 over 2003 was primarily due to the intangibles related to our 1999 acquisitions reaching full amortization during the second quarter of 2003. The amortization of other intangibles also includes intangibles from the acquisitions of Jareva, Precise and Ejasent, which are being amortized over the estimated useful lives of two to five years.

In-Process Research and Development

      In connection with our acquisition of Ejasent in January 2004 and KVS in September 2004, we allocated $0.4 million and $11.5 million, respectively, of the purchase price to IPR&D, which represents technology we identified as having not reached technological feasibility and having no alternative future use. In connection with our acquisition of Jareva in January 2003 and Precise in June 2003, we allocated $4.1 million and $15.3 million, respectively, of the purchase price to IPR&D.

Restructuring Reversals

      In the third quarter of 2004, in connection with our acquisition of KVS, we reversed $9.6 million of accrued restructuring costs related to previously restructured facilities to be occupied by KVS personnel.

Interest and Other Income, Net

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except
	percentages)
Interest and other income, net	$35.4	$33.6	6%
As a percentage of net revenue	2%	3%

      Interest and other income, net, includes interest income and realized gains and losses on our cash equivalents and investments held and, to a lesser extent, foreign currency exchange gains or losses. The increase in interest and other income of $1.8 million for the nine months ended September 30, 2004 over 2003 is due primarily to an increase in interest income from higher average cash equivalents and investments balances and an increase in interest rates.

Interest Expense

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except
	percentages)
Interest expense	$18.2	$24.8	(27)%
As a percentage of net revenue	1%	2%

      Interest expense for the nine months ended September 30, 2004 consisted of interest recorded under the 0.25% convertible subordinated notes issued in August 2003 and interest of approximately $4 million per quarter, beginning in July 2003, as a result of our adoption of Financial Accounting Standards Board, or FASB, Interpretation Number, or FIN, 46, Consolidation of Variable Interest Entities, which required us to consolidate the properties from our build-to-suit lease agreements and related debt in our financial statements. Previously, interest on the build-to-suit lease agreements was recorded as rent expense in cost of revenue and operating expenses. Interest expense for the nine months ended September 30, 2003 also consisted of interest recorded under the 1.856% convertible subordinated notes issued in August 1999 that were partially redeemed for cash and partially converted to common stock in August 2003 and interest recorded under the 5.25% convertible subordinated notes issued in October 1997 that were converted to common stock in August 2003.

Loss on Extinguishment of Debt

      In August 2003 we redeemed $391.7 million of our outstanding 1.856% convertible subordinated notes for cash. In connection with this cash redemption, we recorded a loss on extinguishment of debt of $4.7 million representing the unamortized portion of debt issuance costs at the time of redemption.

Gain (Loss) on Strategic Investments

      For the nine months ended September 30, 2004, we recognized a gain on strategic investments of $7.5 million related to the sale of one of our investments. For the nine months ended September 30, 2003, we recognized impairment losses of $3.5 million on our strategic investments when we determined that there had been a decline in the fair value of these investments that was other than temporary. These losses represented write-downs of the carrying amount of our investments.

Provision for Income Taxes

	Nine Months
	Ended
	September 30,

	2004	2003	% Change

	(In millions, except percentages)
Income taxes	$121.8	$88.9	37%
As a percentage of net revenue	8%	7%
Effective tax rate	30%	35%

      Our effective tax rate for the nine months ended September 30, 2004 differed from the combined federal and state statutory rates due primarily to the tax effect of international operations. The decrease in our effective tax rates for the nine months ended September 30, 2004 over 2003 is primarily due to differences attributable to the restructuring reversals in 2004 and acquisition-related charges in 2003, including in-process research and development, that were non-deductible for tax purposes.

Cumulative Effect of Change in Accounting Principle, Net of Tax

      We currently have three build-to-suit operating leases, commonly referred to as synthetic leases, which were entered into prior to February 1, 2003. Each synthetic lease is owned by a trust that does not have any voting rights, employees, financing activity other than the lease with us, ability to absorb losses or right to participate in gains realized on the sale of the related property. We have determined that the trusts under the leasing structures qualify as variable interest entities for purposes of FIN 46, Consolidation of Variable Interest Entities. Consequently, we are considered the primary beneficiary and consolidated the trusts into our financial statements beginning July 1, 2003. As a result of consolidating these entities in the third quarter of 2003, we reported a cumulative effect of change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, with a charge of $6.2 million which equals the amount of depreciation expense that would have been recorded had these trusts been consolidated from the date the properties were available for occupancy, net of tax.

Comparison of Fiscal Years Ended December 31, 2003, 2002 and 2001

Net Revenues

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Net revenues	$1,747.1	$1,506.0	$1,489.2
Percentage increase over prior period	16%	1%

      In 2003, our total net revenue increased by $241.1 million or 16% due primarily to the growth in user license fees which grew by 11%, increased sales penetration of international markets which grew by 29% and the continued growth of our services businesses which grew by 26%. During 2003, as part of our strategy to increase our net revenues, we continued expanding our product portfolio and offerings, increased the computer platforms supported by our software and continued to invest in sales and service capacity internationally. In 2002, our total net revenue was impacted by weak general economic and industry conditions resulting in reduced capital spending by our customers, which was partially offset by international growth in license and services revenue. In 2001, our total net revenue increased more slowly than expected because of reduced capital spending by our customers due to weak general economic and industry conditions and due to the events of September 11, 2001.

International Sales and Operations

      Our international sales consist of sales of licenses and services to customer locations outside the United States and are generated primarily through our international sales subsidiaries. International revenue, a majority of which is collectible in foreign currencies, accounted for approximately 36% of our total revenue in 2003, 32% of our total revenue in 2002 and 29% of our total revenue in 2001. Our international revenue increased 29% to $633.5 million in 2003 from $489.3 million in 2002 and 15% in 2002 from $427.2 million in 2001. During 2003, our international revenue increased across all geographic areas and we saw greater strength in the emerging markets in Europe and Asia-Pacific. Additionally, during 2003 our international sales benefited from favorable foreign currency exchange rate movements relative to the weaker U.S. dollar. Excluding the benefit from foreign currency movement, the increase in international sales would have been 20% from 2002 to 2003.

      We believe that a key component of our growth strategy is the continued expansion of our international operations. We currently have sales and services offices and resellers located in Europe, Asia-Pacific and Japan, Latin America, Canada, Africa and the Middle East, and research and development centers in India, the United Kingdom and Israel. International expansion will require us to establish additional foreign offices, hire additional personnel and recruit new international resellers, resulting in the diversion of management attention and the expenditure of financial resources.

User License Fees

      We market and distribute our software products both as standalone software products and as integrated product suites, which we also refer to as application solutions. We derive our user license fees from the licensing of our technology, segregated into three product areas: Data Protection, which includes our NetBackup and Backup Exec product families; Storage Management, which includes our File Systems, Volume Manager, replication, Database Editions and storage resource management product families; and Utility Computing Infrastructure, which includes our clustering, high-availability offerings, application performance management, or APM, OpForce and CommandCentral Service product families.

	Year Ended December 31,

	2003	2002	2001

	(In millions, except percentages)
User license fees:
Data protection	$624.7	$599.0	$666.3
Storage management	264.8	251.5	279.0
Utility computing infrastructure	203.2	136.3	143.8

Total user license fees	$1,092.7	$986.8	$1,089.1

As a percentage of user license fees:
Data protection	57%	61%	61%
Storage management	24	25	26
Utility computing infrastructure	19	14	13

Total user license fees	100%	100%	100%

As a percentage of total net revenue	63%	66%	73%

Percentage increase (decrease) over prior period:
Data protection	4%	(10)%
Storage management	5%	(10)%
Utility computing infrastructure	49%	(5)%
Total user license fees	11%	(9)%

      During 2003, user license fees increased by $105.9 million or 11% due to increases across each product category. Data protection increased by $25.7 million due primarily to increases in our core backup family of products, including our Backup Exec 9.0 which was introduced during the first quarter of 2003 and NetBackup 5.0 which was introduced during the fourth quarter of 2003. Storage management increased $13.3 million due primarily to increases in our replication and storage resource management products. Utility computing infrastructure increased by $66.9 million due primarily to the addition of APM products as a result of our acquisition of Precise at June 30, 2003 as well as from increases in clustering, and Database Editions/ Advanced Cluster. During 2002, user license fees decreased by $102.3 million or 9% due primarily to weaker general economic and industry conditions resulting in a reduction of capital spending by our customers, mainly during the first three quarters of 2002, and fewer large end-user transactions. The reduction in demand during the first three quarters of 2002 was partially offset by an increase in demand during the fourth quarter of 2002, particularly in Europe and emerging international markets. Data protection decreased by $67.3 million due to decreases in user license revenue in both our core backup products, NetBackup and Backup Exec. Storage management decreased by $27.5 million due primarily to decreases in license fees from our File System and Database Edition products.

      Historically, we have segregated our products into the categories of Core and Emerging technologies. Core technology products include data protection, file system and volume management products. Emerging technology products include clustering and replication, storage area networking and application performance management products. Revenues from core technology products comprise the majority of user license fees and were 84%, 89% and 90% of total user license fees in 2003, 2002 and 2001, respectively. Core technology products as a percent of total user license fees decreased during 2003 as revenue from our emerging technology increased 64% in 2003 when compared to 2002. The increase was primarily due to increased penetration in clustering and replication products as well as application performance management products acquired with Precise.

      Our user license fees from OEMs decreased 15% to $129.7 million in 2003 and 23% in 2002 to $152.1 million from $197.0 million in 2001. The user license fees from OEMs accounted for 12% of user license fees for 2003 and 15% and 18% for 2002 and 2001, respectively. The decreases in 2003 and 2002 reflect reduced hardware sales by OEMs as their customers reduced technology spending in the weaker economic environment as well as our focus on expanding direct and reseller sales.

      During 2003, we completed 51 transactions valued at over $1.0 million, including services, and 948 transactions valued at over $100,000. During 2002 and 2001, we completed 50 and 70 transactions valued at over $1.0 million and 938 and 1,137 transactions valued at over $100,000, respectively.

Services Revenue

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Services revenue	$654.4	$519.2	$400.1
As a percentage of net revenue	37%	34%	27%
Percentage increase over prior period	26%	30%

      We derive our services revenue primarily from contracts for software maintenance and technical support and, to a lesser extent, consulting and education services. The increase in 2003 and 2002 was due primarily to the increase in services and support contracts of 30% and 38% for 2003 and 2002, respectively. The increase in renewals during 2003 was the result of a larger installed base of customers and a greater focus on renewing customer support contracts, particularly internationally.

      Our professional services revenue, which consists of training and consulting services, grew by 6% and 2% in 2003 and 2002, respectively. These growth rates were below our objectives.

Cost of Revenue

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Cost of revenue	$313.6	$305.6	$271.6
As a percentage of net revenue	18%	20%	18%
Percentage increase over prior period	3%	13%

      Gross profit on user license fees, excluding amortization of developed technology, is substantially higher than gross profit on services revenue, reflecting the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing maintenance and technical support, consulting and education services. Cost of services varies depending upon the mix of maintenance and technical support, consulting and education services.

Cost of User License Fees (including amortization of developed technology)

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Cost of user license fees:
User license fees	$48.7	$36.2	$41.7
Amortization of developed technology	35.3	66.9	63.1

Total cost of user license fees	$84.0	$103.1	$104.8

Percentage decrease over prior period	(19)%	(2)%
Gross profit:
User license fees including amortization of developed technology	92%	90%	90%

      Cost of user license fees consists primarily of amortization of developed technology, royalties, media, manuals and distribution costs. The amortization of developed technology is related primarily to acquisitions completed during 1999 and the first and second quarters of 2003. If we had excluded the amortization of developed technology from the cost of user license fees, the gross profit on user license fees would have consistently been 96% in each of 2003, 2002 and 2001. The gross profit on user license fees may vary from period to period based on the license revenue mix because some of our products carry higher royalty rates than others.

      The decrease in amortization of developed technology in 2003 from 2002 was primarily the result of the developed technology related to the 1999 acquisitions reaching full amortization. This decrease was partially offset by the amortization of developed technology related to the Precise acquisition. The increase in 2002 over 2001 reflects the full year impact of an acquisition that occurred in the fourth quarter of 2001. These amounts mainly represent the amortization of the developed technology recorded upon acquisitions made during 1999.

Cost of Services

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Cost of services	$229.5	$202.5	$166.7
Percentage increase over prior period	13%	21%
Gross profit	65%	61%	58%

      Cost of services consists primarily of personnel-related costs in providing maintenance and technical support, consulting and education to customers. The gross profit improvement in 2003 was primarily the result of the increase in maintenance and support revenues of 30%, while related expenses increased only 12% as we continued to take advantage of the economies of scale of the larger installed customer base.

Operating Expenses

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Operating expenses	$1,046.5	$1,071.0	$1,754.5
As a percentage of net revenue	60%	71%	118%
Percentage decrease over prior period	(2)%	(39)%

      In 2003, total operating expenses decreased by $24.5 million from 2002 due primarily to the net worldwide facilities restructuring charge of $96.1 million during the fourth quarter of 2002 and other intangibles related to the 1999 acquisitions reaching full amortization, partially offset by an increase in other operating expenses and IPR&D related to the Precise acquisition. The significant decrease in 2002 from 2001 relates primarily to the adoption of SFAS No. 142, which requires that goodwill no longer be amortized, partially offset by the 2002 worldwide facilities restructuring. We believe that the percentage changes in total operating expenses in these periods are not necessarily indicative of future results. Our operating expenses include selling and marketing expenses, research and development expenses, general and administrative expenses, amortization of other intangibles, restructuring and other charges and, prior to 2002, amortization of goodwill.

Selling and Marketing

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Selling and marketing	$534.0	$478.5	$508.5
As a percentage of net revenue	31%	32%	34%
Percentage increase (decrease) over prior period	12%	(6)%

      Selling and marketing expenses consist primarily of salaries, related benefits, commissions, consultant fees and other costs associated with our sales and marketing efforts. The increase in 2003 of $55.5 million was primarily the result of an increase in sales commissions, compensation and benefit costs due to an increase in sales and marketing personnel from 1,914 employees in 2002 to 2,121 employees in 2003 partially resulting from the Precise acquisition and higher sales commissions resulting from the increase in license revenues. The decrease in 2002 of $30.0 million was primarily the result of a decrease in staffing levels, leading to a reduction in compensation and benefit costs, other employee costs and travel and entertainment expenses, and to a lesser extent, a decrease in promotional costs and expenses. Although our selling and marketing expenses decreased as a percent of total revenues, they remained relatively constant when compared to user license fees at approximately 49%, 48% and 47% in 2003, 2002 and 2001, respectively.

Research and Development

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Research and development	$301.9	$274.9	$240.5
As a percentage of net revenue	17%	18%	16%
Percentage increase over prior period	10%	14%

      Research and development expenses consist primarily of salaries, related benefits, third-party consultant fees and other engineering related costs. The increase of $27.0 million in 2003 was primarily the result of increases in compensation costs from an increase in research and development personnel from 1,521 employees in 2002 to 1,848 employees in 2003 partially due to the Precise acquisition and an increase in outside services used to supplement engineering personnel. The 2002 increase of $34.4 million was due primarily to increased compensation and benefits and, to a lesser extent, costs associated with outside services, primarily for localization and intellectual property protection.

General and Administrative

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
General and administrative	$156.0	$143.1	$121.7
As a percentage of net revenue	9%	10%	8%
Percentage increase over prior period	9%	18%

      General and administrative expenses consist primarily of salaries, related benefits and fees for professional services, such as legal and accounting services. The increase of $12.9 million in 2003 was primarily the result of an increase in compensation and benefit costs, depreciation expense as a result of consolidating certain leased buildings (see “— Liquidity and Capital Resources — Long-Term Debt”), costs associated with the AOL investigation (see “Information Regarding VERITAS’ Business — Legal Proceedings”) and compliance with our corporate governance initiatives, including those requirements under the Sarbanes-Oxley Act of 2002, partially offset by a decline in bad debt expense. The 2002 increase of $21.4 million was primarily due to increased staffing levels, and to a lesser extent, expenses associated with outside services, primarily legal and consulting, and increases in facility costs related to new facilities in Milpitas, California and Reading, UK.

Amortization of Other Intangibles

	Year Ended December 31,

	2003	2002	2001

	(In millions, except percentages)
Amortization of other intangibles	$35.2	$72.1	$72.3
As a percentage of net revenue	2%	5%	5%
Percentage decrease over prior period	(51)%	—%

      Amortization of other intangibles principally represents amortization of distribution channels, trademarks and other intangibles related to acquisitions. The decrease in amortization of other intangibles in 2003 compared to 2002 was primarily due to other intangibles related to the 1999 acquisitions reaching full amortization during the second quarter of 2003. The amortization of other intangibles also includes intangibles from the acquisition of Precise and other 2003 acquisitions which are being amortized over the estimated useful lives of two to four years.

Amortization of Goodwill

      SFAS No. 142, Goodwill and Other Intangible Assets, which became effective January 1, 2002, requires that goodwill no longer be amortized, but continue to be evaluated for impairment annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Therefore, there was no amortization of goodwill during 2003 and 2002. During 2001, amortization of goodwill was $813.1 million.

In-Process Research and Development

      In connection with our acquisition of Precise in June 2003, we allocated $15.3 million of the purchase price to IPR&D, which represents technology we identified as having not reached technological feasibility and having no alternative future use. After identifying the IPR&D projects and considering various other factors, we allocated the total purchase price of Precise to the net assets acquired, including IPR&D, based on fair value. We determined the fair value of the IPR&D projects by estimating the expected cash flows from the projects once they are commercially viable and discounting the net cash flows back to their present value, using adjusted discount rates based on the percentage of completion of the in-process projects. We based the net cash flows expected from the identified projects on estimates of revenues and costs from each in-process project.

      In connection with our acquisition of Jareva in January 2003, we allocated $4.1 million of the purchase price to IPR&D. After identifying the IPR&D projects and considering various other factors, we assigned values to IPR&D and other intangibles. We determined the fair value of the IPR&D for the acquisition of Jareva by discounting the expected future cash flows from projects under development to their net present value. We analyzed each project and determined the characteristics and applications of the technology, the complexity, cost and time to complete the remaining development efforts, any alternative future use or current technological feasibility and the stage of completion. We identified and valued two IPR&D projects at the time of our acquisition of Jareva. We based the projected future cash flows from the projects under development on our estimates of revenues and operating profits related to the projects.

Restructuring Costs

      In 2002, we recorded a net facility restructuring charge to operating expenses of $96.1 million under a plan, approved by our board of directors, to exit and consolidate certain of our facilities located in 17 metropolitan areas related to facilities that, as of January 31, 2004, have all been vacated. We also recorded net restructuring charges of $3.2 million related to restructuring plans initiated prior to 2002.

Interest and Other Income, Net

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Interest and other income, net	$43.6	$41.7	$64.4
As a percentage of net revenue	2%	3%	4%
Percentage increase (decrease) over prior period	5%	(35)%

      The increase in interest and other income of $1.9 million in 2003 was due primarily to higher balances of cash, cash equivalents and short-term investments held, partially offset by lower interest rates. The decrease of $22.7 million in 2002 was primarily due to a decrease in interest income and a $6.1 million charge in connection with the settlement of a litigation matter. The 2002 decrease in interest income was due principally to the fall in interest rates in 2002, partially offset by the higher level of funds available for investment generated primarily from the net cash provided by operating activities.

Interest Expense

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Interest expense	$30.4	$30.3	$29.4
As a percentage of net revenue	2%	2%	2%
Percentage increase over prior period	—%	3%

      Interest expense consisted of interest recorded under the 0.25% convertible subordinated notes issued in August 2003, interest recorded under the 1.856% convertible subordinated notes issued in August 1999 and partially redeemed for cash and partially converted to common stock in August 2003, interest recorded under the 5.25% convertible subordinated notes issued in October 1997 and converted to common stock in August 2003 and, commencing July 2003, interest of approximately $17 million per year as a result of the adoption of Financial Accounting Standards Board, or FASB, Interpretation Number, or FIN, 46, Consolidation of Variable Interest Entities, which required us to consolidate the properties from our build-to-suit lease agreements and related debt in our financial statements. Previously, interest on the build-to-suit lease agreements was recorded as rent expense in cost of revenue and operating expenses.

Provision for Income Taxes

	Year Ended
	December 31,

	2003	2002	2001

	(In millions, except percentages)
Provision for income taxes	$38.2	$70.8	$117.9
Effective tax rate	10%	55%	(23)%
Percentage decrease over prior period	(46)%	(40)%

      Our effective tax rate in 2003 differed from the combined federal and state statutory rates due primarily to the tax effect of international operations and amortization of intangible assets. Income taxes in 2003 also includes a benefit of $95.1 million due to the settlement of certain Seagate tax audits. Excluding the impact of the Seagate settlement, our effective tax rate would have been approximately 34%. Our effective tax rate in 2002 differed from the combined federal and state statutory rates due primarily to the tax effect of international restructuring charges and losses on strategic investments for which tax benefits were not realized, as well as the amortization of intangible assets other than goodwill. Our effective tax rate in 2001 was negative and differed from the combined federal and state statutory rates due primarily to differences attributable to amortization of goodwill resulting from acquisitions that were non-deductible for tax purposes.

Cumulative Effect of Change in Accounting Principle, Net of Tax

      We currently have three build-to-suit operating leases, commonly referred to as synthetic leases, which were entered into prior to February 1, 2003. Each synthetic lease is owned by a trust that has no voting rights, no employees, no financing activity other than the lease with us, no ability to absorb losses and no right to participate in gains realized on the sale of the related property. We have determined that the trusts under the leasing structures qualify as variable interest entities for purposes of FIN 46, Consolidation of Variable Interest Entities. Consequently, we are considered the primary beneficiary and consolidated the trusts into our financial statements beginning July 1, 2003. As a result of consolidating these entities in the third quarter of 2003, we reported a cumulative effect of change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, with a charge of $6.2 million which equals the amount of depreciation expense that would have been recorded had these trusts been consolidated from the date the properties were available for occupancy, net of tax.

Seagate Technology Transaction

      In 2000, we completed a multi-party transaction, which we refer to as the Transaction, with Seagate Technology, Inc., which we refer to as Seagate, and Suez Acquisition Company (Cayman) Limited, which we refer to as SAC. The Transaction was structured as a leveraged buyout of Seagate pursuant to which Seagate sold all of its operating assets to SAC, and SAC assumed and indemnified Seagate and us for substantially all liabilities arising in connection with those operating assets. We did not acquire Seagate’s disk drive business or any other Seagate operating business. At the closing, and after the operating assets and liabilities of Seagate had been transferred to SAC, a wholly owned subsidiary of ours merged with and into Seagate, following which Seagate became our wholly owned subsidiary and was renamed VERITAS Software Technology Corporation.

      As of December 31, 2002, deferred and other income taxes payable recorded in connection with the Transaction totaled $134.4 million and related to certain tax liabilities that we expected to pay, other current assets included $21.3 million of indemnification receivable from SAC and other non-current assets included $18.0 million of indemnification receivable from SAC. Certain of Seagate’s federal and state tax returns for various fiscal years have been under examination by tax authorities. We believe that adequate amounts for tax liabilities have been provided for any final assessments that may result from these examinations. On March 15, 2004, we were notified that the federal income tax audits for all periods ended with the date of the Transaction had been completed and all federal tax liabilities had been settled, which resulted in the payment of a net federal tax refund that we have distributed to a trust for the benefit of the former Seagate shareholders. Accordingly, we have reversed the indemnification receivables of $39.3 million and income taxes payable of $134.4 million, resulting in a net income tax benefit of $95.1 million. The benefit has been recorded as a credit to income tax expense in the year ended December 31, 2003. We do not expect to have any material payment obligations with respect to other Seagate taxes as of December 31, 2003, nor do we expect to receive any payments pursuant to the indemnification agreement with SAC with respect to such taxes.

Accrued Acquisition and Restructuring Costs

      In the fourth quarter of 2002, our board of directors approved a facility restructuring plan to exit and consolidate certain of our facilities located in 17 metropolitan areas worldwide. The facility restructuring plan was adopted to address overcapacity in our facilities as a result of lower than planned headcount growth in these metropolitan areas. In connection with this facility restructuring plan, we recorded a net restructuring charge, or the 2002 Facility Accrual, to operating expenses of $96.1 million in the fourth quarter of 2002. The 2002 Facility Accrual was originally comprised of (i) $86.9 million associated with terminating and satisfying remaining lease commitments, partially offset by sublease income net of related sublease costs and (ii) write-offs of $9.2 million for net assets.

      In the third quarter of 2004, we acquired KVS and, as a result, reversed $9.6 million of the 2002 Facility Accrual related to previously restructured facilities to be occupied by KVS personnel. In addition, cash outlays of $4.0 million and the impact of foreign exchange rates of $0.4 million were recognized in the third quarter of 2004. As of September 30, 2004, the remaining balance of the 2002 Facility Accrual was $55.0 million. Restructuring costs will generally be paid over the remaining lease terms, ending at various dates through 2022, or over a shorter period as we may negotiate with our lessors. The majority of costs are expected to be paid by the year ending December 31, 2010.

      We are in the process of seeking suitable subtenants for these facilities. The estimates related to the 2002 Facility Accrual may vary significantly depending, in part, on factors that are beyond our control, including the commercial real estate market in the applicable metropolitan areas, our ability to obtain subleases related to these facilities and the time period to do so, the sublease rental market rates and the outcome of negotiations with lessors regarding terminations of some of the leases. Adjustments to the 2002 Facility Accrual will be made if actual lease exit costs or sublease income differ materially from amounts currently expected. Because a portion of the 2002 Facility Accrual relates to international locations, the accrual will be affected by exchange rate fluctuations.

      As of September 30, 2004, accrued acquisition and restructuring costs consisted of the 2002 Facility Accrual discussed above, acquisition-related costs discussed in the Notes to Condensed Consolidated Financial Statements for the period ended September 30, 2004 included herein and other accrued acquisition and restructuring charges incurred from 1999 through 2003, net of cash payments made.

      The components of the accrued acquisition and restructuring costs and movements within these components through September 30, 2004 were as follows:

	Direct	Involuntary
	Transaction	Termination	Facilities	Asset
	Costs	Benefits	Related Costs	Write-offs	Total

	(In millions)
Balance at December 31, 2001	$0.8	$—	$10.4	$—	$11.2
Additions	1.3	—	88.4	10.9	100.6
Cash payments	(1.1)	—	(2.8)	—	(3.9)
Non-cash charges	—	—	0.9	0.4	1.3
Impact of exchange rates	—	—	0.8	0.1	0.9

Balance at December 31, 2002	1.0	—	97.7	11.4	110.1
Additions	9.5	0.4	6.1	—	16.0
Cash payments	(9.9)	(0.4)	(16.3)	—	(26.6)
Asset write-offs	—	—	—	(8.9)	(8.9)
Adjustment	—	—	0.8	(0.8)	—
Impact of exchange rates	—	—	3.1	0.4	3.5

Balance at December 31, 2003	0.6	—	91.4	2.1	94.1
Additions	6.3	11.6	2.1	—	20.0
Cash payments	(3.0)	(11.4)	(15.2)	—	(29.6)
Restructuring reversals, net	—	—	(9.6)	—	(9.6)
Non-cash charges	—	—	—	(2.1)	(2.1)
Other	—	—	(0.4)	—	(0.4)
Impact of exchange rates	—	—	0.5	—	0.5

Balance at September 30, 2004	$3.9	$0.2	$68.8	$—	$72.9

Recent Accounting Pronouncements

      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including the issuance of stock options and other stock-based compensation to employees. Public companies are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. The Statement is effective for our interim reporting period beginning July 1, 2005 and applies to all awards granted after the effective date and to awards modified, repurchased or canceled after that date. The cumulative effect of initially applying this Statement is recognized as of the effective date. As of the effective date, application of this Statement will be through a modified version of prospective application and compensation cost will be recognized for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, we can elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. We are currently evaluating the impact this Statement will have on our financial position and results of operations. We do not believe the adoption of SFAS No. 123R will have a material effect on our cash flows.

      In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe the adoption of SFAS No. 153 will have a material effect on our financial position, results of operations or cash flows.

      In December 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. FSP No. FAS 109-1 requires that tax deductions on qualified production activities related to the American Jobs Creation Act of 2004, or the Act, be accounted for as a special deduction under SFAS No. 109. The provisions of FSP No. FAS 109-1 are effective for our fiscal year ended December 31, 2004. The adoption of FSP No. FAS 109-1 did not have a material impact in 2004 and is not expected to have a material impact on our financial position, results of operations or cash flows in future periods. FSP No. FAS 109-2 permits an enterprise to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109 beyond its financial reporting period. The Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Act. We have elected to apply this provision to qualifying earnings repatriations in the year ending December 31, 2005. We are currently evaluating the impact FSP No. FAS 109-2 will have on our financial position, results of operations and cash flows.

      In September 2004, the EITF reached a consensus on EITF No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, that all issued securities that have embedded conversion features that are contingently exercisable upon occurrence of a market-price condition should be included in the calculation of diluted earnings per share, regardless of whether the market price trigger has been met. This consensus also applies to instruments with embedded conversion features that are contingently exercisable upon the occurrence of a market price condition or upon the occurrence of another contingency. The FASB is presently in the process of amending certain aspects of SFAS No. 128, Earnings per Share, and it is expected to require that share settlement be assumed in the diluted earnings per share calculation for contracts that can be settled in stock or cash. The consensus in EITF No. 04-8 will become effective in the period when the proposed amendment to SFAS No. 128 becomes effective.

We do not believe that EITF No. 04-8 will have a material effect on our diluted per share calculation and we will evaluate the impact of the amendments to SFAS No. 128 once issued.

      In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF No. 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-1; however the disclosure requirements are effective for our annual period ended December 31, 2004. We will evaluate the impact of EITF No. 03-1 once final guidance is issued.

Liquidity and Capital Resources

Cash Flows

      Our largest source of operating cash flows is cash collections from our customers for purchases of software licenses and maintenance and technical support. Our standard payment terms for both license and support invoices are net 30 days from the date of invoice. Our primary uses of cash for operating activities include personnel and facilities related expenditures, income tax payments and technology costs as well as costs associated with outside support and services.

      Cash flows provided by operating activities for the nine months ended September 30, 2004 decreased $21.1 million compared to the same period a year ago. Our net income for the nine months ended September 30, 2004 was significantly higher than 2003; however, this was offset by lower non-cash charges such as amortization of developed technology and other intangibles and write-off of in-process research and development. In addition, there was a higher amount of cash paid for income taxes for the nine months ended September 30, 2004 compared to 2003.

      For the year ended December 31, 2003, cash flows provided by operating activities increased $38.6 million compared to 2002 due to significantly higher net income offset by lower non-cash charges such as amortization of developed technology and other intangibles, a significant increase in our accounts receivable balance and a decrease in our long-term deferred tax liability related to the settlement of the federal tax liabilities associated with the Seagate Technology Transaction. Cash flows provided by operating activities for the year ended December 31, 2002 increased $34.3 million compared to 2001 due to an increase in certain liability and accrual balances as of December 31, 2002.

      Cash flows used for investing activities consist primarily of net purchases of investments, property and equipment and businesses and technology. Cash flows used for investing activities included net purchases of investments of $230.5 million for the nine months ended September 30, 2004 compared to net sales of $15.6 million for the nine months ended September 30, 2003 and an increase of $27.4 million for purchases of property and equipment for the nine months ended September 30, 2004 over 2003. In addition, net purchases of businesses and technology were $325.1 million for the nine months ended September 30, 2004, primarily related to the acquisitions of Ejasent, Invio and KVS, compared to $402.4 million for the nine months ended September 30, 2003, primarily related to the acquisitions of Jareva and Precise.

      Cash flows used for investing activities included net purchases of investments of $87.6 million for the year ended December 31, 2003 compared to $321.7 million for 2002 and $787.4 million for 2001. Purchases of property and equipment for the year ended December 31, 2003 decreased by $27.0 million over 2002 to $81.2 million and decreased by $37.5 million over 2001 to $108.2 million. In addition, purchases of businesses and technology were $400.2 million for the year ended December 31, 2003, primarily related to the acquisitions of Jareva and Precise, $13.0 million in 2002 primarily related to the purchase of various technologies and $64.7 million in 2001 primarily related to three acquisitions of privately held companies.

      Cash flows from financing activities consist primarily of proceeds related to the issuance of common stock under our employee stock plans of $80.2 million for the nine months ended September 30, 2004 and

$132.5 million for the nine months ended September 30, 2003 offset by $70.9 million used for the repurchase of our common stock for the nine months ended September 30, 2004 and $316.2 million used for the repurchase of our common stock for the nine months ended September 30, 2003. In addition, in 2003 we generated $116.6 million of cash from the issuance of new convertible subordinated notes, net of the redemption of the then-outstanding convertible subordinated notes.

      For the year ended December 31, 2003, cash flows from financing activities consisted primarily of proceeds related to the issuance of common stock under our employee stock plans of $178.9 million compared to $85.6 million for 2002 and $104.3 million for 2001. In addition, for the year ended December 31, 2003 we generated $116.5 million of cash from the issuance of new convertible subordinated notes, net of the redemption of the then-outstanding convertible subordinated notes offset by $316.2 million for the repurchase of common stock.

      In July 2004, our board of directors authorized a program to repurchase our common stock in an amount of up to $500.0 million over the following 12 to 18 months. We are authorized to purchase these shares of common stock from time to time on the open market or in privately negotiated transactions. Depending on market conditions and other factors, these purchases may be commenced or suspended from time to time without prior notice. The stock repurchase program is primarily intended to reduce the dilution resulting from our employee stock plans. Through December 31, 2004, we repurchased 13.0 million shares of common stock for an aggregate purchase price of $250.0 million.

      We continue to evaluate alternative uses of our cash including, but not limited to, exercising our purchase option for the properties subject to the build-to-suit lease arrangements, repurchasing additional amounts of our common stock and strategic acquisitions, any of which could reduce the amount of available cash and cash equivalents.

Convertible Subordinated Notes

      In August 2003, we issued $520.0 million of 0.25% convertible subordinated notes due August 1, 2013, or 0.25% Notes, for which we received net proceeds of approximately $508.2 million, to several initial purchasers in a private offering. The 0.25% Notes were issued at their face value and provide for semi-annual interest payments of $0.7 million each February 1 and August 1, beginning February 1, 2004. Effective as of January 28, 2004, the 0.25% Notes began accruing additional interest at a rate of 0.25% as a result of our registration statement having not been declared effective by the SEC on or before the 180th day following the original issuance of the 0.25% Notes and the 0.25% Notes continued to accrue additional interest at that rate until April 27, 2004, the 90th day following such registration default. As of April 27, 2004, the 0.25% Notes began to accrue additional interest at a rate of 0.50% and continued to accrue such additional interest until November 24, 2004, the date on which the registration statement was declared effective. Effective as of January 30, 2005, the 0.25% Notes began to accrue additional interest at a rate of 0.25% per annum as a result of our registration statement having been suspended by us in excess of our permitted grace period. The 0.25% Notes are convertible, under specified circumstances, into shares of our common stock at a conversion rate of 21.6802 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $46.13 per share; provided that, pursuant to the terms of a supplemental indenture dated as of October 25, 2004, we will be required to deliver cash to holders upon conversion, except to the extent that our conversion obligation exceeds the principal amount of the notes converted, in which case, we will have the option to satisfy the excess (and only the excess) in cash and/or shares of common stock.

      In August 2003, all of our outstanding 5.25% convertible subordinated notes due 2004, or 5.25% Notes, converted into 6.7 million shares of common stock at a conversion price of $9.56 per share. In August 2003, a portion of our outstanding 1.856% convertible subordinated notes due 2006, or 1.856% Notes, converted into 0.5 million shares of common stock at an effective conversion price of $31.35 per share. The remaining outstanding principal amount of the 1.856% Notes was redeemed in August 2003 for $391.8 million in cash including $0.1 million of accrued interest. In connection with the redemption of the 1.856% Notes for cash, we recorded a loss on extinguishment of debt of approximately

$4.7 million in the third quarter of 2003 related to the unamortized portion of debt issuance costs. This charge is classified as a non-operating expense in our consolidated statement of operations.

      At December 31, 2003 and September 30, 2004, we had a ratio of long-term debt to total capitalization of approximately 20% and 12%, respectively. The decrease of 8% is due primarily to the reclassification of $380.6 million of debt related to our build-to-suit lease agreements from long-term to short-term based on the lease expiration dates. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures and any increased working capital requirements.

Long-Term Debt

      In 1999 and 2000, we entered into three build-to-suit lease agreements for office buildings in Mountain View, California, Roseville, Minnesota and Milpitas, California. We began occupying the Roseville and Mountain View facilities in May and June 2001, respectively, and began occupying the Milpitas facility in April 2003. A syndicate of financial institutions financed the acquisition and development of these properties. Prior to July 1, 2003, we accounted for these properties as operating leases in accordance with SFAS No. 13, Accounting for Leases, as amended. On July 1, 2003, we adopted FIN 46. Under FIN 46, the lessors of the facilities are considered variable interest entities, and we are considered the primary beneficiary. Accordingly, we began consolidating the variable interest entities on July 1, 2003 and have included the property and equipment and long-term debt on our balance sheet at September 30, 2004 and December 31, 2003 and the results of their operations in our consolidated statement of operations for the nine months ended September 30, 2004. As of September 30, 2004, approximately $380.6 million of debt has been classified as current as the lease terms for the Mountain View and Roseville facilities expire in March 2005 and the lease term for the Milpitas facilities expire in July 2005.

      Interest only payments under our debt agreements relating to the facilities are generally paid quarterly and are equal to the termination value of the outstanding debt obligations multiplied by our cost of funds, which is based on London Inter Bank Offered Rate, or LIBOR, using 30-day to 180-day LIBOR contracts and adjusted for our credit spread. The termination values of the debt agreements are approximately $145.2 million, $41.2 million and $194.2 million for the Mountain View, Roseville and Milpitas leases, respectively. The terms of these debt agreements are five years with an option to extend the lease terms for two successive periods of one year each, if agreed to by the financial institutions that financed the facilities. The terms of these debt agreements began March 2000 for the Mountain View and Roseville facilities and July 2000 for the Milpitas facility. We have the option to purchase the three facilities for the aggregate termination value of $380.6 million or, at the end of the term, to arrange for the sale of the properties to third parties while we retain an obligation to the financial institutions that financed the facilities in an amount equal to the difference between the sales price and the guaranteed residual value up to an aggregate $344.6 million if the sales price is less than this amount, subject to the specific terms of the debt agreements. In addition, we are entitled to any proceeds from a sale of the facilities in excess of the termination values. Payment of the purchase price for these properties would reduce the amount of cash, cash equivalents and short-term investments available for funding our research and development efforts, geographic expansion and strategic acquisitions in the future.

      In January 2002, we entered into two three-year pay fixed, receive floating, interest rate swaps for the purpose of hedging the cash payments related to the Mountain View, California and Roseville, Minnesota agreements. Under the terms of these interest rate swaps, we make payments based on the fixed rate and will receive interest payments based on the 3-month LIBOR rate. For the nine months ended September 30, 2004 and 2003, the aggregate payments, including the net payments on the interest rate swaps, were $12.3 million and $12.5 million, respectively. The payments for the nine months ended September 30, 2004 and three months ended September 30, 2003 were included in interest expense in the consolidated statements of operations in accordance with FIN 46. The payments made for the six months ended June 30, 2003 were classified as rent expense and included in cost of revenue and operating expenses, in accordance with SFAS No. 13. We expect future interest expense from the build-to-suit agreements to be approximately $4 million per quarter.

      The agreements for each of the facilities described above require that we maintain specified financial covenants, all of which we were in compliance with as of December 31, 2003 and September 30, 2004. The specified financial covenants as of December 31, 2003 and as of September 30, 2004 require us to maintain a minimum rolling four quarter earnings before interest, taxes, depreciation and amortization, or EBITDA, of $400.0 million and $500.0 million, respectively, a minimum ratio of cash, cash equivalents, short-term investments and accounts receivable to current liabilities plus the debt consolidated under the build-to-suit lease agreements of 1.2 to 1, and a leverage ratio of total funded indebtedness to rolling four quarter EBITDA of not more than 2 to 1. For purposes of these financial covenants, EBITDA represents our net income for the applicable period, plus interest expense, taxes, depreciation and amortization and all non-cash restructuring charges, less software development expenses classified as capital expenditures. In order to secure the obligation under each agreement, each of the facilities is subject to a deed of trust in favor of the financial institutions that financed the acquisition and development of the respective facility. Bank of America, N.A. was the agent for the syndicate of banks that funded the development of the Mountain View, California and Roseville, Minnesota facilities, and ABN AMRO Bank, N.V. was the agent for the syndicate of banks that funded the development of the Milpitas, California facility.

      In February 2005, the VERITAS board of directors authorized the purchase of the properties subject to each of the build-to-suit lease agreements.

Credit Facility

      During 2002, our Japanese subsidiary entered into a short-term credit facility with a multinational Japanese bank in the amount of 1.0 billion Japanese yen (approximately $9 million USD). At December 31, 2003 and September 30, 2004, no amounts were outstanding. The short-term credit facility was renewed in March 2004 and is due to expire in March 2005. Borrowings under the short-term credit facility bear interest at Tokyo Inter Bank Offered Rate, plus 0.5%. There are no covenants on the short-term credit facility and the loan has been guaranteed by VERITAS Software Global LLC, one of our wholly owned subsidiaries.

Acquired Technology Commitments

      On October 1, 2002, we acquired volume replicator software technology for $6.0 million and contingent payments of up to another $6.0 million based on future revenues generated by the acquired technology. The contingent payments will be paid quarterly over 40 quarters, in amounts between $150,000 and $300,000, which includes interest. We issued a promissory note payable in the principal amount of $5.0 million, representing the present value of our minimum payment obligations under the purchase agreement for the acquired technology, which are payable quarterly commencing in the first quarter of 2003 and ending in the fourth quarter of 2012. The contingent payments in excess of the quarterly minimum obligations will be paid as they may become due. The outstanding balance of the note payable was $4.3 million as of September 30, 2004, $4.6 million as of December 31, 2003 and $5.0 million as of December 31, 2002 and is included in other long-term liabilities.

Contractual Commitments

      The following table is a summary of the contractual commitments, including principal and interest payments, associated with our obligations as of December 31, 2003:

	December 31,

	2004	2005	2006	2007	2008	Thereafter	Total

	(In thousands)
Operating lease commitments	$56,322	$47,222	$39,839	$35,180	$31,524	$154,413	$364,500
Convertible subordinated notes	1,300	1,300	1,300	1,300	1,300	525,958	532,458
Long-term debt	16,459	385,477	—	—	—	—	401,936
Other long-term liabilities	600	600	600	600	600	2,400	5,400

Total contractual commitments	$74,681	$434,599	$41,739	$37,080	$33,424	$682,771	$1,304,294

      We believe that our current cash, cash equivalents and short-term investment balances and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. After that time, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. We cannot assure you that additional financing will be available at all or that if available, we will be able to obtain it on terms favorable to us.

Factors That May Affect Future Results

      In addition to the other information in this joint proxy statement/ prospectus, you should consider carefully the following factors in evaluating VERITAS and our business.

If we experience lower-than-anticipated revenue in any particular quarter, or if we announce that we expect lower revenue or earnings than previously forecasted, the market price of our securities could decline.

      Our revenue is difficult to forecast and is likely to fluctuate from quarter to quarter due to many factors outside of our control. Any significant revenue shortfall or lowered revenue or earnings forecast could cause the market price of our securities to decline substantially. Factors that could lower our revenue or affect our revenue and earnings forecast include:

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced IT budgets or weak and uncertain economic and industry conditions;

•	the possibility that our customers may defer purchases of our products in anticipation of new products or product updates from us or our competitors;

•	changes in the competitive landscape due to mergers, acquisitions or strategic alliances that could allow our competitors to gain market share;

•	the possibility that our strategic partners will introduce, market and sell products that compete with our products;

•	the unpredictability of the timing and magnitude of our sales through direct sales channels and indirect sales channels, including value-added resellers, or VARs, and other distributors, which tend to occur later in a quarter than revenues received through our original equipment manufacturer, or OEM, partners;

•	our operational capacity to fulfill software license orders received at the end of a quarter;

•	the timing of new product introductions by us and the market acceptance of new products, which may be delayed as a result of weak and uncertain economic and industry conditions;

•	the seasonal nature of our sales;

•	the rate of adoption and long sales cycles for new solutions such as utility computing, storage resource management technology and replication;

•	changes in our pricing and distribution terms or those of our competitors; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism, terrorism or military actions taken by the United States or its allies.

      You should not rely on the results of prior periods as an indication of our future performance. Our operating expense levels are based, in significant part, on our expectations of future revenue. If we have a shortfall in revenue or orders in any given quarter, we may not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenue or orders could have an immediate adverse effect on our operating results for that quarter. In addition, if we fail to manage our business effectively, we may experience high operating expenses, and our operating results may fall below the expectations of securities analysts or investors.

Because we derive a majority of our license revenue from sales of a few product lines, any decline in demand for these products could severely harm our ability to generate revenue.

      We derive a majority of our revenue from a small number of software products, including our NetBackup and Backup Exec data protection products. In addition, our software products are concentrated within the market for data storage. For example, for the nine months ended September 30, 2004, we derived approximately 55% of our user license fees from the NetBackup and Backup Exec products. As a result, we are particularly vulnerable to fluctuations in demand for these products, whether as a result of competition, product obsolescence, technological change, budget constraints of our potential customers or other factors. If our revenue derived from these software products were to decline significantly, our business and operating results would be adversely affected. In addition, because our software products are concentrated within the market for data storage, a decline in the demand for storage devices, storage software applications or storage capacity could result in a significant reduction in our revenue and adversely affect our business and operating results.

If we fail to manage our distribution channels effectively, or if our partners choose not to market and sell our products to their customers, our sales could decline.

      We market our products and related services both directly to end-users and through a variety of indirect sales channels, which include VARs, distributors, system integrators and OEMs.

      Direct Sales. A significant portion of our revenue is derived from sales by our direct sales force to end-users. This sales channel involves special risks, including:

•	longer sales cycles associated with direct sales efforts;

•	we may have difficulty hiring, training, retaining and motivating our direct sales force; and

•	sales representatives require a substantial amount of training to become productive, and training must be updated to cover new and revised products.

      Indirect Sales Channels. A significant portion of our revenue is also derived from sales through indirect sales channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of special risks, including:

•	our lack of control over the timing of delivery of our products to end-users;

•	our resellers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our resellers and distributors may terminate their relationships with us at any time; and

•	our resellers and distributors may market and distribute competing products.

      OEMs. A portion of our revenue is derived from sales through our OEM partners that incorporate our products into their products. Our reliance on this sales channel involves many risks, including:

•	our lack of control over the shipping dates or volume of systems shipped;

•	our OEM partners are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable in recognition of our increasingly competitive relationship with certain partners;

•	the development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no associated revenue;

•	the time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market; and

•	our OEM partners may develop, market and distribute their own products and market and distribute products of our competitors, which could reduce our sales.

•	if we fail to manage our distribution channels successfully, our distribution channels may conflict with one another or otherwise fail to perform as we anticipate which could reduce our sales and increase our expenses, as well as weaken our competitive position.

We face intense competition, and our competitors may gain market share in the markets for our products, which could adversely affect the growth of our business and cause our revenues to decline.

      We have many competitors in the markets for our products. If existing or new competitors gain market share in any of these markets, we may experience a decline in revenues, which could adversely affect our business and operating results. Our competitors include the internal development groups of our strategic partners. These groups develop storage management software and utility computing infrastructure for the storage and server hardware products marketed by the strategic partners. We also face competition from software vendors that offer products that directly compete with our products or bundle their software products with storage software offered by another vendor.

      Many of our strategic partners and storage hardware vendors offer software products that compete with our products or have announced their intention to focus on developing or acquiring their own storage software products. Storage hardware companies may choose not to offer our products to their customers or limit our access to their hardware platforms. End-user customers may prefer to purchase storage software and hardware that is manufactured by the same company because of greater product breadth offered by the company, perceived advantages in price, technical support, compatibility or other issues. In addition, software vendors may choose to bundle their software, such as an operating system, with their own or other vendors’ storage software. They may also limit our access to standard product interfaces for their software and inhibit our ability to develop products for their platform.

      Many of our competitors have greater financial, technical, sales, marketing and other resources than we do and consequentially may have an ability to influence customers to purchase their products that compete with ours. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. Finally, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we may face additional sources of competition in the future. Any of the foregoing effects could cause our revenues to decline, which would harm our financial position and results of operations.

If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recover product development costs, and our earnings and revenue may decline.

      Our future success depends on our ability to address the rapidly changing needs of our customers by developing, acquiring and introducing new products, product updates and services on a timely basis. We must also extend the operation of our products to new platforms and keep pace with technological developments and emerging industry standards. We intend to commit substantial resources to developing new software products and services, including software products and services for the utility computing infrastructure, the storage area networking and the storage resource management markets. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. They also may require development of new channels. If these markets do not develop as anticipated, or if demand for our products and services in these markets does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

      We have provided standards-setting organizations and various partners with access to our standard product interfaces through our VERITAS Enabled Program. If these standards-setting organizations or our partners do not accept our standard product interfaces for use with other products, or if our partners are able to use our standard product interfaces to improve their competitive position against us, then our business and operating results could be adversely affected.

Our international sales and operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

      We derive a substantial portion of our revenue from customers located outside of the U.S. and have significant operations outside of the U.S., including engineering, sales, customer support and production operations. We plan to expand our international operations and our planned growth is contingent upon the successful expansion of our international revenue. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

•	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights;

•	imposition of foreign laws and other governmental controls, including trade and employment restrictions;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries;

•	limitations on future growth or inability to maintain current levels of revenue from international sales if we do not invest sufficiently in our international operations;

•	difficulties in hedging foreign currency transaction exposures;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in staffing, managing and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	costs and delays associated with developing software in multiple languages; and

•	political unrest, war or terrorism, particularly in areas in which we have facilities.

      In addition, we receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax regulations in both the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products may contain significant errors and failures, which may subject us to liability for damages suffered by end-users.

      Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Our end-user customers use our products in applications that are critical to their businesses, including for data backup and recovery, and may have a greater sensitivity to defects in our products than to defects in other, less critical software products. If a customer loses critical data as a result of an error in or failure of our software products or as a result of the customer’s misuse of our software products, the customer could suffer significant damages and seek to recover those damages from us. Although our software licenses generally contain protective provisions limiting our liability, a court could rule that these provisions are unenforceable. If a customer is successful in proving its damages and a court does not enforce our protective provisions, we could be liable for the damages suffered by our customers and other related expenses, which could adversely affect our operating results.

      In addition, product errors or failures could cause delays in new product releases or product upgrades, or our products might not work in combination with other hardware or software, which could adversely affect market acceptance of our products. If our customers were dissatisfied with product functionality or performance, or if we were to experience significant delays in the release of new products or new versions of products, we could lose competitive position and revenue and our business and operating results could be adversely affected.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage our business could be impaired.

      Our future success depends upon the continued service of our key management, technical, sales and other critical personnel. Whether we are able to execute effectively on our business strategy will depend in large part on how well key management and other personnel perform in their positions and are integrated within our company. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Key personnel have left our company over the years, and there may be additional departures of key personnel from time to time. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives and the results of our operations. In addition, the integration of replacement personnel could be time consuming, may cause additional disruptions to our operations and may be unsuccessful.

If we are unable to attract and retain qualified employees and manage our employee base effectively, we may be unable to develop new and enhanced products, expand our business or increase our revenue.

      We believe that our success depends in part on our ability to hire and retain qualified employees. As our company grows, and our customers’ demand for our products and services increase, we will need to hire additional management, technical, sales and other personnel. However, competition for people with the specific skills that we require is significant. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

      Historically, we have provided stock-based compensation, such as stock option grants and the availability of discounted shares in our Employee Stock Purchase Plan, as an important incentive for our employees. The volatility in our stock price may from time to time adversely affect our ability to retain or attract key employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans and recent changes in accounting rules will require us to treat the issuance of employee stock options and other forms of equity compensation as compensation expense beginning in 2005. As a result, we may decide to issue fewer stock options and may be impaired in our efforts to attract and retain necessary personnel. Reductions in our stock-based compensation practices may make it more difficult for us to attract and retain employees, which may negatively affect our ability to manage and operate our business.

We incur considerable expenses to develop products for operating systems that are either owned by others or that are part of the Open Source Community. If we do not receive cooperation in our development efforts from others and access to operating system technologies, we may face higher expenses or fail to expand our product lines and revenues.

      Many of our products operate primarily on the Linux, NetWare, UNIX and Windows computer operating systems. As part of our efforts to develop products for operating systems that are part of the Open Source Community, we may have to license portions of our products on a royalty free basis or may have to expose our source code. We continue to develop new products for these operating systems. We may not accomplish our development efforts quickly or cost-effectively, and it is not clear what the relative growth rates of these operating systems will be. Our development efforts require substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to or for which the products are being ported or developed. If the market for a particular operating system does not develop as anticipated, or demand for our products and services in such market does not materialize or occurs more slowly than we expect, we may have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

      In addition, for some operating systems, we must obtain from the owner of the operating system a source code license to portions of the operating system software to port some of our products to or develop products for the operating system. Operating system owners have no obligation to assist in these porting or development efforts. If they do not grant us a license or if they do not renew our license, we may not be able to expand our product line into other areas.

We derive a large amount of revenue from one of our distributors, the loss of which could cause our revenues to decline.

      We derive a large amount of revenue from a distributor that sells our products and services through resellers. For the nine months ended September 30, 2004, this distributor accounted for less than 10% of our net revenue. If this distributor were to reduce purchases of our products or services, our revenues would decline unless we were able to increase sales through other distributors or direct sales to customers. Our contract does not require this distributor to purchase any specified amount of our product or services. Accordingly, we cannot be sure that this distributor will continue to market and sell our products and services at current levels.

Cooperating with the SEC in its investigation of our transactions with AOL Time Warner and its recent inquiries regarding our past accounting practices has required, and may continue to require, a large amount of management time and attention, as well as accounting and legal expense, which may reduce net income or interfere with our ability to manage our business.

      Since the third quarter of 2002, we have received subpoenas and other requests for information issued by the SEC in the investigation entitled In the Matter of AOL/Time Warner. We continue to furnish information requested by the SEC and otherwise cooperate with regard to this investigation. In addition, in the first quarter of 2004, we voluntarily disclosed to the staff of the SEC past accounting practices applicable to our 2002 and 2001 financial statements that were not in compliance with GAAP, and we subsequently restated our financial statements for 2002 and 2001, the interim periods for 2002 and 2001 and the interim periods ended March, June and September 2003. We and our audit committee continue to cooperate with the SEC in its review of these matters. The SEC’s investigation and inquiries may continue to require significant management attention and accounting and legal resources, which could adversely affect our business, results of operations and cash flows.

We have been named as a party to several class action and derivative action lawsuits, and we may be named in additional litigation, all of which could require significant management time and attention and result in significant legal expenses. An unfavorable outcome in one or more of these lawsuits could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      After we announced in January 2003 that we would restate our financial results as a result of transactions entered into with AOL Time Warner in September 2000, numerous separate complaints purporting to be class actions were filed in federal court alleging that we and some of our officers and directors violated provisions of the Securities Exchange Act of 1934. In addition, after we announced in July 2004 that we expected our results of operations for the fiscal quarter ended June 30, 2004 to fall below guidance earlier provided by us, several separate complaints purporting to be class actions were filed in federal court alleging that we and some of our officers violated federal securities laws. Moreover, following the announcement of the merger agreement with Symantec, several separate complaints purporting to be class actions were filed in California state court alleging that our board of directors breached their fiduciary duty towards VERITAS stockholders. The expense of defending such litigation may be costly and divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows.

We have received notification from the NASDAQ National Market that our securities may be delisted if we are unable to comply with certain filing deadlines, which delisting could materially and adversely affect the liquidity and trading price of our common stock.

      Due to our delinquency in filing our annual report on Form 10-K for the year ended December 31, 2003, and our quarterly report on Form 10-Q for the quarter ended March 31, 2004, we have received a written determination from the NASDAQ National Market stating, among other things, that we must timely file all periodic reports with the SEC and NASDAQ for all reporting periods ending on or before June 30, 2005. Should we fail to comply with this requirement, our securities could be delisted, which would materially and adversely affect the liquidity and trading price of our common stock.

Our business strategy includes possible growth through business acquisitions, which involve special risks that could increase our expenses, cause our stock price to decline and divert the time and attention of management.

      As part of our business strategy, we have in the past acquired and expect in the future to acquire other businesses, business units and technologies. Acquisitions involve a number of special risks and challenges, including:

•	diversion of management’s attention from our business;

•	integration of acquired business operations and employees into our existing business, including coordination of geographically dispersed operations, which in the past has taken longer and has been more complex than initially expected;

•	incorporation of acquired products and business technology into our existing product lines, including consolidating technology with duplicative functionality or designed on different technological architecture, and our ability to sell the acquired products through our existing or acquired sales channels;

•	loss or termination of employees, including costs associated with the termination of those employees;

•	dilution of our then-current stockholders’ percentage ownership;

•	dilution of earnings if synergies with the acquired business are not achieved;

•	assumption of liabilities of the acquired business, including costly litigation related to alleged liabilities of the acquired business;

•	presentation of a unified corporate image to our customers and our employees; and

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act, and

•	risk of impairment charges related to potential write-down of acquired assets in future acquisitions.

      Acquisitions of businesses, business units and technologies are inherently risky and create many challenges. We cannot provide any assurance that our previous or any future acquisitions will achieve the desired objectives.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.

      Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. We are also subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings. We do not have a substantial history of audit activity from various taxing authorities, however, we are under audit or have been notified that we will be audited in certain jurisdictions in which we have significant operations, including the United States and the United Kingdom. We believe we are in compliance with all federal, state and international tax laws, however, there are various interpretations of their application that could result in additional tax assessments. Our effective tax rate is also influenced by the tax effects of purchase accounting for acquisitions, non-recurring charges and tax assessments against acquired entities with respect to tax periods prior to the acquisition. The aforementioned items may cause fluctuations between reporting periods in which the acquisition, assessment or settlement takes place. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. We are presently evaluating the impact of this legislation on our future effective tax rate.

Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business.

      We prepare our financial statements in conformity with accounting principles generally accepted in the U.S., which are subject to interpretation by the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC and various other bodies formed to interpret and create appropriate accounting policies. A change in these policies could have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting policies that recently have been or may in the future be affected by changes in the accounting rules are as follows:

•	software revenue recognition;

•	accounting for variable interest entities;

•	accounting for goodwill and other intangible assets; and

•	accounting issues related to certain features of contingently convertible debt instruments and their effect on diluted earnings per share.

      Changes in these or other rules, or the questioning of current practices, may have a significant adverse effect on our reported financial results or in the way in which we conduct our business. See our discussion under “Critical Accounting Policies and Estimates,” above, for additional information about our critical accounting policies and estimates and associated risks.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our revenues could be harmed.

      We rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We may not have the proprietary information controls and procedures in place that we need to protect our proprietary information adequately. In addition, because we license the source code for some of our products to third parties, there is a higher likelihood of misappropriation or other misuse of our intellectual property. We also license some of our products under shrink-wrap license agreements that are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain or use information that we regard as proprietary, which could harm our revenues.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

      From time to time, we receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we believe that we may become increasingly subject to infringement claims, including patent, copyright and trademark infringement claims. We have received several trademark claims in the past and may receive more claims in the future from third parties who may also be using the VERITAS name or another name that may be similar to one of our trademarks or service marks. We have also received patent infringement claims in the past and may receive more claims in the future based on allegations that our products infringe upon patents held by third parties. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could:

•	be time consuming to defend;

•	result in costly litigation;

•	divert management’s attention from our core business;

•	require us to stop selling, delay shipping or redesign our product; and

•	require us to pay monetary amounts as damages, for royalty or licensing arrangements or to satisfy indemnification obligations that we have with some of our customers.

      In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

Any disruption in our operations caused by a catastrophic natural disaster or other events outside of our control could have a material adverse effect on our business, resulting in a loss of revenue or in higher expenses.

      Our business is highly automated and any disruptions or failures in our operations due to a catastrophic natural disaster, such as an earthquake or a flood, or to manmade problems, such as inadvertent errors, malicious software programs or terrorism, may result in a loss of revenue or in higher expenses, harming our operating results. Most of our primary operations, which include a significant portion of our research and development activities and other critical business operations, are located near

San Francisco, California, an area known for seismic activity. A catastrophic event, such as a major earthquake, which results in the destruction or disruption of our primary operations, could severely and adversely affect our business, including both our primary data center and other internal operations and our ability to communicate with our customers or sell our products over the Internet.

      In our highly automated environment, we have tightly integrated systems that support our enterprise, including our financial accounting and e-commerce systems. Maintaining the integrity and security of this enterprise is an issue of critical importance for VERITAS and our customers. Any hardware or software failure or breach in security due to inadvertent error, malicious software programs, such as viruses and worms, break-ins or unauthorized tampering with our computer systems could, if wide-spread and destructive, have a negative effect on our internal operations and could adversely affect our business. We take significant and costly measures which have been effective in protecting our enterprise from such events, however, there is no assurance that these measures will be equally as effective in the future. In addition, other events outside of our control, such as war or acts of terrorism, could have a material adverse and potentially devastating effect on our business, operating results and financial condition.

Some provisions in our charter documents and our stockholder rights plan may prevent or deter an acquisition of VERITAS.

      Some of the provisions in our charter documents may deter or prevent certain corporate actions, such as a merger, tender offer or proxy contest, which could affect the market value of our securities. These provisions include:

•	our board of directors is authorized to issue preferred stock with any rights it may determine;

•	our board of directors is classified into three groups, with each group of directors to hold office for three years;

•	our stockholders are not entitled to cumulate votes for directors and may not take any action by written consent without a meeting; and

•	special meetings of our stockholders may be called only by our board of directors, by the chairman of the board or by our chief executive officer, and may not be called by our stockholders.

      We also have in place a stockholder rights plan that is designed to discourage coercive takeover offers. In general, our stockholder rights plan, as amended, provides our existing stockholders (other than an existing stockholder that becomes an acquiring person) with rights to acquire shares of our common stock at 50% of its trading price if a person or entity (other than Symantec) acquires, or announces its intention to acquire, 15% or more of the outstanding shares of our common stock, unless our board of directors elects to redeem these rights.

      Our board of directors could utilize the provisions of our charter documents and stockholder rights plan to resist an offer from a third party to acquire VERITAS, including an offer to acquire our common stock at a premium to its trading price or an offer that is otherwise considered favorable by our stockholders.

Our stock price may be volatile in the future, and you could lose the value of your investment.

      The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly, and you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

•	announcements of our quarterly operating results and revenue and earnings forecasts or those of our competitors or our customers;

•	rumors, announcements or press articles regarding changes in our management, organization, operations or prior financial statements;

•	inquiries by the SEC, NASDAQ, law enforcement or other regulatory bodies;

•	changes in revenues and earnings estimates by securities analysts;

•	announcements of planned acquisitions by us or by our competitors;

•	gain or loss of a significant customer;

•	announcements of new products by us, our competitors or our OEM customers; and

•	acts of terrorism, the threat of war and economic slowdowns in general.

      The stock market in general, and the market prices of stocks of other technology companies in particular, have experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of our common stock for reasons unrelated to our business or operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK OF VERITAS

      We are subject to market risk associated with changes in foreign currency exchange rates, interest rates and our equity investments, as discussed more fully below. In order to manage the volatility relating to our more significant market risks, we enter into various hedging arrangements described below. We do not execute transactions or hold derivative financial instruments for speculative or trading purposes.

Foreign Currency Risk

      We transact business in various foreign currencies and have established a foreign currency hedging program, utilizing foreign currency forward exchange contracts, or forward contracts, to hedge certain foreign currency transaction exposures. Under this program, increases or decreases in our foreign currency transactions are offset by gains and losses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. We do not use forward contracts for speculative or trading purposes. All foreign currency transactions and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in other income (expense). The unrealized gain (loss) on the outstanding forward contracts at September 30, 2004 was immaterial to our consolidated financial statements.

      Our outstanding forward contracts as of September 30, 2004 are presented in the table below. All forward contract amounts are representative of the expected payments to be made under these instruments. As of September 30, 2004, all forward contracts mature in 31 days or less:

			Fair Market Value
	Local Currency		at September 30,
	Contract Amount	Contract Amount	2004 (US$)

	(In thousands)
Contracts to Buy US $
Argentine peso	2,000.0 ARS	662.3 USD	(8.7)
Brazilian real	8,550.0 BRL	2,933.1 USD	(55.6)
Canadian dollar	4,550.0 CAD	3,566.8 USD	(40.6)
Australian dollar	870.0 AUD	621.2 USD	(11.9)
Contracts to Sell US $
Euro	29,000.0 EUR	35,668.3 USD	396.1
Israel shekel	9,025.0 ILS	2,015.1 USD	(0.6)
Mexican peso	7,200.0 MXN	627.5 USD	5.1
Singapore dollar	20,650.0 SGD	12,178.9 USD	83.5
Indian rupee	19,000.0 INR	408.2 USD	5.3
British pound	8,100.0 GBP	14,626.0 USD	51.2
Japanese yen	33,500.0 JPY	301.1 USD	3.3

			Fair Market Value
	Local Currency		at September 30,
	Contract Amount	Contract Amount	2004 (US$)

	(In thousands)
Contracts to Buy Euro €
United Arab Emirates dirham	23,600.0 AED	5,214.9 EUR	58.3
Indian rupee	164,900.0 INR	2,874.8 EUR	(13.0)
Japanese yen	2,400,000.0 JPY	17,516.8 EUR	(24.8)
Contracts to Sell Euro €
Danish krona	3,880.0 DKK	521.4 EUR	0.0
Swedish krona	8,300.0 SEK	915.8 EUR	2.9
British pound	3,000.0 GBP	4,403.7 EUR	(39.1)
South African rand	8,550.0 ZAR	1,080.6 EUR	(17.9)
Swiss franc	950.0 CHF	613.1 EUR	0.0
Contracts to Buy SGD $
Hong Kong dollar	13,780.0 HKD	2,995.3 SGD	10.9
New Zealand dollar	1,750.0 NZD	1,973.3 SGD	(14.2)
Contracts to Sell SGD $
Indian rupee	61,000.0 INR	2,223.8 SGD	6.8
South Korean won	5,130,000.0 KRW	7,511.0 SGD	(6.4)
Taiwanese dollar	12,750.0 TWD	635.3 SGD	(2.0)
Euro	1,200.0 EUR	2,504.1 SGD	5.3
Contracts to Buy GBP £
Australian dollar	1,850.0 AUD	732.3 GBP	(18.9)

Interest Rate Risk

      We are exposed to interest rate risk primarily on our investment portfolio and the build-to-suit lease agreement for the facility located in Milpitas, California. Our primary investment objective is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our portfolio primarily includes money market funds, commercial paper, corporate notes, government securities (taxable and non-taxable), asset-backed securities and auction market securities. The diversity of our portfolio helps us to achieve our investment objective.

      Debt obligations consist of $520.0 million of our 0.25% convertible subordinated notes due August 1, 2013 and $380.6 million of our debt related to our build-to-suit lease agreements. The interest rate on the 0.25% Notes is fixed and the notes provide for semi-annual interest payments of approximately $0.7 million each February 1 and August 1, beginning February 1, 2004. Effective as of January 28, 2004, the 0.25% Notes began accruing additional interest at a rate of 0.25% as a result of our registration statement having not been declared effective by the SEC on or before the 180th day following the original issuance of the 0.25% Notes and the 0.25% Notes continued to accrue such additional interest until April 27, 2004, the 90th day following such registration default. As of April 27, 2004, the 0.25% Notes began to accrue additional interest at a rate of 0.50% and continued to accrue such additional interest until November 24, 2004, the date on which the registration statement was declared effective. Effective as of January 30, 2005, the 0.25% Notes began to accrue additional interest at a rate of 0.25% per annum as a result of our registration statement having been suspended by us in excess of our permitted grace period. The 0.25% Notes are convertible, under specified conditions, into shares of our common stock unless previously redeemed or repurchased and the conversion price is subject to adjustment under the terms of the notes; provided that, as a result of a supplemental indenture we entered into on October 25, 2004, we now have the obligation to satisfy our conversion obligations under the notes in cash, unless the value of our conversion obligation exceeds the principal amount of the notes being converted by a holder, in which case we shall have the option to deliver cash and/or shares of common stock to the extent (and only to the extent) of such excess. Long-term debt consists of the three build-to-suit agreements. The interest rates on the build-to-suit agreements are variable based on a 3-month LIBOR plus a credit spread and provide for quarterly interest payments in January, April, July and October (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS — Liquidity and Capital Resources — Long-Term Debt” for more information regarding debt payout).

      In January 2002, we entered into two three-year pay fixed, receive floating, interest rate swaps for the purpose of hedging cash flows on variable interest rate debt of two of our build-to-suit agreements. Under the terms of these interest rate swaps, we make payments based on the fixed rate and will receive interest payments based on the 3-month London Inter Bank Offered Rate, or LIBOR. The payments on our build-to-suit lease agreements are based upon a 3-month LIBOR plus a credit spread. If critical terms of the interest rate swaps or the hedged item do not change, the interest rate swaps will be considered to be highly effective with all changes in the fair value included in other comprehensive income. If critical terms of the interest rate swaps or the hedged item change, the hedge may become partially or fully ineffective, which could result in all or a portion of the changes in fair value of the derivative recorded in the statement of operations. The interest rate swaps settle the first day of January, April, July and October until expiration. As of September 30, 2004, the fair value of the interest rate swaps was $(3.1) million. As a result of entering into the interest rate swaps, we have mitigated our exposure to variable cash flows associated with interest rate fluctuations. Because the rental payments on the leases are based on the 3-month LIBOR and we receive 3-month LIBOR from the interest rate swap counter-party, we have eliminated any impact to raising interest rates related to our rent payments under the build-to-suit lease agreements. This hedge was deemed to be highly effective as of September 30, 2004. On July 1, 2003, we began accounting for our variable interest rate debt in accordance with FIN 46. In accordance with SFAS No. 133, we had designated the interest rate swap as a cash flow hedge of the variability embedded in the rent expense as it is based on the 3-month LIBOR. However, with the adoption of FIN 46, we redesignated the interest rate swap as a cash flow hedge of variability in interest expense and it remains highly effective with all changes in the fair value included in other comprehensive income.

      The following table presents the amounts of our cash equivalents, short-term investments and debt obligations, according to maturity date, that may be subject to interest rate risk and the average interest rates as of September 30, 2004 by year of maturity:

	Amortized Cost

		Due in			2003
	Due in	2005 and		2004 Fair	Amortized
	2004	Thereafter	Total	Value	Cost

		(In thousands, except percentages)
Cash equivalents and short-term investments(1):
Fixed rate	$290,797	$1,394,079	$1,684,876	$1,678,881	$1,235,767
Average fixed rate	1.78%	2.81%	2.63%	2.64%	2.11%
Variable rate	$242,033	$169,694	$411,727	$411,704	$509,727
Average variable rate	1.78%	1.77%	1.77%	1.77%	1.40%
Total cash equivalents and short-term investments	$532,830	$1,563,773	$2,096,603	$2,090,585	$1,745,494
Average rate	1.78%	2.70%	2.46%	2.47%	1.90%
Debt obligations:
Fixed rate	$111	$524,141	$524,252	$524,252	$524,578
Average fixed rate(2)	3.68%	0.28%	0.28%	0.28%	0.28%
Variable rate(3)	$—	$380,630	$380,630	$380,630	$380,630
Average variable rate	—	2.45%	2.45%	2.45%	2.45%

(1)	For purposes of the above table, cash equivalents consist of commercial paper and government securities.

(2)	Not included in the average fixed rate is the amortization of the underwriting and issuance costs for the $520.0 million convertible subordinated notes. If this was included, our average fixed rate for these notes would be 1.04% for 2005 and thereafter.

(3)	$186.4 million of the variable rate long-term debt is, in effect, a fixed rate as the result of the interest rate swaps (see Notes to Consolidated Financial Statements included herein) entered into by VERITAS. Including the effect of these interest rate swaps, the average fixed rate would be 6.14%.

Equity Price Risk

      We have made investments in development-stage companies that we believe provide strategic opportunities for us. We intend that these investments will provide access to new technologies and emerging markets, and create opportunities for additional sales of our products and services. We recognize impairment losses on our strategic investments when we determine that there has been a decline in the fair value of the investment that is other than temporary. For the nine months ended September 30, 2004, we realized a gain of $7.5 million on the sale of a strategic investment. For the nine months ended September 30, 2004, we recorded no impairment losses and for the nine months ended September 30, 2003 and year ended December 31, 2003, we recognized impairment losses of $3.5 million on our strategic investments when we determined that there had been a decline in the fair value of the investments that was other-than-temporary. The losses realized represent other-than-temporary declines in the fair value of our investments and were determined based on the value of the investee’s stock, its inability to obtain additional private financing, its cash position and current burn rate, the status and competitive position of the investee’s products and the uncertainty of its financial condition, among other factors. As of December 31, 2003 and September 30, 2004, our strategic investments had a carrying value of $5.4 million and $2.7 million, respectively, and we determined that there was no further impairment in these investments at that date. We cannot assure you that our investments will have the above mentioned results, or that we will not lose all or any part of these investments.

SUPPLEMENTARY FINANCIAL INFORMATION OF VERITAS

Selected Quarterly Results of Operations

      The following selected quarterly data should be read in conjunction with the Consolidated Financial Statements and Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS” in this joint proxy statement/prospectus. This information has been derived from unaudited consolidated financial statements of VERITAS that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Quarterly Consolidated Statements of Operations for the First Three Quarters of 2004

	Year Ended December 31, 2004

	First	Second	Third
	Quarter	Quarter	Quarter

	(In thousands, except per share
	amounts)
Net revenue:
User license fees	$302,409	$269,916	$287,352
Services	183,338	215,118	209,306

Total net revenue	485,747	485,034	496,658
Cost of revenue:
User license fees	9,519	8,878	5,103
Services	65,843	66,812	68,793
Amortization of developed technology	3,824	4,055	4,376

Total cost of revenue	79,186	79,745	78,272

Gross profit	406,561	405,289	418,386
Operating expenses:
Selling and marketing	143,038	151,580	153,037
Research and development	79,924	83,580	87,196
General and administrative	47,749	46,389	49,541
Amortization of other intangibles	2,394	2,409	1,389
In-process research and development	400	—	11,500
Restructuring reversals, net	—	—	(9,648)

Total operating expenses	273,505	283,958	293,015

Income from operations	133,056	121,331	125,371
Interest and other income, net	11,326	10,438	13,661
Interest expense	(5,702)	(6,000)	(6,455)
Gain on strategic investments	7,496	—	—

Income before income taxes	146,176	125,769	132,577
Provision for income taxes	46,128	39,299	36,378

Net income	$100,048	$86,470	$96,199

Net income per share:
Basic	$0.23	$0.20	$0.22

Diluted	$0.22	$0.20	$0.22

Number of shares used in computing per share amounts — basic	430,714	431,943	433,126

Number of shares used in computing per share amounts — diluted	444,921	442,361	437,697

Quarterly Consolidated Statements of Operations for 2003

	Year Ended December 31, 2003

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share amounts)
Net revenue:
User license fees	$247,455	$252,801	$281,814	$310,661
Services	142,681	155,567	164,811	191,297

Total net revenue	390,136	408,368	446,625	501,958
Cost of revenue:
User license fees	11,917	11,716	11,483	13,631
Services	52,302	54,807	58,948	63,484
Amortization of developed technology	14,782	10,554	5,043	4,888

Total cost of revenue	79,001	77,077	75,474	82,003

Gross profit	311,135	331,291	371,151	419,955
Operating expenses:
Selling and marketing	115,298	121,843	136,184	160,649
Research and development	70,588	71,468	77,377	82,447
General and administrative	38,179	39,638	39,209	39,018
Amortization of other intangibles	18,191	12,250	2,454	2,354
In-process research and development	4,100	15,300	—	—

Total operating expenses	246,356	260,499	255,224	284,468

Income from operations	64,779	70,792	115,927	135,487
Interest and other income, net	11,012	13,891	8,653	10,057
Interest expense	(7,738)	(7,798)	(9,249)	(5,616)
Loss on extinguishment of debt	—	—	(4,714)	—
Loss on strategic investments	(3,518)	—	—	—

Income before income taxes and cumulative effect of change in accounting principle	64,535	76,885	110,617	139,928
Provision (benefit) for income taxes	21,431	31,251	36,250	(50,689)

Income before cumulative effect of change in accounting principle	43,104	45,634	74,367	190,617
Cumulative effect of change in accounting principle, net of tax	—	—	(6,249)	—

Net income	$43,104	$45,634	$68,118	$190,617

Income per share before cumulative effect of change in accounting principle:
Basic	$0.10	$0.11	$0.17	$0.45

Diluted	$0.10	$0.11	$0.17	$0.43

Cumulative effect of change in accounting principle:
Basic	$—	$—	$(0.01)	$—

Diluted	$—	$—	$(0.02)	$—

Net income per share:
Basic	$0.10	$0.11	$0.16	$0.45

Diluted	$0.10	$0.11	$0.15	$0.43

Number of shares used in computing per share amounts — basic	412,916	415,621	425,153	428,010

Number of shares used in computing per share amounts — diluted	419,380	427,939	440,815	444,914

Quarterly Consolidated Statements of Operations for 2002

	Year Ended December 31, 2002

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net revenue:
User license fees	$254,036	$236,851	$234,926	$260,980
Services	118,004	128,109	129,965	143,127

Total net revenue	372,040	364,960	364,891	404,107
Cost of revenue:
User license fees	9,340	7,922	9,069	9,889
Services	46,198	50,608	52,530	53,129
Amortization of developed technology	16,903	16,903	16,457	16,654

Total cost of revenue	72,441	75,433	78,056	79,672

Gross profit	299,599	289,527	286,835	324,435
Operating expenses:
Selling and marketing	119,387	118,243	117,520	123,386
Research and development	64,680	67,004	71,906	71,342
General and administrative	32,261	36,079	36,272	38,453
Amortization of other intangibles	18,016	18,016	18,016	18,016
Loss on disposal of assets	—	—	—	3,122
Restructuring costs	—	—	—	99,308

Total operating expenses	234,344	239,342	243,714	353,627

Income (loss) from operations	65,255	50,185	43,121	(29,192)
Interest and other income, net	12,737	13,743	11,848	3,407
Interest expense	(7,418)	(7,462)	(7,606)	(7,781)
Gain (loss) on strategic investments	—	(14,802)	—	3,003

Income (loss) before income taxes	70,574	41,664	47,363	(30,563)
Provision for income taxes	24,167	14,516	13,154	18,935

Net income (loss)	$46,407	$27,148	$34,209	$(49,498)

Net income (loss) per share:
Basic	$0.11	$0.07	$0.08	$(0.12)

Diluted	$0.11	$0.06	$0.08	$(0.12)

Number of shares used in computing per share amounts — basic	406,086	409,465	410,898	411,773

Number of shares used in computing per share amounts — diluted	421,709	418,719	416,587	411,773

MARKET FOR VERITAS’ COMMON EQUITY AND

RELATED STOCKHOLDER MATTERS

Price Range of VERITAS Common Stock

      VERITAS common stock is listed on the Nasdaq National Market under the symbol “VRTS.”

      The table below shows the range of high and low reported sale prices on the Nasdaq National Market for VERITAS common stock for the periods indicated.

	High	Low

2005
First quarter (through February 9, 2005)	$29.28	$23.63
2004
First Quarter	$40.68	$26.00
Second Quarter	$29.97	$24.27
Third Quarter	$27.54	$16.30
Fourth Quarter	$28.94	$18.15
2003
First Quarter	$20.45	$15.55
Second Quarter	$30.71	$17.40
Third Quarter	$36.96	$26.51
Fourth Quarter	$39.40	$31.32

      As of December 31, 2004, there were approximately 3,617 holders of record of VERITAS common stock. Brokers and other institutions serve as the record holders on behalf of many beneficial owners of VERITAS common stock.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE OF VERITAS

      None.

SECURITY OWNERSHIP OF PRINCIPAL

STOCKHOLDERS, DIRECTORS AND MANAGEMENT OF VERITAS

      The following table shows how much VERITAS common stock was beneficially owned as of December 31, 2004 by each director and executive officer, all executive officers and directors as a group and by each holder of 5% or more of VERITAS common stock. To our knowledge and except as set forth in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Unless we indicate otherwise, each holder’s address is c/o VERITAS Software Corporation, 350 Ellis Street, Mountain View, CA 94043.

      The option column below reflects shares of VERITAS common stock that are subject to options that are currently exercisable or will become exercisable within 60 days after December 31, 2004, including those that have not yet vested. Those shares are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options, but are not deemed outstanding for the purpose of computing the beneficial ownership of any other person. All options granted to non-employee directors, and some of the options granted to Mr. Bloom, are exercisable in full, but any shares purchased under these options will be subject to rights of repurchase by VERITAS that lapse at a rate of 1/48 of the shares per month over four years from the date of grant. Percentage ownership is based on 424,380,628 shares outstanding on December 31, 2004.

Amount and Nature of Beneficial Ownership

				Percent of
Beneficial Owner	Shares(4)	Options(4)	Total	Class

AXA Financial, Inc.(1)	33,040,252	—	33,040,252	7.7%
FMR Corp.(2)	22,277,718	—	22,277,718	5.2%
Gary L. Bloom(3)	3,798	5,114,972	5,118,770	1.2%
Mark Bregman	3,682	275,670	279,352	*
John Brigden	3,926	389,896	393,822	*
Michael Brown	—	57,292	57,292	*
Jeremy Burton	4,063	238,542	242,605	*
Edwin J. Gillis	1,752	370,417	372,169	*
Kristof Hagerman	1,085	433,334	434,419	*
Greg Hughes	—	166,667	166,667	*
Kurt J. Lauk	—	20,000	20,000	*
Arthur Matin	34,278	137,500	171,778	*
William Pade	—	13,750	13,750	*
David J. Roux	—	116,668	116,668	*
Geoffrey Squire	75,500	434,077	509,577	*
Carolyn M. Ticknor	—	41,875	41,875	*
V. Paul Unruh	—	53,125	53,125	*
All executive officers and directors as a group (15 persons)	128,084	7,863,785	7,991,869	1.9%

*	Less than one percent.

(1)	Based solely on information provided by AXA Financial, Inc. in a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2004, on behalf of AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA. Beneficial ownership represents 33,030,989 shares beneficially owned by AXA Financial, Inc. as a parent holding company, representing sole voting power with respect to 14,120,109 shares, shared voting power with respect to 7,231,910 shares, sole dispositive power with respect to 32,953,755 shares and shared dispositive power with respect to 77,234 shares. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York, 10104. Beneficial ownership also represents 9,263 shares beneficially owned by AXA, as a parent holding company, representing sole voting power with respect to 8,563 shares, sole dispositive power with respect to 5,563 shares and shares dispositive power with respect to 3,700 shares. The address of AXA is 25, avenue Matignon, 75008 Paris, France. AXA owns AXA Financial, Inc., and is controlled by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, as a group.

(2)	Based solely on information provided by FMR Corp. in a Schedule 13G filed with the Securities and Exchange Commission on February 17, 2004. Beneficial ownership represents 22,277,718 shares beneficially owned by FMR Corp., as a parent holding company, representing sole dispositive power with respect to 22,277,718 shares and sole voting power with respect to 749,227 shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(3)	Includes 3,798 shares held of record by Bloom Family Trust.

(4)	Some executive officers and directors who hold stock options to purchase shares of VERITAS common stock and shares subject to the right of repurchase by VERITAS will be entitled to full or partial acceleration of vesting of such stock options and shares upon the closing of the merger and the balance will be subject to accelerated vesting if that officer’s employment terminates under certain circumstances following the closing. For more information, see “The Merger — Interests of Certain VERITAS Persons in the Merger” on page 65.

      In addition to the beneficial ownership reported above, as of December 31, 2004, Messrs. Brigden, Hughes and Matin held, respectively, unvested restricted stock units to receive 7,500, 37,500 and 149,999 shares of VERITAS common stock. The restricted stock units held by Messrs. Brigden and Hughes will each vest in a series of semi-annual installments over a four-year period measured from the award date, provided the officer continues in the employ of VERITAS through each applicable vesting date. The restricted stock units held by Mr. Matin will vest upon his continuation in the employ of VERITAS through March 9, 2007, but will be subject to accelerated vesting in a series of twelve quarterly installments during his period of continued employment with VERITAS upon the attainment of designated performance goals for each such quarter. As summarized above in the section entitled “The Merger — Interests of Certain VERITAS Persons in the Merger,” 50% of the unvested restricted stock units held by each of Messrs. Brigden, Hughes and Matin will vest on an accelerated basis upon the closing of the merger, and the balance will be subject to accelerated vesting if that officer’s employment terminates under certain circumstances following the closing.

INFORMATION REGARDING VERITAS DIRECTORS

AND CERTAIN EXECUTIVE OFFICERS

      Set forth below is certain information regarding each of VERITAS’ directors and certain executive officers of VERITAS who may become executive officers of Symantec after the closing of the merger. As of the date of this joint proxy statement/ prospectus, VERITAS has not made a determination as to which directors (other than Mr. Bloom) will be appointed to the board of directors of Symantec after the merger. There are no family relationships among any of these directors and executive officers.

Directors

      The names of the current VERITAS directors, their ages as of February 1, 2005, and other information about them are shown below. The dates given for time of service as a director include, when applicable, time served by each individual as a director of a predecessor company.

			VERITAS Director
Name of Director	Age	Principal Occupation	Since

Gary L. Bloom	44	Chairman of the Board, President and Chief Executive Officer of VERITAS Software	2000
Michael Brown	46	Director of Quantum Corporation, Digital Impact, Inc., Nektar Therapeutics, and former Chairman of the Board of Quantum Corporation	2003
Kurt Lauk	58	President of Globe CP GmbH	2004
William Pade	53	Partner of Oak Hill Capital Management	2004
David J. Roux	48	Managing Director and Co-Founder of Silver Lake Partners	2002
Geoffrey W. Squire	58	Vice-Chairman of the Board of VERITAS Software	1997
Carolyn Ticknor	57	Director of Office Max, Inc. and The Clorox Company and former President of Imaging and Printing at Hewlett-Packard Company	2003
V. Paul Unruh	56	Director of Homestore, Inc. and Hiedrick and Struggles International Inc.	2003

      Mr. Bloom has served as VERITAS President and Chief Executive Officer since November 2000 and as the Chairman of the VERITAS board of directors since January 2002. Upon the closing of the merger, Mr. Bloom will become the President and Vice Chairman of the Board of Symantec. For a discussion of the terms of Mr. Bloom’s employment arrangements with Symantec after the merger, see “The Merger — Interests of Certain VERITAS Persons in the Merger” on page 65. Mr. Bloom joined VERITAS after a 14-year career with Oracle Corporation, an enterprise software company, where he served as Executive Vice President responsible for server development, platform technologies, marketing, education, customer support and corporate development from May 1999 to November 2000, as Executive Vice President of the systems product division from March 1998 to May 1999, as Senior Vice President of the systems products division from November 1997 to March 1998, as Senior Vice President of the worldwide alliances and technologies division from May 1997 to October 1997, as Senior Vice President of the product and platform technologies division from May 1996 to May 1997, and as Vice President of the mainframe and integration technology division and Vice President of the massively parallel computing division from 1992 to May 1996. Before joining Oracle Corporation in 1986, Mr. Bloom held technical positions in the mainframe area at both IBM and Chevron Corporation.

      Mr. Brown has been a director of Quantum Corporation, a provider of data back-up and archiving solutions, since September 1995, serving as its chairman until July 2003. Mr. Brown held various senior management positions at Quantum since joining the company in 1984, most recently as Chief Executive Officer from September 1995 to September 2002. Mr. Brown serves on the board of directors of Digital

Impact, Inc., an Internet-based marketing company, Nektar Therapeutics, a provider of drug delivery solutions for the development of pharmaceutical products and a number of private companies.

      Prof. Dr. Lauk has served as Founding Partner and President of Globe CP GmbH, an investment and investment advisory firm located in Stuttgart, Germany, since November 2000. Prior to Globe CP GmbH, Prof. Dr. Lauk served as the Head of the Commercial Vehicle Division at DaimlerChrysler AG, a motor vehicle manufacturer, from August 1996 to December 1999. From 1992 to 1996, Prof. Dr. Lauk served as the Head of Finance and Controlling at E.ON AG. Prof. Dr. Lauk serves on the board of directors of Corus UK Limited, a global metals company, Business Objects S.A., a business solutions provider, and a number of private companies. Prof. Dr. Lauk was elected President of the Economic Council to the Christian Democratic Party E.V., Berlin in 2000.

      Mr. Pade is currently a partner of Oak Hill Capital Management and has responsibility for investments in the technology sector. Prior to joining Oak Hill, Mr. Pade spent 26 years at McKinsey & Company, where he was most recently a Director and the Managing Partner of McKinsey’s Silicon Valley office, which is the center of the McKinsey global high technology sector. Prior to that, Mr. Pade was based in London, U.K., where he led McKinsey’s high technology and telecom practice in Europe. Throughout his career at McKinsey, Mr. Pade worked with a number of leading enterprise software, computer hardware and communication companies. Mr. Pade serves on the boards of directors of SAVVIS Communications (as an observer) and Varsity Group, Inc.

      Mr. Roux is a Managing Director and co-founder of Silver Lake Partners, a private equity firm, which was formed in 1999. Mr. Roux has extensive operating and acquisition experience in the technology sector. Prior to founding Silver Lake Partners, Mr. Roux served as the Chief Executive Officer and President of Liberate Technologies, a software platform provider. From 1994 to 1998, Mr. Roux served as Executive Vice President, Corporate Development, at Oracle Corporation. Mr. Roux was responsible for business development, mergers and acquisitions, technology licensing, and equity investments and served on Oracle’s Executive Committee and Product Management Committee. Mr. Roux served as a director of Gartner, Inc. until October 2004 and serves as a director of Thompson S.A., Business Objects S.A. and a number of private companies. Mr. Roux was previously Chairman of Seagate Technology.

      Mr. Squire has served as VERITAS’ Vice Chairman of the Board since 1997, when VERITAS merged with OpenVision Technologies, Inc. Mr. Squire also served as VERITAS’ Executive Vice President from April 1997 to May 2003. Mr. Squire became a director of OpenVision in 1994 and was appointed Chief Executive Officer of OpenVision in 1995, after serving as its President and Chief Operating Officer from 1994 to 1995. Mr. Squire was President of the U.K. Computing Services and Software Association in 1994 and, in 1995, was elected as the founding President of the European Information Services Association. Mr. Squire serves as the chairman of the board of directors of The Innovation Group PLC, a provider of software solutions to the insurance industry.

      Ms. Ticknor retired as president of Hewlett-Packard Company’s Imaging and Printing business in 2001. During her 24-year tenure at HP, a technology solutions provider, Ms. Ticknor held various management positions including president of Imaging and Printing. Ms. Ticknor served on the board of directors for AT&T Wireless Services Inc. until October 2004 and serves on the board of directors of Office Max, Inc. and The Clorox Company.

      Mr. Unruh retired as Vice Chairman of the Bechtel Group, Inc., an engineering company, in June 2003. During his 25-year tenure with Bechtel, Mr. Unruh held various positions in management including Treasurer from 1983-1986, Controller from 1987-1991 and CFO from 1992-1996. Mr. Unruh also served as President of Bechtel Enterprises, Bechtel’s finance, development and ownership arm from 1997-2001. Mr. Unruh serves on the boards of directors of Homestore, Inc., a provider of real estate media and technology solutions, and Heidrick & Struggles International, Inc., a provider of executive search and leadership consulting services. Mr. Unruh is a Certified Public Accountant.

Compensation of Directors

      Base Compensation and Expense Reimbursement. In May 2004, the VERITAS board of directors modified its cash compensation program for non-employee directors effective as of January 1, 2004. Under this program, each VERITAS non-employee director receives an annual retainer of $35,000 for serving on the VERITAS board of directors, and an annual committee fee for serving on any committee of the board. The annual committee fee is $10,000 for each member of the compensation committee and the corporate governance and nominating committee, and $20,000 for each member of the audit committee. Committee chairs receive an annual committee chair fee in addition to the fee for being a committee member. The annual committee chair fee is $5,000 for the chair of the compensation committee and corporate governance and nominating committee, and $10,000 for the chair of the audit committee. Directors receive an additional $2,000 for attendance at any special board and committee meeting that is duly noticed, consists of a quorum and is approved by the chairman of the board and corporate secretary. Cash compensation is paid on a quarterly basis and is subject to proration based on period of service as a non-employee director. Directors who are employees of VERITAS do not receive any compensation for attending board or committee meetings. All VERITAS directors are reimbursed for actual expenses that they incur to attend meetings and for other expenses related to service as a director, such as the cost of attendance at director-related educational programs.

      Options. In May 2002, VERITAS stockholders approved the 2002 Directors Stock Option Plan as a successor to the 1993 Directors Stock Option Plan. Outstanding options granted under the 1993 Directors Stock Option Plan will continue to be governed by that plan, which has terms that are substantially the same as those of the 2002 Directors Stock Option Plan. No option grants have been made under the 1993 Directors Stock Option Plan since stockholder approval of the 2002 Directors Stock Option Plan, and no additional option grants will be made under the 1993 Directors Stock Option Plan in the future.

      Under the 2002 Directors Stock Option Plan, on the date each non-employee director is elected to the VERITAS board of directors, he or she receives an automatic initial option grant to purchase between 50,000 and 100,000 shares of common stock. The number of shares covered by this initial grant is currently set at 100,000 shares, but may be changed from time to time by the compensation committee. Non-employee directors who were employed by VERITAS at any time prior to their becoming a director are not eligible to receive this initial grant. Upon the conclusion of the VERITAS annual meeting of stockholders each year, each non-employee director who will continue serving as a member of the VERITAS board of directors thereafter will receive an automatic annual option grant to purchase between 10,000 and 50,000 shares of common stock. The number of shares covered by this annual grant is currently set at 25,000 shares, but may be changed from time to time by the compensation committee. No such annual grant will be awarded to a non-employee director who received an initial grant earlier in the same calendar year. In addition, upon the conclusion of the VERITAS annual meeting of stockholders each year, each non-employee director who serves on a committee of the VERITAS board of directors will receive an automatic annual option grant to purchase 10,000 shares of common stock for the first committee on which such director serves and 5,000 shares of common stock for each additional committee on which such director serves. In the event of a stock dividend, stock split or similar capital change, the number of shares available under this plan and available for the automatic initial and annual grants will be automatically adjusted.

      VERITAS has reserved 1,900,258 shares of common stock for issuance under the 2002 Directors Stock Option Plan. In the event that any outstanding option under this plan expires or terminates for any reason, the shares of common stock allocable to the unexercised portion of the option will be available again for subsequent grant under this plan. The exercise price of all stock options granted under the 2002 Directors Plan will equal 100% of the fair market value of a share of VERITAS common stock on the date of grant of the option. Options granted under this plan are immediately exercisable. Once exercised, VERITAS will have a right to repurchase unvested shares, with the repurchase right lapsing as the shares vest. Each option vests in equal monthly installments over four years beginning on the date of grant, so long as the non-employee director serves as a member of the VERITAS board of directors. Each option has a ten-year term unless earlier terminated. The options remain exercisable as to vested shares for up to six months following the optionee’s termination of service as a director, unless such termination is a result of death or of total and permanent disability, in which case the options remain exercisable for up to a one-year period. The plan also provides for accelerated vesting of a specified portion of each outstanding option in the event of an optionee’s death and as to all of the shares if VERITAS undergoes a change in control. For a discussion of the acceleration of vesting upon the closing of the merger, see “The Merger — Interests of Certain VERITAS Persons in the Merger” on page 65.

      During the year ended December 31, 2004, under the VERITAS 2002 Directors Stock Option Plan, each of Mr. Brown, Mr. Roux, Mr. Squire, Ms. Ticknor and Mr. Unruh received an automatic annual option grant for 25,000 shares on August 25, 2004, the date of the 2004 annual meeting of stockholders, with an exercise price of $18.08 per share. Also on August 25, 2004, the following non-employee directors received automatic option grants for serving on the committees of VERITAS’ board of directors in the following share amounts with an exercise price of $18.08 per share: each of Mr. Brown and Mr. Unruh received a grant for 15,000 shares, and each of Prof. Dr. Lauk, Mr. Pade, Mr. Roux and Ms. Ticknor received a grant for 10,000 shares. In addition, Prof. Dr. Lauk received his initial option grant on May 13, 2004 for 100,000 shares with an exercise price of $26.40 per share and Mr. Pade received his initial option grant for 100,000 shares on August 25, 2004 with an exercise price of $18.08 per share.

      As of December 31, 2004, options to purchase 206,240 shares were outstanding under the 1993 Directors Stock Option Plan, 75,000 shares had been issued upon the exercise of options and no shares were available for future grant. As of December 31, 2004, options to purchase 888,756 shares were outstanding under the 2002 Directors Stock Option Plan, no shares had been issued upon the exercise of options and 1,002,335 shares were available for future grant.

      In the past, VERITAS employee directors have received options under the 1993 Stock Option Plan for their services as both employees and directors. Following termination of employment, the portion of these options commensurate with grants to non-employee directors under the VERITAS director stock option plans will remain exercisable until the 90th day following the cessation of service as a director pursuant to the terms of the VERITAS 1993 Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

      VERITAS has a separately designated compensation committee of the board of directors, which consists of Mr. Pade, Mr. Unruh and Ms. Ticknor, who serves as chair of the compensation committee. Mr. Pade and Mr. Unruh joined the committee in August 2004. Joseph D. Rizzi served as a member of the committee until his retirement from the board of directors in August 2004 and Michael Brown served as a member of the committee until February 2005. Each member of the compensation committee is an independent director as defined by current Nasdaq National Market listing standards. None of the persons who served on VERITAS’ compensation committee during any part of 2004 had any interlocking relationship as defined by the SEC.

Executive Officers

      The names of the current VERITAS executive officers who may become executive officers of Symantec after the closing of the merger, their ages as of February 1, 2005 and their current positions with VERITAS are shown below. The dates given for time of service with VERITAS include, when applicable, time served by each individual with a predecessor company. For a discussion of the terms of the employment arrangements that each of these executive officers has entered into with Symantec as of the closing of the merger, see “The Merger — Interests of Certain VERITAS Persons in the Merger” on page 65.

Name	Age	Position with VERITAS

Gary Bloom	44	Chairman of the Board, President and Chief Executive Officer
Mark Bregman	47	Executive Vice President, Chief Technology Officer and acting manager of the Application and Service Management Group
John Brigden	40	Senior Vice President, General Counsel and Secretary
Jeremy Burton	37	Executive Vice President, Data Management Group
Edwin Gillis	56	Executive Vice President, Finance and Chief Financial Officer
Kristof Hagerman	40	Executive Vice President, Storage and Server Management Group
Gregory Hughes	42	Executive Vice President, Global Services
Arthur Matin	48	Executive Vice President, Worldwide Sales

      Mr. Bloom has served as VERITAS’ President and Chief Executive Officer since November 2000 and as Chairman of the board of directors since January 2002. Mr. Bloom joined VERITAS after a 14-year career with Oracle Corporation, an enterprise software company, where he served as Executive Vice President responsible for server development, platform technologies, marketing, education, customer support and corporate development from May 1999 to November 2000, as Executive Vice President of the systems product division from March 1998 to May 1999, as Senior Vice President of the systems products division from November 1997 to March 1998, as Senior Vice President of the worldwide alliances and technologies division from May 1997 to October 1997, as Senior Vice President of the product and platform technologies division from May 1996 to May 1997, and as Vice President of the mainframe and integration technology division and Vice President of the massively parallel computing division from 1992 to May 1996. Before joining Oracle Corporation in 1986, Mr. Bloom held technical positions in the mainframe area at both IBM and Chevron Corporation.

      Dr. Bregman has served as VERITAS’ Executive Vice President, Chief Technology Officer and acting manager of the Application and Service Management Group since September 2004. Dr. Bregman served as VERITAS’ Executive Vice President, Product Operations from February 2002 to September 2004. From August 2000 to October 2001, Dr. Bregman served as the Chief Executive Officer of AirMedia, Inc., a wireless Internet company. Prior to joining AirMedia, Dr. Bregman served a 16-year career with IBM, most recently as general manager of IBM’s RS/6000 and pervasive computing divisions from 1995 to August 2000.

      Mr. Brigden has served as VERITAS’ Senior Vice President, General Counsel and Secretary since May 2003. He served as VERITAS’ Vice President, General Counsel and Secretary from November 2001 to May 2003 and as Vice President and General Counsel from May 2001 to November 2001. Before joining VERITAS, Mr. Brigden was Vice President of Business Development and General Counsel at Shutterfly, Inc., an Internet-based digital photo service company, from January 2000 to April 2001. Prior to Shutterfly, Mr. Brigden served as director of intellectual property for Silicon Graphics, Inc. from February 1997 to January 2000. Mr. Brigden is a member of the California Bar Association and is also licensed to practice law in Virginia, Washington, D.C., and before the United States Patent and Trademark Office.

      Mr. Burton has served as VERITAS’ Executive Vice President, Data Management Group since September 2004. Mr. Burton served as VERITAS’ Senior Vice President, Chief Marketing Officer from April 2002 to September 2004. Prior to joining VERITAS, Mr. Burton served as Senior Vice President of Product and Services Marketing at Oracle Corporation, an enterprise software company, and held positions in customer support, presales, product management and engineering, including leading the development of Oracle’s Java development tools, from October 1995 to April 2002.

      Mr. Gillis has served as VERITAS’ Executive Vice President, Finance and Chief Financial Officer since November 2002. Before joining VERITAS, Mr. Gillis served as Chief Financial Officer of

Parametric Technology Corporation, a software company, from October 1995 to October 2002. Prior to Parametric, Mr. Gillis served for four years as chief financial officer of Lotus Development Corp., a software company. Before joining Lotus, Mr. Gillis spent 15 years with Coopers & Lybrand, an accounting firm, as a certified public accountant and general practice partner.

      Mr. Hagerman has served as VERITAS’ Executive Vice President, Storage and Server Management Group since September 2004. Mr. Hagerman served as VERITAS’ Executive Vice President, Strategic Operations from March 2003 to September 2004, and has led VERITAS’ Strategic Operations organization since joining VERITAS in 2001. Before joining VERITAS, Mr. Hagerman served as founder and chief executive officer at Affinia Inc., an online affiliate marketing network, from September 1998 to September 2000 and as founder and chief executive officer of BigBook, Inc., an Internet yellow pages service, from 1995 until its acquisition by GTE in 1998. Before BigBook, Mr. Hagerman held various management positions in consulting, sales and marketing, business development and finance.

      Mr. Hughes has served as VERITAS’ Executive Vice President, Global Services since October 2003. Mr. Hughes joined VERITAS after a 10-year career at McKinsey & Co., a global management consulting service provider, where he most recently served as a Partner.

      Mr. Matin has served as VERITAS’ Executive Vice President, Worldwide Sales since March 2004. Mr. Matin joined VERITAS from Network Associates, Inc., a supplier of network security and management software, where he served as President of McAfee Security from December 2001 to March 2004. Prior to joining Network Associates, Mr. Matin was Senior Vice President of Worldwide Sales and Marketing at CrossWorlds Software, Inc., a provider of enterprise application integration software, from January 2000 to November 2001. Prior to joining CrossWorlds, Mr. Matin spent 19 years at IBM managing U.S. and international sales operations, most recently as Vice President of the Industrial Sector for the Americas.

Executive Compensation

      The following table sets forth all compensation awarded to, earned by or paid for services rendered to VERITAS in all capacities during 2004, 2003 and 2002 by the VERITAS chief executive officer and those of the four other most highly compensated executive officers of VERITAS for the year ended December 31, 2004. The information in the table includes the dollar value of base salaries, commissions and bonus awards, certain reimbursements, the number of shares subject to stock options granted and certain other compensation, whether paid or deferred. Bonuses for our executive officers with respect to services rendered for 2004 have been determined based on financial targets and performance criteria set forth in the VERITAS 2004 Executive Incentive Compensation Plan. As part of VERITAS’ annual executive compensation program for 2005, annual stock option grants for VERITAS’ executive officers will be made in the first quarter of 2005 with respect to services to be performed during 2005. VERITAS does not grant stock appreciation rights and provides no long-term compensation benefits other than stock options and restricted stock units under the 2003 Plan, as amended.

Summary Compensation Table

						Long-Term
						Compensation Awards
		Annual Compensation
						Restricted		Securities		All Other
				Other Annual		Stock		Underlying		Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Compensation		Awards(2)		Options		(3)

Gary L. Bloom	2004	$1,000,000	$1,750,000	$ *		$—		—	(4)	$2,500
President, Chief	2003	1,000,000	1,852,000	—		—		400,000	(5)	2,500
Executive Officer, and	2002	1,000,000	1,150,000	*		—		800,000		2,500
Chairman of the Board
Mark Bregman(6)	2004	430,000	375,000	*		—		—	(4)	2,500
Executive Vice President,	2003	390,000	412,000	102,144	(7)	—		200,000	(5)	2,500
Chief Technology Officer and	2002	331,000	300,000	59,949	(8)	—		825,000		2,500
acting manager of the Application and Service Management Group
Edwin J. Gillis(9)	2004	435,000	440,000	274,269	(10)	—		—	(4)	2,500
Executive Vice President,	2003	435,000	460,000	*		—		200,000	(5)	2,500
Finance and	2002	52,981	—	—		—		700,000		—
Chief Financial Officer
Kristof Hagerman(11)	2004	385,000	385,000	*		—		—	(4)	—
Executive Vice President,	2003	346,354	400,000	*		—		200,000	(5)	2,500
Storage and Server	2002	315,000	260,000	*		—		300,000		2,500
Management Group
Arthur Matin(12)	2004	486,538	441,000	—		5,254,000	(13)	600,000	(14)	412,500	(15)
Executive Vice President,	2003	—	—	—		—		—		—
Worldwide Sales	2002	—	—	—		—		—		—

*	Did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officers.

(1)	Performance-based bonuses for services rendered in 2004 will be paid in the first quarter of 2005. Performance-based bonuses for services rendered in 2003 and 2002 were paid in the following year.

(2)	Consists of the dollar value of grants of restricted stock units to purchase shares of VERITAS common stock (calculated by multiplying the closing market price of VERITAS’ common stock on the date of grant by the number of shares that will be received upon settlement of such restricted stock units). The restricted stock units are not entitled to dividends.

(3)	Except where otherwise noted, consists of the $2,500 matching contributions made by VERITAS on behalf of the named officers to the VERITAS 401(k) plan.

(4)	Annual stock option grants for our executive officers will be made in the first quarter of 2005 with respect to services to be performed during 2005. No annual stock option grants were made to executive officers for services rendered in 2004.

(5)	Consists of stock options granted in February 2004 with respect to services rendered in 2003.

(6)	Dr. Bregman joined VERITAS in March 2002.

(7)	Consists of $43,605 in housing and personal travel expense and $58,539 for reimbursement of Dr. Bregman’s income tax liability for the 2002 tax year related to housing and personal travel expense paid by VERITAS in 2002.

(8)	Consists of housing and personal travel expenses.

(9)	Mr. Gillis joined VERITAS in November 2002.

(10)	Consists of housing and personal travel expenses.

(11)	Mr. Hagerman joined VERITAS in February 2001 and was promoted from Senior Vice President to Executive Vice President in February 2003.

(12)	Mr. Matin joined VERITAS in March 2004.

(13)	Represents the dollar value of restricted stock units granted in April 2004, of which $1,313,500 vested during 2004. The unvested restricted stock units held by Mr. Matin will vest upon his continuation in the employ of VERITAS through March 9, 2007, but will be subject to accelerated vesting in a series of twelve quarterly installments upon the attainment of the designated performance goals for each such quarter.

(14)	Consists of stock options granted to Mr. Matin in April 2004 in connection with the commencement of his employment.

(15)	Includes $200,000 paid to Mr. Matin upon commencement of his employment in March 2004, and an additional $200,000 paid to Mr. Matin after he had been employed by VERITAS for six months. Also includes $10,000 paid to Mr. Matin for legal related expenses.

Executive Option Grants

      The following table sets forth information regarding stock option grants to each of Dr. Bregman and Messrs. Bloom, Gillis and Hagerman for their service in fiscal 2003, which grants were made in February of 2004. In addition, the following table sets forth information regarding stock option grants to Mr. Matin upon commencement of his employment with VERITAS in March 2004. No annual stock option grants were made to executive officers for services rendered in 2004. During 2004, VERITAS granted to its employees options to purchase an aggregate of 10,342,259 shares of VERITAS common stock. The exercise price of all stock options was equal to the fair market value of VERITAS common stock on the date of grant. The stock options listed below vest over four years at the rate of 1/48th per month, with the exception of options granted to Mr. Matin, which options vest at the rate of 12.5% six months after the date of grant and 1/48th per month thereafter. All stock options have a term of 10 years, subject to earlier termination upon termination of employment.

      The potential realizable value table illustrates the hypothetical gains that would exist for the options at the end of the 10-year term of the option based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the term. The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by SEC rules and do not represent VERITAS’ estimate or projection of future common stock prices. Actual gains, if any, on option exercises will depend on the future performance of VERITAS common stock and overall market conditions. The potential realizable values shown in this table may never be achieved.

		Percent of			Potential Realizable Value
	Number of	Total Options			at Assumed Rates of
	Securities	Granted to			Stock Price Appreciation
	Underlying	Employees in			for Option Term
	Options	Fiscal Year	Exercise	Expiration
Name	Granted	2004	Price	Date	5%	10%

Gary L. Bloom	400,000	3.9%	$33.04	02/17/14	$8,311,471	$21,062,900
Mark Bregman	200,000	1.9%	$33.04	02/17/14	$4,155,736	$10,531,450
Edwin J. Gillis	200,000	1.9%	$33.04	02/17/14	$4,155,736	$10,531,450
Kristof Hagerman	200,000	1.9%	$33.04	02/17/14	$4,155,736	$10,531,450
Arthur Matin	600,000	5.8%	$26.27	04/12/14	$9,912,637	$25,120,569

Aggregate Executive Option Exercises in 2004 and Year-End Option Values

      The following table sets forth information concerning stock option exercises during 2004 by each of the above-named executive officers, including the aggregate amount of gains on the date of exercise. The value realized for option exercises is the aggregate fair market value of VERITAS common stock on the date of exercise less the exercise price. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options held on December 31, 2004 by each of those officers. Also reported are values for “in-the-money” stock options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of VERITAS common stock as of December 31, 2004. The values for unexercised in-the-money options have not been, and may never be, realized. The fair market value is determined by the closing price of VERITAS common stock on December 31, 2004, as reported on the Nasdaq National Market, which was $28.55 per share.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired		Options at Fiscal Year-End		at Fiscal Year-End
	Upon	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Gary L. Bloom	35,500	$739,414	4,897,605	986,895	$14,858,835	$6,968,170
Mark Bregman	—	—	247,646	227,354	$1,094,584	$1,209,791
Edwin J. Gillis	50,000	$935,577	328,750	481,250	$3,374,625	$4,122,275
Kristof Hagerman	—	—	392,188	307,812	$1,152,188	$1,613,063
Arthur Matin	—	—	112,500	487,500	$256,500	$1,111,500

VERITAS Employment Agreements

Employment Agreement with Mr. Bloom

      The employment of Mr. Bloom, VERITAS’ chief executive officer and president, is at-will and may be terminated by him or by VERITAS at any time for any reason. Mr. Bloom’s salary and bonus are recommended by the compensation committee and approved by the VERITAS board of directors on an annual basis. Under the terms of Mr. Bloom’s employment contract with VERITAS, which expired in 2002, Mr. Bloom’s employment with VERITAS at the time of such expiration is to be treated no less favorably than the policies in effect at the time for VERITAS other senior executives. Mr. Bloom entered into a change of control agreement with VERITAS effective March 15, 2004, the terms of which are described below under “— Change of Control Agreement with Mr. Bloom”.

Change of Control Agreement with Mr. Bloom

      Mr. Bloom entered into a change in control agreement with VERITAS effective March 15, 2004. Under the terms of the agreement, in the event of a change of control of VERITAS, Mr. Bloom is entitled to accelerated vesting of his outstanding stock options as follows:

(1) If the acquiring or successor company assumes the outstanding options, issues comparable substitute options, or provides a cash incentive program that preserves the existing spread under the options, then each of Mr. Bloom’s outstanding options will vest and become exercisable immediately upon the consummation of the change of control with respect to 50% of the unvested shares under each option; or

(2) If the acquiring or successor company does not assume the outstanding options, issue comparable substitute options or provide a cash incentive program that preserves the existing spread under the options, then each of Mr. Bloom’s outstanding options will vest and become exercisable immediately upon the consummation of the change of control with respect to 100% of the unvested shares under each option.

      In addition, if Mr. Bloom’s employment with VERITAS terminates without cause, or if Mr. Bloom resigns with good reason within 12 months after consummation of a change of control of VERITAS, Mr. Bloom will be entitled to receive the following severance benefits: (1) continuation of base salary for a period of 18 months from the date of termination; (2) 100% of his target bonus, plus a pro-rated percentage of his target bonus based upon the number of days that have passed in the fiscal year as of the termination date; (3) acceleration of 100% of his unvested stock options; and (4) payment of COBRA premiums for health insurance for 18 months after termination.

      In order to receive these severance benefits, Mr. Bloom must comply with the terms of a restrictive covenant which includes, among other conditions: signing a confidentiality and intellectual property agreement, executing a release and being available to provide consulting services to VERITAS during the 18-month period during which he receives severance benefits and not performing functions similar to the functions he performed for VERITAS for any competing business during that 18-month period.

Employment Agreements with Other Executive Officers

      Mr. Gillis, Chief Financial Officer and Executive Vice President of VERITAS, entered into an employment agreement effective November 18, 2002. Under the terms of his employment agreement, Mr. Gillis is paid an annual base salary of $435,000, which may be increased from time to time as determined by the chief executive officer, subject to approval of the compensation committee. In addition, Mr. Gillis’ employment agreement provides for a guaranteed target bonus of $290,000 in each of 2002 and 2003, with the bonus for 2002 paid on a pro-rated basis for the portion of 2002 that he was employed by VERITAS. After 2003, Mr. Gillis became entitled to receive a performance bonus in accordance with VERITAS’ executive officer bonus plan. In addition, pursuant to the terms of his employment agreement, Mr. Gillis received a one-time grant of options to purchase 700,000 shares of VERITAS common stock and $274,269 for his relocation costs and expenses. Mr. Gillis’ employment is at-will and may be terminated by him or by VERITAS at any time for any reason. To the extent that VERITAS provides to similarly situated employees any severance or other benefits, Mr. Gillis is entitled to such benefits to the extent such benefits exceed the benefits granted in his employment agreement.

      Mr. Matin joined VERITAS as Executive Vice President, Worldwide Sales, in March of 2004. Under the terms of his employment agreement, Mr. Matin will be paid an annual base salary of $600,000 and is eligible to participate in the VERITAS executive officer bonus plan with a target annual bonus of $400,000. The bonus plan will be pro-rated in 2004 for the portion of 2004 that Mr. Matin was employed by VERITAS. Mr. Matin received a sign-on bonus of $200,000 and an additional bonus of $200,000 after he had been employed by VERITAS for 6 months. In addition, Mr. Matin received a one-time grant of options to purchase 600,000 shares of VERITAS common stock and 200,000 restricted stock units. Mr. Matin is also entitled to receive a one-time payment for legal expenses incurred in connection with commencing employment with VERITAS, as well as reimbursement for his relocation costs and expenses. Mr. Matin’s employment is at-will and may be terminated by him or by VERITAS at any time for any reason.

      Dr. Bregman and Messrs. Brigden, Burton, Gillis, Hagerman, Hughes and Matin each entered into a change of control agreement with VERITAS effective March 15, 2004, the terms of which are described below under “— Change of Control Agreements with Other Executive Officers.”

Change of Control Agreements with Other Executive Officers

      VERITAS’ other named executive officers have entered into change in control agreements with VERITAS effective March 15, 2004. Under the terms of these agreements, in the event of a change of control of VERITAS, the executive officer is entitled to accelerated vesting of the executive officer’s outstanding stock options as follows:

(1) If the acquiring or successor company assumes the outstanding options, issues comparable substitute options or provides a cash incentive program that preserves the existing spread under the options, then each of the executive officer’s outstanding options will vest and become exercisable immediately upon the consummation of the change of control with respect to 50% of the unvested shares under each option; or

(2) If the acquiring or successor company does not assume the outstanding options, issue comparable substitute options or provide a cash incentive program that preserves the existing spread under the options, then each of the executive officer’s outstanding options will vest and become exercisable immediately upon the consummation of the change of control with respect to 100% of the unvested shares under each option.

      In addition, if the executive officer’s employment with VERITAS terminates without cause, or if the executive officer resigns with good reason within 12 months after consummation of a change of control of VERITAS, the executive officer will be entitled to receive the following severance benefits: (1) continuation of base salary for a period of 12 months from the date of termination; (2) 100% of the executive officer’s target bonus, plus a pro-rated percentage of their target bonus based upon the number of days that have passed in the fiscal year as of the termination date; (3) acceleration of 100% of the executive officer’s unvested stock options; and (4) payment of COBRA premiums for health insurance for 12 months after termination.

      In order to receive these severance benefits, an executive officer must comply with the terms of a restrictive covenant which includes, among other conditions: signing a confidentiality and intellectual property agreement, executing a release and being available to provide consulting services to VERITAS during the 12-month period during which the executive officer receives severance benefits and not performing functions similar to the functions the executive officer performed for VERITAS for any competing business during that 12-month period.

      The severance benefits under VERITAS’ benefits plans entitle employees to continue to receive health, dental and life insurance coverage for a specified period of time after termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF VERITAS

      From January 1, 2004 to the date of this joint proxy statement/ prospectus, there have not been any transactions, and there are currently no proposed transactions, in which the amount involved exceeded $60,000 to which VERITAS or any of its subsidiaries were or are to be a party and in which any VERITAS executive officer or director who may become an executive officer or director of Symantec upon the closing of the merger, or any member of their immediate family, had or will have a direct or indirect material interest, except as described above under “Information Regarding Certain VERITAS Directors and Executive Officers — Executive Compensation,” “— Compensation of Directors” or “The Merger — Interests of Certain VERITAS Persons in the Merger.” There are no business relationships between VERITAS and any entity of which a director of VERITAS who may become a director of Symantec after the merger is an executive officer or of which such a director owns an equity interest in excess of 10%, involving payments for property or services in excess of 5% of VERITAS consolidated gross revenues for 2003.

EXPERTS

      The consolidated financial statements of Symantec Corporation and its subsidiaries as of March 31, 2004 and 2003, and for the two-year period ended March 31, 2004, and the related financial statement schedule, have been incorporated by reference in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The audit report covering the Symantec March 31, 2004 and 2003 financial statements refers to the Company’s adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. The audit report also refers to the audit of the adjustments that were applied and disclosures added to revise the 2002 consolidated financial statements, as more fully described in Notes 4, 16, 17 and 18 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements other than with respect to such adjustments and disclosures.

      The consolidated financial statements and schedule of Symantec Corporation for the year ended March 29, 2002, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements and schedule of VERITAS Software Corporation as of December 31, 2003 and 2002, and for each of the years in the three-year period then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report dated June 4, 2004, contains an explanatory paragraph that refers to VERITAS’ restatement of the consolidated financial statements as of and for each of the years in the two-year period ended December 31, 2002, the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and the adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, effective July 1, 2003.

STOCKHOLDER PROPOSALS

Symantec

      Requirements for Symantec Stockholder Proposals to be Brought Before a Symantec Annual Meeting. Symantec’s bylaws provide that, for stockholder nominations to the Symantec board of directors or other proposals to be considered at a Symantec annual meeting, the Symantec stockholder must have given timely notice thereof in writing to the Corporate Secretary of Symantec. To be timely for the 2005 Symantec annual meeting, a Symantec stockholder’s notice must be delivered to or mailed and received by the Corporate Secretary of Symantec at the principal executive offices of Symantec between June 17, 2005 and July 17, 2005. A Symantec stockholder’s notice to the Corporate Secretary of Symantec must set forth as to each matter the stockholder proposes to bring before the Symantec annual meeting the information required by Symantec’s bylaws.

      Requirements for Symantec Stockholder Proposals to be Considered for Inclusion in Symantec’s Proxy Materials. Symantec stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec’s 2005 annual meeting must be received by Symantec not later than April 11, 2005 in order to be considered for inclusion in Symantec’s proxy materials for that meeting.

VERITAS

      If the merger occurs, there will be no VERITAS annual meeting of VERITAS stockholders this year. In that case, Symantec stockholder proposals must be submitted to the Corporate Secretary of Symantec in accordance with the procedures described above. In case the merger is not completed, set forth below is information relevant to a regularly scheduled 2005 VERITAS annual meeting.

      VERITAS Stockholder Proposals for the VERITAS 2005 Annual Meeting. To be timely, a VERITAS stockholder’s notice must be delivered to the Secretary of VERITAS at the principal executive offices of VERITAS at 350 Ellis Street, Mountain View, California 94043 not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the VERITAS stockholder to be timely must be delivered not earlier than the close of business on the ninetieth (90th) day prior to the annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to the annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of the meeting is first made by VERITAS.

DOCUMENTS INCORPORATED BY REFERENCE

      This joint proxy statement/ prospectus incorporates documents by reference that are not presented in or delivered herewith. To obtain these additional documents, please refer to the section of this joint proxy statement/ prospectus entitled “Where You Can Find More Information” beginning on page 192.

      The SEC allows Symantec to incorporate by reference into this document information that it files with the SEC. This means that Symantec can disclose important information to you by referring to those documents. The information that Symantec incorporates by reference is considered as part of this document, and later information it files with the SEC will automatically update and supersede this information.

      The following documents that Symantec has filed with the SEC are incorporated by reference into this document:

•	annual report on Form 10-K for the year ended April 2, 2004;

•	quarterly reports on Form 10-Q for the quarters ended July 2, 2004, October 1, 2004 and December 31, 2004;

•	current reports on Form 8-K filed on August 5, 2004, August 13, 2004, September 17, 2004, October 28, 2004, November 3, 2004, November 8, 2004, December 16, 2004, December 20, 2004, and December 21, 2004;

•	the description of Symantec common stock contained in Symantec’s registration statement on Form 8-A filed on May 24, 1989;

•	the description of Symantec preferred stock purchase rights contained in Symantec’s registration statement on Form 8-A filed on August 19, 1998; and

•	all other information that Symantec files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this document and prior to the date of the Symantec and VERITAS special meetings.

      You should rely only on the information contained or specifically incorporated by reference in this document to vote on the merger. We have not authorized anyone to give you any information that is different from what is contained or incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

      Symantec and VERITAS are required to file reports and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934.

      Symantec’s and VERITAS’ filings with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information relating to public reference rooms. Copies of Symantec’s and VERITAS’ filings may be obtained at the prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding Symantec and VERITAS.

      Symantec and VERITAS will provide you with copies of this information, without charge, excluding all exhibits, unless those exhibits are specifically incorporated by reference into this joint proxy statement/ prospectus upon written or oral request. In order for you to receive timely delivery of the documents in advance of the special meetings, Symantec or VERITAS, as applicable, should receive your request no later than                     , 2005 which is five business days before the date of the special meetings.

      Requests for documents relating to Symantec should be directed to:

Symantec Corporation

20330 Stevens Creek Blvd.
Cupertino, California 95014
Attention: Investor Relations
(408) 517-8324

      Requests for documents relating to VERITAS should be directed to:

VERITAS Software Corporation

350 Ellis Street
Mountain View, California 94043
Attention: Investor Relations
(650) 527-8000

      You can find more information about the common stock that is offered by this document if you read Symantec’s registration statement on Form S-4 that has been filed with the SEC under the Securities Act of 1933. We refer to it and any amendments to it as the “registration statement.” This document is a part of that registration statement and does not contain all of the information contained in the registration statement and its exhibits and schedules.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of Symantec common stock offered hereby and certain tax matters with respect to the merger will be passed upon for Symantec by Fenwick & West, LLP, Mountain View, California. Certain tax matters with respect to the merger will be passed upon for VERITAS by Simpson Thacher & Bartlett LLP, Palo Alto, California.

      Attorneys of Fenwick & West LLP, counsel to Symantec Corporation, currently hold approximately 8,800 shares of Symantec common stock.

VERITAS FINANCIAL STATEMENTS

VERITAS FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

      The condensed consolidated financial statements of VERITAS Software Corporation (referred to in this section as the Company) for the nine months ended September 30, 2004 are provided in this separate section. The condensed consolidated financial statements included in this section are as follows:

FIN-1

VERITAS SOFTWARE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$626,291	$823,171
Short-term investments	1,912,939	1,679,844
Accounts receivable, net of allowance for doubtful accounts of $6,509 and $7,807, respectively	205,209	250,098
Other current assets	73,447	60,254
Deferred income taxes	34,230	30,302

Total current assets	2,852,116	2,843,669
Property and equipment, net	574,850	572,977
Other intangibles, net	160,824	81,344
Goodwill, net	1,983,006	1,755,591
Other non-current assets	23,414	25,385
Deferred income taxes	57,196	69,500

	$5,651,406	$5,348,466

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$44,319	$38,289
Payable for repurchase of common stock	23,365	—
Accrued compensation and benefits	125,359	124,655
Accrued acquisition and restructuring costs	23,091	25,051
Other accrued liabilities	69,288	83,184
Current portion of long-term debt	380,630	—
Income taxes payable	138,323	141,623
Deferred revenue	418,157	398,772

Total current liabilities	1,222,532	811,574
Convertible subordinated notes	520,000	520,000
Long-term debt	—	380,630
Accrued acquisition and restructuring costs	49,808	69,019
Other long-term liabilities	24,404	23,649

Total liabilities	1,816,744	1,804,872

Stockholders’ equity:
Common stock	463	458
Additional paid-in capital	7,062,464	6,941,798
Accumulated deficit	(1,095,359)	(1,378,076)
Deferred stock-based compensation	(27,889)	(8,455)
Accumulated other comprehensive income	7,576	6,172
Treasury stock, at cost; 34,009 and 28,609 shares at September 30, 2004 and December 31, 2003, respectively	(2,112,593)	(2,018,303)

Total stockholders’ equity	3,834,662	3,543,594

	$5,651,406	$5,348,466

See accompanying notes to condensed consolidated financial statements.

FIN-2

VERITAS SOFTWARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(Unaudited)
	(In thousands, except per share amounts)
Net revenue:
User license fees	$287,352	$281,814	$859,677	$782,070
Services	209,306	164,811	607,762	463,059

Total net revenue	496,658	446,625	1,467,439	1,245,129
Cost of revenue:
User license fees	5,103	11,483	23,500	35,116
Services(1)	68,793	58,948	201,448	166,057
Amortization of developed technology	4,376	5,043	12,255	30,379

Total cost of revenue	78,272	75,474	237,203	231,552

Gross profit	418,386	371,151	1,230,236	1,013,577
Operating expenses:
Selling and marketing(1)	153,037	136,184	447,655	373,325
Research and development(1)	87,196	77,377	250,700	219,433
General and administrative(1)	49,541	39,209	143,679	117,026
Amortization of other intangibles	1,389	2,454	6,192	32,895
In-process research and development	11,500	—	11,900	19,400
Restructuring reversals, net	(9,648)	—	(9,648)	—

Total operating expenses	293,015	255,224	850,478	762,079

Income from operations	125,371	115,927	379,758	251,498
Interest and other income, net	13,661	8,653	35,425	33,556
Interest expense	(6,455)	(9,249)	(18,157)	(24,785)
Loss on extinguishment of debt	—	(4,714)	—	(4,714)
Gain (loss) on strategic investments	—	—	7,496	(3,518)

Income before income taxes and cumulative effect of change in accounting principle	132,577	110,617	404,522	252,037
Provision for income taxes	36,378	36,250	121,805	88,932

Income before cumulative effect of change in accounting principle	96,199	74,367	282,717	163,105
Cumulative effect of change in accounting principle, net of tax	—	(6,249)	—	(6,249)

Net income	$96,199	$68,118	$282,717	$156,856

Net income per share:
Basic	$0.22	$0.16	$0.65	$0.37

Diluted	$0.22	$0.15	$0.64	$0.36

Number of shares used in computing per share amounts — basic	433,126	425,153	431,933	418,314

Number of shares used in computing per share amounts — diluted	437,697	440,815	441,936	430,587

(1)	Amortization of stock-based compensation consists of:

Services	$61	$69	$364	$69
Selling and marketing	578	246	4,440	246
Research and development	608	642	2,444	1,372
General and administrative	24	45	792	45

Total amortization of stock-based compensation	$1,271	$1,002	$8,040	$1,732

See accompanying notes to condensed consolidated financial statements.

FIN-3

VERITAS SOFTWARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	$282,717	$156,856
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	6,249
Depreciation and amortization	89,388	94,900
Amortization of developed technology	12,255	30,379
Amortization of other intangibles	6,192	32,895
In-process research and development	11,900	19,400
Provision for (recovery of) allowance for doubtful accounts	(135)	1,459
Stock-based compensation	8,040	1,732
Tax benefits from stock plans	10,618	24,869
Loss on extinguishment of debt	—	4,714
(Gain) loss on strategic investments	(7,496)	3,518
(Gain) loss on sale and disposal of assets	833	(180)
Deferred income taxes	3,738	(27,580)
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	53,880	40,259
Other assets	(10,752)	16,998
Accounts payable	5,695	(12,036)
Accrued compensation and benefits	(315)	(10,056)
Accrued acquisition and restructuring costs	(28,850)	(21,248)
Other liabilities	(17,774)	(28,794)
Income taxes payable	(3,208)	72,972
Deferred revenue	10,727	41,259

Net cash provided by operating activities	427,453	448,565
Cash flows from investing activities:
Purchases of investments	(3,604,703)	(1,373,938)
Sales and maturities of investments	3,374,167	1,389,493
Purchases of property and equipment	(84,349)	(56,961)
Purchases of businesses and technology, net of cash acquired	(325,076)	(402,421)

Net cash used for investing activities	(639,961)	(443,827)
Cash flows from financing activities:
Net proceeds from issuance of convertible subordinated notes	(170)	508,300
Redemption of convertible subordinated notes	—	(391,671)
Repurchase of common stock	(70,925)	(316,239)
Proceeds from issuance of common stock	80,202	132,501

Net cash provided by (used for) financing activities	9,107	(67,109)
Effect of exchange rate changes on cash and cash equivalents	6,521	20,921

Net decrease in cash and cash equivalents	(196,880)	(41,450)
Cash and cash equivalents at beginning of period	823,171	764,062

Cash and cash equivalents at end of period	$626,291	$722,612

Supplemental disclosures:
Cash paid for interest	$14,799	$10,570

Cash paid for taxes	$124,887	$19,478

Supplemental schedule of non-cash transactions:
Issuance of common stock and options for business combinations	$19,563	$311,394

Increase in property and equipment upon adoption of FIN 46	$—	$366,849

Increase in long-term debt upon adoption of FIN 46	$—	$380,630

Issuance of common stock for conversion notes	$—	$79,852

See accompanying notes to condensed consolidated financial statements.

FIN-4

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The following information should be read in conjunction with the consolidated financial statements and accompanying notes included in VERITAS Software Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003.

2.	Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

FIN-5

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Accounting for Stock-Based Compensation

      The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123. Since the exercise price of options granted under the Company’s stock option plans is equal to the market value on the date of grant, no compensation cost has been recognized for grants under such plans. In accordance with APB Opinion No. 25, the Company does not recognize compensation cost related to its employee stock purchase plan. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had accounted for its stock option and stock purchase plans under the fair value method of accounting under SFAS No. 123, Accounting for Stock-Based Compensation:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands, except per share amounts)
Net income (loss):
As reported	$96,199	$68,118	$282,717	$156,856
Add:
Stock-based compensation expense included in net income, net of tax	864	671	5,467	1,160
Less:
Total stock-based compensation expense determined under the fair value method for all awards, net of tax	(52,177)	(76,639)	(201,268)	(238,174)

Pro forma	$44,886	$(7,850)	$86,916	$(80,158)

Basic income (loss) per share:
As reported	$0.22	$0.16	$0.65	$0.37

Pro forma	$0.10	$(0.02)	$0.20	$(0.19)

Diluted income (loss) per share:
As reported	$0.22	$0.15	$0.64	$0.36

Pro forma	$0.10	$(0.02)	$0.20	$(0.19)

      For purposes of the pro forma disclosures, the expected volatility assumptions the Company used prior to the fourth quarter of fiscal 2003 were based solely on the historical volatility of the Company’s common stock over the most recent period commensurate with the estimated expected life of the Company’s stock options. Beginning with the fourth quarter of fiscal 2003, the Company modified its approach and expected volatility by considering other relevant factors in accordance with SFAS No. 123. The Company considered implied volatility in market-traded options on the Company’s common stock as well as historical volatility. The Company will continue to monitor these and other relevant factors used to measure expected volatility for future option grants.

      Also, beginning with the third quarter of fiscal 2003, the Company decreased its estimate of the expected life of new options granted to its employees from five years to four years. The Company bases its expected life assumption on historical experience as well as the terms and vesting periods of the options granted. The reduction in the estimated expected life was a result of an analysis of the Company’s historical experience.

FIN-6

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the pro forma amounts determined under SFAS No. 123, as set forth above, the fair value of each stock option grant under the stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Risk-free interest rate	3.22%	2.65%	2.81%	2.69%
Dividend yield	0%	0%	0%	0%
Weighted average expected life	4.0 years	4.0 years	4.0 years	4.6 years
Volatility of common stock	61%	90%	55%	90%

      The fair value of the employees’ purchase rights under the employee stock purchase plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Risk-free interest rate	1.96%	1.06-1.87%	1.86%	1.06-1.87%
Dividend yield	0%	0%	0%	0%
Weighted average expected life	6 to 24 months	6 to 24 months	6 to 24 months	6 to 24 months
Volatility of common stock	67%	90%	70%	90%

      As a result of the Company’s restatement of its financial statements for 2002 and 2001 and the delay in filing its Form 10-K for the year ended December 31, 2003, the Company suspended option-holders’ ability to use the Company’s registration statements for its stock option plans (the “Plans”). As a result, option-holders were unable to exercise options under the Plans until such time as the Company filed its Form 10-K for the year ended December 31, 2003 and lifted the suspension on the use of the registration statements. Pursuant to the terms of the Plans, options held by certain former employees of the Company were scheduled to expire during the suspension period. On March 15, 2004, the Company extended the expiration date of such options for a period of 15 days from the date of filing the Form 10-K, which was considered a modification of such options. For the nine months ended September 30, 2004, $4.3 million was expensed in the statement of operations as a result of this modification.

FIN-7

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Net Income per Share

      The following table sets forth the computation of basic and diluted net income per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands, except per share amounts)
Numerator:
Net income	$96,199	$68,118	$282,717	$156,856
Denominator:
Denominator for basic net income per share — weighted-average shares outstanding	433,126	425,153	431,933	418,314
Potential common shares	4,571	15,662	10,003	12,273

Denominator for diluted net income per share	437,697	440,815	441,936	430,587

Basic net income per share	$0.22	$0.16	$0.65	$0.37

Diluted net income per share	$0.22	$0.15	$0.64	$0.36

      For the three and nine months ended September 30, 2004 and 2003, potential common shares consist of employee stock options using the treasury stock method. The following table sets forth the potential common shares that were excluded from the net income per share computations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands)
Employee stock options outstanding(1)	47,723	24,196	39,122	34,938
0.25% convertible subordinated notes(2)	11,274	11,274	11,274	11,274

(1)	These employee stock options were excluded from the computation of diluted net income per share because the exercise price was greater than the average market price of the Company’s common stock during the period, and therefore the effect is antidilutive.

(2)	Potential common shares related to the Company’s 0.25% convertible subordinated notes were excluded from the computation of diluted net income per share because the conversion price was higher than the average market price of the Company’s common stock during the period, and therefore the effect is antidilutive.

      The weighted average exercise prices of employee stock options with exercise prices exceeding the average fair value of the Company’s common stock was $49.18 and $75.49 per share for the three months ended September 30, 2004 and 2003, respectively, and $56.57 and $61.72 per share for the nine months ended September 30, 2004 and 2003, respectively.

5.	Business Combinations

KVault Software Limited

      On September 20, 2004, the Company acquired all of the outstanding capital stock of KVault Software Limited (“KVS”), a provider of e-mail archiving products. The Company acquired KVS to expand its product offerings in the storage software market to include products to store, manage, backup and archive corporate e-mail and data. The KVS acquisition included total purchase consideration of $249.6 million which included $224.1 million of cash, $19.6 million relating to the assumption of KVS’

FIN-8

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding unvested stock options for 1.2 million shares of the Company’s common stock and $5.9 million of acquisition-related costs. As a result of the acquisition, the Company recorded deferred stock-based compensation of $17.2 million, which will be amortized over the remaining vesting period for the stock options assumed. The fair value of the Company’s stock options assumed was determined using the Black-Scholes option pricing model and the following assumptions: estimated expected life of 4 years, risk-free interest rate of 3.08%, expected volatility of 62% and no expected dividend yield. Upon assumption by the Company of the outstanding KVS options, each KVS option became exercisable for 0.0886 shares of the Company’s common stock.

      The total estimated purchase price was allocated to KVS’ net tangible and intangible assets based upon their estimated fair values as of the date of the completion of the acquisition. The following represents the allocation of the aggregate purchase price to the acquired net assets of KVS:

(In thousands)
Cash, cash equivalents and short-term investments	$2,565
Other current assets	13,374
Long-term assets	1,434
Current liabilities	(15,071)
Goodwill	143,532
Developed technology	54,300
Other intangible assets	18,140
Trademark	2,600
Deferred stock-based compensation	17,182
In-process research and development	11,500

Total	$249,556

      Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired. Goodwill is not amortized, which is consistent with the guidance in SFAS No. 142, Goodwill and Other Intangible Assets. Developed technology, customer base and other intangible assets are being amortized over their estimated useful lives of five years. The weighted average amortization period for all purchased intangible assets is five years.

      In connection with the acquisition of KVS, the Company allocated $11.5 million of the purchase price to in-process technology that had not yet reached technological feasibility and had no alternative future use. This amount has been expensed in the consolidated statements of operations for the quarter ended September 30, 2004.

      In order to value purchased in-process research and development (“IPR&D”), a research project for which technological feasibility had not been established was identified. The value of this project was determined by estimating the expected cash flows from the project and discounting the net cash flows back to their present value, using an appropriate discount rate.

      Net Cash Flows. The net cash flows expected from the identified project are based on the Company’s estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects. Revenue estimates are based on the assumptions mentioned below. The research and development costs included in the estimates reflect costs to bring in-process projects to technological feasibility and sustain the technology thereafter.

      The estimated revenues are based on the Company’s projection of each in-process project and the business projections were compared and found to be consistent with industry analysts’ forecasts of growth

FIN-9

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in substantially all of the relevant markets. Estimated total revenues related to the contribution of the IPR&D project to the various products affected are expected to peak in the year ending December 31, 2008 and decline from 2009 into 2011 as the affected products continue to evolve.

      These projections are based on the Company’s estimates of market size and growth, expected trends in technology and the nature and expected timing of new project introductions by KVS.

      Discount Rate. Discounting the expected net cash flows back to their present value is based on the industry weighted average cost of capital (“WACC”). The Company believes the overall WACC is approximately 21%. The discount rate used to discount the expected net cash flows from IPR&D is 23%. The discount rate used is higher than the overall WACC due to inherent uncertainties surrounding the successful development of IPR&D, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances which could potentially impact the estimates described above.

      Percentage of Completion. The percentage of completion for the in-process project identified was estimated at approximately 56% based on costs incurred to date on the project as compared to the remaining costs required to bring the project to technological feasibility.

      If the projects discussed above are not successfully developed, the sales and profitability of the Company may be adversely affected in future periods.

      Acquisition-related costs of $5.9 million consist of $2.6 million associated with legal and other professional fees, $2.1 million for terminating and satisfying existing lease commitments, $0.1 million of severance related costs and $1.1 million of government taxes associated with the acquisition. Costs associated with terminating and satisfying existing lease commitments will generally be paid over the remaining lease terms ending in 2006 through 2015 or over a shorter period as the Company may negotiate with its lessors. The Company expects the majority of costs will be paid by the year ending December 31, 2008. Total cash outlays for acquisition-related costs were approximately $0.3 million for legal and other professional fees through September 30, 2004.

      The results of operations of KVS are included in the Company’s condensed consolidated financial statements from September 21, 2004. The pro forma results of operations disclosed below give effect to the acquisition of KVS as if the acquisition was consummated at the beginning of each period presented.

Invio Software, Inc.

      On July 14, 2004, the Company acquired all of the outstanding capital stock of Invio Software, Inc. (“Invio”), a privately held supplier of information technology (“IT”) process automation technology. The Company acquired Invio to extend the capability of software products that enable utility computing by offering customers a tool for standardizing and automating IT service delivery in key areas such as storage provisioning, server provisioning and data protection. The Invio acquisition included purchase consideration of approximately $35.4 million which included $34.9 million in cash and $0.5 million of acquisition-related costs. The purchase price was allocated to goodwill of $30.5 million, developed technology of $7.7 million, net deferred tax liabilities of $2.9 million and net tangible assets of $0.1 million. The amortization period for the developed technology is 4.0 years. Acquisition-related costs consist of $0.5 million for legal and other professional fees. Total cash outlays for acquisition-related costs were $0.5 million through September 30, 2004. The results of operations of Invio were included in the Company’s condensed consolidated financial statements from the date of acquisition. The pro forma impact of the acquisition on the Company’s results of operations is not significant.

FIN-10

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ejasent, Inc.

      On January 20, 2004, the Company acquired all of the outstanding capital stock of Ejasent, Inc. (“Ejasent”), a privately held provider of application virtualization technology for utility computing. The Company acquired Ejasent to add important application migration technology, which allows IT personnel to move an application from one server to another without disrupting or terminating the application, to the Company’s growing utility computing portfolio. The Ejasent acquisition included purchase consideration of $61.4 million, with $47.8 million in cash and $13.6 million of acquisition-related costs. The purchase price was allocated to goodwill of $53.7 million, developed technology of $11.8 million, other intangibles of $0.3 million, IPR&D of $0.4 million, net deferred tax liabilities of $4.6 million and net tangible liabilities of $0.2 million. The weighted average amortization period for all purchased intangible assets is 4.4 years. Acquisition-related costs consist of $11.5 million of change in control bonuses and direct transaction costs of $2.1 million for legal and other professional fees. Total cash outlays for acquisition-related costs were $13.4 million through September 30, 2004. The results of operations of Ejasent were included in the Company’s condensed consolidated financial statements from the date of acquisition. The pro forma impact of the acquisition on the Company’s results of operations is not significant.

Precise Software Solutions Ltd.

      On June 30, 2003, the Company acquired all of the outstanding common stock of Precise Software Solutions Ltd. (“Precise”), a provider of application performance management products. The Company acquired Precise in order to expand its product and service offerings across storage, databases and application management. The Precise acquisition included purchase consideration of $714.7 million, with 7.3 million shares of common stock valued at $210.6 million, $397.8 million of cash, $94.0 million relating to the assumption of Precise’s outstanding vested and unvested stock options for 4.4 million shares of the Company’s common stock and $12.3 million of acquisition-related costs. The purchase price was allocated to goodwill of $509.3 million, developed technology of $27.6 million, other intangibles of $34.3 million, IPR&D of $15.3 million, net deferred tax liabilities of $21.4 million, deferred stock-based compensation of $7.3 million and net tangible assets of $142.3 million. The weighted average amortization period for all purchased intangible assets is 3.7 years. The acquired IPR&D of $15.3 million was written off and the related charge was expensed in the statement of operations in the second quarter of 2003. Acquisition-related costs of $12.3 million consist of $9.0 million associated with investment banking, legal and other professional fees, $2.9 million for terminating and satisfying existing lease commitments and $0.4 million for severance-related costs. Total cash outlays for acquisition-related costs were approximately $8.8 million for investment banking, legal and other professional fees, $0.4 million for severance and $0.7 million for leases through September 30, 2004.

      The results of operations of Precise are included in the Company’s condensed consolidated financial statements from July 1, 2003. The pro forma results of operations disclosed below give effect to the acquisition of Precise as if the acquisition was consummated at the beginning of each period presented.

Jareva Technologies, Inc.

      On January 27, 2003, the Company acquired all of the outstanding capital stock of Jareva Technologies, Inc. (“Jareva”), a privately held provider of automated server provisioning products that enable businesses to automatically deploy additional servers without manual intervention. The Company acquired Jareva to integrate Jareva’s technology into the Company’s software products to enable the Company’s customers to optimize their investments in server hardware by deploying new server resources on demand. The Jareva acquisition included total purchase consideration of $68.7 million, with $58.7 million of cash, $6.8 million relating to the assumption of options exercisable for 426,766 shares of the Company’s common stock and $3.2 million of acquisition-related costs. The purchase price was

FIN-11

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated to goodwill of $51.3 million, developed technology of $9.1 million, other intangibles of $1.9 million, IPR&D of $4.1 million, net deferred tax liabilities of $6.1 million, deferred stock-based compensation of $4.6 million and net tangible assets of $3.8 million. The weighted average amortization period for all purchased intangible assets is 3.3 years. The acquired IPR&D of $4.1 million was written off and the related charge was expensed in the statement of operations in the first quarter of 2003. Acquisition-related costs of $3.2 million consist of $2.7 million associated with terminating and satisfying remaining lease commitments, partially offset by sublease income net of related sublease costs, and direct transaction costs of $0.5 million for legal and other professional fees. Total cash outlays for acquisition-related costs were $2.1 million through September 30, 2004. The results of operations of Jareva are included in the Company’s condensed consolidated financial statements from the date of acquisition. The pro forma impact on the Company’s results of operations is not significant.

Pro Forma Results of Operations

      The results of operations of KVS and Precise are included in the Company’s condensed consolidated financial statements from the dates of acquisition. The following table presents pro forma results of operations and gives effect to the acquisitions of KVS and Precise as if the acquisitions were consummated at the beginning of the period presented. The unaudited proforma results of operations are not necessarily indicative of what would have occurred had the acquisitions been made as of the beginning of the period or of the results that may occur in the future. Net income excludes the write-off of acquired IPR&D of $11.5 million for KVS and $15.3 million for Precise and includes amortization of intangible assets per quarter related to the acquisition of $3.7 million for KVS and $4.7 million for Precise. Net income also includes amortization of deferred compensation per quarter of $2.0 million for KVS and $0.5 million for Precise. The unaudited pro forma information is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands, except per share amounts)
Total net revenue	$501,620	$451,845	$1,492,720	$1,291,231
Income before cumulative effect of change in accounting principle	$90,693	$68,760	$260,921	$128,369
Net income	$90,693	$62,511	$260,921	$122,120
Net income per share — basic	$0.21	$0.15	$0.60	$0.29
Net income per share — diluted	$0.21	$0.14	$0.59	$0.28

6.	Goodwill and Other Intangible Assets

      On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill but will test it for impairment annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable.

FIN-12

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the carrying amount of goodwill. Goodwill also includes amounts originally allocated to assembled workforce:

	September 30,	December 31,
	2004	2003

	(In thousands)
Goodwill:
Gross carrying amount	$4,069,633	$3,842,218
Less — accumulated amortization	(2,086,627)	(2,086,627)

Net carrying amount of goodwill	$1,983,006	$1,755,591

      During 2004, the Company acquired Ejasent, Invio and KVS (see Note 5), which increased goodwill by $227.7 million.

      The following tables set forth the carrying amount of other intangible assets that will continue to be amortized:

	September 30, 2004

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	(In thousands)
Developed technology	$361,749	$250,430	$111,319
Distribution channels	234,800	234,800	—
Trademarks	29,250	25,788	3,462
Other intangible assets	78,752	40,460	38,292

Intangibles related to acquisitions	704,551	551,478	153,073
Convertible subordinated notes issuance costs	12,570	4,819	7,751

Total other intangibles	$717,121	$556,297	$160,824

	December 31, 2003

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	(In thousands)
Developed technology	$287,949	$237,043	$50,906
Distribution channels	234,800	234,800	—
Trademarks	26,650	24,925	1,725
Other intangible assets	51,734	33,714	18,020

Intangibles related to business acquisitions	601,133	530,482	70,651
Convertible subordinated notes issuance costs	12,401	1,708	10,693

Total other intangibles	$613,534	$532,190	$81,344

FIN-13

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total amortization expense of intangible assets related to acquisitions is set forth in the table below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands)
Developed technology	$4,753	$5,420	$13,387	$31,512
Distribution channels	—	—	—	24,458
Trademarks	288	288	863	2,825
Other intangible assets	1,958	2,329	6,746	5,872

Total amortization expense	$6,999	$8,037	$20,996	$64,667

      Total amortization expense for developed technology and other intangibles includes approximately $1.2 million and $0.5 million, respectively, for the three months ended September 30, 2004 and 2003 and approximately $2.5 million and $1.4 million, respectively, for the nine months ended September 30, 2004 and 2003 that is included in cost of user license fees.

      The total expected future annual amortization of intangible assets related to acquisitions is set forth in the table below:

Future
Amortization

(In thousands)
2004	$11,167
2005	43,046
2006	40,719
2007	28,896
2008	17,929
2009	11,316

Total	$153,073

7.	Strategic Investments

      The Company holds investments in capital stock of several privately-held companies. The total carrying amount of these strategic investments was $2.7 million at September 30, 2004 and $5.4 million at December 31, 2003. These strategic investments are included in other non-current assets. For the nine months ended September 30, 2004, the Company realized a gain of $7.5 million on the sale of a strategic investment. The Company recorded no impairment losses on strategic investments for the three and nine months ended September 30, 2004 and for the three months ended September 30, 2003. The Company recorded $3.5 million of impairment losses for the nine months ended September 30, 2003. The losses realized represent other-than-temporary declines in the fair value of the investments and were determined based on the value of the investee’s stock, its inability to obtain additional private financing, its cash position and current cash burn rate, the status and competitive position of the investee’s products and the uncertainty of its financial condition, among other factors.

8.	Accrued Acquisition and Restructuring Costs

      In the fourth quarter of 2002, the Company’s board of directors approved a facility restructuring plan to exit and consolidate certain of the Company’s facilities located in 17 metropolitan areas worldwide. The facility restructuring plan was adopted to address overcapacity in its facilities as a result of lower than

FIN-14

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

planned headcount growth in these metropolitan areas. In connection with this facility restructuring plan, the Company recorded a net restructuring charge (the “2002 Facility Accrual”) to operating expenses of $96.1 million in the fourth quarter of 2002. The 2002 Facility Accrual was originally comprised of (i) $86.9 million associated with terminating and satisfying remaining lease commitments, partially offset by sublease income net of related sublease costs and (ii) write-offs of $9.2 million for net assets.

      In the third quarter of 2004, the Company acquired KVS and, as a result, reversed $9.6 million of the 2002 Facility Accrual related to previously restructured facilities to be occupied by KVS personnel. In addition, cash outlays of $4.0 million and the impact of foreign exchange rates of $0.4 million were recognized in the third quarter of 2004. As of September 30, 2004, the remaining balance of the 2002 Facility Accrual was $55.0 million. Restructuring costs will generally be paid over the remaining lease terms, ending at various dates through 2022, or over a shorter period as the Company may negotiate with its lessors. The majority of costs are expected to be paid by the year ending December 31, 2010.

      The Company is in the process of seeking suitable subtenants for these facilities. The estimates related to the 2002 Facility Accrual may vary significantly depending, in part, on factors that are beyond the Company’s control, including the commercial real estate market in the applicable metropolitan areas, its ability to obtain subleases related to these facilities and the time period to do so, the sublease rental market rates and the outcome of negotiations with lessors regarding terminations of some of the leases. Adjustments to the 2002 Facility Accrual will be made if actual lease exit costs or sublease income differ from amounts currently expected. Because a portion of the 2002 Facility Accrual relates to international locations, the accrual will be affected by exchange rate fluctuations.

      As of September 30, 2004, accrued acquisition and restructuring costs consisted of the 2002 Facility Accrual discussed above, acquisition related costs discussed in Note 5 and other accrued acquisition and restructuring charges incurred from 1999 through 2003, net of cash payments made.

      The components of accrued acquisition and restructuring costs and movements within these components through September 30, 2004 were as follows:

	Direct	Involuntary
	Transaction	Termination	Facilities	Asset
	Costs	Benefits	Related Costs	Write-offs	Total

	(In millions)
Balance at December 31, 2003	$0.6	$—	$91.4	$2.1	$94.1
Additions	2.1	11.5	—	—	13.6
Cash payments	(1.8)	(11.4)	(5.1)	—	(18.3)
Non-cash charges	—	—	—	(2.1)	(2.1)
Impact of exchange rates	—	—	0.7	—	0.7

Balance at March 31, 2004	0.9	0.1	87.0	—	88.0
Cash payments	(0.4)	—	(5.0)	—	(5.4)
Impact of exchange rates	—	—	0.3	—	0.3

Balance at June 30, 2004	0.5	0.1	82.3	—	82.9
Additions	4.2	0.1	2.1	—	6.4
Cash payments	(0.8)	—	(5.1)	—	(5.9)
Restructuring reversals, net	—	—	(9.6)	—	(9.6)
Other	—	—	(0.4)	—	(0.4)
Impact of exchange rates			(0.5)	—	(0.5)

Balance at September 30, 2004	$3.9	$0.2	$68.8	$—	$72.9

FIN-15

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Convertible Subordinated Notes

      In August 2003, the Company issued $520.0 million of 0.25% convertible subordinated notes due August 1, 2013 (the “0.25% Notes”), to several initial purchasers in a private offering, for which the Company received net proceeds of approximately $508.2 million. The 0.25% Notes were issued at their face value and provide for semi-annual interest payments of $0.7 million each February 1 and August 1, beginning February 1, 2004. Effective as of January  28, 2004, the 0.25% Notes began accruing additional interest at a rate of 0.25% as a result of the Company’s registration statement having not been declared effective by the SEC on or before the 180th day following the original issuance of the 0.25% Notes and the 0.25% Notes continued to accrue such additional interest until April 27, 2004, the 90th day following such registration default. As of April 27, 2004, the 0.25% Notes began to accrue additional interest at a rate of 0.50% and will continue to accrue such additional interest until the date on which the registration statement is declared effective. The 0.25% Notes are convertible, under specified circumstances, into shares of the Company’s common stock at a conversion rate of 21.6802 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $46.13 per share; provided that, pursuant to the terms of a supplemental indenture dated as of October 25, 2004, the Company will be required to deliver cash to holders upon conversion, except to the extent that the Company’s conversion obligation exceeds the principal amount of the notes converted, in which case the Company will have the option to satisfy the excess (and only the excess) in cash and/or shares of common stock.

10.	Long-Term Debt

      In 1999 and 2000, the Company entered into three build-to-suit lease agreements for office buildings in Mountain View, California, Roseville, Minnesota and Milpitas, California. The Company began occupying the Roseville and Mountain View facilities in May and June 2001, respectively, and began occupying the Milpitas facility in April 2003. The Mountain View facility includes 425,000 square feet and serves as the Company’s corporate headquarters and for research and development functions. The Milpitas facility includes 466,000 square feet and is primarily used for technical support, sales and general corporate functions. The Roseville facility includes 204,000 square feet and provides space for technical support and research and development functions. A syndicate of financial institutions financed the acquisition and development of these properties. Prior to July 1, 2003, the Company accounted for these properties as operating leases in accordance with SFAS No. 13, Accounting for Leases, as amended. On July 1, 2003, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation Number (“FIN”) 46. Under FIN 46, the lessors of the facilities are considered variable interest entities, and the Company is considered the primary beneficiary. Accordingly, the Company began consolidating these variable interest entities on July 1, 2003 and has included the property and equipment and long-term debt on its balance sheet at September 30, 2004 and December 31, 2003 and the results of their operations in its consolidated statement of operations for the three and nine months ended September 30, 2004. As of September 30, 2004, $380.6 million of debt has been classified as current as the lease terms for the Mountain View and Roseville facilities expire in March 2005 and the lease term for the Milpitas facility expires in July 2005.

      Interest only payments under the debt agreements relating to the facilities are generally paid quarterly and are equal to the termination value of the outstanding debt obligations multiplied by the Company’s cost of funds, which is based on London Inter Bank Offered Rate (“LIBOR”) using 30-day to 180-day LIBOR contracts and adjusted for the Company’s credit spread. The termination values of the debt agreements are approximately $145.2 million, $41.2 million and $194.2 million for the Mountain View, Roseville and Milpitas leases, respectively. The terms of these debt agreements are five years with an option to extend the lease terms for two successive periods of one year each, if agreed to by the financial institutions that financed the facilities. The terms of these debt agreements began March 2000 for the Mountain View and Roseville facilities and July 2000 for the Milpitas facility. The Company has the option to purchase the three facilities for the aggregate termination value of $380.6 million or, at the end

FIN-16

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the term, to arrange for the sale of the properties to third parties while the Company retains an obligation to the financial institutions that financed the facilities in an amount equal to the difference between the sales price and the guaranteed residual value up to an aggregate $344.6 million if the sales price is less than this amount, subject to the specific terms of the debt agreements. In addition, the Company is entitled to any proceeds from a sale of the facilities in excess of the termination values.

      In January 2002, the Company entered into two three-year pay fixed, receive floating, interest rate swaps for the purpose of hedging the cash payments related to the Mountain View, California and Roseville, Minnesota agreements (see Note 13). Under the terms of these interest rate swaps, the Company makes payments based on the fixed rate and will receive interest payments based on the 3-month LIBOR rate. For the three months ended September 30, 2004 and 2003, the aggregate payments, including the net payments on the interest rate swaps, were $4.3 million and for the nine months ended September 30, 2004 and 2003, the aggregate payments, including the net payments on the interest rate swaps, were $12.3 million and $12.5 million, respectively. The payments for the three months ended September 30, 2004 and 2003 and the nine months ended September 30, 2004 were included in interest expense in the consolidated statement of operations in accordance with FIN 46. The payments made for the six months ended June 30, 2003 were classified as rent expense and included in cost of revenue and operating expenses, in accordance with SFAS No. 13.

      The agreements for the facilities described above require that the Company maintain specified financial covenants, all of which the Company was in compliance with as of September 30, 2004. The specified financial covenants as of September 30, 2004 require the Company to maintain a minimum rolling four quarters earning before interest, taxes, depreciation and amortization (“EBITDA”) of $500.0 million, a minimum ratio of cash and cash equivalents and accounts receivable to current liabilities plus the debt consolidated under the build-to-suit lease agreements of 1.2 to 1, and a leverage ratio of total funded indebtedness to rolling four quarter EBITDA of not more than 2 to 1. For purposes of these financial covenants, EBITDA represents the Company’s net income for the applicable period, plus interest expense, taxes, depreciation and amortization and all non-cash restructuring charges, less software development expenses classified as capital expenditures. In order to secure the obligation under each agreement, each of the facilities is subject to a deed of trust in favor of the financial institutions that financed the development and acquisition of the respective facility. Bank of America, N.A. was the agent for the syndicate of banks that funded the development of the Mountain View, California and Roseville, Minnesota facilities, and ABN AMRO Bank, N.V. was the agent for the syndicate of banks that funded the development of the Milpitas, California facility.

11.	Common Stock

      In July 2004, the Company’s board of directors authorized a program by which the Company may repurchase up to $500.0 million of the Company’s common stock over a 12 to 18 month period. In the third quarter of 2004, the Company repurchased 5.4 million shares of common stock for an aggregate purchase price of $94.3 million, of which $23.4 million was payable to the Company’s agent as of September 30, 2004. Between October 1 and October 31, 2004, the Company repurchased an additional 7.6 million shares of common stock for an aggregate purchase price of $155.7 million.

FIN-17

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Comprehensive Income

      The following are the components of comprehensive income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

		(In thousands)
Net income	$96,199	$68,118	$282,717	$156,856
Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,393	1,556	1,288	16,196
Derivative financial instrument adjustments	1,298	1,126	4,641	878
Unrealized gain (loss) on marketable securities	5,390	(884)	(4,525)	(999)

Comprehensive income	$106,280	$69,916	$284,121	$172,931

      The components of accumulated other comprehensive income are:

	September 30,	December 31,
	2004	2003

	(In thousands)
Foreign currency translation adjustments	$14,744	$13,456
Derivative financial instrument adjustments	(3,141)	(7,782)
Unrealized gain (loss) on marketable securities	(4,027)	498

Accumulated other comprehensive income	$7,576	$6,172

13.	Derivative Financial Instruments

      In September 2000, the Company entered into a three-year cross currency cash flow hedge against foreign exchange fluctuations on foreign currency denominated cash flows under an intercompany loan receivable. Under the terms of this derivative financial instrument, Euro denominated fixed principal and interest payments to be received under the intercompany loan were swapped for U.S. dollar-fixed principal and interest payments. In September 2003, the intercompany loan was paid in full and the derivative financial instrument was settled.

      In January 2002, the Company entered into two three-year pay fixed, receive floating, interest rate swaps for the purpose of hedging cash flows on variable interest rate debt related to Mountain View, California and Roseville, Minnesota build-to-suit lease agreements. Under the terms of these interest rate swaps, the Company makes payments based on the fixed rate and will receive interest payments based on the 3-month LIBOR. The Company’s payments on its build-to-suit lease agreements are based upon a 3-month LIBOR plus a credit spread. If critical terms of the interest rate swap or the hedged item do not change, the interest rate swap will be considered to be highly effective with all changes in the fair value included in other comprehensive income. If critical terms of the interest rate swap or the hedged item change, the hedge may become partially or fully ineffective, which could result in all or a portion of the changes in fair value of the derivative recorded in the statement of operations. The interest rate swaps settle the first day of January, April, July and October until expiration. As of September 30, 2004, the fair value of the interest rate swaps was $(3.1) million and was recorded in other long-term liabilities. As a result of entering into the interest rate swaps, the Company has mitigated its exposure to variable cash flows associated with interest rate fluctuations. Because the rental payments on the leases are based on the 3-month LIBOR and the Company receives 3-month LIBOR from the interest rate swap counter-party, the Company has eliminated any impact to raising interest rates related to its rent payments under the build-to-suit lease agreements. On July 1, 2003, the Company began accounting for its variable interest

FIN-18

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rate debt in accordance with FIN 46 (see Note 10). In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company had designated the interest rate swap as a cash flow hedge of the variability embedded in the rent expense as it was based on a 3-month LIBOR. However, with the adoption of FIN 46, the Company redesignated the interest rate swap as a cash flow hedge of variability in interest expense and it remains highly effective with all changes in the fair value included in other comprehensive income.

      As of September 30, 2004, the total gross notional amount of the Company’s forward contracts was approximately $132.5 million, all hedging intercompany accounts of certain of its international subsidiaries. The forward contracts had terms of 31 days or less and settled on October 29, 2004. All foreign currency transactions and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in other income. The unrealized gain (loss) and fair market value of the outstanding forward contracts at September 30, 2004 were not material to the Company’s consolidated financial statements.

14.	Segment Information

      The Company operates in one segment, storage and infrastructure software solutions. The Company’s products and services are sold throughout the world, both directly to end-users and through a variety of indirect sales channels. The Company’s chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone revenue from product channels and the geographic regions of the segment and does not receive discrete financial information about asset allocation, expense allocation or profitability related to the Company’s specific product categories or services.

Geographic Information

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In thousands)
User license fees(1):
United States	$152,789	$166,346	$468,050	$476,614
Europe(2)	92,384	78,268	271,628	204,556
Other(3)	42,179	37,200	119,999	100,900

Total user license fees	287,352	281,814	859,677	782,070

Services(1):
United States	139,106	118,487	410,851	332,142
Europe(2)	49,381	31,224	141,214	90,417
Other(3)	20,819	15,100	55,697	40,500

Total services	209,306	164,811	607,762	463,059

Total net revenue	$496,658	$446,625	$1,467,439	$1,245,129

FIN-19

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 30,	December 31,
	2004	2003

	(In thousands)
Long-lived assets(4):
United States	$1,997,417	$1,902,181
Europe(2)	701,690	483,315
Other(3)	11,822	13,723

Total	2,710,929	2,399,219
Other assets, including current	2,940,477	2,949,247

Total consolidated assets	$5,651,406	$5,348,466

(1)	License and services revenues are attributed to geographic regions based on location of customers.

(2)	Europe includes the Middle East and Africa.

(3)	Other includes Canada, Latin America, Japan and the Asia Pacific region.

(4)	Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes.

      For the three and nine months ended September 30, 2004 and for the three months ended September 30, 2003, no customer represented 10% or more of the Company’s net revenue. For the nine months ended September 30, 2003, a distributor that sells the Company’s products and services through resellers, accounted for 10% of the Company’s net revenue.

User License Fees Information

      The Company markets and distributes its software products both as stand-alone software products and as integrated product suites, also referenced as application solutions. The Company derives its user license fees from the licensing of its technology, segregated into three product areas: Data Protection, which include its NetBackup and Backup Exec product families; Storage Management, which includes its Storage Foundation Suites, which includes File Systems, Volume Manager, replication, Database Editions and storage resource management product families; and Utility Computing Infrastructure, which includes its clustering, high-availability offerings, application performance management, OpForce and CommandCentral Service product families. User license fees by product area were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

	(In millions)
User license fees:
Data protection	$161.0	$154.0	$474.1	$440.5
Storage management	64.4	69.1	222.6	194.4
Utility computing infrastructure	62.0	58.7	163.0	147.2

Total user license fees	$287.4	$281.8	$859.7	$782.1

15.	Credit Facility

      During 2002, the Company’s Japanese subsidiary entered into a short-term credit facility with a multinational Japanese bank in the amount of 1.0 billion Japanese yen ($9.0 million USD). At September 30, 2004, no amount was outstanding. The short-term credit facility was renewed in March

FIN-20

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004 and is due to expire in March 2005. Borrowings under the short-term credit facility bear interest at Tokyo Inter Bank Offered Rate plus 0.5%. There are no covenants on the short-term credit facility and the loan has been guaranteed by VERITAS Software Global LLC, a wholly-owned subsidiary of the Company.

16.	Commitments and Contingencies

Acquired Technology

      On October 1, 2002, the Company acquired volume replicator software technology for $6.0 million and contingent payments of up to another $6.0 million based on future revenues generated by the acquired technology. The contingent payments will be paid quarterly over 40 quarters, in amounts between $150,000 and $300,000. The Company issued a promissory note payable in the principal amount of $5.0 million, representing the present value of the Company’s minimum payment obligations under the purchase agreement for the acquired technology, which are payable quarterly commencing in the first quarter of 2003 and ending in the fourth quarter of 2012. The contingent payments in excess of the quarterly minimum obligations will be paid as they may become due. The outstanding balance of the note payable was $4.3 million as of September 30, 2004 and $4.6 million as of December 31, 2003 and is included in other long-term liabilities.

SEC Related Matters

      SEC Investigation. As previously disclosed, since the third quarter of 2002, the Company has received subpoenas issued by the Securities Exchange Commission in the investigation entitled In the Matter of AOL/Time Warner. The SEC has requested information concerning the facts and circumstances surrounding the Company’s transactions with AOL Time Warner (“AOL”) and related accounting and disclosure matters. The Company’s transactions with AOL, entered into in September 2000, involved a software and services purchase by AOL at a stated value of $50.0 million and the purchase by the Company of advertising services from AOL at a stated value of $20.0 million. In March 2003, the Company restated its financial statements for 2001 and 2000 to reflect a reduction in revenues and expenses of $20.0 million. The restatement included an additional reduction in revenues and expenses of $1.0 million related to two other contemporaneous transactions with other parties entered into in 2000 that involved software licenses and the purchase of on-line advertising services.

      In March 2004, the Company announced its intention to restate its financial statements for 2002 and 2001 and revise its previously announced financial results for 2003. The decision resulted from the findings of an investigation into past accounting practices that concluded on March 12, 2004. The investigation resulted from concerns raised by an employee in late 2003, which led to a detailed review of the matter in accordance with the Company’s corporate governance processes, including the reporting of the matter to the audit committee of the Company’s board of directors, and to KPMG LLP, the Company’s independent registered public accounting firm. The audit committee retained independent counsel to investigate issues relating to these past accounting practices, and the audit committee’s counsel retained independent accountants to assist with the investigation. In the first quarter of 2004, the Company voluntarily disclosed to the staff of the SEC past accounting practices applicable to its 2002 and 2001 financial statements that were not in compliance with GAAP. For more information regarding the audit committee’s investigation and the restatement of the Company’s financial statements for 2002 and 2001, including the corresponding interim periods for 2002 and 2001 and the interim periods ended March, June and September 2003, see Note 2 of the Notes to Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003 on page FIN-39.

      The Company and its audit committee continue to cooperate with the SEC in its review of these matters. At this time, the Company cannot predict the outcome of the SEC’s review.

FIN-21

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation

      After the Company announced in January 2003 that it would restate its financial results as a result of transactions entered into with AOL in September 2000, numerous separate complaints purporting to be class actions were filed in the United States District Court for the Northern District of California alleging that the Company and some of its officers and directors violated provisions of the Securities Exchange Act of 1934. The complaints contain varying allegations, including that the Company made materially false and misleading statements with respect to its 2000, 2001 and 2002 financial results included in its filings with the SEC, press releases and other public disclosures. On May 2, 2003, a lead plaintiff and lead counsel were appointed. A consolidated complaint entitled In Re VERITAS Software Corporation Securities Litigation was filed by the lead plaintiff on July 18, 2003. On December 10, 2003, the District Court granted the defendants’ motion to dismiss the consolidated complaint, with leave to amend. On May 19, 2004, the District Court granted the defendants’ motion to dismiss the plaintiffs’ first amended complaint, with leave to amend. On June 30, 2004, a second amended complaint was filed with the Court in this matter and defendants have filed a motion to dismiss the second amended complaint. The second amended complaint seeks an unspecified amount of damages.

      In addition, in 2003 several complaints purporting to be derivative actions were filed in California state court against some of the Company’s directors and officers. These complaints are generally based on the same facts and circumstances alleged in In Re VERITAS Software Corporation Securities Litigation, referenced above, and allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately the Company’s financial reporting. The state court complaints have been consolidated into the action In Re VERITAS Software Corporation Derivative Litigation, which was filed on May 8, 2003 in the Superior Court of Santa Clara County. The consolidated complaint seeks an unspecified amount of damages.

      On August 2, 2004, the Company received a copy of an amended complaint in Stichting Pensioenfonds ABP v. AOL Time Warner, et. al. in which the Company was named as a defendant. The case was originally filed in the U.S. District Court for the Southern District of New York in July 2003 against Time Warner (formerly, AOL Time Warner), current and former officers and directors of Time Warner and AOL, and Time Warner’s outside auditor, Ernst & Young LLP. In adding the Company as a defendant, the plaintiff alleges that the Company aided and abetted AOL in alleged common law fraud and also alleges that the Company itself engaged in common law fraud as part of a civil conspiracy. The allegations against the Company are based on the factual allegations in the second amended consolidated class action complaint and other filings in the matter entitled In Re VERITAS Software Corporation Securities Litigation, referenced above. The plaintiff seeks an unspecified amount of compensatory and punitive damages.

      On July 7, 2004, a purported class action complaint entitled Paul Kuck, et al. v. VERITAS Software Corporation, et al. was filed in the United States District Court for the District of Delaware. The lawsuit alleges violations of federal securities laws in connection with the Company’s announcement on July 6, 2004 that it expected its results of operations for the fiscal quarter ended June 30, 2004 to fall below estimates that were earlier provided by the Company. The complaint generally seeks an unspecified amount of damages. Subsequently, additional purported class action complaints have been filed in Delaware federal court against the same defendants named in the Kuck lawsuit. These complaints are based on the same facts and circumstances as the Kuck lawsuit.

      The foregoing cases are still in the preliminary stages, and it is not possible for the Company to quantify the extent of its potential liability, if any. An unfavorable outcome in any of these matters could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow. In addition, defending any litigation may be costly and divert management’s attention from the day-to-day operations of the Company’s business.

FIN-22

VERITAS SOFTWARE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to the legal proceedings listed above, the Company is also party to various other legal proceedings that have arisen in the ordinary course of its business. While the Company currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company’s results of operations and cash flows for the period in which the ruling occurs. The estimate of the potential impact on the Company’s financial position or overall results of operations for the above discussed legal proceedings could change in the future.

FIN-23

VERITAS FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

      The consolidated financial statements of VERITAS Software Corporation (referred to in this section as the Company) for the fiscal year ended December 31, 2003 are provided in this separate section. The consolidated financial statements included in this section are as follows:

Financial Statement Description	Page

Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002 (As restated)	FIN-25
Consolidated Statements of Operations — Years Ended December 31, 2003 and December 31, 2002 and 2001 (As restated)	FIN-26
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) — Years Ended December 31, 2003 and December 31, 2002 and 2001 (As restated)	FIN-27
Consolidated Statements of Cash Flows — Years Ended December 31, 2003 and December 31, 2002 and 2001 (As restated)	FIN-29
Notes to Consolidated Financial Statements	FIN-30
Schedule II — Valuation and Qualifying Accounts — Years Ended December 31, 2003 and December 31, 2002 and 2001 (As restated)	FIN-71
Report of Independent Registered Public Accounting Firm	FIN-72

FIN-24

VERITAS SOFTWARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

		(As restated)

	(In thousands, except per
	share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$823,171	$764,062
Short-term investments	1,679,844	1,477,259
Accounts receivable, net of allowance for doubtful accounts of $7,807 and $12,008, respectively	250,098	167,014
Other current assets	60,254	72,027
Deferred income taxes	30,302	49,263

Total current assets	2,843,669	2,529,625
Property and equipment, net	572,977	227,481
Other intangibles, net	81,344	72,594
Goodwill	1,755,591	1,193,289
Other non-current assets	25,385	48,483
Deferred income taxes	69,500	127,863

	$5,348,466	$4,199,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,289	$32,668
Accrued compensation and benefits	124,655	92,720
Accrued acquisition and restructuring costs	25,051	37,742
Other accrued liabilities	83,184	75,173
Income taxes payable	141,623	123,569
Deferred revenue	398,772	262,001

Total current liabilities	811,574	623,873
Convertible subordinated notes	520,000	460,252
Long-term debt	380,630	—
Accrued acquisition and restructuring costs	69,019	72,402
Other long-term liabilities	23,649	26,717
Deferred and other income taxes	—	113,100

Total liabilities	1,804,872	1,296,344

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value:
10,000 shares authorized; none issued and outstanding	—	—
Common stock, $.001 par value:
2,000,000 shares authorized; 457,701 and 430,768 shares issued at December 31, 2003 and 2002; 429,092 and 412,093 shares outstanding at December 31, 2003 and 2002	458	431
Additional paid-in capital	6,941,798	6,334,581
Accumulated deficit	(1,378,076)	(1,725,549)
Deferred stock-based compensation	(8,455)	(434)
Accumulated other comprehensive income (loss)	6,172	(3,974)
Treasury stock, at cost; 28,609 and 18,675 shares at December 31, 2003 and 2002	(2,018,303)	(1,702,064)

Total stockholders’ equity	3,543,594	2,902,991

	$5,348,466	$4,199,335

See accompanying notes to consolidated financial statements.

FIN-25

VERITAS SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands, except per share amounts)
Net revenue:
User license fees	$1,092,731	$986,793	$1,089,104
Services	654,356	519,205	400,121

Total net revenue	1,747,087	1,505,998	1,489,225
Cost of revenue:
User license fees	48,747	36,220	41,748
Services(1)	229,541	202,465	166,720
Amortization of developed technology	35,267	66,917	63,086

Total cost of revenue	313,555	305,602	271,554

Gross profit	1,433,532	1,200,396	1,217,671
Operating expenses:
Selling and marketing(1)	533,974	478,536	508,452
Research and development(1)	301,880	274,932	240,522
General and administrative(1)	156,044	143,065	121,728
Amortization of other intangibles	35,249	72,064	72,261
Amortization of goodwill	—	—	813,136
In-process research and development	19,400	—	—
Loss (gain) on disposal of assets	—	3,122	(1,618)
Restructuring costs	—	99,308	—

Total operating expenses	1,046,547	1,071,027	1,754,481

Income (loss) from operations	386,985	129,369	(536,810)
Interest and other income, net	43,613	41,735	64,391
Interest expense	(30,401)	(30,267)	(29,381)
Loss on extinguishment of debt	(4,714)	—	—
Loss on strategic investments	(3,518)	(11,799)	(16,074)

Income (loss) before income taxes and cumulative effect of change in accounting principle	391,965	129,038	(517,874)
Provision for income taxes	38,243	70,772	117,917

Income (loss) before cumulative effect of change in accounting principle	353,722	58,266	(635,791)
Cumulative effect of change in accounting principle, net of tax	(6,249)	—	—

Net income (loss)	$347,473	$58,266	$(635,791)

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$0.84	$0.14	$(1.59)

Diluted	$0.81	$0.14	$(1.59)

Cumulative effect of change in accounting principle:
Basic	$(0.01)	$—	$—

Diluted	$(0.01)	$—	$—

Net income (loss) per share:
Basic	$0.83	$0.14	$(1.59)

Diluted	$0.80	$0.14	$(1.59)

Number of shares used in computing per share amounts — basic	420,754	409,523	399,016

Number of shares used in computing per share amounts — diluted	434,446	418,959	399,016

(1) Amortization of stock-based compensation consists of:
Services	$125	$—	$—
Selling and marketing	479	—	—
Research and development	1,994	435	—
General and administrative	82	—	8,079

Total amortization of stock-based compensation	$2,680	$435	$8,079

See accompanying notes to consolidated financial statements.

FIN-26

VERITAS SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)

						Accumulated
						Other
	Common Stock		Additional		Deferred	Comprehensive	Treasury Stock		Total
			Paid-In	Accumulated	Stock-Based	Income			Stockholders’
	Shares	Amount	Capital	Deficit	Compensation	(Loss)	Shares	Amount	Equity

	(In thousands)
Balance at December 31, 2000 (As reported)	411,565	$412	$5,847,844	$(1,160,759)	$—	$(11,455)	(18,675)	$(1,702,064)	$2,973,978
Effect of restatement	—	—	—	12,735	—	(77)	—	—	12,658
Components of comprehensive loss:
Net loss	—	—	—	(635,791)	—	—	—	—	(635,791)
Foreign currency translation adjustment	—	—	—	—	—	2,850	—	—	2,850
Change in unrealized gain on available-for-sale investments, net of tax of $(707)	—	—	—	—	—	7,135	—	—	7,135

Total comprehensive loss									(625,806)
Exercise of stock options	10,528	10	74,964	—	—	—	—	—	74,974
Issuance of common stock under employee stock purchase plan	1,079	1	29,281	—	—	—	—	—	29,282
Tax benefits from stock plans	—	—	267,705	—	—	—	—	—	267,705
Deferred stock compensation	—	—	869	—	(869)	—	—	—	—
Stock-based compensation	—	—	8,168	—	—	—	—	—	8,168
Conversion of convertible subordinated notes	6	—	83	—	—	—	—	—	83

Balance at December 31, 2001 (As restated)	423,178	423	6,228,914	(1,783,815)	(869)	(1,547)	(18,675)	(1,702,064)	2,741,042
Components of comprehensive income:
Net income	—	—	—	58,266	—	—	—	—	58,266
Foreign currency translation adjustment	—	—	—	—	—	441	—	—	441
Change in unrealized loss on available-for-sale investments, net of tax of $1,635	—	—	—	—	—	(2,868)	—	—	(2,868)

Total comprehensive income									55,839
Exercise of stock options	6,086	7	55,403	—	—	—	—	—	55,410
Issuance of common stock under employee stock purchase plan	1,452	1	30,171	—	—	—	—	—	30,172
Tax benefits from stock plans	—	—	19,593	—	—	—	—	—	19,593
Amortization of stock-based compensation	—	—	—	—	435	—	—	—	435
Conversion of convertible subordinated notes	52	—	500	—	—	—	—	—	500

FIN-27

VERITAS SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS) — (Continued)

						Accumulated
						Other
	Common Stock		Additional		Deferred	Comprehensive	Treasury Stock		Total
			Paid-In	Accumulated	Stock-Based	Income			Stockholders’
	Shares	Amount	Capital	Deficit	Compensation	(Loss)	Shares	Amount	Equity

	(In thousands)
Balance at December 31, 2002 (As restated)	430,768	431	6,334,581	(1,725,549)	(434)	(3,974)	(18,675)	(1,702,064)	2,902,991
Components of comprehensive income:
Net income	—	—	—	347,473	—	—	—	—	347,473
Foreign currency translation adjustment	—	—	—	—	—	12,971	—	—	12,971
Change in unrealized loss on available-for-sale investments, net of tax of $1,100	—	—	—	—	—	(2,825)	—	—	(2,825)

Total comprehensive income									357,619
Exercise of stock options	10,347	11	148,013	—	—	—	—	—	148,024
Issuance of common stock under employee stock purchase plan	2,057	2	30,917	—	—	—	—	—	30,919
Tax benefits from stock plans	—	—	38,265	—	—	—	—	—	38,265
Issuance of stock options in business acquisitions	—	—	100,815	—	(11,911)	—	—	—	88,904
Issuance of common stock in business acquisitions	7,342	7	210,572	—	—	—	—	—	210,579
Amortization of stock-based compensation	—	—	—	—	2,680	—	—	—	2,680
Cancellation of unvested stock options	—	—	(1,210)	—	1,210	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—	(9,934)	(316,239)	(316,239)
Conversion of convertible subordinated notes	7,187	7	79,845	—	—	—	—	—	79,852

Balance at December 31, 2003	457,701	$458	$6,941,798	$(1,378,076)	$(8,455)	$6,172	(28,609)	$(2,018,303)	$3,543,594

See accompanying notes to consolidated financial statements.

FIN-28

VERITAS SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$347,473	$58,266	$(635,791)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	6,249	—	—
Depreciation and amortization	128,258	122,051	102,714
Amortization of developed technology	35,267	66,917	63,086
Amortization of other intangibles	35,249	72,064	72,261
Amortization of goodwill	—	—	813,136
In-process research and development	19,400	—	—
Provision for (recovery of) allowance for doubtful accounts	(1,348)	6,232	7,310
Stock-based compensation	2,680	435	8,079
Tax benefits from stock plans	38,265	19,593	267,705
Loss on extinguishment of debt	4,714	—	—
Loss on strategic investments	3,518	11,799	16,074
Loss on sale and disposal of assets	133	7,930	3,482
Deferred income taxes	(58,945)	(19,926)	(201,679)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(62,344)	4,784	(2,314)
Other assets	37,033	(5,320)	28,469
Accounts payable	(3,154)	3,132	(15,398)
Accrued compensation and benefits	16,496	8,002	22,408
Accrued acquisition and restructuring costs	(31,662)	98,012	(32,078)
Other accrued liabilities	(31,380)	40,294	(7,458)
Income and other taxes payable	17,179	59,834	7,261
Deferred revenue	124,916	35,328	37,865

Net cash provided by operating activities	627,997	589,427	555,132
Cash flows from investing activities:
Purchases of investments	(1,789,371)	(1,770,353)	(1,672,823)
Sales and maturities of investments	1,701,733	1,448,642	885,384
Purchase of property and equipment	(81,184)	(108,200)	(145,749)
Strategic investments in businesses	—	—	(17,110)
Purchase of other businesses and technologies, net of cash acquired	(398,025)	(5,706)	(64,661)
Payments made for prior year business and technology acquisitions	(2,209)	(7,267)	—

Net cash used for investing activities	(569,056)	(442,884)	(1,014,959)
Cash flows from financing activities:
Net proceeds from issuance of convertible subordinated notes	508,200	—	—
Redemption of convertible subordinated notes	(391,671)	—	—
Repurchase of common stock, net	(316,239)	—	—
Payments on revolving line of credit assumed	—	—	(1,892)
Proceeds from issuance of common stock	178,943	85,582	104,256

Net cash (used for) provided by financing activities	(20,767)	85,582	102,364
Effect of exchange rate changes	20,935	442	2,850

Net increase (decrease) in cash and cash equivalents	59,109	232,567	(354,613)
Cash and cash equivalents at beginning of year	764,062	531,495	886,108

Cash and cash equivalents at end of year	$823,171	$764,062	$531,495

Supplemental disclosures:
Cash paid for interest	$14,709	$11,984	$12,010

Cash paid for income taxes	$27,906	$15,112	$19,165

Supplemental schedule of non-cash transactions:
Issuance of common stock and options for business acquisitions	$311,394	$—	$958

Issuance of common stock for conversion of notes	$79,852	$500	$83

Note payable assumed on purchase of technology	$—	$5,000	$—

Strategic investment acquired in acquisition	$—	$—	$3,028

Increase in property and equipment upon adoption of FIN 46	$366,849	$—	$—

Increase in long-term debt upon adoption of FIN 46	$380,630	$—	$—

See accompanying notes to consolidated financial statements.

FIN-29

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Organization and Summary of Significant Accounting Policies

      VERITAS Software Corporation (the “Company”), a Delaware corporation, is a leading independent supplier of storage and infrastructure software products and services. The Company’s software products operate across a variety of computing environments, from personal computers (“PCs”) and workgroup servers to enterprise servers and networking platforms in corporate data centers to protect, archive and recover business-critical data, provide high levels of application availability, enhance and tune system and application performance and enable recovery from disasters. The Company’s solutions enable businesses to reduce costs by efficiently and effectively managing their information technology (“IT”) infrastructure as they seek to maximize value from their IT investments. The Company offers software products focused on three areas: Data Protection, Storage Management and Utility Computing Infrastructure. The Company also provides a full range of services to assist customers in assessing, architecting, implementing, supporting and maintaining their storage and infrastructure software solutions. The Company sells and markets its products and related services both directly to end-users and through a variety of indirect sales channels, which include value-added resellers, distributors, systems integrators and original equipment manufacturers. The Company’s customers include many leading global corporations and small and medium-sized enterprises around the world operating in a wide variety of industries.

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash and cash equivalents include cash and highly liquid investments with insignificant interest rate risk and with original maturities of three months or less. The Company invests its excess cash in diversified instruments maintained primarily in U.S. financial institutions in an effort to preserve principal and to maintain safety and liquidity.

Short-Term Investments

      The Company classifies all of its short-term investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company’s short-term investments do not include strategic investments.

      As of December 31, 2003 and 2002, the Company classified its short-term investments as available-for-sale, and all short-term investments consisted of securities with original maturities in excess of 90 days. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity, net of tax, on the Company’s consolidated balance sheets. The amortization of premiums and discounts on the investments and realized gains and losses, determined on specific identification based on the trade date of the transaction, are included in interest and other income, net in the Company’s consolidated statements of operations.

FIN-30

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      The following methods are used to estimate the fair value of the Company’s financial instruments:

      a) the carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximates their fair value due to the short-term nature of these instruments;

      b) available-for-sale securities and forward exchange contracts are recorded based on quoted market prices;

      c) convertible subordinated notes are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements; and

      d) long-term debt is recorded at the termination values of the debt agreements.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards and are measured using the enacted statutory tax rates expected to apply when realized or settled. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists.

Property and Equipment

      Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives or, in the case of leasehold improvements, the remaining lease term, if shorter. The estimated useful life of furniture and equipment and computer equipment is generally two to five years and the estimated useful life of the Company’s buildings is thirty-five years.

Goodwill and Other Intangibles

      Goodwill represents the excess of the purchase price of net tangible and identifiable intangible assets acquired in business combinations over their estimated fair value. Other intangibles mainly represent developed technology, distribution channels and trademarks acquired in business combinations and convertible subordinated note issuance costs. On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. As a result, the Company no longer amortizes goodwill, but will test it for impairment annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Identifiable intangibles are amortized over a one to four year period using the straight-line method. Convertible subordinated note issuance costs are amortized over the applicable term of the obligation.

Strategic Investments

      The Company holds investments in capital stock in privately-held companies. These strategic investments do not represent a greater than 20% voting interest in any investee and the Company does not have the ability to significantly influence any investee’s operating and financial policies. The investments are accounted for on a cost basis and are included in other non-current assets.

FIN-31

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Impairment losses are recognized on these strategic investments when the Company determines that there has been a decline in the fair value of the investment that is other than temporary.

Derivative Financial Instruments

      On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these as either assets or liabilities on the balance sheet and measure them at fair value. If certain conditions are met, a derivative may be specifically designated and accounted for as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. Derivatives or portions of derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the period of change in their fair value.

      The Company transacts business in various foreign currencies and has established a foreign currency hedging program, utilizing foreign currency forward exchange contracts (“forward contracts”) to hedge certain foreign currency transaction exposures. The objective of these contracts is to neutralize the impact of currency exchange rate movements on the Company’s operating results by offsetting gains and losses on the forward contracts with increases or decreases in foreign currency transactions. The Company does not designate its foreign exchange forward contracts as hedges and accordingly, adjusts these instruments to fair value through earnings. The Company does not use forward contracts for speculative or trading purposes.

Revenue Recognition

      In October 1997, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, which has been amended by SOP No. 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, and SOP No. 98-9. These statements set forth generally accepted accounting principles for recognizing revenue on software transactions. SOP No. 97-2, as amended by SOP No. 98-4, was effective for revenue recognized under software license and services arrangements beginning January 1, 1998. SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, amended SOP No. 97-2 and requires recognition of revenue using the “residual method” when certain criteria are met.

      The Company derives revenue primarily from two sources: software licenses and services. Revenue from software licenses is primarily related to the licensing of software products under perpetual license agreements. Services revenue includes contracts for software maintenance and technical support, consulting and education services. The Company applies its revenue recognition policy to determine which portions of its revenue are recognized currently and which portions must be deferred. Significant judgments and estimates are made and used by the Company to determine the amount of revenue recognized in any accounting period.

      The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the fee is fixed or determinable, collection is probable and vendor-specific objective evidence (“VSOE”) of fair value exists to allocate the total fee among all delivered and undelivered elements in the arrangement.

FIN-32

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Multiple Element Arrangements

      The Company typically enters into arrangements with customers that include perpetual software licenses, maintenance and technical support. Some arrangements may also include consulting and education services. Software licenses are sold as site licenses or on a per copy basis. Site licenses give customers the right to copy licensed software on either a limited or unlimited basis during a specified term. Per copy licenses give customers the right to use a single copy of licensed software.

      Assuming all other revenue recognition criteria are met, license revenue is recognized upon delivery using the residual method in accordance with SOP No. 98-9. Under the residual method, the Company allocates and defers revenue for the undelivered elements, based on VSOE of fair value, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of each undelivered element in multiple element arrangements is based on the price charged when the same element is sold separately. If sufficient evidence of fair value cannot be determined for any undelivered item, all revenue from the arrangement is deferred until VSOE of fair value can be established or until all elements of the arrangement have been delivered. If the only undelivered element is maintenance and technical support for which the Company cannot establish VSOE, the Company will recognize the entire arrangement fees ratably over the maintenance and support term.

      Maintenance and technical support includes updates (unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. VSOE of fair value for maintenance and technical support is based upon stated renewal rates for site licenses and historical renewal rates for per copy licenses. Maintenance and technical support revenue is recognized ratably over the maintenance term.

      Consulting primarily consists of product installation services that do not involve customization of the software. Installation services provided by the Company are not mandatory and can also be performed by the customer or a third party. Our VSOE of fair value for consulting is based upon the price charged when sold separately. Consulting revenue is recognized as work is performed when reasonably dependable estimates can be made of the extent of progress toward completion, contract revenue and contract costs. Otherwise, consulting revenue is recognized when the services are complete.

      Education services primarily consist of courses taught by the Company’s instructors at its facilities or at the customer’s site. Various courses are offered specific to the license products. Education services fees are based on a per course basis or on an annual education pass, which allows for unlimited courses to be taken by one individual over a one-year term. Our VSOE of fair value for education services is based upon the price charged when sold separately. Revenue is recognized when the customer has completed the course. For annual education passes, the revenue is recognized ratably over the one-year term.

Revenue Recognition Criteria

      The Company defines revenue recognition criteria as follows:

•	Persuasive Evidence of an Arrangement Exists. It is the Company’s customary practice to have a written contract, signed by both the customer and the Company, or a purchase order prior to recognizing revenue on an arrangement.

•	Delivery Has Occurred. The Company’s software is usually physically delivered to its customers with standard transfer terms of FOB shipping point. Software is occasionally delivered electronically, through an FTP download or by installation at the customer site. The Company considers delivery complete when the software products have been shipped and the customer has access to license keys. The arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, the Company defers the revenue and recognizes it

FIN-33

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

upon the earlier of receipt of written customer acceptance or expiration of the acceptance period. Some of the Company’s agreements allow customers limited right of return for which revenue is deferred as discussed more fully below under Product Returns.

•	The Vendor’s Fee is Fixed or Determinable. The Company’s customary payment terms are generally within 30 days after invoice date. Arrangements with payment terms extending beyond 90 days after invoice date are not considered to be fixed or determinable, in which case revenue is recognized as the fees become due and payable.

•	Collection is Probable. Probability of collection is assessed on a customer-by-customer basis. The Company typically sells to customers with whom the Company has a history of successful collections. New customers are subjected to a credit review process to evaluate the customers’ financial position and ability to pay. If it is determined at the outset of an arrangement that collection is not probable, revenue is recognized upon receipt of cash payment.

Indirect Channel Sales

      The Company generally recognizes revenue from licensing of software products through its indirect sales channel upon sell-through or with evidence of an end-user. For certain types of customers, such as distributors, the Company recognizes revenue upon receipt of a point of sales report, which is its evidence that the products have been sold through to an end user. For resellers, the Company recognizes revenue when it obtains evidence that an end user exists, which is usually when the software is delivered. For licensing of the Company’s software to original equipment manufacturers (“OEMs”), royalty revenue is recognized when the OEM reports the sale of the software products to an end-user customer, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. The Company recognizes revenue from OEM support royalties and fees ratably over the term of the support agreement.

Transactions with our Suppliers

      Some of the Company’s customers are also its suppliers. Occasionally, in the normal course of business, the Company purchases goods or services for its operations from these suppliers at or about the same time the Company licenses its software to them. The Company also has multi-year agreements under which it receives sub-licensing royalty payments from OEMs from whom it may also purchase goods or services. The Company identifies and reviews significant transactions to confirm that they are separately negotiated at terms the Company considers to be arm’s length. In cases where the transactions are not separately negotiated, the Company applies the provisions of Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Nonmonetary Transactions, and Emerging Issues Task Force Issue No. 01-02, Interpretations of APB Opinion 29. If the fair values are reasonably determinable, revenue is recorded at the fair values of the products delivered or products or services received, whichever is more readily determinable. If the Company cannot determine fair value of either of the goods or services involved within reasonable limits, it records the transaction on a net basis. License revenue associated with software licenses entered into with our suppliers at or about the same time that the Company purchases goods or services from them is not material to the Company’s consolidated financial statements.

Product Returns

      The Company estimates potential future product returns based on our analysis of historical return rates and reduces current period product revenue accordingly. Actual returns may vary from estimates if, for example, the Company experiences a change from historical sales and returns patterns, or if there are unanticipated changes in competitive or economic conditions that affect actual returns.

FIN-34

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of Revenue

      Cost of revenue includes costs related to user license and services revenue and amortization of acquired developed technology. Cost of user license revenue includes material, packaging, shipping and other production costs and third-party royalties. Cost of services includes salaries, benefits and overhead costs associated with employees providing maintenance and technical support, consulting and education services. Third-party consultant fees are also included in cost of services.

Software Development Costs

      The Company accounts for the development cost of software intended for sale in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. SFAS No. 86 requires product development costs to be charged to expense as incurred until technological feasibility has been established. Technological feasibility has been established upon completion of a working model, which is when the majority of system and beta testing has been performed. To date, software development costs incurred between completion of a working model and general release to customers have not been material and, in accordance with our policy, have not been capitalized. As such, all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in debt securities, trade receivables and financial instruments used in hedging activities. The Company primarily invests its excess cash in commercial paper rated A-1/ P-1, medium-term notes, corporate notes, government securities (taxable and non-taxable), asset-backed securities, auction market securities with approved financial institutions and other specific money market instruments of similar liquidity and credit quality. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent recorded on the balance sheet. The Company generally does not require collateral. The Company maintains allowances for credit losses based on various factors, including changes in customers’ ability to pay due to bankruptcy, cash flow issues or other changes in the customer’s financial condition, significant payment delays and other economic conditions. Such losses have been within management’s expectations. The counterparties to the agreements relating to the Company’s financial instruments used in hedging activities consist of major, multinational, high credit quality, financial institutions. The amounts potentially subject to credit risk arising from the possible inability of counterparties to meet the terms of their contracts are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty. The Company does not expect to incur material losses with respect to financial instruments that potentially subject the Company to concentrations of credit risk.

Net Income (Loss) Per Share

      Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Dilutive common shares consist of employee stock options using the treasury stock method and common shares issuable assuming conversion of the convertible subordinated notes, if dilutive.

FIN-35

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Stock-Based Compensation

      The Company accounts for employee stock-based compensation in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123. Since the exercise price of options granted under the Company’s stock option plans is equal to the market value on the date of grant, no compensation cost has been recognized for grants under such plans. In accordance with APB Opinion No. 25, the Company does not recognize compensation cost related to its employee stock purchase plan. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had accounted for its stock option and stock purchase plans under the fair value method of accounting under SFAS No. 123, Accounting for Stock-Based Compensation:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands, except per share amounts)
Net income (loss):
As reported	$347,473	$58,266	$(635,791)
Add:
Stock-based employee compensation expense included in net income (loss), net of tax	1,769	287	5,332
Less:
Stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(306,194)	(294,818)	(290,385)

Pro forma	$43,048	$(236,265)	$(920,844)

Basic income (loss) per share:
As reported	$0.83	$0.14	$(1.59)

Pro forma	$0.10	$(0.58)	$(2.31)

Diluted income (loss) per share:
As reported	$0.80	$0.14	$(1.59)

Pro forma	$0.10	$(0.58)	$(2.31)

      For the pro forma amounts determined under SFAS No. 123, as set forth above, the fair value of each stock option grant under the stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	Years Ended December 31,

	2003	2002	2001

Risk-free interest rate	2.71%	3.82%	4.56%
Dividend yield	0%	0%	0%
Weighted average expected life	4.5 years	5.0 years	5.0 years
Volatility of common stock	84%	90%	90%

      For purposes of the pro forma disclosures, the expected volatility assumptions the Company used prior to the fourth quarter of fiscal 2003 were based solely on the historical volatility of the Company’s common stock over the most recent period commensurate with the estimated expected life of the Company’s stock

FIN-36

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options. Beginning with the fourth quarter of fiscal 2003, the Company modified its approach and expected volatility by considering other relevant factors in accordance with SFAS No. 123. The Company considered implied volatility in market-traded options on the Company’s common stock as well as historical volatility. The Company will continue to monitor these and other relevant factors used to measure expected volatility for future option grants.

      Also, beginning with the third quarter of fiscal 2003, the Company decreased its estimate of the expected life of new options granted to its employees from 5 years to 4 years. The Company based its expected life assumption on historical experience as well as the terms and vesting periods of the options granted. The reduction in the estimated expected life was a result of an analysis of the Company’s historical experience.

      The fair value of the employees’ purchase rights under the employee purchase plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for these rights:

	Years Ended December 31,

	2003	2002	2001

Risk-free interest rate	1.06-1.87%	1.62-3.02%	3.37-4.99%
Dividend yield	0%	0%	0%
Weighted average expected life	6 to 24 months	6 to 24 months	6 to 24 months
Volatility of common stock	90%	90%	90%

Translation of Foreign Currencies

      Assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected in accumulated other comprehensive income (loss) within stockholders’ equity. Foreign currency transaction gains or losses are reported in results of operations.

Impairment of Goodwill

      The Company reviews its goodwill and intangible assets with indefinite useful lives for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that the Company perform the goodwill impairment test annually or when a change in facts and circumstances indicate that the fair value of the reporting unit may be below its carrying amount. The Company completed this test in the fourth quarter of 2003 and 2002 and no impairment loss was recognized upon completion of the tests.

Impairment of Long-Lived Assets

      The Company reviews its long-lived assets, including property and equipment and intangible assets with estimable useful lives, for impairment whenever an event or change in facts and circumstances indicates that their carrying amount may not be recoverable. The Company assesses impairment of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company determines recoverability of the assets by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the asset. No impairment was recognized in 2003 and 2001. During 2002, certain long-lived assets were impaired in connection with the Company’s restructuring plan as discussed in Note 9.

FIN-37

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense was approximately $38.8 million for the year ended December 31, 2003, $34.9 million for the year ended December 31, 2002 and $32.2 million for the year ended December 31, 2001.

Recent Accounting Pronouncements

      In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, which addresses the consolidation of variable interest entities. FIN 46 provides guidance for determining when an entity that is the primary beneficiary of a variable interest entity or equivalent structure should consolidate the variable interest entity into the entity’s financial statements. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entity. The Company currently has three build-to-suit operating leases, commonly referred to as synthetic leases. Each synthetic lease is owned by a trust that does not have any voting rights, employees, financing activity other than the lease with the Company, ability to absorb losses or right to participate in gains realized on the sale of the related property. The Company has determined that the trusts under the leasing structures qualify as variable interest entities for purposes of FIN 46. Consequently, the Company is considered the primary beneficiary and consolidated the trusts into its financial statements beginning July 1, 2003. As a result of consolidating these entities in the third quarter of 2003, the Company reported a cumulative effect of change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, with a charge of $6.2 million which equals the amount of depreciation expense that would have been recorded had these trusts been consolidated from the date the properties were available for occupancy, net of tax. In addition, on July 1, 2003, the Company recorded property and equipment, net of accumulated depreciation, equal to $366.8 million, long-term debt in the amount of $369.2 million and non-controlling interest of $11.4 million for a total of $380.6 million of long-term debt on the balance sheet. Depreciation expense related to these properties is approximately $1.6 million per quarter and $4.2 million per quarter of rent expense previously classified as cost of revenue and operating expenses has been classified as interest expense in the statements of operations beginning July 1, 2003.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is expensed over the life of the asset. The Company adopted SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

FIN-38

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Others, and (4) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003, with certain exceptions. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective on July 1, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Multiple Deliverable Revenue Arrangement. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. It also addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early application permitted. Companies may elect to report the change in accounting as a cumulative effect of a change in accounting principle in accordance with APB Opinion 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (an amendment of APB Opinion No. 28). The Company adopted the provisions of EITF 00-21 for transactions to which SOP 97-2 does not apply, such as sales of hardware without software and on-line subscription software applications in the quarter ended September 30, 2003. The adoption of EITF 00-21 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Note 2.	Restatement of Consolidated Financial Statements

      In March 2004, the Company announced its intention to restate its financial statements for 2002 and 2001. The decision resulted from the findings of an investigation into past accounting practices that concluded on March 12, 2004. The investigation resulted from concerns raised by an employee in late 2003, which led to a detailed review of the matter in accordance with the Company’s corporate governance processes, including the reporting of the matter to the audit committee of the Company’s board of directors and to KPMG LLP, its independent registered public accounting firm. The audit committee retained independent counsel to investigate issues relating to past accounting practices, and the audit committee’s counsel retained independent accountants to assist with the investigation. The independent investigation included the performance of a number of forensic accounting procedures, a review of internal documents and communications and interviews with both current and former employees.

      The independent investigation concluded on March 12, 2004, and identified certain accounting practices under the direction of former financial management that were determined not to be in compliance with Generally Accepted Accounting Principles (“GAAP”). These practices included the incorrect deferral of professional services revenue for 2002 and 2001, the unsubstantiated accrual of certain expenses in periods prior to 2003, and the overstatement of accounts receivable and deferred revenue by approximately $7 million (unaudited) at June 30, 2002. Upon conclusion of the investigation, the Company announced on March  15, 2004 its decision to restate its financial statements for 2002 and 2001.

      Following the investigation and the Company’s determination to restate its financial statements, the Company performed additional procedures to ensure the accuracy of its financial information. These additional procedures included a further review of internal documents, tests of certain system controls, cut-off procedures and a review of revenue transactions and other cost and expense accounts. As a result, the Company determined to correct additional errors made in 2003 and prior periods, including errors that

FIN-39

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were previously not recorded because in each such case and in aggregate the Company believed the amount of any such error was not material to the Company’s consolidated financial statements. The Company also made certain revenue, expense and balance sheet reclassifications.

      As a result of the foregoing, the Company has restated its financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001, including the corresponding interim periods for 2002 and 2001 and the interim periods ended March, June and September 2003. The restatement also affects periods prior to 2001. The foregoing restatement and reclassification adjustments did not affect the Company’s reported cash, cash equivalents and short-term investments balance as of December 31, 2002.

FIN-40

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact of the Financial Statement Adjustments on the Consolidated Statements of Operations

      The following table presents the impact of the financial statement adjustments on the Company’s previously reported consolidated statements of operations for the years ended December 31, 2002 and 2001.

	Year Ended December 31, 2002			Year Ended December 31, 2001

	(As previously	(Adjustments)	(As restated)	(As previously	(Adjustments)	(As restated)
	reported)			reported)

			(In thousands)
Net revenue:
User license fees	$1,006,713	$(19,920)	$986,793	$1,110,126	$(21,022)	$1,089,104
Services	499,842	19,363	519,205	381,802	18,319	400,121

Total net revenue	1,506,555	(557)	1,505,998	1,491,928	(2,703)	1,489,225
Cost of revenue:
User license fees	37,107	(887)	36,220	40,902	846	41,748
Services	179,100	23,365	202,465	138,430	28,290	166,720
Amortization of developed technology	66,917	—	66,917	63,086	—	63,086

Total cost of revenue	283,124	22,478	305,602	242,418	29,136	271,554

Gross profit	1,223,431	(23,035)	1,200,396	1,249,510	(31,839)	1,217,671
Operating expenses:
Selling and marketing	505,039	(26,503)	478,536	548,973	(40,521)	508,452
Research and development	273,192	1,740	274,932	242,067	(1,545)	240,522
General and administrative	141,446	1,619	143,065	124,872	(3,144)	121,728
Amortization of other intangibles	72,064	—	72,064	72,261	—	72,261
Amortization of goodwill	—	—	—	814,390	(1,254)	813,136
Loss (gain) on disposal of assets	3,122	—	3,122	—	(1,618)	(1,618)
Restructuring costs	100,263	(955)	99,308	(5,000)	5,000	—

Total operating expenses	1,095,126	(24,099)	1,071,027	1,797,563	(43,082)	1,754,481

Income (loss) from operations	128,305	1,064	129,369	(548,053)	11,243	(536,810)
Interest and other income and expense, net	11,739	(271)	11,468	35,535	(525)	35,010
Loss on strategic investments	(11,799)	—	(11,799)	(16,074)	—	(16,074)

Income (loss) before income taxes	128,245	793	129,038	(528,592)	10,718	(517,874)
Provision for income taxes	70,869	(97)	70,772	113,737	4,180	117,917

Net income (loss)	$57,376	$890	$58,266	$(642,329)	$6,538	$(635,791)

Net income (loss) per share — basic	$0.14		$0.14	$(1.61)		$(1.59)

Net income (loss) per share — diluted	$0.14		$0.14	$(1.61)		$(1.59)

FIN-41

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Statement Adjustments

      Set forth below are the adjustments to the Company’s previously issued statements of operations for the years ended December 31, 2002 and 2001:

	Years Ended December 31,

	2002	2001

	(In thousands)
User license fees, as reported	$1,006,713	$1,110,126
Adjustments:
Reclassification of royalty revenues to services(a)	(16,827)	(13,852)
Reclassification of marketing development funds(b)	(5,999)	(4,313)
Other user license fee adjustments(g)	2,906	(2,857)

Subtotal of adjustments	(19,920)	(21,022)

User license fees, as restated	$986,793	$1,089,104

Services, as reported	$499,842	$381,802
Adjustments:
Reclassification of royalty revenues from user license fees(a)	16,827	13,852
Out-of-period royalty revenue(d)	2,012	(2,155)
Out-of-period maintenance revenue(e)	970	3,377
Out-of-period professional services revenue(f)	(221)	1,828
Other services revenue adjustments(g)	(225)	1,417

Subtotal of adjustments	19,363	18,319

Services, as restated	$519,205	$400,121

Cost of revenue and operating expenses, as reported	$1,378,250	$2,039,981
Adjustments(c):
Out-of-period expenses(h)	(5,073)	(1,708)
Purchase accounting(i)	1,658	(2,125)
Reclassification of marketing development funds(b)	(5,999)	(4,313)
Other errors in the application of GAAP(j)	7,793	(5,800)

Subtotal of adjustments	(1,621)	(13,946)

Cost of revenue and operating expenses, as restated	$1,376,629	$2,026,035

Interest and other income and expense, net, as reported	$11,739	$35,535
Adjustments:
Out-of-period expenses(h)	(2,777)	—
Other errors in the application of GAAP(j)	2,506	(525)

Subtotal of adjustments	(271)	(525)

Interest and other income and expense, net, as restated	$11,468	$35,010

Provision for income taxes, as reported	$70,869	$113,737
Adjustments(k)	(97)	4,180

Provision for income taxes, as restated	$70,772	$117,917

Net income (loss), as reported	$57,376	$(642,329)
Adjustments	890	6,538

Net income (loss), as restated	$58,266	$(635,791)

FIN-42

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The financial statements for 2002 and 2001 have been impacted by the restatement as follows:

Restatement Adjustments

Reclassification Adjustments

      (a) Reclassification of Royalty Revenue. In the fourth quarter of 2003, royalty revenues related to product upgrades for a specific OEM contract, which had previously been reported as user license fees, were reclassified to services revenue to more appropriately reflect the nature of the revenue. As a result of the restatement of its financial statements, the Company has reclassified revenues from this royalty contract from user license fees to services revenue for all restated periods. The reclassification resulted in a decrease in user license fees of $16.8 million and $13.9 million for 2002 and 2001, respectively, and corresponding increases in services revenue in the same periods.

      (b) Reclassification of Marketing Development Funds. The Company reclassified certain marketing development fund expenses to comply with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which requires certain expenses reimbursed to channel partners to be netted against revenue. Accordingly, there was a decrease in both operating expenses and user license fees of $6.0 million and $4.3 million for 2002 and 2001, respectively.

      (c) Reclassification of Technical Support Costs. The Company reclassified certain technical support costs that had previously been recorded as operating expenses to cost of revenue for all restated periods to more appropriately reflect the nature of these costs. Accordingly, there was a decrease in operating expenses and an offsetting increase in cost of revenue of $19.9 million and $27.4 million for 2002 and 2001, respectively. This reclassification has not been shown on the reconciliation of adjustments because the reconciliation does not separately describe the impacts between cost of revenue and operating expenses.

Restatement Adjustments Impacting Net Income

      (d) Out-of-Period Royalty Revenue. Amortization periods were applied incorrectly for a specific OEM support contract which resulted in revenue generally being deferred in 2002, 2001 and prior periods and recognized in subsequent periods. The restatement adjustments result in revenue being recognized in the proper periods. The effect of the adjustments increased services revenue by $2.0 million for 2002 and decreased services revenue by $2.2 million for 2001.

      (e) Out-of-Period Maintenance Revenue. Amortization periods were incorrectly applied to certain maintenance and technical support contracts which resulted in revenue being deferred in 2002, 2001 and prior periods and recognized in subsequent periods. The restatement adjustments result in revenue being recognized in the proper periods. The effect of the adjustments increased services revenue by $1.0 million and $3.4 million for 2002 and 2001, respectively.

      (f) Out-of-Period Professional Services Revenue. The Company determined that for 2002 and 2001, some professional services that had been delivered were incorrectly deferred and recognized in subsequent periods. The restatement adjustments result in revenue being recognized in the proper periods. The effect of the adjustments decreased services revenue by $0.2 million for 2002 and increased services revenue by $1.8 million for 2001.

      (g) Other User License Fee and Other Services Revenue Adjustments. The restatement includes the correction of errors previously made in the application of revenue recognition principles under SOP No. 97-2 and SFAS No. 48, Revenue Recognition when Right of Return Exists, that affected the timing of certain revenue recognition. The restatement adjustments result in revenue being recognized in the proper periods. The effect of the adjustments increased user license fees by $2.9 million for 2002 and decreased

FIN-43

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

user license fees by $2.9 million for 2001. The effect of the adjustments decreased services revenue by $0.2 million for 2002 and increased services revenue by $1.4 million for 2001.

      (h) Out-of-Period Expenses. Adjustments were recorded to reflect the proper timing of expenses related to certain unsubstantiated expense accruals. In conjunction with correcting these errors for 2002, 2001 and prior periods, adjustments of $5.1 million and $1.7 million were recorded for 2002 and 2001, respectively, to decrease cost of revenue and operating expenses. Additionally, for 2002 an adjustment of $2.8 million was recorded to decrease other income.

      (i) Purchase Accounting. Adjustments were recorded to correct errors in the application of purchase accounting. Generally, accrued liabilities established as part of certain acquisitions were released in 2002 as a reduction in expenses when the accrued liability should have been adjusted as a reduction to goodwill. Accordingly, adjustments of $1.7 million to increase cost of revenue and operating expenses were recorded for 2002 with a corresponding adjustment to reduce accrued liabilities and goodwill in prior periods. In addition, adjustments for $2.1 million were recorded for 2001 to decrease cost of revenue and operating expenses related to the impact of amortizing less goodwill due to these purchase accounting adjustments and to correct accounting for stock-based compensation in connection with these acquisitions.

      (j) Other Errors in the Application of GAAP. Adjustments were recorded to correct certain errors in the application of GAAP for a derivative instrument and certain other transactions. In order to correct these errors in the application of GAAP, adjustments were recorded to increase cost of revenue and operating expenses by $7.8 million and to increase interest and other income and expense, net by $2.5 million for 2002. For 2001, adjustments were recorded to decrease cost of revenue and operating expenses by $5.8 million and to decrease interest and other income and expense, net by $0.5 million.

      (k) Provision for Income Taxes. Adjustments were made to the provision for income taxes to account for the tax effect of the restatement adjustments at the Company’s effective tax rate, as applicable.

FIN-44

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact of the Adjustments on the Consolidated Balance Sheet

      The following table presents the impact of the adjustments on the Company’s previously reported consolidated balance sheet as of December 31, 2002. The adjustments to the consolidated balance sheet are the result of the adjustments described above to the consolidated statements of operations and certain reclassifications as described below.

	December 31, 2002

	(As reported)	(Adjustments)	(As restated)

	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$2,241,321	$—	$2,241,321
Accounts receivable(a)	170,204	(3,190)	167,014
Other current assets(b)	74,178	(2,151)	72,027
Deferred income taxes(c)	59,995	(10,732)	49,263

Total current assets	2,545,698	(16,073)	2,529,625
Property and equipment, net(d)	230,261	(2,780)	227,481
Goodwill(e)	1,196,593	(3,304)	1,193,289
Other non-current assets(b)	245,528	3,412	248,940

	$4,218,080	$(18,745)	$4,199,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued compensation and benefits(f)	$131,056	$(5,668)	$125,388
Accrued acquisition and restructuring costs	37,742	—	37,742
Other accrued liabilities(f)	94,352	(19,179)	75,173
Income taxes payable	123,569	—	123,569
Deferred revenue(g)	280,314	(18,313)	262,001

Total current liabilities	667,033	(43,160)	623,873
Other long-term liabilities(h)	21,526	5,191	26,717
Other non-current liabilities	645,754	—	645,754

Total liabilities	1,334,313	(37,969)	1,296,344
Total stockholders’ equity(i)	2,883,767	19,224	2,902,991

	$4,218,080	$(18,745)	$4,199,335

(a)	Accounts Receivable. Accounts receivable decreased by $3.2 million as a result of a reclassification to properly reflect the Company’s deferred revenue policy.

(b)	Other Current Assets and Other Non-Current Assets. Other current assets decreased by $2.2 million and other non-current assets increased by $3.4 million primarily as a result of a reclassification to properly reflect prepaid rent.

(c)	Deferred income taxes. The decrease in deferred income taxes is due to various Restatement Adjustments discussed above for 2002, 2001 and prior periods.

(d)	Property and Equipment, Net. Adjustments to decrease property and equipment by $2.8 million were made as a result of the Out-of-Period Expense adjustments discussed above.

FIN-45

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Goodwill. The decrease in goodwill is as a result of the Purchase Accounting adjustments discussed above, including the corresponding decrease in the amortization of goodwill during 2001 and prior periods.

(f)	Accounts Payable, Accrued Compensation and Benefits and Other Accrued Liabilities. The decrease in these accounts is primarily due to the impact of various restatement adjustments discussed above.

(g)	Deferred Revenue. Adjustments to deferred revenue were the result of various restatement adjustments discussed above and the reclassification of accounts receivable of $3.2 million discussed under (a) above.

(h)	Other Long-Term Liabilities. Other long-term liabilities increased by $5.2 million primarily as a result of adjustments made to correctly account for a derivative instrument as discussed above in Other Errors in the Application of GAAP.

(i)	Total Stockholders’ Equity. The increase in total stockholders’ equity is due to the restatement adjustments made in 2002, 2001 and prior periods.

Note 3.     Business Combinations

Precise Software Solutions Ltd.

      On June 30, 2003, the Company acquired all of the outstanding common stock of Precise Software Solutions Ltd. (“Precise”), a provider of application performance management products. The Company acquired Precise in order to expand its product and service offerings across storage, databases and application management. The Precise acquisition was accounted for using the purchase method of accounting for total purchase consideration of approximately $715.1 million, which included 7.3 million shares of common stock valued at $210.6 million, $397.8 million of cash, $94.0 million relating to the assumption of Precise’s outstanding vested and unvested stock options for 4.4 million shares of the Company’s common stock and $12.7 million of acquisition-related costs. As a result of the acquisition, the Company recorded unearned compensation of $7.3 million, which will be amortized over the remaining vesting period for the stock options assumed. The fair value of the Company’s common stock issued was determined using an average price of $28.68, which was the average trading price from June 25, 2003 through June 30, 2003, the three trading days before and including the date the merger consideration was finalized. The fair value of the Company’s stock options assumed was determined using the Black-Scholes option pricing model and the following assumptions: estimated expected life of six months to five years, risk-free interest rate of 0.96% to 2.49%, expected volatility of 90% and no expected dividend yield. Upon the assumption by the Company of the outstanding Precise options, each Precise option became exercisable for 0.6741 shares of the Company’s common stock.

FIN-46

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the purchase method of accounting, the total estimated purchase price was allocated to Precise’s net tangible and intangible assets based upon their estimated fair values as of the date of the completion of the acquisition. The following represents the allocation of the aggregate purchase price to the acquired net assets of Precise:

(In thousands)
Cash, cash equivalents and short-term investments	$149,627
Other current assets	11,527
Long-term assets	8,629
Current liabilities	(27,507)
Goodwill	509,695
Developed technology	27,641
Customer contracts	15,200
Patented technology	11,600
Other intangible assets	7,500
Deferred stock-based compensation	7,317
In-process research and development	15,300
Net deferred and other income taxes payable	(21,445)

Total	$715,084

      Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired. Goodwill is not amortized which is consistent with the guidance in SFAS No. 142, Goodwill and Other Intangible Assets. Developed technology, customer contracts and patented technology are being amortized over their estimated useful lives of four years and other intangible assets are being amortized over their estimated useful lives of one to four years. The weighted average amortization period for all purchased intangible assets is 3.7 years.

      In connection with the acquisition of Precise, the Company allocated approximately $15.3 million of the purchase price to in-process technology that had not yet reached technological feasibility and had no alternative future use. This amount has been expensed as a non-tax deductible charge in the consolidated statements of operations for the year ended December 31, 2003.

      In order to value purchased in-process research and development (“IPR&D”), research projects in areas for which technological feasibility had not been established were identified. The value of these projects was determined by estimating the expected cash flows from the projects once commercially viable and discounting the net cash flows back to their present value, using adjusted discount rates based on the percentage of completion of the in-process projects.

      Net Cash Flows. The net cash flows expected from the identified projects are based on a third party appraiser’s estimates of revenues, royalty savings, cost of sales, research and development costs, selling, general and administrative costs, royalty costs and income taxes from those projects. Revenue estimates are based on the assumptions mentioned below. The research and development costs included in the estimates reflect costs to sustain projects, but exclude costs to bring in-process projects to technological feasibility.

      The estimated revenues are based on the Company’s projection of each in-process project and the business projections were compared and found to be consistent with industry analysts’ forecasts of growth in substantially all of the relevant markets. Estimated total revenues from the IPR&D product areas are expected to peak in the year ending December 31, 2005 and decline from 2006 into 2007 as other new products are expected to become available.

FIN-47

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      These projections are based on the Company’s estimates of market size and growth, expected trends in technology and the nature and expected timing of new project introductions by Precise.

      Discount Rate. Discounting the expected net cash flows back to their present value is based on the industry weighted average cost of capital (“WACC”). The Company believes the industry WACC is approximately 15%. The discount rate used to discount the expected net cash flows from IPR&D is 28%. The discount rate used is higher than the industry WACC due to inherent uncertainties surrounding the successful development of IPR&D, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances which could potentially impact the estimates described above.

      Percentage of Completion. The percentage of completion for in-process Precise technology was determined using costs incurred to date on each project as compared to the remaining research and development to be completed as well as major milestones to bring each project to technological feasibility. The percentage of completion for projects under development ranged from 40-65%.

      If the projects discussed above are not successfully developed, the sales and profitability of the Company may be adversely affected in future periods.

      Acquisition-related costs of $12.7 million consist of $9.0 million associated with investment banking and other professional fees, $3.3 million for terminating and satisfying existing lease commitments and $0.4 million for severance-related costs. Total cash outlays for acquisition-related costs were approximately $8.7 million for investment banking and other professional fees, $0.2 million for leases and $0.4 million for severance-related costs through December 31, 2003.

      The results of operations of Precise are included in the Company’s consolidated financial statements from July 1, 2003. The following table presents pro forma results of operations and gives effect to the acquisition of Precise as if the acquisition was consummated at the beginning of each fiscal year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net income (loss) for each period presented excludes the write-off of acquired IPR&D of $15.3 million and includes amortization of intangible assets related to the acquisition of $4.7 million per quarter and amortization of deferred compensation of $0.5 million per quarter. The unaudited pro forma information is as follows:

	Years Ended December 31,

	2003	2002	2001

	(In thousands, except per share amounts)
Total net revenue	$1,778,929	$1,581,998	$1,544,822
Income (loss) before cumulative effect of change in accounting principle	$334,482	$44,932	$(654,232)
Net income (loss)	$328,233	$44,932	$(654,232)
Net income (loss) per share — basic	$0.77	$0.11	$(1.61)
Net income (loss) per share — diluted	$0.75	$0.10	$(1.61)

Jareva Technologies, Inc.

      On January 27, 2003, the Company acquired all of the outstanding capital stock of Jareva Technologies, Inc. (“Jareva”), a privately held provider of automated server provisioning products that enable businesses to automatically deploy additional servers without manual intervention. The Company acquired Jareva to integrate Jareva’s technology into the Company’s software products to enable the Company’s customers to optimize their investments in server hardware by deploying new server resources

FIN-48

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on demand. The Jareva acquisition was accounted for using the purchase method of accounting for total purchase consideration of $68.7 million, which included $58.7 million of cash, $6.8 million relating to the assumption of options exercisable for 426,766 shares of the Company’s common stock and $3.2 million of acquisition-related costs. The purchase price was allocated to goodwill of $51.3 million, developed technology of $9.1 million, other intangibles of $1.9 million, IPR&D of $4.1 million, net deferred tax liabilities of $6.1 million, deferred stock-based compensation of $4.6 million and net tangible assets of $3.8 million. The weighted average amortization period for all purchased intangible assets is 3.3 years. The acquired IPR&D of $4.1 million was written off and the related charge is included in income from operations for the year ended December 31, 2003. Acquisition-related costs of $3.2 million consist of $2.7 million associated with terminating and satisfying remaining lease commitments, partially offset by sublease income net of related sublease costs and direct transaction costs of $0.5 million for legal and other professional fees. Total cash outlays for acquisition-related costs were $1.3 million through December 31, 2003. The results of operations of Jareva are included in the Company’s consolidated financial statements from the date of acquisition. The pro forma impact on the Company’s results of operations is not significant.

Other Acquisitions

      During 2001, the Company completed three acquisitions of privately held companies for total purchase consideration of approximately $75.6 million. The Company accounted for these acquisitions using the purchase method of accounting. The purchase prices were allocated to goodwill of $63.7 million, developed technology of $12.7 million, other intangibles of $1.2 million and net of tangible liabilities assumed of $2.0 million. The total acquisition costs of $1.9 million were paid as of December 31, 2002. During the fourth quarter of 2002, the remaining net book value of the intangibles related to one of these acquisitions of $8.6 million was written off due to the sale of the related technology. As of December 31, 2003, the Company had fully amortized the developed technology and other intangibles.

Ejasent, Inc.

      In January 2004, the Company acquired all of the outstanding capital stock of Ejasent, Inc. (“Ejasent”), a privately held provider of application virtualization technology for utility computing. The Company acquired Ejasent to add important application migration technology, which allows IT personnel to move an application from one server to another without disrupting or terminating the application, to the Company’s growing utility computing portfolio. The Ejasent acquisition was accounted for using the purchase method of accounting for total purchase consideration of $61.4 million, which included $47.8 million in cash and $13.6 million of acquisition-related costs. The purchase price was allocated to goodwill of $53.7 million, developed technology of $10.2 million, other intangibles of $1.9 million, IPR&D of $0.4 million, net deferred tax liabilities of $4.6 million and net tangible liabilities of $0.2 million. The weighted average amortization period for all purchased intangible assets is 4.4 years. Acquisition-related costs consist of $11.5 million of change in control bonuses and direct transaction costs of $2.1 million for legal and other professional fees. The results of operations of Ejasent will be included in the Company’s consolidated financial statements as of and for the quarter ended March 31, 2004 from the date of acquisition.

Note 4.	Seagate Technology Transaction

      On November 22, 2000, the Company completed a multi-party transaction (the “Transaction”) with Seagate Technology, Inc.(“Seagate”) and Suez Acquisition Company (Cayman) Limited (“SAC”). The Transaction was structured as a leveraged buyout of Seagate pursuant to which Seagate sold all of its operating assets to SAC, and SAC assumed and indemnified Seagate and the Company for substantially all liabilities arising in connection with those operating assets. The Company did not acquire Seagate’s disk

FIN-49

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

drive business or any other Seagate operating business. At the closing, and after the operating assets and liabilities of Seagate had been transferred to SAC, a wholly-owned subsidiary of the Company merged with and into Seagate, following which Seagate became its wholly-owned subsidiary and was renamed VERITAS Software Technology Corporation.

      As of December 31, 2002, the transaction affected the Company’s consolidated balance sheet, as follows:

•	other current assets included $21.3 million of indemnification receivable from SAC;

•	other non-current assets included $18.0 million of indemnification receivable from SAC;

•	income taxes payable included an additional $21.3 million; and

•	deferred and other income taxes included an additional $113.1 million.

      As of December 31, 2002, deferred and other income taxes payable recorded in connection with the Transaction totaled $134.4 million and related to certain tax liabilities that the Company expected to pay. Certain of Seagate’s state tax returns for various fiscal years have been under examination by tax authorities. The Company believes that adequate amounts for tax liabilities have been provided for any final assessments that may result from these examinations. On March 15, 2004, the Company was notified that the federal income tax audits for all periods ended with the date of the transaction had been completed and all federal tax liabilities had been settled, which resulted in a net federal tax refund, which the Company has distributed to a trust for the benefit of the former Seagate shareholders. Accordingly, the Company has reversed the indemnification receivables and income taxes payable as described above, resulting in a net income tax benefit of $95.1 million. The benefit has been recorded as a credit to income tax expense in the year ended December 31, 2003. The Company does not expect to have any material payment obligations with respect to other Seagate taxes as of December 31, 2003, nor does it expect to receive any payments pursuant to the indemnification agreement with SAC with respect to such taxes.

      For the year ended December 31, 2002, the Transaction had no significant impact on the Company’s consolidated statements of operations. For the year ended December 31, 2001, the Transaction had the following impacts on its consolidated statement of operations:

•	reversal of acquisition costs of $5.0 million; and

•	additional provision for income taxes of $30.1 million.

FIN-50

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Cash, Cash Equivalents and Short-Term Investments

      The Company’s cash, cash equivalents and short-term investments consisted of the following at December 31, 2003 and 2002:

	December 31, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
Cash and cash equivalents:
Cash	$262,929	$—	$—	$262,929
Money market funds	493,334	—	—	493,334
Commercial paper	64,660	—	—	64,660
Government securities	2,248	—	—	2,248

Cash and cash equivalents	$823,171	$—	$—	$823,171

Short-term investments:
Auction market securities	$282,800	$—	$—	$282,800
Asset-backed securities	62,613	—	(930)	61,683
Government securities	489,654	554	(926)	489,282
Corporate notes	843,519	3,744	(1,184)	846,079

Short-term investments	$1,678,586	$4,298	$(3,040)	$1,679,844

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
Cash and cash equivalents:
Cash	$168,861	$—	$—	$168,861
Money market funds	418,990	—	—	418,990
Commercial paper	153,447	—	—	153,447
Corporate notes	12,764	—	—	12,764
Government securities	10,000	—	—	10,000

Cash and cash equivalents	$764,062	$—	$—	$764,062

Short-term investments:
Commercial paper	$55,964	$—	$(9)	$55,955
Auction market securities	288,575	116	(71)	288,620
Asset-backed securities	83,721	—	(173)	83,548
Government securities	285,537	1,236	(3)	286,770
Corporate notes	758,279	4,579	(492)	762,366

Short-term investments	$1,472,076	$5,931	$(748)	$1,477,259

FIN-51

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Realized gains (losses) are included in interest and other income, net in the consolidated statements of operations. The following table sets forth the components of the Company’s interest and other income, net:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
Interest income	$43,050	$50,338	$63,239
Dividend income	165	576	2,944
Gains (losses) on sale of investments	4,161	2,145	(446)
Other miscellaneous expenses	(3,763)	(11,324)	(1,346)

Total interest and other income, net	$43,613	$41,735	$64,391

      For the year ended December 31, 2002, other miscellaneous expenses include a $6.1 million charge in connection with the settlement of a litigation matter.

      The amortized cost and estimated fair value of the Company’s cash, cash equivalents and short-term investments, as of December 31, 2003, shown by contractual maturity date, are included in the following table:

	December 31, 2003

	Amortized	Estimated
	Cost	Fair Value

	(In thousands)
Due in less than one year	$1,639,905	$1,640,434
Due between one and five years	861,852	862,581

Total	$2,501,757	$2,503,015

Note 6.	Property and Equipment

      Property and equipment is stated at cost and consists of the following:

	December 31,

	2003	2002

		(As restated)

	(In thousands)
Buildings	$375,322	$892
Computer equipment	372,860	327,614
Furniture and equipment	93,815	76,801
Leasehold improvements	91,383	90,952
Construction in process	17,057	14,071

	950,437	510,330
Less — accumulated depreciation and amortization	(377,460)	(282,849)

Property and equipment, net	$572,977	$227,481

      Depreciation and amortization of property and equipment charged to costs and expenses was approximately $114.0 million for the year ended December 31, 2003, $103.1 million for the year ended December 31, 2002 and $85.3 million for the year ended December 31, 2001.

FIN-52

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Goodwill and Other Intangible Assets

      On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill but will test it for impairment annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable.

      The following table sets forth the carrying amount of goodwill. Goodwill also includes amounts originally allocated to assembled workforce:

	December 31,

	2003	2002

		(As restated)

	(In thousands)
Gross carrying amount	$3,842,218	$3,279,916
Less — Accumulated amortization	(2,086,627)	(2,086,627)

Net carrying amount of goodwill	$1,755,591	$1,193,289

      During 2003, goodwill increased $562.3 million due to the acquisition of Precise, Jareva and other acquisitions in the amount of $509.7 million, $51.3 million and $1.3 million, respectively. During the fourth quarter of 2002, the Company sold certain technology acquired in a prior year acquisition, and as a result, recorded a loss on disposal of assets of $3.1 million, included in operating expenses. In connection with this sale, the Company wrote-off the net book value of the related intangible assets of $8.6 million, including the net book value of the related goodwill of $3.9 million.

FIN-53

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents comparative information showing the effects of excluding the amortization of goodwill on the consolidated statements of operations for 2003, 2002 and 2001:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands, except per share amounts)
Income (loss) before cumulative effect of change in accounting principle, as reported	$353,722	$58,266	$(635,791)
Add: Goodwill amortization	—	—	813,136

Adjusted income (loss) before cumulative effect of change in accounting principle	$353,722	$58,266	$177,345

Net income (loss), as reported	$347,473	$58,266	$(635,791)
Add: Goodwill amortization	—	—	813,136

Adjusted net income (loss)	$347,473	$58,266	$177,345

Income (loss) per share before cumulative effect of change in accounting principle, as reported:
Basic	$0.84	$0.14	$(1.59)

Diluted	$0.81	$0.14	$(1.59)

Effect of goodwill amortization:
Basic	$—	$—	$2.03

Diluted	$—	$—	$2.01

Adjusted income (loss) per share before cumulative effect of change in accounting principle:
Basic	$0.84	$0.14	$0.44

Diluted	$0.81	$0.14	$0.42

Net income (loss) per share, as reported:
Basic	$0.83	$0.14	$(1.59)

Diluted	$0.80	$0.14	$(1.59)

Effect of goodwill amortization:
Basic	$—	$—	$2.03

Diluted	$—	$—	$2.01

Adjusted net income (loss) per share:
Basic	$0.83	$0.14	$0.44

Diluted	$0.80	$0.14	$0.42

FIN-54

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables set forth the carrying amount of other intangible assets that will continue to be amortized:

	December 31, 2003

	Gross
	Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

	(In thousands)
Developed technology	$287,949	$237,043	$50,906
Distribution channels	234,800	234,800	—
Trademarks	26,650	24,925	1,725
Other intangible assets	51,734	33,714	18,020

Intangibles related to acquisitions	601,133	530,482	70,651
Convertible subordinated notes issuance costs	12,401	1,708	10,693

Total other intangibles	$613,534	$532,190	$81,344

	December 31, 2002

	Gross
	Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

	(As restated)
	(In thousands)
Developed technology	$236,508	$200,265	$36,243
Distribution channels	234,800	210,342	24,458
Trademarks	24,350	21,813	2,537
Other intangible assets	28,520	25,612	2,908

Intangibles related to acquisitions	524,178	458,032	66,146
Convertible subordinated notes issuance costs	14,506	8,058	6,448

Total other intangibles	$538,684	$466,090	$72,594

      The total amortization expense related to goodwill, developed technology and other intangible assets related to acquisitions is set forth in the table below:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
Goodwill	$—	$—	$813,136
Developed technology	36,778	67,232	63,086
Distribution channels	24,458	58,700	58,700
Trademarks	3,112	6,089	6,089
Other intangible assets	8,102	7,600	7,472

Total amortization expense	$72,450	$139,621	$948,483

      For the years ended December 31, 2003 and 2002, the total amortization expense for intangible assets includes $1.9 million and $0.6 million, respectively, that was included in user license fees cost of revenue.

FIN-55

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The total expected future annual amortization of intangible assets related to acquisitions is set forth in the table below:

Future
Amortization

(In thousands)
2004	$22,963
2005	20,282
2006	18,362
2007	8,873
2008 and thereafter	171

Total	$70,651

      For the years ended December 31, 2003, 2002 and 2001, the amortization of the convertible subordinated notes issuance costs of $2.7 million, $1.9 million and $1.9 million, respectively, was included in interest expense. The expected future annual amortization of the convertible subordinated notes issuance costs will be $4.1 million for 2004 and 2005 and $2.4 million for 2006.

Note 8.	Strategic Investments

      The Company holds investments in capital stock of several privately-held companies. The total carrying amount of these strategic investments was $5.4 million at December 31, 2003 and $10.3 million at December 31, 2002. These strategic investments are included in other non-current assets. The Company recorded impairment losses on strategic investments of $3.5 million in 2003 and $14.8 million in 2002, partially offset by a gain on disposal of a strategic investment of $3.0 million in 2002, and $16.1 million in 2001. The losses realized represent other-than-temporary declines in the fair value of the investments and were determined based on the value of the investee’s stock, its inability to obtain additional private financing, its cash position and current burn rate, the status and competitive position of the investee’s products and the uncertainty of its financial condition, among other factors.

Note 9.	Accrued Acquisition and Restructuring Costs

      In the fourth quarter of 2002, the Company’s board of directors approved a facility restructuring plan to exit and consolidate certain of its facilities located in 17 metropolitan areas worldwide. The facility restructuring plan was adopted to address overcapacity in the Company’s facilities as a result of lower than planned headcount growth in these metropolitan areas. In connection with this facility restructuring plan, the Company recorded a net restructuring charge to operating expenses of $96.1 million in the fourth quarter of 2002. This restructuring charge is comprised of $86.9 million associated with terminating and satisfying remaining lease commitments, partially offset by sublease income net of related sublease costs, and $9.2 million for net asset write-offs. Total cash outlays under this restructuring plan are expected to be approximately $86.9 million.

      Restructuring costs will generally be paid over the remaining lease terms, ending at various dates through 2021, or over a shorter period as the Company may negotiate with its lessors. The Company expects the majority of costs will be paid by the year ending December 31, 2008.

      The Company began vacating facilities during the fourth quarter of 2002 and completed vacating facilities as of January 31, 2004. The Company is in the process of seeking suitable subtenants for these facilities. The Company’s estimates of the facility restructure charge may vary significantly, depending in part on factors that are beyond the Company’s control, including the commercial real estate market in the applicable metropolitan areas, the Company’s ability to obtain subleases related to these facilities and the

FIN-56

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

time period to do so, the sublease rental market rates and the outcome of negotiations with lessors regarding terminations of some of the leases. Adjustments to the accrued restructuring costs will be made if actual lease exit costs or sublease income differ from amounts currently expected. As a portion of the accrued restructuring costs relates to international locations, the accrual will be affected by exchange rate fluctuations. The impact of exchange rate fluctuations is recorded in accumulated other comprehensive income (loss) on the balance sheet.

      The portion of the accrual expected to be utilized through December 31, 2004 of $18.1 million has been classified in the current portion of accrued acquisition and restructuring costs. The portion of the accrual expected to be utilized in periods subsequent to December 31, 2004 of $63.8 million has been classified in the non-current portion of accrued acquisition and restructuring costs. The components of the accrued restructuring costs and movements within these components through December 31, 2003 were as follows:

	Net Rent	Asset
	Commitments	Write-offs	Total

	(In millions)
Provision accrued	$86.9	$9.2	$96.1
Cash payments	(0.2)	—	(0.2)
Non-cash charges	—	2.1	2.1
Impact of exchange rates	0.6	0.1	0.7

Balance at December 31, 2002 (As restated)	87.3	11.4	98.7
Cash payments	(10.6)	—	(10.6)
Asset write-offs	—	(8.9)	(8.9)
Adjustment	0.8	(0.8)	—
Impact of exchange rates	2.3	0.4	2.7

Balance at December 31, 2003	$79.8	$2.1	$81.9

      In 2002, the Company also recorded incremental restructuring costs of $3.2 million related to restructuring plans initiated in 1999, resulting in total restructuring costs of $99.3 million for the year ended December 31, 2002. Included in total accrued acquisition and restructuring costs of $94.1 million as of December 31, 2003 is the $81.9 million balance related to the facility restructuring plan discussed above, the remaining acquisition costs to be paid in connection with the Company’s 2003 acquisition (see Note 3) and the remaining restructuring costs to be paid for other restructuring plans.

Note 10.	Convertible Subordinated Notes

      In August 2003, the Company issued $520.0 million of 0.25% convertible subordinated notes due August 1, 2013 (the “0.25% Notes”), to several initial purchasers in a private offering, for which the Company received net proceeds of approximately $508.2 million. The 0.25% Notes were issued at their face value and provide for semi-annual interest payments of $0.7 million each February 1 and August 1, beginning February 1, 2004. Effective as of January  28, 2004, the 0.25% Notes began accruing additional interest at a rate of 0.25% as a result of the Company’s registration statement having not been declared effective by the SEC on or before the 180th day following the original issuance of the 0.25% Notes and the 0.25% Notes continued to accrue such additional interest until April 27, 2004, the 90th day following such registration default. As of April 27, 2004, the 0.25% Notes began to accrue additional interest at a rate of 0.50% and will accrue such additional interest until the registration statement is declared effective or until the Company is no longer required to maintain the effectiveness of the registration statement. The 0.25% Notes are convertible, under the specified circumstances discussed below, into shares of the

FIN-57

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s common stock at a conversion rate of 21.6802 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $46.13 per share.

      The conversion rate of the 0.25% Notes is subject to adjustment upon the occurrence of specified events. The specified circumstances under which the 0.25% Notes are convertible prior to maturity are: (1) during any quarterly conversion period (which periods begin on the eleventh trading day of each fiscal quarter and end on the eleventh trading day of the following fiscal quarter) prior to August 1, 2010, if the closing sale price of the Company’s common stock for at least 20 trading days in the 30 trading day period ending on the first day of such conversion period exceeds 120% of the conversion price of the notes on that first day, (2) during the period beginning August 1, 2010 through the maturity date of the notes, if the closing sale price of the Company’s common stock is more than 120% of the then current conversion price, (3) during the five consecutive business day period following any five consecutive trading day period in which the average of the trading prices for the 0.25% Notes was less than 95% of the average of the sale price of the Company’s common stock multiplied by the then current conversion rate of the notes, (4) the Company’s corporate credit rating assigned by Standard & Poor’s falls below B- (and if Moody’s has assigned a corporate credit rating to the Company and such rating is lower than B3) or if both such ratings are withdrawn, (5) the Company calls the notes for redemption or (6) upon the occurrence of corporate transactions specified in the indenture governing the notes. Upon any conversion of notes by a holder, the Company shall have the option to satisfy its conversion obligation in shares of its common stock, in cash or a combination thereof. It is the intention of the Company to satisfy the principal portion of the obligation in cash and the remainder, if any, in shares of its common stock. On or after August 5, 2006, the Company has the option to redeem all or a portion of the 0.25% Notes at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. On August 1, 2006 and August 1, 2008, or upon the occurrence of a fundamental change involving the Company, holders of the 0.25% Notes may require the Company to repurchase their notes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. Upon a fundamental change, the Company will have the option to pay the repurchase price in cash, shares of common stock or a combination thereof.

      In August 2003, all of the Company’s outstanding 5.25% convertible subordinated notes due 2004 (“5.25% Notes”) converted into 6.7 million shares of common stock at a conversion price of $9.56 per share. In August 2003, a portion of the Company’s outstanding 1.856% convertible subordinated notes due 2006 (“1.856% Notes”) converted into 0.5 million shares of common stock at an effective conversion price of $31.35 per share. The remaining outstanding principal amount of the 1.856% Notes was redeemed by the Company in August 2003 for $391.8 million in cash, including $0.1 million of accrued interest. In connection with the redemption of the 1.856% Notes for cash, the Company recorded a loss on extinguishment of debt of approximately $4.7 million in the third quarter of 2003 related to the unamortized portion of debt issuance costs. This charge is classified as a non-operating expense in the Company’s consolidated statement of operations.

Note 11.	Long-Term Debt

      In 1999 and 2000, the Company entered into three build-to-suit lease agreements for office buildings in Mountain View, California, Roseville, Minnesota and Milpitas, California. The Company began occupying the Roseville and Mountain View facilities in May and June 2001, respectively, and began occupying the Milpitas facility in April 2003. The Mountain View facility includes 425,000 square feet and serves as the Company’s corporate headquarters and for research and development functions. The Milpitas facility includes 466,000 square feet and is primarily used for technical support, sales and general corporate functions. The Roseville facility includes 204,000 square feet and provides space for technical support and research and development functions. A syndicate of financial institutions financed the acquisition and development of these properties. Prior to July 1, 2003, the Company accounted for these properties as operating leases in accordance with SFAS No. 13, Accounting for Leases, as amended. On July 1, 2003,

FIN-58

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company adopted FIN 46. Under FIN 46, the lessors of the facilities are considered variable interest entities, and the Company is considered the primary beneficiary. Accordingly, the Company began consolidating these variable interest entities on July 1, 2003 and has included the property and equipment and long-term debt on its balance sheet at December 31, 2003 and the results of their operations in its consolidated statement of operations from July 1, 2003 (see Note 1).

      Interest only payments under the debt agreements relating to the facilities are generally paid quarterly and are equal to the termination value of the outstanding debt obligations multiplied by the Company’s cost of funds, which is based on London Inter Bank Offered Rate (“LIBOR”) using 30-day to 180-day LIBOR contracts and adjusted for the Company’s credit spread. The termination values of the debt agreements are approximately $145.2 million, $41.2 million and $194.2 million for the Mountain View, Roseville and Milpitas leases, respectively. The terms of these debt agreements are five years with an option to extend the lease terms for two successive periods of one year each, if agreed to by the financial institutions that financed the facilities. The terms of these debt agreements began March 2000 for the Mountain View and Roseville facilities and July 2000 for the Milpitas facility. The Company has the option to purchase the three facilities for the aggregate termination value of $380.6 million or, at the end of the term, to arrange for the sale of the properties to third parties while the Company retains an obligation to the financial institutions that financed the facilities in an amount equal to the difference between the sales price and the guaranteed residual value up to an aggregate $344.6 million if the sales price is less than this amount, subject to the specific terms of the debt agreements. In addition, the Company is entitled to any proceeds from a sale of the facilities in excess of the termination values.

      In January 2002, the Company entered into two three-year pay fixed, receive floating, interest rate swaps for the purpose of hedging the cash payments related to the Mountain View and Roseville agreements (see Note 14). Under the terms of these interest rate swaps, the Company makes payments based on the fixed rate and will receive interest payments based on the 3-month LIBOR rate. For the year ended December 31, 2003, the aggregate payments on the debt agreements, including the net payments on the interest rate swaps, were $16.8 million. The payments for the six months ended December 31, 2003 of $8.5 million were included in interest expense in the consolidated statement of operations in accordance with FIN 46. For the years ended December 31, 2002 and 2001, the aggregate payments were $17.0 million and $16.5 million, respectively. The payments made for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001 were classified as rent expense and included in cost of revenue and operating expenses, in accordance with SFAS No. 13.

      The agreements for the facilities described above require that the Company maintain specified financial covenants, all of which the Company was in compliance with as of December 31, 2003. The specified financial covenants as of December 31, 2003 require the Company to maintain a minimum rolling four quarter earning before interest, taxes, depreciation and amortization (“EBITDA”) of $400.0 million, a minimum ratio of cash and cash equivalents and accounts receivable to current liabilities plus the debt consolidated under the build-to-suit lease agreements of 1.2 to 1, and a leverage ratio of total funded indebtedness to rolling four quarter EBITDA of not more than 2 to 1. For purposes of these financial covenants, EBITDA represents the Company’s net income for the applicable period, plus interest expense, taxes, depreciation and amortization and all non-cash restructuring charges, less software development expenses classified as capital expenditures. In order to secure the obligation under each agreement, each of the facilities is subject to a deed of trust in favor of the financial institutions that financed the development and acquisition of the respective facility. Bank of America, N.A. was the agent for the syndicate of banks that funded the development of the Mountain View and Roseville facilities, and ABN AMRO Bank, N.V. was the agent for the syndicate of banks that funded the development of the Milpitas facility. The Company has received waivers from the respective syndicate of banks for each facility in relation to any non-compliance that would have resulted from the delay in filing this Form 10-K or its Form 10-Q for the quarter ended March 31, 2004.

FIN-59

VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.	Credit Facility

      During 2002, the Company’s Japanese subsidiary entered into a short-term credit facility with a multinational Japanese bank in the amount of 1.0 billion Japanese yen ($9.4 million USD). At December 31, 2003, no amount was outstanding. The short-term credit facility was renewed in March 2004 and is due to expire in March 2005. Borrowings under the short-term credit facility bear interest at Tokyo Inter Bank Offered Rate plus 0.5%. There are no covenants on the short-term credit facility and the loan has been guaranteed by VERITAS Software Global LLC, a wholly owned subsidiary of the Company.

Note 13.	Commitments

      The Company currently has operating leases for its facilities and rental equipment through 2023. Rental expense under operating leases was approximately $63.3 million, $60.1 million and $57.9 million for the years ended December 31, 2003, 2002 and 2001, respectively, including the payments made under the Company’s three build-to-suit lease agreements prior to June 30, 2003. In addition to the basic rent, the Company is responsible for all taxes, insurance and utilities related to the facilities. The following table is a summary of the contractual commitments associated with the Company’s operating lease obligations as of December 31, 2003:

Operating
Lease
Obligations

(In thousands)
2004	$56,322
2005	47,222
2006	39,839
2007	35,180
2008	31,524
Thereafter	154,413

Total	$364,500

Acquired Technology Commitments

      On October 1, 2002, the Company acquired volume replicator software technology for $6.0 million and contingent payments of up to another $6.0 million based on future revenues generated by the acquired technology. The contingent payments will be paid quarterly over 40 quarters, in amounts between $150,000 and $300,000. The Company issued a promissory note payable in the principal amount of $5.0 million, representing the present value of the Company’s minimum payment obligations under the purchase agreement for the acquired technology, which are payable quarterly commencing in the first quarter of 2003 and ending in the fourth quarter of 2012. The contingent payments in excess of the quarterly minimum obligations will be paid as they may become due. The outstanding balance of the note payable was $4.6 million as of December 31, 2003 and $5.0 million as of December 31, 2002 and is included in other long-term liabilities.

Note 14.	Derivative Financial Instruments

      In September 2000, the Company entered into a three-year cross currency cash flow hedge against foreign exchange fluctuations on foreign currency denominated cash flows under an intercompany loan receivable. Under the terms of this derivative financial instrument, Euro denominated fixed principal and interest payments to be received under the intercompany loan were swapped for U.S. dollar-fixed principal

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VERITAS SOFTWARE CORPORATION

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and interest payments. As of December 31, 2003, the intercompany loan was paid in full and the derivative financial instrument was settled.

      In January 2002, the Company entered into two three-year pay fixed, receive floating, interest rate swaps for the purpose of hedging cash flows on variable interest rate debt related to the Mountain View, California and Roseville, Minnesota build-to-suit lease agreements. Under the terms of these interest rate swaps, the Company makes payments based on the fixed rate and will receive interest payments based on 3-month LIBOR. The Company’s payments on its build-to-suit lease agreements are based upon a 3-month LIBOR plus a credit spread. If critical terms of the interest rate swap or the hedged item do not change, the interest rate swap will be considered to be highly effective with all changes in the fair value included in other comprehensive income. If critical terms of the interest rate swap or the hedged item change, the hedge may become partially or fully ineffective, which could result in all or a portion of the changes in fair value of the derivative recorded in the statement of operations. The interest rate swaps settle the first day of January, April, July and October until expiration. As of December 31, 2003, the fair value of the interest rate swaps was $(7.8) million and was recorded in other long-term liabilities. As a result of entering into the interest rate swaps, the Company has mitigated its exposure to variable cash flows associated with interest rate fluctuations. Because the rental payments on the leases are based on the 3-month LIBOR and the Company receives 3-month LIBOR from the interest rate swap counter-party, the Company has eliminated any impact to raising interest rates related to its rent payments under the build-to-suit lease agreements. On July 1, 2003, the Company began accounting for its variable interest rate debt in accordance with FIN 46 (see Note 1). In accordance with SFAS No. 133, the Company had designated the interest rate swap as a cash flow hedge of the variability embedded in the rent expense as it is based on the 3-month LIBOR. However, with the adoption of FIN 46, the Company redesignated the interest rate swap as a cash flow hedge of variability in interest expense and it remains highly effective with all changes in the fair value included in other comprehensive income.

      As of December 31, 2003, the total gross notional amount of the Company’s forward contracts was approximately $264.3 million, all hedging intercompany accounts of certain of its international subsidiaries. The forward contracts had terms of 35 days or less and settled on January 30, 2004. All foreign currency transactions and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in other income. The unrealized gain (loss) on the outstanding forward contracts at December 31, 2003 was immaterial to the Company’s consolidated financial statements.

Note 15.	Common Stock

      In July 2003, the Company’s board of directors authorized a program to repurchase the Company’s common stock in an amount up to $300.0 million plus the market value at the time of repurchase of any shares issued upon conversion of the 1.856% Notes. In the third quarter of 2003, the Company repurchased 9.9 million shares of common stock for an aggregate purchase price of approximately $316.2 million.

Note 16.	Contingencies

SEC Related Matters

      SEC Investigation. As previously disclosed, since the third quarter of 2002, the Company has received subpoenas issued by the Securities Exchange Commission in the investigation entitled In the Matter of AOL/Time Warner. The SEC has requested information concerning the facts and circumstances surrounding the Company’s transactions with AOL Time Warner, or AOL, and related accounting and disclosure matters. The Company’s transactions with AOL, entered into in September 2000, involved a software and services purchase by AOL at a stated value of $50.0 million and the purchase by the

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company of advertising services from AOL at a stated value of $20.0 million. In March 2003, the Company restated its financial statements for 2001 and 2000 to reflect a reduction in revenues and expenses of $20.0 million. The restatement included an additional reduction in revenues and expenses of $1.0 million related to two other contemporaneous transactions with other parties entered into in 2000 that involved software licenses and the purchase of on-line advertising services.

      In March 2004, the Company announced its intention to restate its financial statements for 2002 and 2001. The Company voluntarily disclosed to the staff of the SEC past accounting practices applicable to its 2002 and 2001 financial statements that it determined were not in compliance with GAAP. For more information regarding the restatement of the Company’s financial statements for 2002 and 2001, see Note 2 of the Notes to Consolidated Financial Statements.

      The Company and its audit committee continue to cooperate with the SEC in its review of these matters. At this time, the Company cannot predict the outcome of the SEC’s review.

      Securities Class Actions. After the Company announced in January 2003 that it would restate its financial results as a result of transactions entered into with AOL in September 2000, numerous separate complaints purporting to be class actions were filed in the United States District Court for the Northern District of California alleging that the Company and some of its officers and directors violated provisions of the Securities Exchange Act of 1934. The complaints contain varying allegations, including that the Company made materially false and misleading statements with respect to its 2000, 2001 and 2002 financial results included in its filings with the SEC, press releases and other public disclosures. On May 2, 2003, a lead plaintiff and lead counsel were appointed. A consolidated complaint was filed by the lead plaintiff on July 18, 2003. On December 10, 2003, the District Court granted the defendants’ motion to dismiss the consolidated complaint, with leave to amend. On May 19, 2004, the District Court granted the defendants’ motion to dismiss the plaintiffs’ first amended complaint, with leave to amend. In addition, in 2003 several complaints purporting to be derivative actions were filed in California state court against some of the Company’s directors and officers. These complaints are based on the same facts and circumstances as the class actions and generally allege that the named directors and officers breached their fiduciary duties by failing to oversee adequately the Company’s financial reporting. The state court complaints have been consolidated into the action In Re VERITAS Software Corporation Derivative Litigation, which was filed on May 8, 2003 in the Superior Court of Santa Clara County and is currently pending. All of the complaints generally seek an unspecified amount of damages. The cases are still in the preliminary stages, and it is not possible for the Company to quantify the extent of its potential liability, if any.

Other Litigation

      On January 10, 2003, Raytheon Company sued VERITAS along with Brocade Communications Systems, Oracle Corporation, Overland Storage Inc., Qualstar Corp., QLogic Corporation, Ricoh Corporation and Spectra Logic Corporation in the United States District Court for the Eastern District of Texas. Raytheon alleged infringement of a patent entitled Mass Data Storage Library and sought damages and an injunction against all defendants. On February 26, 2004, a confidential settlement was agreed to by Raytheon and VERITAS, and on March 17, 2004, the case was dismissed with prejudice pursuant to the settlement agreement. The settlement agreement did not have a material impact on the Company’s financial position or overall results of operations.

      On October 23, 2001, Storage Computer Corporation sued VERITAS in the United States District Court for the Northern District of Texas alleging infringement of one of Storage Computer Corporation’s patents. Currently, Storage Computer Corporation is alleging the Company infringed two of their U.S. patents. The Company has denied all material allegations in the complaints, filed counterclaims for declaratory judgment of invalidity and non-infringement of the patents-in-suit and alleged their infringement of one of the Company’s patents. Storage Computer Corporation is seeking damages of

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $50.0 million, treble damages, costs of suit and attorneys’ fees and a permanent injunction from further alleged infringement. On March 12, 2004, the Court granted VERITAS’ motions for summary judgment of non-infringement of the two patents at issue, and denied Storage Computer’s motion for partial summary judgment. The Court did not address additional matters raised in VERITAS’ motion. Storage Computer Corporation recently filed a notice of appeal.

      In addition to the legal proceedings listed above, the Company is also party to various other legal proceedings that have arisen in the ordinary course of business. While the Company currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the Company’s results of operations and cash flows for the period in which the ruling occurs. The estimate of the potential impact on the Company’s financial position or overall results of operations for the above discussed legal proceedings could change in the future.

      For each of the matters noted, the Company does not believe that it is probable that a liability has been incurred nor does it believe that the amount of any loss can be reasonably estimated. Accordingly, no liability has been accrued for these matters.

Note 17.	Benefit Plans

      The Company has adopted a retirement savings plan qualified under Section 401(k) of the Internal Revenue Code, which is a pretax savings plan covering substantially all United States employees. Under the plan, employees may contribute up to 20% of their pretax salary, subject to certain limitations. Employees are eligible to participate beginning the first day of the month following their date of hire. The Company matches approximately 50% of the employee contributions up to $2,500 per year and contributed approximately $7.0 million in 2003 and $6.9 million in both 2002 and 2001. The Company has established a deferred compensation plan for certain eligible employees whereby the employee can defer a portion of their cash compensation on a pre-tax basis to an investment account. The Company records an asset and corresponding liability related to the investments held and obligation to the employee. As of December 31, 2003 and 2002, the asset and liability relating to the deferred compensation plan was $8.7 million and $5.5 million, respectively. The asset is classified in other non-current assets and the liability is classified in other long-term liabilities in the balance sheet.

Note 18.	Stockholders’ Equity and Stock Compensation Plans

Stockholder Rights Plan

      On October 4, 1998, the board of directors of the Company adopted a Stockholder Rights Plan, declaring a dividend of one preferred share purchase right for each outstanding share of common stock, par value $0.001 per share, of the Company. The rights are initially attached to the Company’s common stock and will not trade separately. If a person or group acquires 15% or more of the Company’s common stock, or announces an intention to make a tender offer for the Company’s common stock the consummation of which would result in acquiring 15% or more of the Company’s common stock, then the rights will be distributed and will then trade separately from the common stock. Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company. The rights expire October 5, 2008, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by the Company.

      The Company is authorized to issue up to 10,000,000 shares of undesignated preferred stock. No such preferred shares have been issued to date.

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plans

      During 2003, the Company had three stock option plans: the 1993 Equity Incentive Plan (the “1993 Plan”), the 2003 Stock Incentive Plan (the “2003 Plan”) and the 2002 Directors Stock Option Plan (the “Director Plan”). The 1993 Plan expired after the approval by the Company’s stockholders on May 13, 2003 of the 2003 Plan. As of December 31, 2003, options for approximately 56,260,000 shares of common stock remained outstanding under the 1993 Plan. The 2003 Plan provides for the issuance of incentive or nonstatutory stock options and common stock to employees and consultants of the Company. As of December 31, 2003, the Company had not issued any common stock under the 2003 Plan. During 2003, the Company granted options under the 2003 Plan for approximately 4,690,000 shares of common stock. The options generally are granted at the fair market value of the Company’s common stock at the date of grant, expire ten years from the date of grant, vest over a four-year period and are exercisable immediately upon vesting. The Company’s Director Plan provides for the issuance of stock options to non-employee directors of the Company. These options generally are granted at the fair market value of the Company’s common stock at the date of grant, expire ten years from the date of grant, vest over a four-year period and are exercisable immediately upon vesting. As of December 31, 2003, the Company had reserved 14.0 million shares of common stock for issuance under the 2003 Plan and 1.9 million shares for issuance under the Director Plan. As of December 31, 2003, 10.7 million shares were available for future grant under the plans.

      A summary of the status of the Company’s stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is presented:

	Years Ended December 31,

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
	Number of	Average	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

	(In thousands, except per share amounts)
Outstanding at beginning of year	72,356	$37.85	59,621	$45.09	54,817	$41.73
Granted	8,447	$26.86	25,901	$19.50	21,263	$39.72
Assumed in business combinations	4,005	$18.98	—	$—	28	$13.08
Exercised	(10,347)	$14.32	(6,086)	$9.14	(10,528)	$6.96
Forfeited	(5,387)	$45.05	(7,080)	$56.41	(5,959)	$62.18

Outstanding at end of year	69,074	$38.38	72,356	$37.85	59,621	$45.09

Options exercisable at end of year	38,143		31,786		26,235

Weighted-average fair value of options granted during the year	$16.74		$13.92		$28.58

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted-
	Number	Average	Weighted-	Number	Weighted-
	Outstanding at	Remaining	Average	Exercisable at	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
Range of Exercise Prices	2003	Life	Price	2003	Price

	(In thousands, except per share amounts)
$ 0.04 - $ 12.65	6,111	4.42	$6.51	5,497	$6.18
$ 12.72 - $ 16.26	16,233	8.77	$16.11	4,041	$16.06
$ 16.36 - $ 21.81	8,639	7.32	$18.76	5,097	$19.25
$ 22.16 - $ 28.72	10,003	7.97	$27.08	4,974	$26.99
$ 28.95 - $ 39.45	9,560	8.23	$35.81	3,865	$37.61
$ 39.57 - $ 88.00	8,459	7.24	$64.07	5,833	$66.61
$ 90.38 - $109.88	7,695	6.06	$96.12	6,707	$96.04
$110.67 - $134.17	2,374	6.40	$123.37	2,129	$123.40

$ 0.04 - $134.17	69,074	7.44	$38.38	38,143	$46.46

Employee Stock Purchase Plan

      During 2003, the Company had three employee stock purchase plans (the “Purchase Plans”): the 1993 Employee Stock Purchase Plan (the “1993 Purchase Plan”), the 2002 Employee Stock Purchase Plan (the “2002 Purchase Plan”) and the 2002 International Employee Stock Purchase Plan (the “International Purchase Plan”), which is a subplan of the 2002 Purchase Plan. The 1993 Purchase Plan expired on September 30, 2003. Under the Purchase Plans, the Company is authorized to issue up to 22.5 million shares of common stock to its full-time employees, nearly all of whom are eligible to participate. The employees participating in the Purchase Plans can choose to have up to 10% of their wages withheld to purchase the Company’s common stock. The Purchase Plans consist of two-year offerings with four 6-month purchase periods in each offering period. The purchase price of the stock is 85% of the lower of the subscription date fair market value or the end of the purchase period fair market value.

      The number of eligible employees that participated in the Purchase Plans was 3,745 in 2003, 3,682 in 2002 and 3,894 in 2001. Under the Purchase Plans, the Company issued 2.1 million shares to employees in 2003, 1.5 million in 2002 and 1.1 million in 2001. The weighted-average purchase price of these shares was $15.03 in 2003, $20.79 in 2002 and $27.30 in 2001.

Note 19.     Income Taxes

      Income (loss) before income taxes and cumulative effect of change in accounting principle consisted of:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
United States	$292,914	$84,646	$(457,454)
International	99,051	44,392	(60,420)

	$391,965	$129,038	$(517,874)

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision for income taxes consisted of the following:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)
		(In thousands)
Federal
Current	$(15,252)	$47,234	$277,449
Deferred	27,502	981	(162,978)
State
Current	2,440	31,693	35,990
Deferred	8,781	(24,254)	(32,717)
Foreign
Current	14,292	10,134	5,451
Deferred	480	4,984	(5,278)

Total	$38,243	$70,772	$117,917

      The federal portion of current tax expense in 2003 included a reversal of the indemnification receivables and income taxes payable related to the acquisition of Seagate, as described below, resulting in a net income tax benefit of $95.1 million. The tax benefits associated with employee stock option and employee stock purchase plan activity reduced taxes currently payable by $38.3 million for 2003, $19.6 million for 2002 and $267.7 million for 2001.

      The provision for income taxes differed from the amount computed by applying the federal statutory rate as follows:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)
Federal tax at statutory rate	35.0%	35.0%	35.0%
State taxes	1.9	3.7	(0.6)
Impact of foreign taxes	(4.4)	(6.3)	1.3
In-process research and development charge and non- deductible goodwill	1.7	—	(53.4)
Unbenefited foreign loss related to restructuring costs	—	11.3	—
Tax benefit of losses on strategic investments not recognized	0.3	11.7	—
Tax credits	(0.5)	—	0.4
Changes in merger related tax liabilities and benefits, principally related to Seagate	(25.4)	(4.9)	(5.2)
Non-deductible expenses and other	1.2	4.3	(0.3)

Total	9.8%	54.8%	(22.8)%

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2003	2002

		(As restated)

	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$119,584	$62,414
Deferred revenue and accruals not currently deductible	57,710	76,783
Acquired intangibles	14,605	29,033
Tax credit carryforwards	52,222	82,737
Other	36,076	12,002

Total	280,197	262,969
Valuation allowance	(138,390)	(80,073)

Deferred tax assets	141,807	182,896
Deferred tax liabilities:
Acquired intangibles	(42,005)	(5,770)

Net deferred tax assets	$99,802	$177,126

      As of December 31, 2002, deferred and other income taxes payable recorded in connection with the Seagate transaction totaled $134.4 million and related to certain tax liabilities that the Company expected to pay, other current assets included $21.3 million of indemnification receivable from SAC and other non-current assets included $18.0 million of indemnification receivable from SAC (see Note 4). Certain of Seagate’s federal and state tax returns for various fiscal years were under examination by taxing authorities. A decrease in the indemnification receivable from SAC of $30.7 million and a provision for income taxes of $30.1 million were recorded in 2001 due to the Company’s changes in estimates of the amount and timing of other tax liabilities for years under examination. On March 15, 2004, the Company was notified that the federal tax audits for all periods ended with the date of the transaction had been completed and all tax liabilities had been settled, which resulted in a net federal tax refund, which the Company has distributed to a trust for the benefit of the former Seagate shareholders. Accordingly, the Company has reversed the indemnification receivable of $39.3 million and income taxes payable of $134.4 million, resulting in a net income tax benefit of $95.1 million. The benefit has been recorded as a credit to income tax expense in the year ended December 31, 2003.

      The valuation allowance increased by $58.3 million in 2003 and $8.7 million in 2002. As of December 31, 2003, the Company has provided a valuation allowance on certain deferred tax assets, principally related to federal, state and foreign net operating loss carryforwards and the future tax benefit related to the impairment of investments. The valuation allowance has been established due to uncertainties related to the Company’s ability to generate sufficient taxable income in specific geographical and jurisdictional locations, the Company’s future taxable income from capital gains and net operating losses from acquired companies that may be subject to significant annual limitation under certain provisions of the Internal Revenue Code. Of the amount for which a valuation allowance has been provided approximately $37.2 million relates to the tax benefits of certain assets from various acquisitions and will be credited to goodwill or other acquired intangibles when realized. In addition, approximately $37.2 million of the valuation allowance relates to the tax benefit of certain net operating loss carryforwards attributable to employee stock options and foreign exchange rate differences and will be credited to stockholder’s equity when realized. As a result of the acquisition of Precise (see Note 3), the Company has available certain future tax benefits in Israel related to continuance of its Approved

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Enterprise status, the use of which is dependent upon the scope of future activities in Israel related to the historic Precise business.

      As of December 31, 2003, the Company had federal tax loss carryforwards of approximately $62.3 million (principally related to acquisitions) and federal tax credit carryforwards of approximately $25.4 million. The federal tax loss carryforwards will expire in 2004 through 2020, and federal tax credit carryforwards will expire in 2004 through 2023, if not utilized. The Company had state tax loss carryforwards in multiple jurisdictions with various expiration dates. The Company had state tax credit carryforwards of approximately $41.1 million of which $2.7 million will expire in 2006 through 2014, if not utilized, and $38.4 million may be carried forward indefinitely. Because of the change in ownership provisions of the Internal Revenue Code, a portion of the Company’s net operating loss and tax credit carryforwards may be subject to annual limitation. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization. In addition, the Company had foreign net operating loss carryforwards of approximately $434.0 million that may be carried forward indefinitely.

      As of December 31, 2003, the Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Note 20.     Net Income (Loss) Per Share

      The following table sets forth the computation of basic and diluted net loss per share:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands, except per share amounts)
Numerator:
Net income (loss)	$347,473	$58,266	$(635,791)
Denominator:
Denominator for basic net loss per share — weighted-average shares	420,754	409,523	399,016
Potential common shares	13,692	9,436	—

Denominator for diluted net loss per share	434,446	418,959	399,016

Basic net income (loss) per share	$0.83	$0.14	$(1.59)

Diluted net income (loss) per share	$0.80	$0.14	$(1.59)

      For the years ended December 31, 2003 and 2002, potential common shares consist of employee stock options using the treasury stock method. The following table sets forth the potential common shares that were excluded from the net income (loss) per share computations as their effect would be antidilutive:

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Employee stock options outstanding(1)	32,877	36,243	59,621
5.25% convertible subordinated notes	—	6,695	6,749
1.856% convertible subordinated notes	—	12,981	12,981
0.25% convertible subordinated notes(2)	11,274	—	—

(1)	For the years ended December 31, 2003 and 2002, 32,877 and 36,243 employee stock options, respectively, were excluded from the computation of diluted net income per share because the

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercise price of these options was greater than the average market price of the Company’s common stock during the period, and therefore the effect is antidilutive. For the year ended December 31, 2001, all employee stock options were excluded from the computation of diluted net loss per share because the effect would have been antidilutive.

(2)	For the year ended December 31, 2003, 11,274 potential common shares related to the Company’s 0.25% convertible subordinated notes were excluded from the computation of diluted net income per share because the specified circumstances under which the 0.25% notes are convertible prior to maturity have not been met.

Note 21.	Segment Information

      The Company operates in one segment, storage and infrastructure software solutions. The Company’s products and services are sold throughout the world, both directly to end-users and through a variety of indirect sales channels. The Company’s chief operating decision maker, the chief executive officer, evaluates the performance of the Company based upon stand-alone revenue of product channels and the geographic regions of the segment and does not receive discrete financial information about asset allocation, expense allocation or profitability from the Company’s storage products or services.

Geographic Information:

	Years Ended December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
User license fees(1):
United States	$650,375	$620,566	$742,685
Europe(2)	301,056	242,020	235,038
Other(3)	141,300	124,207	111,381

Total	1,092,731	986,793	1,089,104

Services(1):
United States	463,262	396,150	319,295
Europe(2)	134,594	88,322	57,926
Other(3)	56,500	34,733	22,900

Total	654,356	519,205	400,121

Total net revenue	$1,747,087	$1,505,998	$1,489,225

	December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
Long-lived assets(4):
United States	$1,902,181	$1,418,730	$1,590,922
Europe(2)	483,315	55,049	33,696
Other(3)	13,723	13,137	12,294

Total	$2,399,219	$1,486,916	$1,636,912

(1)	License and services revenues are attributed to geographic regions based on location of customers.

(2)	Europe includes the Middle East and Africa.

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VERITAS SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Other consists of Canada, Latin America, Japan and the Asia Pacific region.

(4)	Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, such as deferred income taxes and financial instruments. Reconciliation to total assets reported is as follows:

	December 31,

	2003	2002	2001

		(As restated)	(As restated)

	(In thousands)
Total long-lived assets	$2,399,219	$1,486,916	$1,636,912
Other assets, including current	2,949,247	2,712,419	2,143,417

Total consolidated assets	$5,348,466	$4,199,335	$3,780,329

      In 2003, 2002 and 2001, no end-user customer accounted for more than 10% of the Company’s net revenue. In 2003 and 2001, no distributor accounted for more than 10% of the Company’s net revenue. In 2002, a distributor that sells VERITAS products and services through resellers, accounted for 11% of the Company’s net revenue.

User License Fees Information

      The Company markets and distributes its software products both as stand-alone software products and as integrated product suites, also referred to as application solutions. The Company derives its user license fees from the licensing of its technology, segregated into three product areas: Data Protection, which includes its NetBackup and Backup Exec product families; Storage Management, which includes its File Systems, Volume Manager, replication, Database Editions and storage resource management product families; and Utility Computing Infrastructure, which includes its clustering, high-availability offerings, application performance management, OpForce and CommandCentral Service product families. User license fees from data protection were $624.7 million in 2003, $599.0 million in 2002 and $666.3 million in 2001. User license fees from storage management were $264.8 million in 2003, $251.5 million in 2002 and $279.0 million in 2001. User license fees from utility computing infrastructure were $203.2 million in 2003, $136.3 million in 2002 and $143.8 million in 2001.

Note 22.	Related Party Transactions

      In 2001, the Company accelerated the vesting of certain stock options held by its former chief executive officer and chairman of the board, resulting in a one-time stock-based compensation charge of $8.1 million.

FIN-70

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Provision for
		(Recovery of)
	Balance at	Doubtful		Charged to	Balance at
	Beginning	Accounts,		Other	End
	of Year	Net(1)	Deductions	Accounts(2)	of Year

	(In thousands)
Allowance for doubtful accounts:
Year ended December 31, 2003	$12,008	$(1,348)	$(2,853)	$—	$7,807
Year ended December 31, 2002 (As restated)	$12,658	$6,232	$(6,882)	$—	$12,008
Year ended December 31, 2001 (As restated)	$7,810	$7,310	$(8,362)	$5,900	$12,658

(1)	Provision for (Recovery of) Doubtful Accounts, Net. The provision for (recovery of) doubtful accounts, net, consists of our estimates with respect to our uncollectible accounts, net of recoveries of amounts previously written off. Our management must make estimates of our uncollectible accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

(2)	Charged to Other Accounts. The charged to other accounts column represents the reclassification of $5.9 million from our sales return reserve to allowance for doubtful accounts.

FIN-71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

VERITAS Software Corporation:

      We have audited the accompanying consolidated balance sheets of VERITAS Software Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. Our audits also included the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VERITAS Software Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 2 to the consolidated financial statements, VERITAS Software Corporation and subsidiaries has restated its consolidated financial statements as of and for each of the years in the two-year period ended December 31, 2002. As discussed in Note 7 to the consolidated financial statements, effective January 1, 2002, VERITAS Software Corporation and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” As discussed in Note 11 to the consolidated financial statements, effective July 1, 2003, VERITAS Software Corporation and subsidiaries adopted the provisions of Financial Accounting Standards Board Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.”

/s/ KPMG LLP

Mountain View, California

June 4, 2004

FIN-72

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

among
SYMANTEC CORPORATION,
CARMEL ACQUISITION CORP.,
and
VERITAS SOFTWARE CORPORATION
December 15, 2004

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

      This AGREEMENT AND PLAN OF REORGANIZATION (this “AGREEMENT”) is made and entered into as of December 15, 2004 (the “AGREEMENT DATE”) by and among Symantec Corporation, a Delaware corporation (“PARENT”), Carmel Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“MERGER SUB”), and VERITAS Software Corporation, a Delaware corporation (the “COMPANY”).

RECITALS

      A. The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “MERGER”), with the Company to be the surviving corporation of the Merger, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DELAWARE LAW”).

      B. The Board of Directors of the Company has approved and declared advisable this Agreement and the Merger, has deemed it in the best interests of its stockholders to consummate the Merger, and has determined to recommend to its stockholders the adoption of this Agreement.

      C. The Board of Directors of Parent has approved and declared advisable this Agreement, the issuance of shares of Parent Common Stock (as defined in Article 1) in connection with the Merger (the “PARENT STOCK ISSUANCE”) and amendments to Parent’s Certificate of Incorporation to increase the number of authorized shares of Parent Common Stock to 3,000,000,000 and authorize the Parent Special Voting Share (as defined below) (such increase and authorization to be contingent upon stockholder approval of the Parent Stock Issuance) (collectively, the “PARENT CHARTER AMENDMENTS”), has deemed it in the best interests of its stockholders that the Parent Stock Issuance and Parent Charter Amendments be effected, and has determined to recommend to its stockholders approval of the Parent Stock Issuance and Parent Charter Amendments. The Parent Charter Amendments shall be effected pursuant to a Certificate of Amendment to its Certificate of Incorporation (the “CERTIFICATE OF AMENDMENT”).

      D. For United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “CODE”), and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3.

      E. Parent, Merger Sub and the Company desire to make certain representations, warranties and covenants in connection with the Merger and to prescribe various conditions to the Merger.

      NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

Certain Definitions

      1.1     Definitions. As used in this Agreement, the following terms shall have the meanings set forth below.

      “Affiliate” means with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

      “Alternative Transaction” means with respect to Parent or the Company, any of the following transactions (other than the Merger): (A) any acquisition or purchase from such party by any Person or

“group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of such party or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning securities representing 20% or more of the total outstanding voting power of such party or any merger, consolidation, business combination, share exchange or similar transaction involving such party pursuant to which the stockholders of such party immediately preceding such transaction hold securities representing less than 80% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity); (B) any sale, lease, exchange, transfer, license or disposition of assets (including capital stock or other ownership interests in Subsidiaries) representing 20% or more of the aggregate fair market value of the consolidated assets of such party and its Subsidiaries taken as a whole; or (C) any liquidation or dissolution of such party.

      “Alternative Transaction Proposal” means any offer, inquiry, proposal or indication of interest (whether binding or non-binding) to Parent or the Company, or their respective stockholders, relating to an Alternative Transaction.

      “Applicable Law” means all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments and decrees of any Governmental Authority applicable to Parent, the Company, their respective Subsidiaries or any of their respective assets, properties or businesses.

      “Canadian Sub” means TeleBackup Exchangeco Inc., a corporation existing under the laws of the Province of Alberta, all of the issued and outstanding shares of which, other than approximately 58,770 Exchangeable Shares are, as of the Agreement Date, owned directly or indirectly by the Company.

      “Certificate of Merger” means a certificate of merger, in such appropriate form as is determined by the parties.

      “Change of Recommendation” means the withholding, withdrawal, amendment, qualification or modification of the Board of Directors’ recommendation in favor of, in the case of the Company, adoption of this Agreement and, in the case of Parent, approval of the Parent Stock Issuance and Parent Charter Amendments, and, in the case of a tender or exchange offer made by a third party directly to the Company’s or Parent’s stockholders, as the case may be, a recommendation that the Company’s stockholders or Parent’s stockholders, as the case may be, accept the tender or exchange offer.

      “Closing” means the closing of the transactions to consummate the Merger.

      “Closing Date” means the business day after the satisfaction or waiver of the conditions set forth in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or such other date as the parties hereto agree in writing, but in no case earlier than April 4, 2005 (unless Parent agrees otherwise).

      “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

      “Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.

      “Company ESPPs” means the 2002 Employee Stock Purchase Plan and 2002 International Employee Stock Purchase Plan of the Company.

      “Company Foreign Plan” means each Company Benefit Arrangement that has been established or maintained, or that is required to be maintained or contributed to by the law or applicable custom or rule of any jurisdiction outside of the United States.

      “Company Option Plans” means the 1993 Equity Incentive Plan, 1993 Directors Stock Option Plan, 2002 Directors Stock Option Plan and 2003 Stock Incentive Plan of the Company, kVault Software Limited Enterprise Management Incentive Scheme, Precise Software Solutions Ltd. 1995 Share Option and Incentive Plan, Precise Software Solutions Ltd. Amended and Restated 1998 Share Option and Incentive Plan, Precise Software Solutions Ltd. Savant Stock Option Plan, Design2Deploy, Inc. 2000

Stock Plan, The Kernel Group, Inc. 1997 Incentive Equity Plan, NuView, Inc. 1998 Stock Option/ Stock Issuance Plan, Openvision Technologies, Inc. 1992 Stock Plan, and Seagate Software, Inc. 1996 Stock Option Plan.

      “Company Options” means options to purchase shares of Company Common Stock.

      “Company Preferred Stock” means the Preferred Stock, $0.001 par value per share, of the Company.

      “Company Restricted Shares” means any shares of Company Common Stock that are issued and outstanding that are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be repurchased by or forfeited to the Company under the terms of any Contract with the Company (including without limitation any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

      “Company Restricted Stock Unit” means the right to receive a share of the Company’s common stock on a future date.

      “Company Rights” means the Company Preferred Stock purchase rights issued or issuable pursuant to the Company Rights Agreement.

      “Company Rights Agreement” means the Rights Agreement dated June 16, 1999 between the Company and ChaseMellon Shareholder Services, L.L.C.

      “Company Special Voting Share” means the one share of Special Voting Stock, $1.00 par value per share, of the Company.

      “Company Stockholders” means the holders of shares of Company Common Stock.

      “Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

      “Effective Time” means the time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (or such later time as may be mutually agreed in writing by the Company and Parent as the time of the Merger and specified in the Certificate of Merger).

      “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

      “Environmental Laws” means any and all federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, requirements of any Governmental Authority, any and all common law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment, as currently in effect, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., Section 136 et seq., Occupational Safety and Health Act 29 U.S.C. Section 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., and the Endangered Species Act (16 U.S.C. Section 1531 et seq.) as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes.

      “Environmental Liabilities” means with respect to Parent or the Company, any and all Liabilities of or relating to such party or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such party or any of such Subsidiaries), which (A) arise under or relate to matters covered by Environmental Laws and (B) relate to actions occurring or conditions existing on or prior to the Closing Date.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

      “ERISA Affiliate” means with respect to Parent or the Company, any entity which is a member of: (A) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (B) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (C) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes such party.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Exchangeable Shares” means the Exchangeable Shares of Canadian Sub.

      “GAAP” means United States generally accepted accounting principles.

      “Governmental Authority” means any federal, state, county, local, municipal or foreign court or tribunal, governmental or regulatory body, administrative agency, commission or other governmental authority.

      “Governmental Permit” means with respect to Parent, the Company or any of their respective Subsidiaries, any consent, license, permit, grant, or other authorization of a Governmental Authority that is required for the operation of such entity’s business or the holding of any of its material assets or properties.

      “Hazardous Materials” means any materials or wastes, defined, listed, classified or regulated as radioactive, hazardous, toxic or otherwise dangerous to health or the environment in or under any Environmental Laws including without limitation petroleum, petroleum products, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls, but excluding office and janitorial supplies safely stored and maintained.

      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      “IAS” means international accounting standards.

      “Intellectual Property” means, collectively, all worldwide industrial and intellectual property rights, including rights in the following: patents and patent applications, trademarks and trademark applications, trade dress rights, trade names, Internet domain names, copyrights and copyrightable works (including object code and source code software), mask work and applications therefor, franchises, inventions, trade secrets, know-how, proprietary business information, processes and formulae, databases, and proprietary technology.

      “Knowledge” means with respect to Parent or the Company, with respect to any particular fact, circumstance, event or other matter in question, that any of the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Operating Officer or Chief Legal Officer has actual knowledge of such fact, circumstance, event or other matter.

      “Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

      “Material Adverse Effect” means with respect to Parent or the Company, any change, event, circumstance or effect (any such item, an “EFFECT”) that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such party taken as a whole with its Subsidiaries; provided however, in no event shall Effects resulting from any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any such party: (A) changes in general economic or market conditions in any geographic location or Effects affecting the industry generally in which such party and its Subsidiaries operates (provided that such Effects do not affect such party and its Subsidiaries as a whole in a materially disproportionate manner as compared to other similarly situated participants in the industry in which such party and its Subsidiaries operates); (B) changes in the trading prices for such party’s Common Stock (provided that the underlying causes of any such changes may (subject to the other provisions of this Agreement) be taken into account in making a determination as to whether there has been a Material Adverse Effect); (C) changes in Applicable Law, GAAP or IAS; (D) the execution, delivery and performance of this Agreement or the pendency or consummation of any transaction contemplated hereby or the announcement thereof; (E) failures to meet revenue or earnings estimates (provided that the underlying causes of any such failures may (subject to the other provisions of this Agreement) be taken into account in making a determination as to whether there has been a Material Adverse Effect); or (F) any acts of war or terrorism.

      “Merger Sub Common Stock” means the Common Stock, $0.01 par value per share, of Merger Sub.

      “Old Voting, Support and Exchange Trust Agreement” means that certain voting, support and exchange trust agreement made as of June 1, 1999 between VERITAS Software Holding Corporation, VERITAS Software Corporation, Canadian Sub and the Trustee.

      “Parent Common Stock” means the Common Stock, $0.01 par value per share, of Parent.

      “Parent ESPP” means the 1998 Employee Stock Purchase Plan of Parent.

      “Parent Foreign Plan” means each Parent Benefit Arrangement that has been established or maintained, or that is required to be maintained or contributed to by the law or applicable custom or rule of any jurisdiction outside of the United States.

      “Parent Option Plans” means the 1988 Employee Stock Option Plan, 1996 Equity Incentive Plan, 1999 Acquisition Plan, 2000 Directors Equity Incentive Plan, 2001 Non-Qualified Equity Incentive Plan, 2002 Executive Officers’ Stock Purchase Plan and 2004 Equity Incentive Plan of Parent, Brightmail, Inc. 1998 Stock Option Plan, Central Point Software, Inc. Restated 1990 Stock Option Plan, Central Point Software, Inc. 1992 Stock Option Plan, AXENT Technologies, Inc. 1999 Incentive Stock Plan, AXENT Technologies, Inc. 1998 Incentive Stock Plan, AXENT Technologies, Inc. 1996 Amended and Restated Directors’ Stock Option Plan, AXENT Technologies, Inc. 1996 Amended and Restated Stock Option Plan, AXENT Technologies, Inc. Amended and Restated 1991 Stock Option Plan, AXENT Technologies, Inc. 1998 Exchange Option Plan for Optionees of Raptor Systems, Inc., AXENT Technologies, Inc. 1999 PassGo Technologies Exchange Option Plan, Internet Tools 1997 Equity Incentive Plan assumed by AXENT Technologies, Inc. and the AssureNet Pathways, Inc. Restated 1982 Stock Option Plan assumed by AXENT Technologies, Inc.

      “Parent Options” means options to purchase shares of Parent Common Stock.

      “Parent Preferred Stock” means the Preferred Stock, $0.01 par value per share, of Parent.

      “Parent Restricted Stock Unit” means the right to receive a share of Parent common stock on a future date.

      “Parent Rights” means the Parent Preferred Stock purchase rights issued or issuable pursuant to the Parent Rights Agreement.

      “Parent Rights Agreement” means the Rights Agreement dated August  12, 1998 between Parent and BankBoston, N.A.

      “Parent Special Voting Share” means the one share of a class of capital stock of Parent, to be issued by Parent to, and deposited with, the trustee under the Old Voting, Support and Exchange Trust Agreement, and that will entitle the holder of record thereof to a number of votes at meetings of holders of shares of Parent Common Stock equal to the number of shares of Parent Common Stock into which the Exchangeable Shares outstanding from time to time after the Effective Time (other than Exchangeable Shares held by Parent, its Subsidiaries and Affiliates) are exchangeable, and having substantially the rights, powers, restrictions and conditions to be described in the Old Voting, Support and Exchange Trust Agreement.

      “Permitted Encumbrances” means: (A) statutory liens for taxes or other payments that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) statutory purchase money liens.

      “Person” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.

      “Proxy Statement/ Prospectus” means the joint proxy statement/ prospectus to be filed with the SEC as part of the Registration Statement.

      “Public Software” means any software that is or contains, in whole or in part, any software that is licensed pursuant to an “open source” licensing agreement or similar agreement, including without limitation software licensed under the GNU General Public License (GPL) or the GNU Lesser/ Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License.

      “Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger.

      “Sarbanes Act” means the Sarbanes-Oxley Act of 2002.

      “SEC” means the Securities and Exchange Commission.

      “Securities Act” means the Securities Act of 1933, as amended.

      “Significant Subsidiary” means with respect to Parent or the Company, a Subsidiary that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC.

      “Subsidiary” means with respect to Parent or the Company, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body is (or, if there are no such voting interests, more than 50% of the equity interests of which are) owned directly or indirectly by such party.

      “Superior Proposal” means with respect to Parent or the Company, an unsolicited, bona fide written Alternative Transaction Proposal, which the Board of Directors of such party has in good faith determined (after consultation with its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, (A) is more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of this Agreement (after giving effect to any adjustments to the terms of this Agreement proposed by the other party in response to such Alternative Transaction Proposal) and (B) is fully financed (or reasonably capable of being fully financed), reasonably likely to receive all required government approvals on a timely basis and otherwise reasonably capable of being consummated on the terms proposed; provided that, for purposes of this definition of “Superior Proposal” each reference to “20%” or “80%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “50%”.

      “Tax” (and, with correlative meaning, “Taxes”) means (A) any net income, alternative or add-on minimum tax, estimated, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person for any amounts of the type described in clause (A) or (B) of this sentence.

      “Termination Fee” means $440,000,000 in immediately available funds.

      “Trustee” means Computershare Trust Company of Canada, a trust company existing under the laws of Canada, in its capacity as trustee under the Old Voting Support and Exchange Trust Agreement.

      “Voting, Support and Exchange Trust Supplement” means an agreement to be made as of the Effective Time between Parent, the Company, Canadian Sub and the Trustee for the holders of the Exchangeable Shares, to the extent required by the Old Voting, Support and Exchange Trust Agreement, providing for the assumption by Parent of the obligations of the Company under the Old Voting, Support and Exchange Trust Agreement and the other matters specified therein.

      1.2     Additional Definitions. Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement in the sections set forth below.

Term	Section

Agreement	Preamble
Agreement Date	Preamble
Assumed Awards	5.12(b)
Assumed Company Options	2.4(d)
Certificate of Amendment	Recitals
Certificates	2.7(c)
Claim	5.7(a)
Code	Recitals
Company	Preamble
Company 401(k) Plans	5.12(e)
Company Balance Sheet	3.4(b)
Company Benefit Arrangements	3.10(d)
Company Charter Documents	3.1(b)
Company Disclosure Letter	3
Company Financial Statements	3.4(b)
Company Indemnified Parties	5.7(a)
Company IP Rights	3.9(a)
Company Material Contract	3.12(a)
Company Owned IP Rights	3.9(a)
Company SEC Documents	3.4(a)
Company Source Code	3.9(g)
Company Stockholder Approval	3.3(c)
Company Stockholders’ Meeting	3.4(f)
Company Voting Debt	3.2(d)
Confidentiality Agreement	5.2(c)(1)
Continuing Employees	5.12(d)
Delaware Law	Recitals

Term	Section

Exchange Agent	2.7(a)
Exchange Fund	2.7(b)
Exchange Ratio	2.4(b)
Expenses	5.7(a)
Fraction Price	2.4(f)
Goldman Sachs	3.16
Initial Post-Closing Directors	5.13(a)
Lehman	4.16
Merger	Recitals
Merger Sub	Preamble
Outside Date	7.1(b)(1)
Parent	Preamble
Parent Balance Sheet	4.4(b)
Parent Benefit Arrangements	4.10(d)
Parent Benefit Plans	5.12(d)
Parent Charter Amendments	Recitals
Parent Charter Documents	4.1(b)
Parent Disclosure Letter	4
Parent Financial Statements	4.4(b)
Parent IP Rights	4.9(a)
Parent Material Contract	4.12(a)
Parent Owned IP Rights	4.9(a)
Parent SEC Documents	4.4(a)
Parent Source Code	4.9(g)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	4.3(c)
Parent Stockholders’ Meeting	3.4(f)
Parent Voting Debt	4.2(d)
Restraints	6.1(c)
Returns	3.8
Rule 145 Affiliates	5.14
Surviving Corporation	2.1
Use	3.9(a) and 4.9(a)

ARTICLE 2

The Merger

      2.1     The Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company and the Company shall continue as the surviving corporation of the Merger (the “SURVIVING CORPORATION”).

      2.2     Closing. Subject to termination of this Agreement as provided in Article 7, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, on the Closing Date. The parties hereto shall cause the Merger to be consummated on the Closing Date by filing the Certificate of Merger with the Delaware Secretary of State in accordance with Delaware Law.

      2.3     Effects of the Merger. At and upon the Effective Time:

(a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger;

(b) the Certificate of Incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto, until thereafter amended as provided by Delaware Law and such Certificate of Incorporation;

(c) the Bylaws of the Surviving Corporation shall be amended so as to read in their entirety in the form set forth as Exhibit B hereto, until thereafter amended as provided by Delaware Law and such Bylaws;

(d) the officers of the Company immediately prior to the Effective Time shall continue as the initial officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;

(e) the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and

(f) the Merger shall, from and after the Effective Time, have all of the effects provided by Delaware Law.

      2.4     Conversion of Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

(a) Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(b) Conversion of Company Common Stock. Each share of Company Common Stock (including each Company Restricted Share) that is issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.4(e)), will be canceled and extinguished and automatically converted (subject to Section 2.4(g)) into the right to receive 1.1242 (the “EXCHANGE RATIO”) shares of Parent Common Stock, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.7. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 2.4(f). Notwithstanding the foregoing, Company Restricted Shares shall be subject to the provisions of Section 2.5.

(c) Conversion of Company Special Voting Share. The Company Special Voting Share that is issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive one Parent Special Voting Share. As of the Effective Time, such Company Special Voting Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holder of a certificate which, prior to the Effective Time, represented such Company Special Voting Share shall cease to have any rights or powers with respect thereto, except the right to receive the Parent Special Voting Share.

(d) Company Options and Restricted Stock Units.

(1) Assumed Company Options. Unless the terms of an agreement evidencing a Company Option or the provisions of a Company Option Plan applicable to a Company Option provide otherwise, each Company Option that is issued and outstanding immediately prior to the Effective Time, whether or not then exercisable, with an exercise price equal to or less than $49.00, will be assumed by Parent and converted into an option to purchase Parent Common Stock (“ASSUMED COMPANY OPTIONS”). Each Company Option so assumed and converted will continue to have, and be subject to, the same terms and conditions, except that (i) each converted Company Option shall be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such converted Company Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio (rounded up to the nearest whole cent). The conversion of Company Options provided for in this Section 2.4(d)(1) with respect to any Company Options that are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code and otherwise in a manner designed to preserve incentive stock option treatment to the extent permitted by Applicable Law.

(2) Cancellation of Certain Company Options. Each Company Option that is issued and outstanding immediately prior to the Effective Time, whether or not then exercisable, which is not an Assumed Company Option and which is not exercised as of immediately prior to the Effective Time, shall be canceled and extinguished without any conversion or assumption thereof immediately prior to the Effective Time.

(3) Consistent Treatment of Certain Company Options. Notwithstanding the provisions of Section 2.4(d)(1) and Section 2.4(d)(2), if certain Company Options are subject to the express terms of a Company Option Plan that require all Company Options granted under such Company Option Plan to be treated in the same manner, then all such Company Options, whether or not then exercisable and regardless of the exercise price of such Company Options, shall be assumed by Parent and converted into an option to purchase Parent Common Stock in accordance with the last two sentences of Section 2.4(d)(1).

(4) Company Restricted Stock Units. Each Company Restricted Stock Unit that is issued and outstanding immediately prior to the Effective Time will be assumed by Parent and converted into a Parent Restricted Stock Unit. Each Company Restricted Stock Unit so assumed and converted will continue to have, and be subject to, the same terms and conditions, except that each converted Company Restricted Stock Unit shall be for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were subject to the Company Restricted Stock Unit immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share).

(e) Cancellation of Company-Owned and Parent-Owned Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger or any exchange of an Exchangeable Share at any time after the Effective Time, but in lieu thereof each former holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s) (as defined in Section 2.7(c)), receive from Parent an amount of cash in U.S. dollars (rounded to the nearest whole cent), without interest, less the amount of any withholding taxes with respect to the shares represented by such certificate as contemplated by Section 2.8(b), which are required to be withheld with respect thereto, equal to the product of (i) such fraction, multiplied by (ii) the closing sale price of one share of Parent Common Stock as quoted on the Nasdaq Stock Market for the trading day that is one trading day prior to the Closing Date (the “FRACTION PRICE”). In lieu of any such fractional interests, each holder of Exchangeable Shares exchanged pursuant to the provisions thereof who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4 and the provisions of the Exchangeable Shares) shall be entitled to receive an amount of cash in U.S. dollars (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Fraction Price.

(g) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the Agreement Date and prior to the Effective Time.

      2.5     Company Restricted Shares. Subject to the terms of any agreement entered into prior to the Agreement Date (a correct and complete copy of which has been disclosed and made available to Parent), the shares of Parent Common Stock issued upon the conversion of any Company Restricted Shares in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any Contract governing Company Restricted Shares.

      2.6     Treatment of Exchangeable Shares.

      (a) Prior to the Effective Time, the Boards of Directors of each of the Company, Parent and Canadian Sub, or any of their respective appropriate committees, shall adopt appropriate resolutions and, along with the Company, Parent and Canadian Sub, shall take all other actions required under the Old Voting, Support and Exchange Trust Agreement to ensure that following the Effective Time, the rights of the holders of Exchangeable Shares are “economically equivalent” to the rights enjoyed by such holders prior to such time within the meaning of the Old Voting, Support and Exchange Trust Agreement. In this regard, and without limiting the generality of the foregoing, immediately following the Effective Time, each outstanding Exchangeable Share shall be exchangeable for such number of shares of Parent Common Stock as is determined by reference to the following formula:

A x B

where:

“A” equals the Exchange Ratio, and

“B” equals 4.5,

unless further adjustment is then required pursuant to the rights, privileges, conditions and restrictions attaching to the Exchangeable Shares, plus payment of the “Dividend Amount” (as such term is defined in such rights, privileges, conditions and restrictions), if any.

      (b) Without limiting the generality of Section 2.6(a), the parties agree as follows:

(1) At or before the Effective Time, the Company and Canadian Sub (including its Board of Directors) shall comply with their respective obligations under the provisions attaching to the Exchangeable Shares and the Old Voting, Support and Exchange Trust Agreement.

(2) At or before the Effective Time, Parent, the Company, Canadian Sub and the Trustee shall execute and deliver the Voting, Support and Exchange Trust Supplement wherein the Parent agrees to be bound by the terms and provisions of the Old Voting, Support and Exchange Trust Agreement, in a form satisfactory to the Trustee, and, to the satisfaction of the Trustee, preserving and not impairing in any material respect, any of the rights, duties, powers and authorities of the Trustee or the holders of Exchangeable Shares under the Old Voting, Support and Exchange Trust Agreement.

(3) At or before the Effective Time, Parent shall have authorized the Parent Special Voting Share and at the Effective Time, Parent shall deliver to the Trustee a new certificate evidencing the Parent Special Voting Share, to the extent required by the Voting, Support and Exchange Trust Supplement.

(4) At or before the Effective Time, Parent, the Company and Canadian Sub shall take all such actions as may reasonably be required to:

(i) permit the continued unrestricted and free tradability in Canada of the Exchangeable Shares (other than restrictions on transfers by control block holders) in those Provinces and Territories of Canada in which such securities were unrestricted and freely tradable immediately prior to the Effective Time;

(ii) ensure that the Exchangeable Shares remained listed and posted for trading on the Toronto Stock Exchange;

(iii) obtain all such qualifications, registrations, approvals, orders, rulings, or consents, make all such filings, fulfill all such legal or regulatory requirements and take all such other proceedings as are necessary or are required under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any other regulatory authority of competent jurisdiction, in order to ensure that following the Effective Time, shares of Parent Common Stock can be issued by the Parent to holders of Exchangeable Shares on exercise of the exchange rights attached to such securities, and thereafter, to ensure that such securities will be freely tradable by such holders in the United States (other than restrictions on transfer by reason of the holder being a “control person” or an “affiliate” of the Parent); and

(iv) ensure that the shares of Parent Common Stock are listed, quoted or posted for trading on the Nasdaq Stock Market.

Without limiting the generality of the foregoing, such actions shall include the confirmation of the continued effectiveness, following the Merger, of all existing Canadian securities regulatory orders and rulings, or the granting of new such orders and rulings, respecting such unrestricted and free tradability of the Exchangeable Shares in the above-noted Provinces and Territories of Canada and such unrestricted issuance of the shares of Parent Common Stock issuable upon exchange of the Exchangeable Shares from time to time and the resale of same in the United States, and respecting the satisfaction of Canadian Sub’s Canadian securities law continuous and timely disclosure obligations through the filing and provision of information relating to Parent.

(5) At or before the Effective Time, Parent shall take all action necessary to authorize and irrevocably reserve for issuance, free from preemptive and other rights, out of its authorized and unissued capital stock that number of shares of Parent Common Stock sufficient for issuance upon exercise of the exchange rights attaching to all of the Exchangeable Shares (other than Exchangeable Shares held by Parent, its Subsidiaries and Affiliates) outstanding from time to time after the Effective Time.

(6) At or before the Effective Time, Parent, the Company and Canadian Sub shall take all action necessary to provide to holders of Exchangeable Shares, an alternative retraction mechanism that will allow such holders to retract their shares (thereby requiring the Canadian Sub to redeem same) conditional upon the completion of the Merger.

      2.7     Exchange of Certificates.

      (a) Exchange Agent. Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “EXCHANGE AGENT”) in the Merger and shall enter into an exchange agent agreement with the Exchange Agent reasonably satisfactory to Company.

      (b) Exchange Fund. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article 2, the shares of Parent Common Stock and cash in lieu of fractional shares (together with any dividends or distributions with respect thereto, the “EXCHANGE FUND”) issuable pursuant to Section 2.4(b) and Section 2.4(e) in exchange for outstanding shares of Company Common Stock.

      (c) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“CERTIFICATES”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 2.4(b), cash in lieu of any fractional shares pursuant to Section 2.4(f) and any dividends or other distributions pursuant to Section 2.7(d), (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent (including any required Form W-9 or Form W-8), the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock (after aggregating all Certificates surrendered by such holder) into which such holder is entitled pursuant to Section 2.4(b) (which shall be in uncertificated book entry form unless a physical certificate is requested or required by Applicable Law or regulation), a check in the amount of U.S. dollars in lieu of fractional shares that such holders have the right to receive pursuant to Section 2.4(f) and any dividends or distributions payable pursuant to Section 2.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive upon surrender thereof the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(b), an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.4(f) and any dividends or distributions payable pursuant to Section 2.7(d). No interest will be paid or accrued on any cash payable in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and cash payable in lieu of fractional shares may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

      (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Agreement Date with respect to Parent Common Stock with a record date after the

Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to Applicable Law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the whole shares of Parent Common Stock represented thereby, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

      (e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 2.4(b), cash for fractional shares, if any, as may be required pursuant to Section 2.4(f) and any dividends or distributions payable pursuant to Section 2.7(d); provided, however, that Parent or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

      (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any such holders of Company Common Stock who have not theretofore complied with the provisions of this Section 2.7 shall thereafter look only to Parent for the shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(b), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(f) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.7(d), in each case without any interest thereon.

      (g) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and dividends or other distributions with respect to Parent Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

      (h) No Liability. Notwithstanding anything to the contrary in this Section 2.7, neither the Exchange Agent, Parent, the Company, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

      2.8     Tax Consequences and Withholding.

      (a) Consequences. It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

      (b) Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this

Agreement to any former Company Stockholder such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other Applicable Law. To the extent such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

      2.9     Further Assurances. If, at any time before or after the Effective Time, the Company or Parent reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE 3

Representations and Warranties of the Company

      Except as set forth in the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “COMPANY DISCLOSURE LETTER”) referencing a representation or warranty herein (it being understood that the Company Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections contained in this Agreement, and the disclosures in any section or subsection of the Company Disclosure Letter shall qualify all of the applicable representations and warranties in the corresponding section or subsection of this Article 3 and, in addition, in all other sections or subsections in this Article 3 to the extent it is reasonably apparent from the text of such disclosure that that such disclosure is applicable to such other sections or subsections), the Company represents and warrants to Parent as follows:

      3.1     Organization.

      (a) Standing and Power. Each of the Company and its Subsidiaries (i) is a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions which recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

      (b) Charter Documents. The Company has made available to Parent or filed with the SEC prior to the Agreement Date: (i) a complete and correct copy of the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of the Company, each as amended to date, and (ii) a complete and correct copy of the articles or certificate of incorporation and bylaws (or like organizational documents), each as amended to date, of each of its Significant Subsidiaries (collectively with the documents identified in the preceding clause (i), the “COMPANY CHARTER DOCUMENTS”), and each such instrument is in full force and effect. Neither Company nor any of such Subsidiaries is in violation of any of its Company Charter Documents, except in the case of such Significant Subsidiaries as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

      (c) Subsidiaries. Schedule 3.1(c) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each Significant Subsidiary of the Company (i) are owned directly or indirectly by the Company, free and clear of all Encumbrances (except for Permitted Encumbrances and restrictions imposed by applicable securities laws), (ii) are not subject to any preemptive right or right of first refusal created by Applicable Law, the Company Charter Documents or any Contract to which such Significant Subsidiary is a party or by which it is bound, and (iii) are duly authorized, validly issued, fully paid and nonassessable. Other than the Subsidiaries of the Company, as of the Agreement Date, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person where the aggregate book value reflected on the Company Balance Sheet (or the cost to the Company and its Subsidiaries with respect to securities acquired after September 30, 2004) of all such securities issued by any single Person exceeds $5,000,000. As of the Agreement Date, there are no outstanding obligations of the Company or any of its Subsidiaries under any Contract to which it is a party or by which it is otherwise bound to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in any other Person (other than the Company or such a Subsidiary) in an amount in excess of $5,000,000 in respect of any single Person.

      3.2     Capitalization of the Company.

      (a) Capital Stock. The authorized capital stock of the Company consists solely of 2,000,000,000 shares of Company Common Stock, 10,000,000 shares of Company Preferred Stock, of which 10,000,000 shares have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the Company Rights, and one Company Special Voting Share. As of the close of business on December 13, 2004, (i) 423,071,486 shares of Company Common Stock were issued and outstanding (ii) no Company Restricted Shares were issued and outstanding, (iii) 22,958,527 shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iv) no shares of Company Preferred Stock were issued or outstanding, (v) one Company Special Voting Share was issued and outstanding and (vi) 58,770 Exchangeable Shares were issued and outstanding. From December 13, 2004 through the Agreement Date, no shares of Company Common Stock have been issued by the Company or any Subsidiary of the Company other than pursuant to the exercise of Company Options that were outstanding on December 13, 2004 or the exchange of Exchangeable Shares that were outstanding on December 13, 2004. The Company Special Voting Share entitles the holder thereof to vote, together with the holders of Company Common Stock, on all matters submitted for the vote of the holders of Company Common Stock. The number of votes represented by the Company Special Voting Share is equal to the number of outstanding Exchangeable Shares (other than Exchangeable Shares held by the Company, its Subsidiaries and its Affiliates). All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and are not subject to preemptive rights created by Applicable Law, the Company Charter Documents or any Contract to which the Company is a party or by which it is bound.

      (b) Stock Options, Purchase Plans, Restricted Stock Units and Convertible Securities. As of the close of business on December 13, 2004, (i) 65,088,225 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options under the Company Option Plans, (ii) 2,531,505 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options outside the Company Option Plans, (iii) 19,543,076 shares of Company Common Stock were reserved for future grant and issuance under the Company Option Plans (excluding shares subject to issuance pursuant to outstanding Company Options), (iv) 453,249 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Restricted Stock Units, (v) 17,639,323 shares of Company Common Stock were reserved for future issuance under the Company ESPPs, (vi) 352,715 shares of Company Common Stock reserved for future issuance with respect to Exchangeable Shares, and (vii) the Company’s 0.25% convertible subordinated debentures due August 1, 2013 were convertible into an aggregate of 11,273,704 shares of Company Common Stock. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding or authorized stock appreciation, profit participation (other than

Company bonus plans), “phantom stock,” or other similar plans or Contracts with respect to the Company or any of its Subsidiaries.

      (c) No Other Rights. As of the close of business on December 13, 2004, except as set forth in the preceding subsection (b) and except for the Company Rights issued pursuant to the Company Rights Agreement (in respect of which no Distribution Date (as defined in the Company Rights Agreement) has occurred), there were no options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts (to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound) outstanding to purchase or otherwise acquire any Company Voting Debt, any shares of capital stock of the Company or any of its Subsidiaries or any securities or debt exercisable for, convertible into or exchangeable for capital stock of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. From December 13, 2004 through the Agreement Date, neither the Company nor any its Subsidiaries has issued or entered into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract, except for Company Rights issued pursuant to the Company Rights Agreement upon the issuance of Company Common Stock (in respect of which Company Rights no Distribution Date has occurred). The Company Charter Documents do not provide, and neither the Company nor any of its Significant Subsidiaries is a party to or otherwise bound by any Contract providing, for registration rights, rights of first refusal in favor of a third party, preemptive rights, co-sale rights, antidilution rights, redemption rights or other similar rights or other restrictions applicable to any outstanding securities of the Company or its Significant Subsidiaries. Neither the Company nor any of its Significant Subsidiaries is a party to or otherwise bound by any Contract (including any voting agreement, voting trust or proxy, other than proxies to be submitted in connection with the Company Stockholders’ Meeting (as defined below)) regarding the voting of any outstanding securities of the Company or its Significant Subsidiaries. Except for the Company Rights Agreement, neither the Company nor any of its Significant Subsidiaries is a party to or otherwise bound by any rights agreement or “poison pill” anti-takeover plan.

      (d) Voting Debt. There are no issued or outstanding bonds, debentures, notes or other evidences of indebtedness having the right to vote on any matters on which stockholders of the Company may vote (“COMPANY VOTING DEBT”).

      (e) Legal Compliance. All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued.

      (f) Ownership of Parent. To the Company’s knowledge, neither the Company nor any of its Subsidiaries owns any shares of capital stock of Parent or any of its Subsidiaries.

      3.3     Authorization.

      (a) Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject in the case of consummation of the Merger to obtaining the Company Stockholder Approval (as defined below). The execution and delivery of this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than the Company Stockholder Approval.

      (b) Board Approval. The Board of Directors of the Company has (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders and has declared this Agreement advisable, (ii) duly approved this Agreement, the Merger and the other transactions contemplated hereby, which approval has not been rescinded or modified, (iii) resolved (subject to Section 5.2(d)) to recommend this Agreement to the Company Stockholders for adoption, and (iv) directed that this Agreement be submitted to the Company Stockholders for consideration in accordance with this Agreement.

      (c) Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and the Company Special Voting Share, voting together as a single class (the “COMPANY STOCKHOLDER APPROVAL”), is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby.

      (d) Enforceability. This Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

      (e) No Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by the Company or any of its Subsidiaries to enable the Company to lawfully enter into, and perform its obligations under, this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and the antitrust, competition or similar laws of any foreign jurisdiction and the expiration or early termination of applicable waiting periods under the HSR Act and such foreign laws, (iii) the filing with the SEC of the Proxy Statement/ Prospectus and such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such other filings and notifications as may be required to be made by the Company under federal, state or foreign securities laws or the rules and regulations of the Nasdaq Stock Market, (v) the Company Stockholder Approval, and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to materially affect the ability of the Company to consummate the Merger or have a Material Adverse Effect on the Company.

      (f) No Conflict. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby and compliance by the Company with the provisions of this Agreement will not, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or require any consent, waiver or approval under, (i) the Company Charter Documents, (ii) subject to compliance with the requirements set forth in the preceding subsection (e), any Applicable Law applicable to the Company, any of its Subsidiaries or any of their respective assets or properties, or (iii) any Contract or Governmental Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, other than, in the cases of clauses (ii) and (iii), any such conflicts, violations, breaches or defaults, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not reasonably be expected to materially affect the ability of the Company to consummate the Merger or have a Material Adverse Effect on the Company.

      3.4     SEC Filings.

      (a) SEC Reports. The Company has filed with the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents (including exhibits and all other items incorporated by reference) required to be filed by Company since January 1, 2003 (all such required registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents, including those that the Company may file subsequent to the Agreement Date, are referred to herein as the “COMPANY SEC DOCUMENTS”). As of their respective dates, the Company SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes Act (to the extent then applicable), and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the Agreement Date by a subsequently filed Company SEC Document. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

      (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “COMPANY FINANCIAL STATEMENTS”), including each Company SEC Document filed after the Agreement Date until the Closing, (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or Form 8-K) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of Company’s and its Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments which were not material). Except as reflected in the balance sheet of the Company dated September 30, 2004 included in the Form 10-Q filed by the Company with the SEC on November 5, 2004 (the “COMPANY BALANCE SHEET”) (or described in the notes thereto), neither the Company nor any of its Subsidiaries has any Liabilities of any nature that would be required to be disclosed on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied, except (i) Liabilities incurred since September 30, 2004 in the ordinary course of business consistent with past practice, (ii) Liabilities under a Company Material Contract (as defined in Section 3.12 below) set forth on Schedule 3.4(b) of the Company Disclosure Letter or under a Contract entered into to by the Company or any of its Subsidiaries subsequent to the Agreement Date not in violation of Section 5.2(a) below, (iii) Liabilities reserved against in the Company Balance Sheet (but only to the extent of such reserve), (iv) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and (v) Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

      (c) Sarbanes Act. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

      (d) Amendments. The Company has heretofore made available to Parent a complete and correct copy of any amendments or modifications effected prior to the Agreement Date, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

      (e) Registration Statement. The information supplied by the Company for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/ Prospectus shall not, on the date the Proxy Statement/ Prospectus is mailed to Company Stockholders or Parent Stockholders, at the time of the meeting of Company Stockholders (the “COMPANY STOCKHOLDERS’ MEETING”) to consider the Company Stockholder Approval, at the time of the meeting of Parent Stockholders (the “PARENT STOCKHOLDERS’ MEETING”) to consider the Parent Stockholder Approval or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. The proxy statement included in the Proxy Statement/ Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub that is contained (including by incorporation by reference) in any of the foregoing documents.

      3.5     Litigation. Except as and to the extent disclosed in the Company SEC Documents filed prior to the Agreement Date (including the notes to the financial statements included therein), (a) there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against the Company or any of its Subsidiaries before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of the Company, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened, and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against the Company or any of its Subsidiaries, other than, in the cases of clauses (a) and (b), any such pending or threatened actions, suits, arbitrations, mediations, proceedings, claims or investigations or any such judgments, decrees, injunctions, rules or orders, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

      3.6     Compliance with Laws.

      (a) Applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and each of its Subsidiaries has complied, and is now in compliance, with all Applicable Law, (2) neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that the Company or any of its Subsidiaries has failed to comply, or is not in compliance, with Applicable Law and to the Company’s knowledge, no investigation or review of the Company or any of its Subsidiaries by any Governmental Authority is pending, and (3) to the Company’s knowledge, no such notification, investigation or review has been threatened in writing against the Company or any of its Subsidiaries and no reasonable basis therefor exists.

      (b) Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and its Subsidiaries hold all Governmental Permits and all such Governmental Permits are valid and in full force and effect, (2) neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that the Company or any of its Subsidiaries has failed to comply with or is not in compliance with any such Governmental Permit or regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Permit, and (3) to the Company’s knowledge, no such notification has been threatened in writing against the Company or any of its Subsidiaries and no reasonable basis therefor exists.

      3.7     Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company or one of its Subsidiaries (a) has good and valid title to all the properties and assets reflected in the latest audited balance sheet included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, except (1) Permitted Encumbrances, (2) such imperfections or irregularities of title, easements, covenants, rights-of-way and other Encumbrances as do not materially impair the continued use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (3) mortgages deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company included in the Company SEC Documents, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor.

      3.8     Taxes. The Company and each of its Subsidiaries (and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any such Subsidiary is or has been a member), (a) has properly completed and timely filed all material foreign, federal, state, local and municipal tax and information returns (collectively, “RETURNS”) required to be filed by it, (b) has timely paid all material taxes required to be paid by it for which payment was due, (c) has established an adequate accrual or reserve in accordance with GAAP applied on a consistent basis for the payment of all material taxes payable in respect of the periods or portions thereof prior to the date of the Company Balance Sheet (which accrual or reserve as of such date is fully reflected on the Company Balance Sheet), and (d) has no Liability for material taxes in excess of the amount so paid or accruals or reserves so established except for taxes subsequent to the date of the Company Balance Sheet incurred in the ordinary course of business. All such Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries has received any written notification from the Internal Revenue Service or any other taxing authority regarding any material issues that (a) are currently pending before the Internal Revenue Service or any other taxing agency or authority (including any sales or use taxing authority) regarding the Company, or (b) have been raised by the Internal Revenue Service or other taxing agency or authority and not yet finally resolved. No material tax liens are currently in effect against any of the assets of the Company or any of its Subsidiaries other than liens that arise by operation of law for taxes not yet due and payable. There is not in effect any waiver by the Company or any of its Subsidiaries of any statute of limitations with respect to any material taxes. Neither the Company nor any of its Subsidiaries has consented to extend to a date later than the Agreement Date the period in which any material tax may be assessed or collected by any taxing agency or authority. Neither the Company nor any of its Subsidiaries is a party to or bound by any material tax sharing, tax indemnity, or tax allocation agreement nor does the Company or any of its Subsidiaries have any material liability or material potential liability to another party under any such agreement. Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368(a) of the Code.

      3.9     Intellectual Property.

      (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and each of its Subsidiaries owns or has the valid right or license to use, and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license to third parties and/or dispose of (for purposes of this Section 3.9, “USE”) all Intellectual Property as currently Used in the conduct of the business of the Company and its Subsidiaries (such Intellectual Property being hereinafter collectively referred to as the “COMPANY IP RIGHTS”), and (2) all such Company IP Rights are owned or licensed by the Company free of all material liens and Encumbrances (other than Permitted Encumbrances). As used in this Agreement, “COMPANY-OWNED IP RIGHTS” means Company IP Rights that are or are purportedly owned or exclusively licensed to the Company or any of its Subsidiaries.

      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company’s entry into this Agreement nor the performance of its obligations contemplated hereby shall, in accordance with their terms (1) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Contract governing any Company IP Right, (2) materially impair the right of the Company or the Surviving Corporation or any Subsidiary of the Company to Use any Company IP Right or portion thereof as currently Used in the conduct of the Company’s business, or (3) cause any royalties fees or other payments to become payable by the Company or any of its Subsidiaries to any third person as a result of the Use of any Company IP Rights by the Company or cause any existing obligations to pay such royalties, fees or other payments to increase (other than due to increased sales of the Company’s products or services).

      (c) To the knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be excepted to have a Material Adverse Effect on the Company, the Use of any Company IP Right as currently Used in the conduct of its business does not infringe on or otherwise violate the rights of any third party. As of the Agreement Date, there is no pending, or to the knowledge of the Company, threatened, claim or litigation contesting the validity, ownership or right of the Company or any of its Subsidiaries to exercise any Company IP Right or which would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Company IP Rights, nor to the knowledge of the Company as of the Agreement Date, is there any legitimate basis for any such claim. None of the Company IP Rights is subject to any proceeding or outstanding order, contract or stipulation materially restricting the Company’s use of the Company IP Rights in the aggregate. To the knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no third party is infringing or otherwise violating any Company IP Right (other than unlicensed end users of the Company’s commercially available software products).

      (d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and each of its Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the proprietary and confidential rights and trade secrets in the Company IP Rights and (2) no current or former employee of, or independent contractor who has worked with, the Company or any of its Subsidiaries has any right or interest in any Company-Owned IP Rights.

      (e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company, all registered Company-Owned IP Rights are to the knowledge of the Company valid, enforceable and subsisting, and the Company or a Subsidiary of the Company is the record owner thereof.

      (f) Schedule 3.9(f) of the Company Disclosure Letter lists, as of the Agreement Date, all Contracts pursuant to which the Company or any of its Subsidiaries grants a third party exclusive rights under any material Company IP Rights.

      (g) To the knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in the release by the Company or any escrow agent to any third party of any Company Source Code. “COMPANY SOURCE CODE” means, collectively, any human readable software source code, or any material portion or aspect of the software source code which comprise part of the Company-Owned IP Rights.

      (h) To the knowledge of the Company, Schedule 3.9(h) of the Company Disclosure Letter lists Contracts with government entities, pursuant to which material computer software programs or applications owned or co-owned by the Company or any of its Subsidiaries were developed or co-developed and licensed and/or assigned to the Company.

      (i) To the knowledge of the Company, the Company and its Subsidiaries are in compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in any material Company IP Rights, except for such non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

      3.10     Employment.

      (a) The Company, each of its Subsidiaries and each ERISA Affiliate is in compliance with all Applicable Law and Contracts relating to each Company Benefit Arrangement, each Company Foreign Plan, employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) no union organizing effort with respect to employees of the Company or any of its Subsidiaries in underway and (2) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective employees which have, or would reasonably be expected to result in, an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority, and which individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

      (c) To the knowledge of the Company, neither the Company, its Subsidiaries, nor any ERISA Affiliate has at any time since the enactment of ERISA, sponsored a “multiemployer plan” as defined in Section 3(37) of ERISA. Neither the Company nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA. To the knowledge of the Company, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code) has occurred with respect to any Company Benefit Arrangement that is not subject to Title IV of ERISA.

      (d) With respect to the Company, any of its Subsidiaries and any ERISA Affiliate, the Company has made available to Parent (1) all employee benefit plans within the meaning of Section 3(3) of ERISA currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (2) each outstanding loan from the Company, any of its Subsidiaries or an ERISA Affiliate to an employee in excess of $250,000, (3) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements (other than Company Foreign Plans) currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (4) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements (other than Company Foreign Plans) currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (5) other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees that are currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, and (6) all employment or service agreements with a current service provider (except for offer letters providing for at-will employment which do not provide for severance, acceleration or post-termination benefits except as required by the law or applicable custom or rule of the relevant jurisdiction outside of the United States) where the obligations under any such agreement are in excess of $1,000,000 or if any such agreement is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), and (7) all change of control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, (x) any current director or officer of the Company or (y) any current employee or consultant (where the obligations of the Company or any of its Subsidiaries to such employee or consultant are greater than $500,000, of the Company or any of its Subsidiaries, in each case in the foregoing clauses (1)-(7) to the extent such plans, loans, programs, arrangements, agreements or other items are material to the business of the Company and its Subsidiaries taken as a whole (collectively, the “COMPANY BENEFIT ARRANGEMENTS”).

      (e) Neither the Company nor any of its Subsidiaries is a party to any Contract with any director or officer of the Company (1) the benefits of which are contingent, or the terms of which are materially altered as a result of the execution of this Agreement, stockholder approval of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), or (2) providing any fixed term of employment. No Company Benefit Arrangement will provide benefits that shall be increased, or the vesting of benefits of which shall be accelerated or the value of any of the benefits of which shall be calculated as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)). To the knowledge of the Company, there is no agreement, plan, arrangement or other Contract covering any current or former employee or consultant of the Company or any of its Subsidiaries or ERISA Affiliate to which the Company and/or any such Subsidiary is a party or by which the Company and/or any such Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transaction contemplated by this Agreement (or any event subsequent to and in combination with the Merger), result in a payment that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code.

      3.11     Absence of Certain Changes. Since September 30, 2004, the Company and each of its Subsidiaries has operated its business in all material respects in the ordinary course consistent with its past practices, and since such date there has not been with respect to the Company or any of its Subsidiaries, as applicable, (a) any Effect or Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company, (b) declaration, setting aside, making or payment of any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company, (c) reclassification, combination, split or subdivision of any capital stock of the Company, (d) redemption, purchase or other acquisition, directly or indirectly, by the Company of any capital stock, other equity interests or other securities of the Company (other than repurchases of shares in connection with the termination of the employment relationship with any employee), or (e) through the Agreement Date any incurrence of any indebtedness for borrowed money in excess of $10,000,000 in the aggregate for the Company and its Subsidiaries or issuance of any debt securities or assumption, guarantee or endorsement of the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for borrowed money (except for indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility or indebtedness of any wholly-owned Subsidiary of the Company to any other wholly-owned Subsidiary of the Company or indebtedness of the Company to any wholly-owned Subsidiary of the Company).

      3.12     Material Contracts.

      (a) Listing. Except for this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following as of the Agreement Date (each, a “COMPANY MATERIAL CONTRACT”):

(1) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(2) any Contract under which it has in excess of $10,000,000 of outstanding indebtedness for money borrowed as of the Agreement Date or guaranteed indebtedness for money borrowed of any Person (other than the Company and its Subsidiaries) in excess of $10,000,000 as of the Agreement Date;

(3) any Contract that (i) restricts it from participating or competing in any line of business, market or geographic area, (ii) contains most favored customer pricing provisions, or (iii) grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person, in each case in a manner which is material to the business of the Company and its Subsidiaries taken as a whole;

(4) any Contract that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement; or

(5) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect on the Company.

A complete and correct copy of each agreement or document required by the foregoing subsections (1)-(5) of this Section 3.12(a) to be listed on Schedule 3.12(a) of the Company Disclosure Letter has been made available by the Company to Parent and its counsel or filed by the Company with the SEC. All Company Material Contracts are in written form.

      (b) No Default. Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any counterparty to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both), would constitute a default under, or give any counterparty the right to exercise any remedy (including the right to a rebate, refund, credit, change in performance schedule, cancellation, termination or modification) pursuant to, the provisions of any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

      3.13     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (a) the operations of the Company and its Subsidiaries are, and at all times have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Governmental Permits required by Environmental Laws, (b) there are no pending or, to the knowledge of the Company, threatened, suits, actions, investigations or proceedings under or pursuant to Environmental Laws against the Company or any of its Subsidiaries or involving any real property currently or, to the knowledge of the Company, formerly owned, operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, by the Company or any of its Subsidiaries, (c) to the Company’s knowledge, the Company and its Subsidiaries have received no written allegations of any Liabilities under any Environment Law and the Company has no knowledge or any pending or threatened such allegations, and (d) neither the Company nor any of its Subsidiaries has generated, transported, treated, stored, installed, disposed of or released any Hazardous Materials in violation of, or in a manner that would reasonably be expected to give rise to liability to the Company or its Subsidiaries under, any Environmental Laws.

      3.14     Interested Party Transactions. Since the date of filing with the SEC of the proxy statement for the 2004 Annual Meeting of Stockholders of the Company, no event has occurred as of the Agreement

Date that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

      3.15     State Takeover Statutes. The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation, nor any takeover-related provision in the Company Charter Documents, would (a) prohibit or restrict the Company’s ability to perform its obligations under this Agreement, any related agreement or the Certificate of Merger or its ability to consummate the transactions contemplated hereby and thereby, (b) have the effect of invalidating or voiding this Agreement or the Certificate of Merger, or any provision hereof or thereof, or (c) subject Parent to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger.

      3.16     Brokers. Except for fees payable to Goldman, Sachs & Co. (“GOLDMAN SACHS”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

      3.17     Opinion of Financial Advisor. The Company has received the opinion of its financial advisor, Goldman Sachs, dated December 15, 2004, to the effect that, as of such date and based on and subject to the matters set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

      3.18     Rights Agreement. The Company has taken all action so that (i) the execution of this Agreement, the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the occurrence of a Distribution Date (as defined in the Company Rights Agreement) under the Company Rights Agreement or otherwise cause the Company Rights to be exercisable, and (ii) the Company Rights will expire immediately prior to the Effective Time.

ARTICLE 4

Representations and Warranties of Parent

      Except as set forth in the disclosure letter of Parent addressed to the Company, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “PARENT DISCLOSURE LETTER”) referencing a representation or warranty herein (it being understood that Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections contained in this Agreement, and the disclosures in any section or subsection of Parent Disclosure Letter shall qualify all of the applicable representations and warranties in the corresponding section or subsection of this Article 4 and, in addition, in all other sections or subsections in this Article 4 to the extent it is reasonably apparent from the text of such disclosure that that such disclosure is applicable to such other sections or subsections), Parent represents and warrants to the Company as follows:

      4.1     Organization.

      (a) Standing and Power. Each of Parent and its Subsidiaries (i) is a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions which recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

      (b) Charter Documents. Parent has made available to the Company or filed with the SEC prior to the Agreement Date: (i) a complete and correct copy of the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of Parent, each as amended to date, and (ii) a complete and correct copy of the articles or certificate of incorporation and bylaws (or like organizational documents), each as amended to date, of each of its Significant Subsidiaries (collectively with the documents identified in the preceding clause (i), the “PARENT CHARTER DOCUMENTS”), and each such instrument is in full force and effect. Neither Parent nor any of such Subsidiaries is in violation of any of its Parent Charter Documents, except in the case of such Significant Subsidiaries as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

      (c) Subsidiaries. Schedule 4.1(c) of the Parent Disclosure Letter sets forth a list of each Subsidiary of Parent. All the outstanding shares of capital stock of, or other equity or voting interests in, each Significant Subsidiary of Parent (i) are owned directly or indirectly by Parent, free and clear of all Encumbrances (except for Permitted Encumbrances and restrictions imposed by applicable securities laws), (ii) are not subject to any preemptive right or right of first refusal created by Applicable Law, Parent Charter Documents or any Contract to which such Significant Subsidiary is a party or by which it is bound, and (iii) are duly authorized, validly issued, fully paid and nonassessable. Other than the Subsidiaries of Parent, as of the Agreement Date, neither Parent nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person where the aggregate book value reflected on Parent Balance Sheet (or the cost to Parent and its Subsidiaries with respect to securities acquired after September 30, 2004) of all such securities issued by any single Person exceeds $5,000,000. As of the Agreement Date, there are no outstanding obligations of Parent or any of its Subsidiaries under any Contract to which it is a party or by which it is otherwise bound to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in any other Person (other than Parent or such a Subsidiary) in an amount in excess of $5,000,000 in respect of any single Person.

      4.2     Capitalization of Parent and Merger Sub.

      (a) Capital Stock. The authorized capital stock of Parent consists solely of 1,600,000,000 shares of Parent Common Stock and 1,000,000 shares of Parent Preferred Stock, of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock and reserved for issuance upon the exercise of the Parent Rights. As of the close of business on December 13, 2004, (i) 706,011,672 shares of Parent Common Stock were issued and outstanding, (ii) 2,200 shares of Parent Common Stock were held in treasury by Parent and its Subsidiaries, and (iii) no shares of Parent Preferred Stock were issued or outstanding. From December 13, 2004 through the Agreement Date, no shares of Parent Common Stock have been issued by Parent or any Subsidiary of Parent other than pursuant to the exercise of Parent Options that were outstanding on December 13, 2004. All issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and are not subject to preemptive rights created by Applicable Law, the Parent Charter Documents or any Contract to which the Parent is a party or by which it is bound. All shares of capital stock of Parent (and associated Parent Rights under the Parent Rights Agreement) which may be issued or reserved for issuance as contemplated by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights created by Applicable Law, the Parent Charter Documents or any Contract to which the Parent is a party or by which it is bound.

      (b) Stock Options, Purchase Plans, Restricted Stock Units and Convertible Securities. As of the close of business on December 13, 2004, (i) 71,851,929 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options under the Parent Option Plans, (ii) 568,856 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options outside the Parent Option Plans, (iii) 54,900,676 shares of Parent Common Stock were reserved for future issuance under the Parent Option Plans (excluding shares subject to issuance pursuant to outstanding Parent Options), (iv) 23,734,398 shares of Parent Common Stock were reserved for future issuance under the Parent ESPP, and (v) 200,000 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent

Restricted Stock Units. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding or authorized stock appreciation, profit participation (other than Parent bonus plans), “phantom stock,” or other similar plans or Contracts with respect to the Parent or any of its Subsidiaries.

      (c) No Other Rights. As of the close of business on December 13, 2004, except as set forth in the preceding subsection (b) and except for Parent Rights issued pursuant to the Parent Rights Agreement (in respect of which no Distribution Date (as defined in the Parent Rights Agreement) has occurred), there were no options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts (to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound) outstanding to purchase or otherwise acquire any Parent Voting Debt, any shares of capital stock of Parent or any of its Subsidiaries or any securities or debt exercisable for, convertible into or exchangeable for capital stock of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. From December 13, 2004 through the Agreement Date, neither Parent nor any its Subsidiaries has issued or entered into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract, except for Parent Rights issued pursuant to the Parent Rights Agreement upon the issuance of Parent Common Stock (in respect of which Parent Rights no Distribution Date has occurred). The Parent Charter Documents do not provide, and neither Parent nor any of its Significant Subsidiaries is a party to or otherwise bound by any Contract providing, for registration rights, rights of first refusal in favor of a third party, preemptive rights, co-sale rights, antidilution rights, redemption rights or other similar rights or other restrictions applicable to any outstanding securities of Parent or its Significant Subsidiaries. Neither Parent nor any of its Significant Subsidiaries is a party to or otherwise bound by any Contract (including any voting agreement, voting trust or proxy, other than proxies to be submitted in connection with the Parent Stockholders’ Meeting) regarding the voting of any outstanding securities of Parent or its Significant Subsidiaries. Except for the Parent Rights Agreement, neither Parent nor any of its Significant Subsidiaries is a party to or otherwise bound by any rights agreement or “poison pill” anti-takeover plan.

      (d) Voting Debt. There are no issued or outstanding bonds, debentures, notes or other evidences of indebtedness having the right to vote on any matters on which stockholders of the Parent may vote (“PARENT VOTING DEBT”).

      (e) Legal Compliance. All outstanding shares of Parent Common Stock, all outstanding Parent Options, and all outstanding shares of capital stock of each Subsidiary of the Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued.

      (f) Ownership of the Company. To the knowledge of Parent, neither Parent nor any of its Subsidiaries owns any shares of capital stock of the Company or any of its Subsidiaries.

      (g) Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub Common Stock. As of the Agreement Date, there are 1,000 shares of Merger Sub Common Stock issued and outstanding, all of which are held directly by Parent. All of the outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Merger Sub was formed by Parent solely for the purpose of consummating the Merger and the other transactions contemplated by this Agreement. Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities, nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement.

      4.3     Authorization.

      (a) Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject in the case of consummation of the Merger to obtaining (i) the Parent Stockholder Approval (as defined below) and (ii) the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub (which shall be effected by Parent promptly following execution of this Agreement). The execution and delivery of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the Parent Stockholder Approval, (ii) the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub (which shall be effected by Parent promptly following execution of this Agreement), and (iii) the filing of the Certificate of Amendment with the Office of the Secretary of State of the State of Delaware.

      (b) Board Approval. The Board of Directors of Parent has (i) determined that this Agreement, the Merger, the Parent Stock Issuance and the Parent Charter Amendments are advisable and fair to and in the best interests of Parent and its stockholders, (ii) duly approved this Agreement, the Merger, the Parent Stock Issuance, the Parent Charter Amendments and the other transactions contemplated hereby, which approval has not been rescinded or modified, (iii) resolved (subject to Section 5.2(d)) to recommend the Parent Stock Issuance and Parent Charter Amendments to the Parent Stockholders for approval, and (iv) directed that the Parent Stock Issuance and Parent Charter Amendments be submitted to the Parent Stockholders for consideration in accordance with this Agreement.

      (c) Stockholder Approval. The affirmative vote of a majority of the votes cast on the Parent Stock Issuance by the holders of Parent Common Stock at the Parent Stockholders’ Meeting (as defined below), provided that the total vote cast on the Parent Stock Issuance represents over 50% in interest of all securities entitled to vote thereon, is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the Parent Stock Issuance. The affirmative vote of holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the Parent Charter Amendments at the Parent Stockholders’ Meeting (collectively with the affirmative vote referred to in the preceding sentence, the “PARENT STOCKHOLDER APPROVAL”) is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the Parent Charter Amendments.

      (d) Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

      (e) No Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Parent or any of its Subsidiaries to enable Parent or Merger Sub to lawfully enter into, and perform its obligations under, this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) such filings and notifications as may be required to be made by Parent and Merger Sub in connection with the Merger under the HSR Act and the antitrust, competition or similar laws of any foreign jurisdiction and the expiration or early termination of applicable waiting periods under the HSR Act and such foreign laws, (iii) the filing with the SEC of the Registration Statement (including the Proxy Statement/Prospectus) and such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the effectiveness of the Registration Statement, (iv) such other filings and notifications as may be required to be made by Parent and Merger Sub under federal, state or foreign securities laws or the rules and regulations of the Nasdaq Stock Market, (v) the Parent Stockholder Approval, and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to materially affect the ability of Parent or Merger Sub to consummate the Merger or have a Material Adverse Effect on Parent.

      (f) No Conflict. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or require any consent, waiver or approval under, (i) the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in the preceding subsection (e), any Applicable Law applicable to Parent, any of its Subsidiaries or any of their respective assets or properties, or (iii) any Contract or Governmental Permit to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, other than, in the cases of clauses (ii) and (iii), any such conflicts, violations, breaches or defaults, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not reasonably be expected to materially affect the ability of Parent or Merger Sub to consummate the Merger or have a Material Adverse Effect on Parent.

      4.4     SEC Filings.

      (a) SEC Reports. Parent has filed with the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents (including exhibits and all other items incorporated by reference) required to be filed by Parent since March 29, 2003 (all such required registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents, including those that Parent may file subsequent to the Agreement Date, are referred to herein as the “PARENT SEC DOCUMENTS”). As of their respective dates, Parent SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes Act (to the extent then applicable), and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Parent SEC Document. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

      (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents (the “PARENT FINANCIAL STATEMENTS”), including each Parent SEC Document filed after the Agreement Date until the Closing, (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or Form 8-K) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s and its Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments which were not material). Except as reflected in the balance sheet of Parent dated October 1, 2004 included in the Form 10-Q filed by Parent with the SEC on November 8, 2004 (the “PARENT BALANCE SHEET”) (or described in the notes thereto), neither Parent nor any of its Subsidiaries has any Liabilities of any nature that would be required to be disclosed on a consolidated balance sheet of Parent and its Subsidiaries prepared in accordance with GAAP consistently applied, except (i) Liabilities incurred since October 1, 2004 in the ordinary course of business consistent with past practice, (ii) Liabilities under a Parent Material Contract (as defined in Section 4.12 below) set forth on Schedule 4.4(b) of the Parent Disclosure Letter or under a Contract entered into to by Parent or any of its Subsidiaries subsequent to the Agreement Date not in violation of Section 5.2(b) below, (iii) Liabilities reserved against in the Parent Balance Sheet (but only to the extent of such reserve),

(iv) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and (v) Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

      (c) Sarbanes Act. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes Act and the rules and regulations of the SEC promulgated thereunder with respect to Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

      (d) Amendments. Parent has heretofore made available to the Company a complete and correct copy of any amendments or modifications effected prior to the Agreement Date, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

      (e) Registration Statement. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company Stockholders or Parent Stockholders, at the time of the Company Stockholders’ Meeting, at the time of the meeting of Parent Stockholders’ Meeting to consider the Parent Stockholder Approval or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any statements made or incorporated by reference therein based on information supplied by the Company that is contained (including by incorporation by reference) in any of the foregoing documents.

      4.5     Litigation. Except as and to the extent disclosed in the Parent SEC Documents filed prior to the Agreement Date (including the notes to the financial statements included therein), (a) there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against Parent or any of its Subsidiaries before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of the Company, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened, and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against Parent or any of its Subsidiaries, other than, in the cases of clauses (a) and (b), any such pending or threatened actions, suits, arbitrations, mediations, proceedings, claims or investigations or any such judgments, decrees, injunctions, rules or orders, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

      4.6     Compliance with Laws.

      (a) Applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) Parent and each of its Subsidiaries has complied, and is now in compliance, with all Applicable Law, (2) neither Parent nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that Parent or any of its Subsidiaries has failed to comply, or is not in compliance, with Applicable Law and to Parent’s knowledge, no investigation or review of Parent or any of its Subsidiaries by any Governmental Authority is pending, and (3) to Parent’s knowledge, no such notification, investigation or review has been threatened in writing against Parent or any of its Subsidiaries and no reasonable basis therefor exists.

      (b) Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) Parent and its Subsidiaries hold all Governmental Permits and all such Governmental Permits are valid and in full force and effect, (2) neither Parent nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that Parent or any of its Subsidiaries has failed to comply with or is not in compliance with any such Governmental Permit or regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Permit, and (3) to Parent’s knowledge, no such notification has been threatened in writing against Parent or any of its Subsidiaries and no reasonable basis therefor exists.

      4.7     Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent or one of its Subsidiaries (a) has good and valid title to all the properties and assets reflected in the latest audited balance sheet included in the Parent SEC Documents as being owned by Parent or one of its Subsidiaries or acquired after the date thereof that are material to Parent’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, except (1) Permitted Encumbrances, (2) such imperfections or irregularities of title, easements, covenants, rights-of-way and other Encumbrances as do not materially impair the continued use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (3) mortgages, deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of Parent included in the Parent SEC Documents, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Parent SEC Documents or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Parent’s knowledge, the lessor.

      4.8     Taxes. Parent and each of its Subsidiaries (and any consolidated, combined, unitary or aggregate group for tax purposes of which Parent or any such Subsidiary is or has been a member), (a) has properly completed and timely filed all material Returns required to be filed by it, (b) has timely paid all material taxes required to be paid by it for which payment was due, (c) has established an adequate accrual or reserve in accordance with GAAP applied on a consistent basis for the payment of all material taxes payable in respect of the periods or portions thereof prior to the date of Parent Balance Sheet (which accrual or reserve as of such date is fully reflected on Parent Balance Sheet), and (d) has no Liability for material taxes in excess of the amount so paid or accruals or reserves so established except for taxes subsequent to the date of Parent Balance Sheet incurred in the ordinary course of business. All such Returns are true, correct and complete in all material respects. Neither Parent nor any of its Subsidiaries has received any written notification from the Internal Revenue Service or any other taxing authority regarding any material issues that (a) are currently pending before the Internal Revenue Service or any other taxing agency or authority (including any sales or use taxing authority) regarding Parent, or (b) have been raised by the Internal Revenue Service or other taxing agency or authority and not yet finally resolved. No material tax liens are currently in effect against any of the assets of Parent or any of its Subsidiaries other than liens that arise by operation of law for taxes not yet due and payable. There is not in effect any waiver by Parent or any of its Subsidiaries of any statute of limitations with respect to any material taxes. Neither Parent nor any of its Subsidiaries has consented to extend to a date later than the Agreement Date the period in which any material tax may be assessed or collected by any taxing agency or authority. Neither Parent nor any of its Subsidiaries is a party to or bound by any material tax sharing, tax indemnity, or tax allocation agreement nor does Parent or any of its Subsidiaries have any material liability or material potential liability to another party under any such agreement. Neither Parent nor any of its Subsidiaries has ever been a member of a consolidated, combined, unitary or aggregate group of which Parent was not the ultimate parent corporation. Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368(a) of the Code.

      4.9     Intellectual Property.

      (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) Parent and each of its Subsidiaries owns or has the valid right or license to use, and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license to third parties and/or dispose of (for purposes of this Section 4.9, “USE”) all Intellectual Property as currently Used in the conduct of the business of the Parent and its Subsidiaries (such Intellectual Property being hereinafter collectively referred to as the “PARENT IP RIGHTS”), and (ii) all such Parent IP Rights are owned or licensed by the Parent free of all material liens and Encumbrances (other than Permitted Encumbrances). As used in this Agreement, “PARENT-OWNED IP RIGHTS” means Parent IP Rights that are or are purportedly owned or exclusively licensed to Parent or any of its Subsidiaries.

      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, neither Parent’s entry into this Agreement nor the performance of its obligations contemplated hereby shall, in accordance with their terms (1) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Contract governing any Parent IP Right, (2) materially impair the right of the Parent or any Subsidiary of the Parent to Use any Parent IP Right or portion thereof as currently Used in the conduct of the Parent’s business, or (3) cause any royalties fees or other payments to become payable by the Parent or any of its Subsidiaries to any third person as a result of the Use of any Parent IP Rights by the Parent or cause any existing obligations to pay such royalties, fees or other payments to increase (other than due to increased sales of the Parent’s products or services).

      (c) To the knowledge of the Parent, and except as would not, individually or in the aggregate, reasonably be excepted to have a Material Adverse Effect on the Parent, the Use of any Parent IP Right as currently Used in the conduct of its business does not infringe on or otherwise violate the rights of any third party. As of the Agreement Date, there is no pending, or to the knowledge of the Parent, threatened, claim or litigation contesting the validity, ownership or right of the Parent or any of its Subsidiaries to exercise any Parent IP Right or which would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Parent IP Rights, nor to the knowledge of the Parent as of the Agreement Date, is there any legitimate basis for any such claim. None of the Parent IP Rights is subject to any proceeding or outstanding order, contract or stipulation materially restricting the Parent’s use of the Parent IP Rights in the aggregate. To the knowledge of the Parent, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent, no third party is infringing or otherwise violating any Parent IP Right (other than unlicensed end users of the Parent’s commercially available software products).

      (d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) the Parent and each of its Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the proprietary and confidential rights and trade secrets in the Parent IP Rights and (2) no current or former employee of, or independent contractor who has worked with, the Parent or any of its Subsidiaries has any right or interest in any Parent-Owned IP Rights.

      (e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all registered Parent-Owned IP Rights are to the knowledge of Parent valid, enforceable and subsisting, and Parent or a Subsidiary of Parent is the record owner thereof.

      (f) Schedule 4.9(f) of the Parent Disclosure Letter lists, as of the Agreement Date, all Contracts pursuant to which Parent or any of its Subsidiaries grants a third party exclusive rights under any material Parent IP Rights.

      (g) To the knowledge of Parent, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in the release by Parent or any escrow agent to any third party of any Parent Source Code. “PARENT SOURCE CODE” means, collectively, any human readable software source code, or any material portion or aspect of the software source code which comprise part of the Parent-Owned IP Rights.

      (h) To the knowledge of Parent, Schedule 4.9(h) of the Parent Disclosure Letter lists Contracts with government entities, pursuant to which material computer software programs or applications owned or co-owned by Parent or any of its Subsidiaries were developed or co-developed and licensed and/or assigned to Parent.

      (i) To the knowledge of Parent, Parent and its Subsidiaries are in compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in any material Parent IP Rights, except for such non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

      4.10     Employment.

      (a) Parent, each of its Subsidiaries and each ERISA Affiliate is in compliance with all Applicable Law and Contracts relating to each Parent Benefit Arrangement, each Parent Foreign Plan, employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

      (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) no union organizing effort with respect to employees of Parent or any of its Subsidiaries in underway and (2) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries. There are no controversies pending or, to the knowledge of Parent, threatened, between Parent or any Subsidiary and any of their respective employees which have, or would reasonably be expected to result in, an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority, and which individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

      (c) To the knowledge of Parent, neither Parent, its Subsidiaries, nor any ERISA Affiliate has at any time since the enactment of ERISA, sponsored a “multiemployer plan” as defined in Section 3(37) of ERISA. Neither Parent nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA. To the knowledge of Parent, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code) has occurred with respect to any Parent Benefit Arrangement that is not subject to Title IV of ERISA.

      (d) With respect to Parent, any of its Subsidiaries and any ERISA Affiliate, Parent has made available to the Company (1) all employee benefit plans within the meaning of Section 3(3) of ERISA currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (2) each outstanding loan from Parent, any of its Subsidiaries or an ERISA Affiliate to an employee in excess of $250,000, (3) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements (other than Parent Foreign Plans) currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (4) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements (other than Parent Foreign Plans) currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (5) other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees that are currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, and (6) all employment or service agreements with a current service provider (except for offer letters providing for at-will employment which do not provide for severance, acceleration or post-termination benefits except as required by the law or applicable custom or rule of the relevant jurisdiction outside of the United States) where the obligations under any such agreement are in excess of $1,000,000 or if any such agreement is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), and (7) all change of control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, (x) any current director or officer of Parent or (y) any current employee or consultant (where the obligations of Parent or any of its Subsidiaries to such employee or consultant are greater than $500,000, of Parent or any of its Subsidiaries, in each case in the foregoing clauses (1)-(7) to the extent such plans, loans, programs, arrangements, agreements or other items are material to the business of Parent and its Subsidiaries taken as a whole (collectively, the “PARENT BENEFIT ARRANGEMENTS”).

      (e) Neither Parent nor any of its Subsidiaries is a party to any Contract with any director or officer of Parent (1) the benefits of which are contingent, or the terms of which are materially altered as a result of the execution of this Agreement, stockholder approval of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), or (2) providing any fixed term of employment. No Parent Benefit Arrangement will provide benefits that shall be increased, or the vesting of benefits of which shall be accelerated or the value of any of the benefits of which shall be calculated as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)).

      4.11     Absence of Certain Changes. Since October 1, 2004, Parent and each of its Subsidiaries has operated its business in all material respects in the ordinary course consistent with its past practices, and since such date there has not been with respect to Parent or any of its Subsidiaries, as applicable, (a) any Effect or Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Parent, (b) declaration, setting aside, making or payment of any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Parent, (c) reclassification, combination, split or subdivision of any capital stock of Parent, (d) redemption, purchase or other acquisition, directly or indirectly, by Parent of any capital stock, other equity interests or other securities of Parent (other than repurchases of shares in connection with the termination of the employment relationship with any employee), or (e) through the Agreement Date any incurrence of any indebtedness for borrowed money in excess of $10,000,000 in the aggregate for Parent and its Subsidiaries or issuance of any debt securities or assumption, guarantee or endorsement of the obligations of any Person (other than a wholly-owned Subsidiary of Parent) for borrowed money (except for indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility or indebtedness of any wholly-owned Subsidiary of Parent to any other wholly-owned Subsidiary of Parent or indebtedness of Parent to any wholly-owned Subsidiary of Parent).

      4.12     Material Contracts.

      (a) Listing. Except for this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any of the following as of the Agreement Date (each, a “PARENT MATERIAL CONTRACT”):

(1) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(2) any Contract under which it has in excess of $10,000,000 of outstanding indebtedness for money borrowed as of the Agreement Date or guaranteed indebtedness for money borrowed of any Person (other than Parent and its Subsidiaries) in excess of $10,000,000 as of the Agreement Date;

(3) any Contract that (i) restricts it from participating or competing in any line of business, market or geographic area, (ii) contains most favored customer pricing provisions, or (iii) grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person, in each case in a manner which is material to the business of Parent and its Subsidiaries taken as a whole;

(4) any Contract that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement; or

(5) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect on Parent.

A complete and correct copy of each agreement or document required by the foregoing subsections (1)-(5) of this Section 4.12(a) to be listed on Schedule 4.12(a) of the Parent Disclosure Letter has been made available by Parent to the Company and its counsel or filed by Parent with the SEC. All Parent Material Contracts are in written form.

      (b) No Default. Neither Parent nor any of its Subsidiaries, nor, to Parent’s knowledge, any counterparty to any Parent Material Contract, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both), would constitute a default under, or give any counterparty the right to exercise any remedy (including the right to a rebate, refund, credit, change in performance schedule, cancellation, termination or modification) pursuant to, the provisions of any Parent Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

      4.13     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (a) the operations of Parent and its Subsidiaries are, and at all times have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Governmental Permits required by Environmental Laws, (b) there are no pending or, to the knowledge of Parent, threatened, suits, actions, investigations or proceedings under or pursuant to Environmental Laws against Parent or any of its Subsidiaries or involving any real property currently or, to the knowledge of Parent, formerly owned, operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, by Parent or any of its Subsidiaries, (c) to Parent’s knowledge, Parent and its Subsidiaries have received no written allegations of any Liabilities under any Environment Law and Parent has no knowledge or any pending or threatened such allegations, and (d) neither Parent nor any of its Subsidiaries has generated, transported, treated, stored, installed, disposed of or released any Hazardous Materials in violation of, or in a manner that would reasonably be expected to give rise to liability to Parent or its Subsidiaries under, any Environmental Laws.

      4.14     Interested Party Transactions. Since the date of filing with the SEC of the proxy statement for the 2004 Annual Meeting of Stockholders of Parent, no event has occurred as of the Agreement Date that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

      4.15     State Takeover Statutes. Parent has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by the Company with its obligations hereunder and the accuracy of the representations and warranties made by the Company herein, no “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation, nor any takeover-related provision in the Parent Charter Documents, would (a) prohibit or restrict Parent’s and Merger Sub’s ability to perform their respective obligations under this Agreement, any related agreement or the Certificate of Merger or their ability to consummate the transactions contemplated hereby and thereby, (b) have the effect of invalidating or voiding this Agreement or the Certificate of

Merger, or any provision hereof or thereof, or (c) subject the Company to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger.

      4.16     Brokers. Except for fees payable to Lehman Brothers Inc. (“LEHMAN”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

      4.17     Opinion of Financial Advisor. Parent has received the opinion of its financial advisor, Lehman, dated December 15, 2004, to the effect that, as of such date and based on and subject to the matters set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to Parent.

      4.18     Rights Agreement. Parent has taken all action so that the execution of this Agreement, the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the occurrence of a Distribution Date (as defined in the Parent Rights Agreement) under the Parent Rights Agreement or otherwise cause the Parent Rights to be exercisable.

ARTICLE 5

COVENANTS

      5.1     Conduct of Business.

      (a) Company. The Company agrees that, between the Agreement Date and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly provided by any other provision of this Agreement, or unless Parent shall otherwise agree in advance in writing (which agreement shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, (i) subject to the restrictions and exceptions set forth in this Section 5.1(a), conduct its operations in all material respects only in the ordinary and usual course of business consistent with past practice and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants of the Company and each of its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with their customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly provided by any other provision of this Agreement, the Company shall not and shall not permit any of its Subsidiaries to (unless required by Applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(1) amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents;

(2) issue, sell, grant, transfer or authorize the issuance, sale, grant or transfer of any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of the Company or any of its Subsidiaries, except for (A) the issuance of securities issuable upon the exercise of options or other rights outstanding as of the Agreement Date, (B) grants of stock options and restricted stock reflected in Schedule 5.1(a)(2) of the Company Disclosure Letter, (C) the issuance of securities upon the conversion of the Company’s 0.25% convertible subordinated debentures due August 1, 2013, (D) the issuance of securities upon exercise of exchange rights with respect to the Exchangeable Shares, (E) the issuance of Company Rights in accordance with the Company Rights Agreement, and (G) the issuance of Company Options in connection with acquisitions permitted pursuant to Section 5.1(a)(13);

(3) sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any material property or assets of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(4) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company or enter into any agreement with respect to the voting of the capital stock of the Company;

(5) (A) reclassify, combine, split or subdivide any capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of the Company (other than repurchases of shares in connection with the termination of the employment relationship with any employee pursuant to agreements in effect on the Agreement Date or entered into in the ordinary course of business consistent with past practice after the Agreement Date);

(6) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for borrowed money, except for (i) indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility, (ii) indebtedness of any wholly-owned Subsidiary of the Company to any other wholly-owned Subsidiary of the Company or indebtedness of the Company to any wholly-owned Subsidiary of the Company, or (iii) letters of credit entered into in the ordinary course of business consistent with past practice, (B) terminate, cancel, or agree to any material and adverse change in, any Company Material Contract other than in the ordinary course of business consistent with past practice, or (C) make or authorize any material loan to any Person (other than a Subsidiary of the Company) outside the ordinary course of business;

(7) (A) increase the base salary, incentive compensation (whether in Company Common Stock or cash), severance benefits or perquisites payable or to become payable to directors or executive officers of the Company (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice), (B) increase the compensation or benefits payable or to become payable to its other employees (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice), (C) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries (other than with respect to newly hired employees in accordance with past practices of the Company or any of its Subsidiaries), (D) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Arrangement for the benefit of any director, officer, consultant or employee, except to the extent required by Applicable Law or in the ordinary course of business consistent with past practice, or (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Arrangement or Company Option;

(8) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or IAS or by a Governmental Authority;

(9) except in the ordinary course of business consistent with past practice or except as required by Applicable Law, make any material tax election or settle or compromise any material liability for taxes (except to the extent that any such election, settlement or compromise does not result in or create an obligation to pay taxes in excess of amounts reserved therefor in the Company Balance Sheet), or change any annual tax accounting period or method of tax accounting;

(10) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party and which relates to a business combination involving the Company;

(11) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business, (B) as may be required by GAAP or IAS, or (C) otherwise not in excess of $5,000,000 in the aggregate;

(12) except as permitted by Section 5.17(c), take any action to render inapplicable, or to exempt any third Person (other than Parent or Merger Sub) from, (A) the provisions of Delaware Law or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(13) acquire, or agree to acquire, from any Person any operation, division or business, or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person, except in connection with acquisitions of operations, divisions or businesses in the Company’s existing or a related line of business that do not present a material risk of delaying the Merger for consideration payable in cash (and the assumption of stock options and conversion of such options into Company Options) for an aggregate purchase price (including any assumed indebtedness) in the case of each individual acquisition not in excess of $100,000,000 and in the case of all such acquisitions not in excess of $300,000,000;

(14) take any action that is intended to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

(15) except as permitted by Section 5.17(a), amend or alter its shareholder rights agreement, or “poison pill”;

(16) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

      (b) Parent. Parent agrees that, between the Agreement Date and the Effective Time, except as set forth in Section 5.1(b) of Parent Disclosure Letter or as expressly provided by any other provision of this Agreement, or unless Parent shall otherwise agree in advance in writing (which agreement shall not be unreasonably withheld or delayed), Parent shall, and shall cause each of its Subsidiaries to, (i) subject to the restrictions and exceptions set forth in this Section 5.1(b), conduct its operations in all material respects only in the ordinary and usual course of business consistent with past practice and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants of Parent and each of its Subsidiaries and to preserve the current relationships of Parent and its Subsidiaries with their customers, suppliers and other Persons with which Parent or any of its Subsidiaries has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.1(b) of Parent Disclosure Letter or as expressly provided by any other provision of this Agreement, Parent shall not and shall not permit any of its Subsidiaries to (unless required by Applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(1) amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents;

(2) issue, sell, grant, transfer or authorize the issuance, sale, grant or transfer of any shares of capital stock of, or other equity interests in, Parent or any of its Subsidiaries, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of Parent or any of its Subsidiaries, except for (A) the issuance of securities issuable upon the exercise of options or other rights outstanding as of the Agreement Date, (B) grants of stock options and restricted stock reflected in Schedule 5.1(a)(2) of the Parent Disclosure Letter, (C) the issuance of Parent Rights in accordance with the Parent Rights Agreement, and (D) the issuance of Parent Options in connection with acquisitions permitted pursuant to Section 5.1(b)(13);

(3) sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any material property or assets of Parent or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(4) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Parent or enter into any agreement with respect to the voting of the capital stock of Parent;

(5) (A) reclassify, combine, split or subdivide any capital stock of Parent or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of Parent (other than repurchases of shares in connection with the termination of the employment relationship with any employee pursuant to agreements in effect on the Agreement Date or entered into in the ordinary course of business consistent with past practice after the Agreement Date);

(6) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of Parent) for borrowed money, except for (i) indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility, (ii) indebtedness of any wholly-owned Subsidiary of Parent to any other wholly-owned Subsidiary of Parent or indebtedness of Parent to any wholly-owned Subsidiary of Parent, or (iii) letters of credit entered into in the ordinary course of business consistent with past practice, (B) terminate, cancel, or agree to any material and adverse change in, any Parent Material Contract other than in the ordinary course of business consistent with past practice, or (C) make or authorize any material loan to any Person (other than a Subsidiary of Parent) outside the ordinary course of business;

(7) (A) increase the base salary, incentive compensation (whether in Parent Common Stock or cash), severance benefits or perquisites payable or to become payable to directors or executive officers of Parent (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice), (B) increase the compensation or benefits payable or to become payable to its other employees (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice), (C) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or any of its Subsidiaries (other than with respect to newly hired employees in accordance with past practices of Parent or any of its Subsidiaries), (D) establish, adopt, enter into or amend any collective bargaining agreement or Parent Benefit Arrangement for the benefit of any director, officer, consultant or employee, except to the extent required by Applicable Law or in the ordinary course of business consistent with past practice, or (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Arrangement or Parent Option;

(8) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or IAS or by a Governmental Authority;

(9) except in the ordinary course of business consistent with past practice or except as required by Applicable Law, make any material tax election or settle or compromise any material liability for taxes (except to the extent that any such election, settlement or compromise does not result in or create an obligation to pay taxes in excess of amounts reserved therefor in the Parent Balance Sheet), or change any annual tax accounting period or method of tax accounting;

(10) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Parent is a party and which relates to a business combination involving Parent;

(11) write up, write down or write off the book value of any assets, individually or in the aggregate, for Parent and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business, (B) as may be required by GAAP or IAS, or (C) otherwise not in excess of $5,000,000;

(12) except as permitted by Section 5.17(c), take any action to render inapplicable, or to exempt any third Person (other than the Company) from, (A) the provisions of the Delaware Law or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(13) acquire, or agree to acquire, from any Person any operation, division or business, or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person, except in connection with acquisitions of operations, divisions or businesses in Parent’s existing or a related line of business that do not present a material risk of delaying the Merger for consideration payable in cash (and the assumption of stock options and conversion of such options into Parent Options) for an aggregate purchase price (including any assumed indebtedness) in the case of each individual acquisition not in excess of $100,000,000 and in the case of all such acquisitions not in excess of $300,000,000;

(14) take any action that is intended to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

(15) except as permitted by Section 5.17(b), amend or alter its shareholder rights agreement, or “poison pill”; or

(16) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

      5.2     No Solicitation.

      (a) Alternative Transaction. Neither the Company nor Parent shall, nor shall the Company or Parent permit any of its Subsidiaries to, nor authorize or permit any of its or its Subsidiaries’, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly, or indirectly, (i) solicit, initiate or encourage, or take any other action to knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal, (ii) participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, or knowingly facilitate any effort or attempt to make or implement any Alternative Transaction Proposal (except to disclose the existence of this Agreement and the terms hereof or as specifically permitted by Section 5.2(c)), (iii) approve, endorse or recommend any Alternative Transaction (except to the extent specifically permitted by Section 5.2(d)), or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal (except any confidentiality agreement contemplated by Section 5.2(c)(1)). Each of the Company and Parent and each of their respective Subsidiaries will immediately cease, and will cause its officers, directors and employees and instruct any investment banker, financial adviser, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and will use its reasonable best efforts to enforce, and will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which such party of any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal.

      (b) Notification. As promptly as practicable (and in any event within 24 hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to any Alternative Transaction Proposal, the Company or Parent, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company or Parent, as the case may be, shall provide the other party as promptly as possible with all information as is reasonably necessary to keep the other party informed in all material respects of all oral or written communications regarding, and the status and material terms of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 5.2, shall promptly provide to the other party a copy of all written materials (including written materials provided by email or otherwise in electronic format) subsequently provided by or to it in connection with such Alternative Transaction Proposal, request or inquiry. The Company or Parent, as the case may be, shall provide the other party with 48 hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal or Alternative Transaction.

      (c) Superior Proposal. Notwithstanding anything to the contrary contained in Section 5.2(a), in the event that the Company or Parent, as the case may be, receives an unsolicited, bona fide written Alternative Transaction Proposal which is determined to be, or to be reasonably likely to result in, a Superior Proposal, such party or its Board of Directors may then take the following actions (but only (i) if and to the extent that (x) its Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, and (y) the Company or Parent, as the case may be, has given the other party at least two business days prior written notice of its intention to take any of the following actions and of the identity of the Person or group making such Alternative Transaction Proposal and the material terms and conditions of such Alternative Transaction Proposal and (ii) if it shall not have breached in any material respect any of the provisions of this Section 5.2):

(1) Furnish nonpublic information to the Person or group making such Alternative Transaction Proposal, provided that (A) prior to furnishing any such nonpublic information, it receives from such Person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive as the terms contained in the Confidentiality Agreement, dated as of September 30, 2004, between the Company and Parent (the “CONFIDENTIALITY AGREEMENT”) and (B) contemporaneously with furnishing any such nonpublic information to such Person or group, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished to such party); and

(2) Engage in discussions or negotiations with such Person or group with respect to such Alternative Transaction Proposal.

      (d) Changes of Recommendation. Solely in response to the receipt of an unsolicited, bona fide written Alternative Transaction Proposal which its Board of Directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, is a Superior Proposal, the Board of Directors of the Company or Parent, as the case may be, may make a Change of Recommendation, if all of the following conditions in clauses (1) through (5) are met:

(1) the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(2) the stockholder vote at the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, has not occurred, and the polls on the matters to be voted on at the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, have not been closed;

(3) the Company or Parent, as the case may be, has (A) provided to the other party hereto four business days’ prior written notice which shall state expressly (i) that it has received a Superior Proposal, (ii) the material terms and conditions of the Superior Proposal and the identity of the Person or group of Persons making the Superior Proposal, and (iii) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, and (B) during the aforementioned period, if requested by the other party hereto, engaged in good faith negotiations to amend this Agreement in such a manner that the Alternative Transaction Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal;

(4) the Board of Directors of the Company or Parent, as the case may be, has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Change of Recommendation would be inconsistent with its fiduciary duties under Applicable Law; and

(5) the Company or Parent, as the case may be, shall have complied with Section 5.2(c) and shall not have breached in any material respect any of the other provisions set forth in this Section 5.2.

      (e) Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or Parent or their respective Boards of Directors from taking and disclosing to their stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

      5.3     Preparation of SEC Documents; Stockholders’ Meetings.

      (a) Registration Statement and Prospectus. As soon as reasonably practicable following the Agreement Date, Parent and the Company shall prepare and file with the SEC the Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Parent Stockholders, and the Company will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Company Stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger and the conversion of Company Options into Parent Options, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld) and without providing the Company the opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives oral or written notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the Company with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information (including any Change of Recommendation) relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Parent and the Company.

      (b) Stockholders’ Meetings. Each of the Company and Parent shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, take all action necessary in accordance with Applicable Law and the Company Charter Documents, in the case of the Company, and the Parent Charter Documents, in the case of Parent, to duly give notice of, convene and hold the Company Stockholders’ Meeting, in the case of the Company, and the Parent Stockholders’ Meeting, in the case of Parent. Subject to Section 5.2(d), each of the Company and Parent will use reasonable best efforts to solicit from its stockholders proxies in favor of, in the case of the Company, the adoption of this Agreement, and in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendments, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the Nasdaq Stock Market or Applicable Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company or Parent may adjourn or postpone the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its stockholders in advance of a vote on, in the case of the Company, the adoption of this Agreement, and in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendments, or, if, as of the time for which the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, is originally scheduled, there are insufficient shares of Company Common Stock or Parent Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Each of the Company and Parent shall ensure that the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, respectively, is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, are solicited in compliance with Applicable Law, the rules of the Nasdaq Stock Market and, in the case of the Company, the Company Charter Documents, and, in the case of Parent, the Parent Charter Documents. Without the prior written consent of Parent, adoption of this Agreement is the only matter (other than procedural matters) which the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting. Without the prior written consent of the Company, approval of the Parent Stock Issuance, the Parent Charter Amendments and any proposals set forth in Schedule 5.3(b) of the Parent Disclosure Letter are the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent Stockholders at the Parent Stockholders’ Meeting. Notwithstanding any Change of Recommendation by the Board of Directors of the Company or Parent, (i) adoption of this Agreement shall be submitted to the Company Stockholders at the Company Stockholders’ Meeting and (ii) approval of the Parent Stock Issuance and Parent Charter Amendments shall be submitted to the Parent Stockholders at the Parent Stockholders’ Meeting, and nothing contained herein shall be deemed to relieve the Company or Parent of such obligations.

      (c) Time of Meetings. Each of the Company and Parent will use reasonable best efforts to hold the Company Stockholders’ Meeting and Parent Stockholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.

      (d) Board Recommendations. Except to the extent expressly permitted by Section 5.2(d): (i) the Board of Directors of each of the Company and Parent shall recommend that its stockholders vote in favor of, in the case of the Company, the adoption of this Agreement at the Company Stockholders’ Meeting, and, in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendments at the Parent Stockholders’ Meeting, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of (A) the Company has recommended that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting and (B) Parent has recommended that Parent Stockholders vote in favor of approval of the Parent Stock Issuance and Parent Charter Amendments and (iii) neither the Board of Directors of the Company or Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of its respective Board of Directors that the respective stockholders of the Company or Parent vote in favor of, in the case of the Company, the adoption of this Agreement, and, in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendments.

      5.4     Accountant’s Letters. Each of the Company and Parent shall use commercially reasonable efforts to cause to be delivered to the other party two letters from their respective independent accountants, one dated approximately as of the date the Registration Statement is declared effective and one dated approximately as of the Closing Date, each addressed to the other party, in form and substance reasonably satisfactory to the other party and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

      5.5     Access to Information; Confidentiality.

      (a) Access to Information. Subject to the Confidentiality Agreement and Applicable Law, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of such party) and, during such period and subject to the Confidentiality Agreement and Applicable Law, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.5 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

      (b)     Confidentiality. Each of the Company and Parent will hold and keep confidential, and will cause its respective officers and employees and will direct its accountants, counsel, financial advisors and other representatives and Affiliates to hold and keep confidential, any nonpublic information in accordance with the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.

      5.6     Reasonable Best Efforts.

      (a) Governmental and Third Party Approvals. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (1) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, including all filings required under the HSR Act, with the Federal Trade Commission or the United States Department of Justice and any necessary antitrust, competition or similar laws of any foreign jurisdiction, (2) the obtaining of all necessary consents, approvals or waivers from third parties, (3) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (4) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Subject to Applicable Law relating to the exchange of information, the Company and Parent shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority or third party in connection with the Merger and the other transactions contemplated by this Agreement.

      (b) Notification. Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Authority (whether domestic, foreign or supranational). In that regard, each party shall without limitation use its reasonable best efforts to: (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Authority (whether domestic, foreign or supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, (3) to the extent practical, not participate in any meeting with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with the other in advance and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate thereat, and (4) furnish the other with such necessary information and reasonable assistance as the Company or Parent, as applicable, may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “outside counsel only.” Such material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.

      (c) State Takeover Statutes. In connection with and without limiting the foregoing, the Company and Parent shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

      (d) Divestitures. Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company shall be required to hold separate (including by trust or otherwise) or divest, or take any other action with respect to, any of its assets or businesses or enter into any consent decree or other agreement that (1) would reasonably be expected to result in a Material Adverse Effect on Parent or the Company after the Effective Time or (2) is not conditional on consummation of the Merger.

      5.7     Indemnification and Insurance.

      (a) Indemnification and Advancement. From and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (1) indemnify and hold harmless each person who served as a director or officer of the Company or its Subsidiaries prior to the Effective Time (collectively, the “COMPANY INDEMNIFIED PARTIES”) to the fullest extent authorized or permitted by Delaware law, as now or hereafter in effect, in connection with any Claim (as defined below) and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (2) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Company Indemnified Parties, to the fullest extent authorized or permitted by Delaware law, as now or hereafter in effect, any Expenses (as defined below) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Company Indemnified Party of any Expenses incurred by such Company Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 5.7 shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of the Company or its Subsidiaries prior to the Effective Time and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 5.7, (1) the term “CLAIM” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company or any governmental agency or any other party, that any Company Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, as a result of or in connection with such Company Indemnified Party’s service as a director, officer, trustee, employee, agent, or fiduciary of the Company or any of its Subsidiaries, or any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time; and (2) the term “EXPENSES” means attorneys’ fees and all other costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 5.7, including any action relating to a claim for indemnification or advancement brought by a Company Indemnified Party.

      (b) Certificate of Incorporation, Bylaws and Indemnification Agreements. In furtherance and not in limitation of Section 5.7(a) hereof, from and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (1) include and cause to be maintained in the Surviving Corporation’s (or any successor’s) Certificate of Incorporation and Bylaws for a period of at least six years from and after the Effective Time, provisions regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in the Company’s Certificate of Incorporation and Bylaws, in each case as in effect on the Agreement Date; and (2) otherwise keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the Agreement Date between or among the Company or any of its Subsidiaries and any Company Indemnified Party providing for the indemnification of such Company Indemnified Party.

      (c) Insurance. For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by the Company, including with respect to Claims arising from facts or events which occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby); provided, that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of the Company; and provided, further, that if the aggregate annual premiums for such policies at any time during such period will exceed 300% of the per annum premium rate paid by the Company and its Subsidiaries as of the Agreement Date for such policies, then Parent shall only be required to provide such coverage as will then be available at an annual premium equal to 300% of such rate. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.7(b), which policies provide such directors and officers with coverage for an aggregate period of six years after the Effective Time, including with respect to acts or omissions occurring at or prior to the Effective Time (including with respect to acts or omissions occurring in connection with approval of this Agreement and consummation of the transactions contemplated hereby), and nothing in Section 5.1(a) shall prohibit the Company from obtaining such prepaid policies prior to the Effective Time, provided that the cost thereof shall not exceed 300% of the per annum premium rate paid by the Company and its Subsidiaries as of the Agreement Date for such policies. If such prepaid policies have been obtained prior to the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their duration.

      (d) Survival of Claims. Notwithstanding anything herein to the contrary and to the maximum extent permitted by Applicable Law, if any Claim is made or brought against any Company Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.7 shall continue in effect until the final disposition of such Claim.

      (e) Successors. If Parent, the Surviving Corporation or any of their respective successors or assigns (1) shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Parent shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.7.

      (f) Enforceability. The provisions of this Section 5.7 are (1) intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party (it being expressly agreed that the Company Indemnified Parties to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7) and (2) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.7 without the consent of such affected Company Indemnified Party.

      (g) Expenses. Parent shall pay (as incurred) all Expenses that a Company Indemnified Party may incur in enforcing the indemnity, advancement and other obligations set forth in this Section 5.7.

      (h) Burden of Proof. In connection with any determination as to whether the Company Indemnified Parties are entitled to the benefits of this Section 5.7, the burden of proof shall be on the Parent and the Surviving Corporation to establish that a Company Indemnified Person is not so entitled.

      5.8     Fees and Expenses. Except as set forth in this Section 5.8 and in Section 7.3, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses incurred by Parent, Merger Sub or the Company (other than attorneys’ fees, accountants’ fees and related expenses) in connection with (a) the filing, printing and mailing of the Registration Statement (including financial statements and exhibits) and the Proxy Statement/Prospectus (including SEC filing fees) and any preliminary materials related thereto and (b) the filings of the premerger notification and report forms under the HSR Act and any applicable antitrust, competition or similar laws of any foreign jurisdiction (including filing fees).

      5.9     Public Announcements. The Company and Parent will use reasonable best efforts to consult with each other before issuing, and will provide each other the opportunity to review, comment upon and concur with, and use reasonable best efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. In addition, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 5.3 or prior communications consented to in accordance with this Section 5.9, neither party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the parties.

      5.10     Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock issuable under Article 2 (including those shares of Parent Common Stock required to be reserved for issuance in connection with the Merger or upon exercise of Company Options or exchange of Exchangeable Shares from time to time), to be authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the Closing Date.

      5.11     Tax-Free Reorganization Treatment. Parent and the Company hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Parent and the Company intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify. Neither Parent, Merger Sub nor the Company shall take any action, cause or permit any action to be taken, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

      5.12     Equity Awards and Employee Benefits.

      (a) Notices. As soon as reasonably practicable, but in no event later than 20 business days following the Effective Time, Parent will issue to each holder of an Assumed Company Option a document evidencing the assumption of such Company Option by Parent. The parties shall use their commercially reasonable efforts to ensure that the conversion of any Company Options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

      (b) Form S-8. Parent shall file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to Assumed Company Options, Assumed Restricted Stock Units and other assumed equity compensation awards (collectively, the “ASSUMED AWARDS”) no later than one business day after the Effective Time and shall exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any of such Assumed Awards remains outstanding.

      (c) Company ESPPs. The Company shall terminate the Company ESPPs immediately prior to the Effective Time. To the extent any offering period under the Company ESPPs is in progress prior to such termination, the Company shall ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Company Common Stock immediately prior to such termination unless the participant has previously withdrawn from such offering period in accordance with the terms of such plan. With respect to matters described in this Section 5.12(c), the Company will communicate with Parent (and reasonably the communications of Parent) prior to sending any material notices or other communication materials to its employees.

      (d) Benefit Plans. From and after the Closing Date, Parent shall provide, or cause to be provided, to those persons who were employees of the Company or its Subsidiaries immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its Subsidiaries or become employees of parent following the Effective Time (“CONTINUING EMPLOYEES”) employee benefits (which shall include each plan, program, policy or arrangement sponsored by Parent or a Subsidiary of Parent, other than Parent stock option plans and the Parent ESPP) no less favorable in the aggregate than those provided to similarly situated employees of Parent. Continuing Employees will be eligible to participate in Parent stock option plans and the Parent ESPP in accordance with the terms and conditions of such plans. As promptly as reasonably practicable after the Effective Time, Continuing Employees shall be eligible to participate in (1) Parent’s employee benefit plans, programs, policies and arrangements, including any severance plan, medical plan, dental plan, life insurance plan, vacation program and disability plan, to the extent permitted by the terms of the applicable plans, programs, policies and arrangements and (2) such Company Benefit Arrangements, including, but not limited to, any Company Option Plans, agreements, programs, policies or other programs sponsored by or maintained by the Company or any of its Subsidiaries, that are continued by the Company or any of its Subsidiaries following the Closing Date, or which are assumed by Parent (for the purposes of this Section 5.12(d) only, the “PARENT BENEFIT PLANS”). Continuing Employees shall, to the extent permitted by Applicable Law receive full credit for purposes of eligibility, vesting, level of benefits and benefit accrual under the Parent Benefit Plans in which such Continuing Employees participate for such Continuing Employees’ service with the Company, any of its Subsidiaries, and either of their predecessors. With respect to any welfare benefit plans maintained by parent for the benefit of Continuing Employees on and after the Closing Date, Parent shall (1) cause there to be waived, as required by Applicable Law, any eligibility requirements or pre-existing condition limitations and (2) give effect, in determining any deductible maximum out-of-pocket limitations, amounts paid by such Continuing Employees with respect to similar plans maintained by the Company and its Subsidiaries, subject to the terms and conditions of the applicable welfare benefit plans maintained by Parent. Depending upon the date of the Effective Time relative to the completion of the then-next ending offer period under the Parent ESPP, and upon the relative benefits and costs, Parent will determine in good faith whether to establish a special offering period for Continuing Employees under the Parent ESPP commencing as soon as administratively practicable following the Effective Time and ending immediately prior to the commencement of the next regularly scheduled offering period under the Parent ESPP.

      (e) Termination of Benefit Plans. To the extent requested in writing by Parent no later than ten business days prior to the Closing Date, Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the date immediately preceding the Closing Date, any Company Benefit Arrangement that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “COMPANY 401(K) PLANS”) in accordance with the provisions of the Company 401(k) Plans and Applicable Law. If Parent requests that the Company 401(k) Plans be terminated, the Company’s Board of Directors shall adopt resolutions authorizing the termination of the Company 401(k) Plans effective no later than the day immediately preceding the Closing Date.

      (f) Disclaimer. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of either party to terminate any continuing employee at will at any time, with or without cause, for any reason or no reason, (ii) duplicate any benefit provided to any Continuing Employee or to fund any such benefit not previously funded, or (iii) subject to the limitations and requirements specifically set forth in this Section 5.13, require either party to continue any Parent Benefit Arrangement or Company Benefit Arrangement, or prevent the amendment, modification or termination thereof, after the Effective Time.

      5.13     Parent Corporate Governance.

      (a) On or prior to the Effective Time, the Board of Directors of Parent shall cause the number of directors that will comprise the full Board of Directors of Parent immediately following the Effective Time to be ten. The members of such Board of Directors immediately following the Effective Time shall consist of six persons designated prior to the Effective Time by Parent (which shall include the Chief Executive Officer of Parent) and four persons designated prior to the Effective Time by the Company (which shall include the Chief Executive Officer of the Company) (such members, the “INITIAL POST-CLOSING DIRECTORS”).

      (b) On or prior to the Effective Time, Parent shall cause its Bylaws to be amended to provide that (1) any change in the size of the Board of Directors prior to the first anniversary of the Effective Time shall require the prior approval of at least two-thirds of the entire Board of Directors of Parent and (2) any amendment to the provision in the Bylaws required by the immediately foregoing clause (1) shall require the prior approval of at least two-thirds of the entire Board of Directors of Parent.

      (c) Subject to the exercise of the fiduciary duties of the Board of Directors and Nominating and Governance Committee of Parent, Parent agrees to cause each of the Initial Post-Closing Directors to be nominated for election at the next annual meeting of its stockholders, unless in each case such Initial Post-Closing Director shall have resigned, retired or otherwise become unable to serve prior to such annual meeting.

      (d) Each of Parent and the Company agrees to cause each member of its Board of Directors that is not an Initial Post-Closing Director to resign effective immediately following the Effective Time.

      5.14     Affiliate Legends. The Company shall notify Parent in writing of the identity of those Persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“RULE 145 AFFILIATES”) prior to the Closing Date. Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Company Common Stock to be received by Rule 145 Affiliates in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock (provided, that such legends or stop transfer instructions shall be removed, one year after the Effective Time, upon the request of any holder of shares of Parent Common Stock issued in the Merger if such holder is not then a Rule 145 Affiliate or an Affiliate of Parent).

      5.15     Notification of Certain Matters. The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, as the case may be, if it determines that any Effect has had a Material Adverse Effect on such party or would result in the failure of any of the conditions set forth in Article 6 to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 5.16 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

      5.16     Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP. The parties acknowledge that all such above referenced dispositions and acquisitions are compensatory in nature.

      5.17     Rights Plans; State Takeover Laws.

      (a) Company Rights Plan. Prior to the Effective Time, the Company shall not redeem the Company Rights or amend, modify (other than to render the Company Rights inapplicable to the Merger or any action permitted under this Agreement) or terminate the Company Rights Agreement unless required to do so by order of a court of competent jurisdiction.

      (b) Parent Rights Plan. Prior to the Effective Time, Parent shall not redeem the Parent Rights or amend, modify (other than to render the Parent Rights inapplicable to the Merger or any action permitted under this Agreement) or terminate the Parent Rights Agreement unless required to do so by order of a court of competent jurisdiction.

      (c) State Takeover Laws. Prior to the Effective Time, neither the Company nor Parent shall take any action to render inapplicable or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) the Company’s or

Parent’s Board of Directors, as the case may be, has concluded in good faith, after consultation with its outside legal counsel, that, in light of a Superior Proposal with respect to the Company or Parent, as applicable, the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under Applicable Law.

      5.18     Reservation of Parent Common Stock. Effective at or prior to the Effective Time, Parent shall reserve (free from preemptive rights) out of its reserved but unissued shares of Parent Common Stock, for the purposes of effecting the conversion of the issued and outstanding shares of Company Common Stock and assumption of Company Options pursuant to this Agreement and the exchange of the Exchangeable Shares, sufficient shares of Parent Common Stock to provide for such conversion and assumption.

      5.19     Supplemental Indenture. Effective at or prior to the Effective Time, Parent shall enter into a supplemental indenture in the form of Exhibit C hereto and a guarantee and other instruments required for the due assumption, as determined by the parties, of the Company’s 0.25% convertible subordinated debentures due August 1, 2013 to the extent required by the terms of such debentures and the instruments and agreements relating thereto.

      5.20     Supplemental Trust Agreement. Effective at or prior to the Effective Time, and in accordance with the provisions of Section 2.6(b)(3), Parent shall enter into a supplemental trust agreement and other instruments required for Parent to assume the Company’s obligations under the Old Voting, Support and Exchange Agreement and with respect to the Company Special Voting Stock, as determined by the parties, to the extent required by the terms of such Old Voting, Support and Exchange Agreement and the provisions of the Company Special Voting Stock, including in each case the instruments and agreements relating thereto.

ARTICLE 6

Conditions to Obligations of the Parties

      6.1     Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired. Any required approval of the Merger of the European Commission shall have been obtained pursuant to the EC Merger Regulation. All other material approvals under antitrust, competition or similar laws of other foreign jurisdictions required to be obtained prior to the Merger shall have been obtained.

(c) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction (collectively, “RESTRAINTS”), shall be in effect which prohibits, makes illegal or enjoins the consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act prior to the mailing of the Proxy Statement/Prospectus by each of the Company and Parent to their stockholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated or, to the knowledge of the Company or Parent, threatened by the SEC.

(e) Listing. The shares of Parent Common Stock issuable to the Company Stockholders pursuant to the Merger and to be reserved for issuance upon exercise of Company Options or exchange of Exchangeable Shares from time to time as provided for in Article 2 shall have been authorized for listing on the Nasdaq Stock Market, upon official notice of issuance.

(f) Certificate of Amendment. The Certificate of Amendment shall have been duly filed with and accepted by the Office of the Secretary of State of the State of Delaware.

      6.2     Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(1) The representations and warranties of Parent set forth herein (other than in Section 4.2(a)-(c) and Section 4.3(a)-(d)) (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent where the failure of any such representations and warranties referred to in clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(2) The representations and warranties of Parent set forth in Section 4.2(a)-(c) and Section 4.3(a)-(d) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of Section 4.2(a)-(c) for deviations of not more than 1% of the number of fully-diluted shares of Parent Common Stock outstanding set forth therein.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Parent Rights Agreement. The Parent Rights issued pursuant to the Parent Rights Agreement shall not have become non-redeemable, exercisable, distributed (separately from Parent Common Stock) or triggered pursuant to the terms of such agreement.

(d) Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Parent to the effect that each of the conditions set forth in Section 6.2(a), Section 6.2(b), and Section 6.2(c) have been satisfied.

(e) Tax Opinion. The Company shall have received the opinion of Simpson Thacher & Bartlett LLP, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel, which representation letters shall not have been withdrawn or modified.

      6.3     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(1) The representations and warranties of the Company set forth herein (other than in Section 3.2(a)-(c) and Section 3.3(a)-(d)) (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent where the failure of any such representations and warranties referred to in clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(2) The representations and warranties of the Company set forth in Section 3.2(a)-(c) and Section 3.3(a)-(d) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of Section 3.2(a)-(c) for deviations of not more than 1% of the number of fully-diluted shares of Company Common Stock outstanding set forth therein.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Company Rights Agreement. The Company Rights issued pursuant to the Company Rights Agreement shall not have become non-redeemable, exercisable, distributed (separately from Company Common Stock) or triggered pursuant to the terms of such agreement.

(d) Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that each of the conditions set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(c) have been satisfied.

(e) Tax Opinion. Parent shall have received the opinion of Fenwick & West LLP, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel, which representation letters shall not have been withdrawn or modified.

ARTICLE 7

Termination, Amendment and Waiver

      7.1     Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Section 7.1(a), Section 7.1(b)(1), Section 7.1 (b)(2), Section 7.1(c) and Section 7.1(d), may be taken or authorized before or after the Parent Stockholder Approval or the Company Stockholder Approval, as the case may be, (B) in the case of Section 7.1(e) and Section 7.1(f), may be taken or authorized only before the Parent Stockholder Approval or Company Stockholder Approval, as the case may be, and (C) in the case of Section 7.1(b)(3) and Section 7.1(b)(4), may be taken or authorized only after the Parent Stockholders’ Meeting where a vote was taken or the Company Stockholders’ Meeting where a vote was taken, as the case may be:

(a) by mutual written consent of the Company and Parent, if the Board of Directors of each so determines;

(b) by written notice of either the Company or Parent (as authorized by the Board of Directors of the Company or Parent, as applicable):

(1) if the Merger shall not have been consummated by June 30, 2005 (the “OUTSIDE DATE”), provided, however, that the right to terminate this Agreement under this Section 7.1(b)(1) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date;

(2) if a Governmental Authority that is of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable, provided, however, that the right to terminate this Agreement under this Section 7.1(b)(2) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(3) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote thereon was taken;

(4) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote thereon was taken; (c) by the Company (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement of Parent set forth in this Agreement, if (1) as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach and (2) such breach shall be incapable of being cured or shall not have been cured in all material respects within 30 days after written notice thereof shall have been received by Parent;

(d) by Parent (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement, if (1) as a result of such breach the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (2) such breach shall be incapable of being cured or shall not have been cured in all material respects within 30 days after written notice thereof shall have been received by the Company;

(e) by the Company (as authorized by its Board of Directors), at any time prior to Parent Stockholder Approval, if Parent, the Parent Board of Directors or any committee thereof, for any reason, shall have (1) failed to call or hold the Parent Stockholders’ Meeting in accordance with Section 5.3(b), (2) failed to include in the Proxy Statement/Prospectus distributed to the Parent Stockholders its recommendation in favor of the Parent Stock Issuance and Parent Charter Amendments, (3) effected a Change of Recommendation, or (4) approved or recommended any Alternative Transaction; or

(f) by Parent (as authorized by its Board of Directors), at any time prior to Company Stockholder Approval, if the Company, the Company Board of Directors or any committee thereof, for any reason, shall have (1) failed to call or hold the Company Stockholders’ Meeting in accordance with Section 5.3(b), (2) failed to include in the Proxy Statement/Prospectus distributed to the Company Stockholders its recommendation that such shareholders adopt and approve this Agreement and approve the Merger, (3) effected a Change of Recommendation, or (4) approved or recommended any Alternative Transaction.

      7.2     Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (i) as set forth in Section 5.5(b), Section 5.8, this Section 7.2 and Section 7.3, as well as Article 8 (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (ii) that nothing herein shall relieve any party from any further liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

      7.3     Payments.

      (a) Payment by the Company. In the event that this Agreement is terminated by the Company pursuant to Section 7.1(b)(4) or by Parent pursuant to any of Section 7.1(b)(4), Section 7.1(d) (but, in the case of Section 7.1(d), only if such termination is due to an intentional breach of any representation, warranty or covenant by the Company) or Section 7.1(f), the Company shall promptly, but in no event later than two business days after the date of such termination (subject to the further provisions of this

Section 7.3(a)), pay Parent the Termination Fee; provided, that in the case of a termination pursuant to Section 7.1(b)(4) or Section 7.1(d) (but, in the case of Section 7.1(d), only if such termination is due to an intentional breach of any representation, warranty or covenant by the Company), the Termination Fee shall be payable only if following the Agreement Date and prior to such termination, any Person shall have made to the Company or its stockholders (in the case of Section 7.1(d)), or publicly announced (in the case of Section 7.1(b)(4) or Section 7.1(d)), an Alternative Transaction Proposal with respect to the Company and within 12 months following termination of this Agreement, any Alternative Transaction with respect to the Company is consummated or the Company enters into an agreement providing for any Alternative Transaction, such fee payment to be made concurrently with the earlier of the consummation of such Alternative Transaction or the execution of such agreement, as applicable.

      (b) Payment by Parent. In the event that this Agreement is terminated by Parent pursuant to Section 7.1(b)(3) or by the Company pursuant to any of Section 7.1(b)(3), Section 7.1(c) (but, in the case of Section 7.1(c), only if such termination is due to an intentional breach of any representation, warranty or covenant by Parent) or Section 7.1(e), Parent shall promptly, but in no event later than two business days after the date of such termination (subject to the further provisions of this Section 7.3(b)), pay the Company the Termination Fee; provided, that in the case of a termination pursuant to Section 7.1(b)(3) or Section 7.1(c) (but, in the case of Section 7.1(c), only if such termination is due to an intentional breach of any representation, warranty or covenant by Parent), the Termination Fee shall be payable only if following the Agreement Date and prior to such termination, any Person shall have made to Parent or its stockholders (in the case of Section 7.1(c)), or publicly announced (in the case of Section 7.1(b)(3) or Section 7.1(c)), an Alternative Transaction Proposal with respect to Parent and within 12 months following termination of this Agreement, any Alternative Transaction with respect to Parent is consummated or Parent enters into an agreement providing for any Alternative Transaction, such fee payment to be made concurrently with the earlier of the consummation of such Alternative Transaction or the execution of such agreement, as applicable.

      (c) Interest and Costs; Other Remedies. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3 and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3, the party so failing to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the rate of interest per annum publicly announced by Bank of America as its prime rate, as in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3 shall not be in lieu of damages incurred in the event of breach of this Agreement, to the extent permitted by Section 7.2.

      7.4     Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that after the occurrence of either the Company Stockholder Approval or the Parent Stockholder Approval there may not be, without further approval of the stockholders of the Company and Parent, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Stock hereunder, or which by Applicable Law otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

      7.5     Extension; Waiver. At any time prior to the Effective Time, a party may, subject to Applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party hereto with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

General

      8.1     Expiration of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, provided that this Section 8.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

      8.2     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via facsimile (receipt confirmed) or (b) on the first business day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company:

          VERITAS Software Corporation

          350 Ellis Street
          Mountain View, CA 94043
          Attention: General Counsel
          Fax Number: (650) 527-2581

with a copy to:

          Simpson Thacher & Bartlett LLP

          3330 Hillview Avenue
          Palo Alto, CA 94304
          Attention: Richard Capelouto, Esq.
                           Kirsten Jensen, Esq.
          Fax Number: (650) 251-5002

(b) if to Parent or Merger Sub:

          Symantec Corporation

          20330 Stevens Creek Boulevard
          Cupertino, CA 95014
          Attention: General Counsel
          Fax Number: (408) 517-8121

with a copy to:

          Fenwick & West LLP

          Silicon Valley Center
          801 California Street
          Mountain View, CA 94041
          Attention: Gordon Davidson, Esq.
                           Daniel Winnike, Esq.
                           Andrew Luh, Esq.
          Fax Number: (650) 988-8500

      8.3     Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

      8.4     Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      8.5     Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Confidentiality Agreement and the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and neither party is relying on any other oral or written representation, agreement or understanding and (b) except for the provisions of Section 5.7 (which are intended to benefit the Company Indemnified Parties), is not intended to confer upon any Person other than the parties any rights or remedies.

      8.6     Governing Law. This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

      8.7     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      8.8     Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other such court.

      8.9     Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      8.10     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

      8.11     Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

      8.12     Waiver of Jury Trial. EACH OF THE COMPANY, PARENT AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF THE COMPANY, PARENT OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

      8.13     Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

      8.14     No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 8.15.

[SIGNATURE PAGE NEXT]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SYMANTEC CORPORATION	VERITAS SOFTWARE CORPORATION

By: /s/ JOHN W. THOMPSON	By: /s/ GARY BLOOM

Name: John W. Thompson	Name: Gary Bloom

Title: Chairman and Chief Executive Officer	Title: President and Chief Executive Officer

CARMEL ACQUISITION CORP.

By: /s/ GREGORY E. MYERS

Name: Gregory E. Myers

Title: Chief Executive Officer and President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

Annex B

LEHMAN BROTHERS

December 15, 2004

Board of Directors

Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

Members of the Board:

      We understand that Symantec Corporation (“Symantec”) has entered into an Agreement and Plan of Reorganization, dated as of December 15, 2004 (the “Agreement”), among VERITAS Software Corporation (“VERITAS”), Symantec and Carmel Acquisition Corp., a wholly owned subsidiary of Symantec (“Merger Sub”), pursuant to which Merger Sub will be merged with and into VERITAS, with VERITAS to be the surviving corporation of the merger (the “Proposed Transaction”). We further understand that, pursuant to the Agreement, each share of common stock of VERITAS (“VERITAS Common Stock”) issued and outstanding immediately prior to the effective time of the Proposed Transaction will be converted into the right to receive 1.1242 (the “Exchange Ratio”) shares of common stock of Symantec (“Symantec Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

      We have been requested by the Board of Directors of Symantec to render our opinion with respect to the fairness, from a financial point of view, to Symantec of the Exchange Ratio to be paid by Symantec in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, Symantec’s underlying business decision to proceed with or effect the Proposed Transaction.

      In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning Symantec and VERITAS that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended April 2, 2004 and the Quarterly Report on Form 10-Q for the quarter ended October 1, 2004 for Symantec and the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and the Current Reports on Form 8-K filed on June 14, 2004 and March 15, 2004 for VERITAS; (3) financial and operating information with respect to the business, operations and prospects of Symantec and of VERITAS furnished to us by Symantec and VERITAS, respectively, including financial projections of the future financial performance of the companies prepared by each respective management team; (4) a comparison of the trading histories, from December 17, 2001 through December 15, 2004, of Symantec Common Stock and VERITAS Common Stock with each other and with those of other companies that we deemed relevant; (5) a comparison of the historical financial results, present financial condition and future financial performance of Symantec and of VERITAS with each other and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) the pro forma contribution of revenue, gross profit, operating income and net income that each company would contribute to the combined company following the consummation of the Proposed Transaction; (8) the pro forma impact of the Proposed Transaction, with and without purchase accounting adjustments and with and without cost savings and operating synergies expected by the management of Symantec to result from a combination of the businesses of Symantec and VERITAS (the “Transaction Synergies”); and (9) published estimates of third party research analysts with respect to the future financial performance of Symantec and of VERITAS. In addition, we have had discussions with the managements of Symantec and of VERITAS concerning their respective businesses, operations, assets, financial conditions and prospects and with the

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auditors of VERITAS regarding the historical financial statements of VERITAS, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of Symantec and of VERITAS that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Symantec prepared by the management of Symantec, upon advice of Symantec, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Symantec as to the future financial performance of Symantec and that Symantec will perform substantially in accordance with such projections. With respect to the financial projections of VERITAS prepared by the management of VERITAS, upon advice of Symantec, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of VERITAS as to the future financial performance of VERITAS and that VERITAS will perform substantially in accordance with such projections. We have discussed published estimates of third party research analysts with the managements of Symantec and of VERITAS, and the management of Symantec has agreed with the appropriateness of, and consented to our reliance upon, such published estimates, as well as the use of the projections prepared by the respective managements of Symantec and of VERITAS, in arriving at our opinion. Upon the advice of Symantec, we have assumed that the amount and timing of the Transaction Synergies are reasonable and that the Transaction Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of either Symantec or VERITAS and have not made or obtained any evaluations or appraisals of the assets or liabilities of either Symantec or VERITAS. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

      Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, from a financial point of view, the Exchange Ratio to be paid by Symantec in the Proposed Transaction is fair to Symantec.

      We have acted as financial advisor to Symantec in connection with the Proposed Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, Symantec has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Symantec in the past and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the securities of Symantec or VERITAS for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is for the use and benefit of the Board of Directors of Symantec and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Symantec or VERITAS as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

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Annex C

PERSONAL AND CONFIDENTIAL

December 15, 2004

Board of Directors

VERITAS Software Corporation
350 Ellis Street
Mountain View, CA 94043

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of VERITAS Software Corporation (the “Company”) of the exchange ratio of 1.1242 shares of common stock, par value $0.01 per share (the “Symantec Common Stock”), of Symantec Corporation (“Symantec”) to be received for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Reorganization, dated as of December 15, 2004 (the “Agreement”), among Symantec, Carmel Acquisition Corp., a wholly owned subsidiary of Symantec, and the Company.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as sole book manager on its $520 million convertible debt offering in July 2003 and having acted as manager for its share repurchase program in September 2004. We have provided certain investment banking services to Symantec from time to time, including having acted as manager for its share repurchase program in March 2004. We also may provide investment banking services to the Company and Symantec in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Symantec and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Symantec for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

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In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2003 and of Symantec for the five fiscal years ended April 2, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Symantec; certain other communications from the Company and Symantec to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Symantec prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and Symantec to result from the Transaction. We also have held discussions with members of the senior managements of the Company and Symantec regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Symantec Common Stock, compared certain financial and stock market information for the Company and Symantec with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the managements of the Company and Symantec have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Symantec, as applicable. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Symantec or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Symantec or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which the Shares or shares of Symantec Common Stock will trade at any time.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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Annex D

CERTIFICATE OF AMENDMENT

OF
RESTATED CERTIFICATE OF INCORPORATION
OF
SYMANTEC CORPORATION

      Symantec Corporation, a Delaware corporation, does hereby certify that the following amendments to the corporation’s Restated Certificate of Incorporation have been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendments by the corporation’s stockholders:

Article 1 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

The name of the corporation is Symantec Corporation (the “Corporation”).

Article 2 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, in the County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

Article 3 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

      Article 4.1 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

4.1 Classes of Stock. The Corporation is authorized to issue three classes of stock to be designated “Common Stock,” “Preferred Stock” and “Special Voting Stock.” Each share of Common Stock and each share of Preferred Stock shall have a par value of $0.01. Each share of Special Voting Stock shall have a par value of $1.00. The total number of shares which the Corporation is authorized to issue is three billion one million and one (3,001,000,001). Three billion (3,000,000,000) shares shall be Common Stock, one million (1,000,000) shares shall be Preferred Stock and one (1) share shall be Special Voting Stock.

      Article 4.2 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

4.2 Rights, Privileges and Restrictions. The rights, privileges and restrictions of the Common Stock and the Special Voting Stock shall be set forth in this Article 4.

      Article 4.4 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

      4.4     Voting Rights.

4.4.1 General. Except as otherwise required by law or this Amended and Restated Certificate of Incorporation, (i) each holder of record of Common Stock shall have one vote in respect of each share of stock held by the holder on the books of the Corporation and (ii) the holder of record of the share of Special Voting Stock shall have a number of votes equal to the number of Exchangeable Non-Voting Shares (“Exchangeable Shares”) of TeleBackup Exchangeco Inc., an Alberta corporation, outstanding as of the applicable record date (excluding Exchangeable Shares which are owned by the Corporation, any of its subsidiaries or any person directly or indirectly controlled by our under common control of the Corporation), in each case for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. For the purposes hereof, “control” (including the correlative meanings, the terms “controlled by” and “under common control of”) as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person through the ownership of voting securities, by contract or otherwise.

4.4.2 Common Stock and Special Voting Stock Identical in Voting. In respect of all matters concerning the voting of shares, the Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

4.4.3 Vacancies on the Board of Directors. Any vacancy in the Board of Directors occurring because of the death, resignation or removal of a director elected by the holders of Common Stock and Special Voting Stock shall be filled by the vote or written consent of the holders of such Common Stock and Special Voting Stock or, in the absence of action by such holders, such vacancy shall be filled by action of the remaining directors. A director elected by the holders of Common Stock and Special Voting Stock may be removed from the Board of Directors with or without cause by the vote or consent of the holders of such Common Stock and Special Voting Stock, as provided by the Delaware General Corporation Law.

      Article 4.5 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

4.5 Liquidation. In the event of any liquidation, dissolution or winding up of the corporation, the holders of Common Stock shall be entitled to receive, pro rata, all of the remaining assets of the Corporation available for distribution to its stockholders and the holders of the Special Voting Stock shall not be entitled to receive any such assets.

      Article 4.6 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

4.6 Dividends. The holders of shares of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock and the holders of Special Voting Stock shall not be entitled to receive any such dividends.

      Article 4.7 reading in its entirety as follows is hereby added to the Restated Certificate of Incorporation:

      4.7     Special Voting Stock.

4.7.1 Exercise of Voting Rights. The holder of the share of Special Voting Stock is entitled to exercise the voting rights attendant thereto in such manner as such holder desires.

4.7.2 Cancellation of Shares. At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares of TeleBackup Exchangeco Inc., outstanding which are not owned by the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation, and there are no shares of stock, debt, options or other agreements of TeleBackup Exchangeco Inc. which could give rise to the issuance of any Exchangeable Shares of TeleBackup Exchangeco Inc. to any person (other than the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation), the Special Voting Stock shall be automatically canceled.

      Article 5 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

The stockholders of the Corporation holding a majority of the voting power of the Corporation’s outstanding voting stock shall have the power to adopt, amend or repeal Bylaws. The Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except as such power may be expressly limited by Bylaws adopted by the stockholders.

      Article 6 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

Election of the Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

      Article 7 of the Restated Certificate of Incorporation is amended to read in its entirety as follows:

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Any repeal or modification of the foregoing provisions of this Article 7 shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

      IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this     day of                    , 2005 and the foregoing facts stated herein are true and correct.

SYMANTEC CORPORATION

By:

Arthur F. Courville
Senior Vice President, General Counsel and Secretary

Annex E

Supplemental Information for the Holders of Exchangeable Non-Voting Shares

      TREATMENT OF VERITAS SPECIAL VOTING STOCK AND TELEBACKUP EXCHANGECO INC. EXCHANGEABLE NON-VOTING SHARES

Background

      On June 1, 1999, VERITAS completed the acquisition of TeleBackup Systems Inc. (“TeleBackup Systems”). Pursuant to this transaction, holders of TeleBackup Systems common shares were entitled to elect to receive either shares of common stock of VERITAS or exchangeable non-voting shares of TeleBackup Exchangeco Inc. (“TeleBackup Exchangeco”), an indirect subsidiary of VERITAS, and accordingly, a number of exchangeable non-voting shares were issued and became outstanding. The exchangeable non-voting shares are listed and posted for trading on the Toronto Venture Exchange and, as of           , there were           such securities outstanding.

      When first issued, an exchangeable non-voting share was economically equivalent to one share of VERITAS common stock. However as a result of certain stock dividends that were declared on the shares of VERITAS common stock subsequent to the issuance of the exchangeable non-voting shares in 1999, each exchangeable non-voting share is now economically equivalent to four and one-half shares of VERITAS common stock because it:

•	is exchangeable by the holder at anytime, without additional payment, for four and one-half shares of VERITAS common stock;

•	entitles the holder to dividends that are the Canadian dollar equivalent of the dividends paid by VERITAS on four and one-half shares of VERITAS common stock;

•	entitles the holder to receive on the liquidation, dissolution or winding-up or other distribution of assets of VERITAS, four and one-half shares of VERITAS common stock plus all dividends that have been declared thereon but not paid; and

•	will be automatically exchanged for four and one-half shares of VERITAS common stock prior to the liquidation, dissolution or winding-up or other distribution of assets of VERITAS plus all dividends that have been declared thereon but not paid.

      In addition, through the mechanism of the VERITAS special voting stock and the operation of the Voting, Support and Exchange Trust Agreement referred to below, a holder of an exchangeable non-voting share is entitled to cast one vote at all meetings of holders of VERITAS common stock.

VERITAS Special Voting Stock

      When the exchangeable non-voting shares were originally issued, VERITAS also issued one share of VERITAS special voting stock. The one share of VERITAS special voting stock is held by Computershare Trust Company of Canada (“Computershare”) in its capacity as trustee for the holders of exchangeable non-voting shares pursuant to the terms of the Voting, Support and Exchange Trust Agreement referred to below. The one share of VERITAS special voting stock has attached to it a number of votes equal to the number of exchangeable non-voting shares outstanding from time to time, other than exchangeable non-voting shares held by VERITAS, its subsidiaries or any entity controlled by or under common control of VERITAS. The holder of the one share of VERITAS special voting stock is not entitled to dividends but is entitled to vote with the holders of VERITAS common stock as a single class. The one share of VERITAS special voting stock, together with the operation of the Voting, Support and Exchange Trust Agreement, effectively entitles holders of exchangeable non-voting shares to vote as if they held shares of VERITAS common stock.

Voting, Support and Exchange Trust Agreement

      In connection with the acquisition of TeleBackup Systems and the issuance of the exchangeable non-voting shares, VERITAS Holding Corporation, a wholly owned subsidiary of VERITAS, TeleBackup Exchangeco and Computershare entered into a Voting, Support and Exchange Trust Agreement. Among other things, this agreement entitles a holder of exchangeable non-voting shares to instruct Computershare as to the exercise of one of the votes attached to the one share of VERITAS special voting stock in respect of each exchangeable non-voting share held by such holder. These votes may be exercised at all meetings, and in respect of all matters at or on which holders of VERITAS common stock are entitled to vote. In this regard, holders of exchangeable non-voting shares will, in effect, be entitled to vote in connection with the merger in the same manner as holders of VERITAS common stock. As part of the transaction, Computershare will be soliciting the instructions of holders of exchangeable non-voting shares as to the voting of the votes attached to the one share of VERITAS special voting stock outstanding in connection with the merger.

      The Voting, Support and Exchange Trust agreement also contains obligations of VERITAS in connection with a merger transaction such as the merger. In this regard, VERITAS may not, without the approval of TeleBackup Exchangeco and the holders of the exchangeable non-voting shares, undertake a merger unless, as part of such transaction, an economically equivalent change to the rights of holders of exchangeable non-voting shares is made. On               , 2005, the board of directors of TeleBackup Exchangeco determined that the treatment of holders of exchangeable non-voting shares pursuant to the merger (which treatment is described below) resulted in an economically equivalent change to the rights of such holders such that the consent of the corporation and the holders of the exchangeable non-voting shares to the merger was not required.

      In determining that the economic equivalence standard had been met, the board of directors of TeleBackup Exchangeco noted that the merger agreement requires Symantec, VERITAS and TeleBackup Exchangeco to take such actions as are reasonably required:

•	to provide for the free tradeability of the exchangeable non-voting shares in Canada following completion of the merger in the same manner that existed prior to the Effective Time of the merger transaction and to ensure that the exchangeable non-voting shares remain listed and posted for trading on the Toronto Venture Exchange;

•	in order to ensure that shares of Symantec common stock can be issued to holders of exchangeable non-voting shares on the exercise of the exchange rights attached to such securities and that following such exchange, the shares of Symantec common stock so issued will be freely tradeable by holders in the United States; and

•	to ensure that the shares of Symantec common stock are listed and posted for trading on the Nasdaq stock market.

Treatment of VERITAS Special Voting Stock

      Under the merger agreement, at the Effective Time of the merger, the one outstanding share of VERITAS special voting stock will be canceled and automatically converted into the right to receive one share of Symantec special voting stock. The one share of Symantec special voting stock will entitle the holder to that number of votes equal to the number of exchangeable non-voting shares outstanding from time to time other than exchangeable non-voting shares held by Symantec, its subsidiaries or any entity controlled by or under common control of Symantec. At the Effective Time of the merger transaction, Symantec will issue one share of Symantec special voting stock and will deliver to Computershare a certificate representing such security. As a result, and pursuant to the operation of the Supplement discussed below, following the Effective Time of the merger a holder of exchangeable non-voting shares will be entitled to instruct Computershare as to the exercise of one of the votes attached to the share of Symantec special voting stock outstanding in respect of each exchangeable non-voting share held by the holder. Holders of exchangeable non-voting shares will be entitled to exercise this right at all meetings, and in respect of all matters, at or on which the holders of shares of Symantec common stock are entitled to vote. For this purpose, exchangeable non-voting shares held by Symantec, its subsidiaries or any entity controlled by or under common control of Symantec are excluded.

Treatment of Exchangeable Non-Voting Shares

      The exchangeable non-voting shares will not be converted into other securities as part of the merger and will remain outstanding and will continue to trade on the TSX Venture Exchange after completion of such transaction. Following the Effective Time of the merger transaction, the rights, privileges, conditions and restrictions attaching to the exchangeable non-voting shares will be substantially equivalent to the rights, privileges, restrictions and conditions attaching to the exchangeable non-voting shares immediately prior to the Effective Time of the merger except that, in effect, each exchangeable non-voting share will entitled the holder:

•	to exercise the voting rights summarized above;

•	to receive upon the voluntary or mandatory exchange of the exchangeable non-voting shares, however effected, 5.0589 shares of Symantec common stock (plus the amount of any accrued and unpaid dividends on the exchangeable non-voting share); and

•	to receive dividends in respect of the exchangeable non-voting share that are the Canadian dollar equivalent of the dividends paid from time to time in respect of a share of Symantec common stock multiplied by 5.0589.

Voting and Exchange Trust Supplement

      At or prior to the Effective Time of the merger transaction, TeleBackup Exchangeco, VERITAS, Symantec and Computershare will enter into a Voting, Support and Exchange Trust Supplement, referred to as the Supplement, amending the Voting, Support and Exchange Trust Agreement. Pursuant to the terms of the Supplement, Symantec will deposit one share of Symantec special voting stock with Computershare and will assume all of the obligations and acquire all of the rights of VERITAS under the Voting, Support and Exchange Trust Agreement. The Supplement will also provide for the adjustment of the rights of holders of exchangeable non-voting shares to provide for the economic equivalence discussed above.

Direct Participation in Merger through Conditional Retraction

      Holders of exchangeable non-voting shares will also be entitled to participate directly in the merger by exchanging their exchangeable non-voting shares for 5.0589 shares of Symantec common stock. However, in order to ensure that exchangeable non-voting shares are not exchanged for shares of Symantec common stock in circumstances where the merger will not proceed, Computershare will provide to holders of exchangeable non-voting shares a conditional retraction form. Through use of such form, a holder wishing to retract and receive share of Symantec common stock, can ensure that his or her exchangeable non-voting shares will not be exchanged for shares of Symantec common stock unless the merger is completed. Other than with respect to the conditional element of the retraction, the mechanics of an exchange will be the same as presently apply to a retraction of exchangeable non-voting shares.

Material Canadian Federal Income Tax Considerations for Holders of TeleBackup Exchangeco Inc. Exchangeable Non-Voting Shares

      The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable to holders of TeleBackup Exchangeco exchangeable non-voting shares who, for purposes of the Canadian Tax Act, are or are deemed to be resident in Canada, hold their exchangeable non-voting shares and their ancillary rights against and entitlements with respect to VERITAS, including the voting and exchange rights under the voting, support and exchange trust agreement, as capital property and deal at arm’s length with VERITAS, TeleBackup Exchangeco and Symantec.

      Exchangeable non-voting shares and ancillary rights will generally be considered to be capital property to a holder provided the holder does not hold such exchangeable non-voting shares and ancillary rights in the course of carrying on a business, or in an adventure in the nature of trade. Holders whose exchangeable non-voting shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have the exchangeable non-voting shares, and all other “Canadian securities”, as defined in the Canadian Tax Act, owned by such holder in the taxation year in which the election is made and in all subsequent taxation years, treated as capital property by making the irrevocable election provided by subsection 39(4) of the Canadian Tax Act. This election may not be made with respect to their ancillary rights.

      Holders who do not hold their exchangeable non-voting shares or ancillary rights as capital property should consult their own tax advisers regarding their particular circumstances and, in the case of certain “financial institutions”, as defined in the Canadian Tax Act, the potential application to them of the “mark-to-market” rules in the Canadian Tax Act, as the following summary does not apply to such holders.

      This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder and the current published administrative practices of the Canada Revenue Agency, all in effect as of the date of this joint proxy statement/ prospectus. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date of this joint proxy statement/ prospectus and assumes that such proposals will be enacted in the form proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or its administration, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

      This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. Accordingly, each holder of exchangeable non-voting shares is urged to consult the their own tax advisor as to the particular tax consequences to that holder of the transactions described in this summary.

Exchangeable Non-Voting Shares

      Holders of TeleBackup Exchangeco exchangeable non-voting shares will not be considered to have disposed of their exchangeable non-voting shares as a result of the merger.

Ancillary Rights

      There is no clear authority as to whether or in which circumstances a foreign merger will result in a holder of rights against a participant in that merger being considered to have disposed of those rights for purposes of the Canadian Tax Act. If holders of exchangeable non-voting shares are considered to have disposed of their ancillary rights as a result of the merger, the voting, support and exchange trust supplement and/or the related transactions, and to have acquired new ancillary rights against Symantec, they will be considered to have received proceeds of disposition equal to the fair market value of the new ancillary rights. In such case, they will realize a capital gain to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed the adjusted cost base to the holders of the ancillary rights or a capital loss to the extent that such proceeds of disposition, net of any reasonable costs of disposition, are less than the adjusted cost base to the holders of the ancillary rights. The cost to the holders of the new ancillary rights will be equal to the fair market value of the new ancillary rights at the time of the merger. VERITAS and TeleBackup Exchangeco management are of the view that the ancillary rights and the new ancillary rights are of only nominal value, and accordingly no gain should be considered to arise if a holder is considered to have disposed of ancillary rights for new ancillary rights. Such determinations of value are not binding on the Canada Revenue Agency.

Call Rights

      There is no clear authority as to whether or in which circumstances a foreign merger will result in a holder of call obligations to a participant in that merger being considered to have cancelled those obligations for purposes of the Canadian Tax Act. If holders are considered to have cancelled their obligations to sell to VERITAS their exchangeable non-voting shares under the retraction, redemption and liquidation call rights held by VERITAS and to have granted new call rights to Symantec as a result of the merger or the related transactions, on the grant of the new call rights, holders will be considered to have received proceeds of disposition equal to the fair market value of the new call rights, and will realize a gain to the extent of such proceeds of disposition. VERITAS and TeleBackup Exchangeco management are of the view that the call rights and new call rights are of only nominal value, and accordingly no gain should be considered to arise if a holder of exchangeable non-voting shares is considered to have disposed of the existing call rights. Such determinations of value are not binding on the Canada Revenue Agency.

Annex F

Appraisal Rights Procedures Relating to VERITAS Special Voting Stock

      The holders of VERITAS common stock and TeleBackup Exchangeco Inc. exchangeable non-voting shares are not entitled to any appraisal rights with respect to the merger. If, however, none of the votes attributable to the TeleBackup Exchangeco Inc. exchangeable non-voting shares are cast by the holder of the VERITAS special voting stock in favor of the adoption of the merger agreement, then the holder of the VERITAS special voting stock would be entitled to demand appraisal of the one share of VERITAS special voting stock upon compliance with the procedures established by Section 262 of the Delaware General Corporation Law and as discussed immediately below.

      With respect to the one share of VERITAS special voting stock, VERITAS believes that if Computershare Trust Company of Canada, as trustee under the Voting, Support and Exchange Trust Agreement, exercises any of the votes attached to the VERITAS special voting stock to vote in favor of the proposal to adopt the merger agreement, then the trustee will not be entitled under Section 262 to an appraisal of the VERITAS special voting stock or any interest therein. Accordingly, VERITAS believes that, if the trustee is instructed by at least one holder of TeleBackup Exchangeco Inc. exchangeable non-voting shares to cast at least one vote at the VERITAS special meeting in favor of the proposal to adopt the merger agreement and the trustee complies with these instructions, the trustee will not be entitled to an appraisal of the one share of VERITAS special voting stock or any interest therein under Section 262.

      The following discussion describes the procedures that the holder of the VERITAS special voting stock would have to follow in order to exercise appraisal rights in respect of the single share of the VERITAS special voting stock under Section 262 of the Delaware General Corporation law. This discussion is not a complete statement of the law of appraisal rights and is qualified in its entirety by the full text of Section 262, which is reprinted below. All references in Section 262 and in this summary to a “stockholder” or “holder” are to the record holder of the share of VERITAS special voting stock as to which appraisal rights are asserted.

      Under section 262, if the holder of the VERITAS special voting stock does not cast any of the votes attributable to the TeleBackup Exchangeco Inc. exchangeable non-voting shares entitled to be cast by such holder in favor of adoption of the merger agreement and otherwise follows the procedures set forth in section 262, then it will be entitled to have its share of VERITAS special voting stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such share together with a fair rate of interest, if any, as determined by the Court.

      Under section 262, if a merger agreement is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a holder on the record date for the meeting of shares for which appraisal rights are available, of the availability of appraisal rights, and must include in this notice a copy of Section 262. The joint proxy statement/ prospectus is the notice to the holder of the share of the VERITAS special voting stock required by Section 262 and the text of Section 262 is set out below. If the holder of the share of VERITAS special voting stock wishes to exercise appraisal rights or wishes to preserve its right to do so, it should review the following description and Section 262 carefully. The failure to timely, properly and strictly comply with the required procedures will result in the loss of appraisal rights.

      If the holder of the share of the VERITAS special voting stock wishes to exercise appraisal rights it must not cast any of the votes attached to the share of VERITAS special voting stock in favor of the adoption of the merger agreement and must deliver to VERITAS prior to the vote on the merger agreement at the special meeting, a written demand for appraisal of the share of the VERITAS special voting stock. This written demand for appraisal is in addition to and separate from any proxy or vote abstaining from or voting against the merger. This demand must reasonably inform VERITAS of the identity of the holder of the share of the VERITAS special voting stock and of the holder’s intent thereby to demand appraisal of the share of the VERITAS special voting stock. The holder of the share of the

VERITAS special voting stock wishing to exercise appraisal rights must be the record holder of the share of the VERITAS special voting stock on the date the written demand for appraisal is made and must continue to hold of record the share of the VERITAS special voting stock until the closing of the merger.

      Only the record holder of the share of the VERITAS special voting stock is entitled to an appraisal of the share of the VERITAS special voting stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the record holder of the share of the VERITAS special voting stock as the holder’s name appears on the stock certificate for the share of the VERITAS special voting stock. If the share of the VERITAS special voting stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the share of the VERITAS special voting stock is owned of record by more than one owner, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent may execute a demand for appraisal on behalf of the record holder of the share of the VERITAS special voting stock. However, in the demand the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is agent for such owner or owners.

      All written demands for appraisal should be delivered to VERITAS Software Corporation, 350 Ellis Street, Mountain View, CA 94043, Attention: Corporate Secretary.

      Within 10 days after the effective time of the merger, VERITAS, as the surviving corporation in the merger, will notify the holder of the share of the VERITAS special voting stock of the effective time of the merger if the holder has properly demanded appraisal rights under Section 262 and has not voted in favor of the adoption of the merger agreement.

      Within 120 days after the effective time of the merger, but not thereafter, VERITAS, as the surviving corporation in the merger, or the holder of the share of the VERITAS special voting stock if the holder has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the share of the VERITAS special voting stock. VERITAS is under no obligation to and has no present intention to file an appraisal petition. Accordingly, it is the obligation of the holder of the share of the VERITAS special voting stock, if the holder wishes to exercise appraisal rights, to file the petition within the time prescribed in Section 262.

      The Delaware Court of Chancery may require the holder of the share of VERITAS special voting stock who has demanded an appraisal of the share to submit its stock certificate to the Register in Chancery for notation of the appraisal proceeding. If the holder of the share of VERITAS special voting stock fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings.

      If a petition for an appraisal is filed timely, after a hearing on the petition, the Delaware Court of Chancery will determine whether the holder of the share of the VERITAS special voting stock is entitled to appraisal rights and will appraise the “fair value” of the share of the VERITAS special voting stock. Under Section 262, fair value does not include any element of value arising from the accomplishment or expectation of the merger. The Court will also determine a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. If the holder of the share of the VERITAS special voting stock is considering seeking appraisal, it should be aware that the fair value of the share of the VERITAS special voting stock as determined under Section 262 could be more than, the same as or less than the value of the consideration it would receive under the merger agreement if it did not seek appraisal of the share of the VERITAS special voting stock and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under section 262. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings.

      The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances.

      The holder of the share of the VERITAS special voting stock who has duly demanded an appraisal in compliance with section 262 will not, after the effective time of the merger, be entitled to vote the share of the VERITAS special voting stock subject to such demand for any purpose.

      If the holder properly demands appraisal of the share of the VERITAS special voting stock under section 262 but fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in section 262, the share of the VERITAS special voting stock will be converted into the right to receive the consideration receivable for the share of the VERITAS special voting stock under the merger agreement, without interest. The holder of the share of the VERITAS special voting stock will fail to perfect, or effectively lose or withdraw, its right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective time of the merger, or if the holder of the share of the VERITAS special voting stock delivers to VERITAS a written withdrawal of its demand for appraisal. An attempt to withdraw an appraisal demand made more than 60 days after the effective time of the merger will require the written approval of VERITAS and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to the holder of the share of VERITAS special voting stock without court approval.

      Failure to follow the steps required by section 262 for perfecting and pursuing appraisal rights may result in the loss of such rights. If such rights are lost the holder of the share of the VERITAS special voting stock will be entitled to receive the consideration receivable with respect to the VERITAS special voting stock in accordance with the merger agreement.

DELAWARE GENERAL CORPORATION LAW SECTION 262

      262 APPRAISAL RIGHTS.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a non stock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, section 263 or section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph;

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to section 228 or section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall end a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by l or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the city of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the Court deems just.

      (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporations Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the Delaware General Corporation Law also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

      The Delaware General Corporation Law also provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to it by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

      The Delaware General Corporation Law also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

      Article VII of the Registrant’s Certificate of Incorporation and Article VI of the Registrant’s Bylaws provide for mandatory indemnification of the Registrant’s directors and officers, and permissible indemnification of its employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has also entered into indemnification agreements with its directors and officers that require the Registrant, among other things, to indemnify these individuals against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

      The above discussion of the Delaware General Corporation Law and the Registrant’s Certificate of Incorporation, Bylaws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, Certificate of Incorporation, Bylaws and indemnification agreements.

      The Registrant maintains liability insurance for the benefit of its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) Exhibits:

		Incorporated by Reference				Filed or
Exhibit						Furnished
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith

2.01	Agreement and Plan of Reorganization between the Registrant, Carmel Acquisition Corp. and VERITAS dated December 15, 2004.(1)

3.01	Restated Certificate of Incorporation of Registrant.	10-K		3.01	6/14/2004

3.02	Certificate of Designations of Series A Junior Participating Preferred Stock of Registrant.	8-K		3.01	12/21/2004

		Incorporated by Reference				Filed or
Exhibit						Furnished
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith

3.03	Form of Certificate of Amendment of Restated Certificate of Incorporation of Registrant.(2)

3.04	Bylaws of the Registrant, amended and restated effective August 11, 1998.	8-K		3.1	8/19/1998

5.01	Opinion of Fenwick & West LLP.*

8.01	Tax Opinion of Fenwick & West LLP.*

8.02	Tax Opinion of Simpson Thacher & Bartlett LLP.*

10.01	Employment Agreement dated December 15, 2004 with Gary Bloom.					X

10.02	Employment Agreement dated February 7, 2005 with Art Matin.					X

10.03	Employment Agreement dated December 15, 2004 with Edwin Gillis.					X

10.04	Employment Agreement dated December 15, 2004 with John Brigden.					X

10.05	Employment Agreement dated December 15, 2004 with Mark Bregman.					X

10.06	Employment Agreement dated December 15, 2004 with Jeremy Burton.					X

10.07	Employment Agreement dated December 15, 2004 with Kris Hagerman.					X

10.08	Employment Agreement dated December 15, 2004 with Greg Hughes.					X

21.01	Subsidiaries of Registrant.	10-K		21.01	6/14/2004

23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm, with respect to the Registrant.					X

23.02	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to the Registrant.					X

23.03	Consent of KPMG LLP, Independent Registered Public Accounting Firm, with respect to VERITAS.					X

23.04	Consent of Fenwick & West LLP (set forth in exhibit 5.01).*

23.05	Consent of Fenwick & West LLP (set forth in exhibit 8.01).*

23.06	Consent of Simpson Thacher & Bartlett LLP (set forth in exhibit 8.02).*

24.01	Power of Attorney (included on the signature page of this Registration Statement).

99.01	Form of Proxy of the Registrant.*

99.02	Form of Proxy of VERITAS.*

99.03	Consent of Lehman Brothers Inc., Financial Advisor to the Board of Directors of Registrant.					X

99.04	Consent of Goldman, Sachs & Co., Financial Advisor to the Board of Directors of VERITAS.					X

99.05	Consent of Gary Bloom to be named as a director of the Registrant.					X

(1)	Included with Annex A to the joint proxy statement/ prospectus that is part of this registration statement.

(2)	Included with Annex D to the joint proxy statement/ prospectus that is part of this registration statement.

*	To be filed by amendment.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cupertino, state of California, on February 10, 2005.

SYMANTEC CORPORATION

By:	/s/ JOHN W. THOMPSON

John W. Thompson
Chairman and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John W. Thompson and Arthur F. Courville, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any other registration statement for the same offering, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ JOHN W. THOMPSON John W. Thompson	Chairman and Chief Executive Officer (principal executive officer)	February 10, 2005

/s/ GREGORY E. MYERS Gregory E. Myers	Chief Financial Officer and Senior Vice President of Finance (principal financial officer and principal accounting officer)	February 10, 2005

/s/ TANIA AMOCHAEV Tania Amochaev	Director	February 10, 2005

/s/ WILLIAM T. COLEMAN III William T. Coleman III	Director	February 10, 2005

/s/ DAVID L. MAHONEY David L. Mahoney	Director	February 10, 2005

/s/ ROBERT S. MILLER Robert S. Miller	Director	February 10, 2005

Name and Signature	Title	Date

/s/ GEORGE REYES George Reyes	Director	February 10, 2005

/s/ DANIEL H. SCHULMAN Daniel H. Schulman	Director	February 10, 2005

INDEX TO EXHIBITS

		Incorporated by Reference				Filed or
Exhibit						Furnished
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith

2.01	Agreement and Plan of Reorganization between the Registrant, Carmel Acquisition Corp. and VERITAS dated December 15, 2004.(1)

3.01	Restated Certificate of Incorporation of Registrant.	10-K		3.01	6/14/2004

3.02	Certificate of Designations of Series A Junior Participating Preferred Stock of Registrant.	8-K		3.01	12/21/2004

3.03	Form of Certificate of Amendment of Restated Certificate of Incorporation of Registrant.(2)

3.04	Bylaws of the Registrant, amended and restated effective August 11, 1998.	8-K		3.1	8/19/1998

5.01	Opinion of Fenwick & West LLP.*

8.01	Tax Opinion of Fenwick & West LLP.*

8.02	Tax Opinion of Simpson Thacher & Bartlett LLP.*

10.01	Employment Agreement dated December 15, 2004 with Gary Bloom.					X

10.02	Employment Agreement dated February 7, 2005 with Art Matin.					X

10.03	Employment Agreement dated December 15, 2004 with Edwin Gillis.					X

10.04	Employment Agreement dated December 15, 2004 with John Brigden.					X

10.05	Employment Agreement dated December 15, 2004 with Mark Bregman.					X

10.06	Employment Agreement dated December 15, 2004 with Jeremy Burton.					X

10.07	Employment Agreement dated December 15, 2004 with Kris Hagerman.					X

10.08	Employment Agreement dated December 15, 2004 with Greg Hughes.					X

21.01	Subsidiaries of Registrant.	10-K		21.01	6/14/2004

23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm, with respect to the Registrant.					X

23.02	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to the Registrant.					X

23.03	Consent of KPMG LLP, Independent Registered Public Accounting Firm, with respect to VERITAS.					X

23.04	Consent of Fenwick & West LLP (set forth in exhibit 5.01).*

23.05	Consent of Fenwick & West LLP (set forth in exhibit 8.01).*

23.06	Consent of Simpson Thacher & Bartlett LLP (set forth in exhibit 8.02).*

24.01	Power of Attorney (included on the signature page of this Registration Statement).

99.01	Form of Proxy of the Registrant.*

99.02	Form of Proxy of VERITAS.*

		Incorporated by Reference				Filed or
Exhibit						Furnished
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith

99.03	Consent of Lehman Brothers Inc., Financial Advisor to the Board of Directors of Registrant.					X

99.04	Consent of Goldman, Sachs & Co., Financial Advisor to the Board of Directors of VERITAS.					X

99.05	Consent of Gary Bloom to be named as a director of the Registrant.					X

(1)	Included with Annex A to the joint proxy statement/ prospectus that is part of this registration statement.

(2)	Included with Annex D to the joint proxy statement/ prospectus that is part of this registration statement.

*	To be filed by amendment.